WAMU ASSET ACCEPTANCE CORP.,
Depositor

WASHINGTON MUTUAL BANK,
Seller and Servicer

CITIBANK, N.A.,
Trustee

and

CHRISTIANA BANK & TRUST COMPANY,
Delaware Trustee

POOLING AND SERVICING AGREEMENT
Dated as of May 1, 2007

_____

WaMu Asset-Backed Certificates

WaMu Series 2007-HE3 Trust

TABLE OF CONTENTS

ARTICLE I DEFINITIONS 12

Section 1.01   Defined Terms. 12
Section 1.02   Accounting. 80
Section 1.03   Allocation of Certain Interest Shortfalls. 80
Section 1.04   Rights of the NIMS Insurer. 81

ARTICLE II CONVEYANCE OF MORTGAGE LOANS; ORIGINAL ISSUANCE OF
           CERTIFICATES 82

Section 2.01   Conveyance of Mortgage Loans. 82
Section 2.02   Acceptance of REMIC 1 by the Trustee. 86
Section 2.03   Cure, Repurchase or Substitution of Mortgage Loans by the Seller;
              Remedies for Breaches by Depositor or Servicer; Remedies for
              Breaches Relating to Prepayment Charges. 87
Section 2.04   Representations, Warranties and Covenants of the Servicer. 91
Section 2.05   Representations and Warranties of the Depositor. 93
Section 2.06   Issuance of Certificates. 95
Section 2.07   Reserved. 95
Section 2.08   Conveyance of REMIC Regular Interests and Acceptance of
              REMICs by the Trustee; Issuance of Certificates. 95
Section 2.09   Creation of the Trust. 98
Section 2.10   Restrictions on Activities of the Trust. 99
Section 2.11   Separateness Requirements. 99

ARTICLE III ADMINISTRATION AND SERVICING OF THE MORTGAGE LOANS 101

Section 3.01   Servicer to Act as Servicer. 101
Section 3.02   Sub-Servicing Agreements Between the Servicer and Sub-Servicers. 103
Section 3.03   Successor Sub-Servicers. 104
Section 3.04   Liability of the Servicer. 105
Section 3.05   No Contractual Relationship Between Sub-Servicers and the NIMS
              Insurer, the Trustee or Certificateholders. 105
Section 3.06   Assumption or Termination of Sub-Servicing Agreements by
              Trustee. 105
Section 3.07   Collection of Certain Mortgage Loan Payments. 106
Section 3.08   Sub-Servicing Accounts. 106
Section 3.09   Collection of Taxes, Assessments and Similar Items; Servicing
              Accounts. 107
Section 3.10   Collection Account and Distribution Account. 107
Section 3.11   Withdrawals from the Collection Account and Distribution Account. 110
Section 3.12   Investment of Funds in the Interest Coverage Account, the Collection
              Account and the Distribution Account. 112
Section 3.13   Reserved. 113
Section 3.14   Maintenance of Hazard Insurance and Errors and Omissions and
              Fidelity Coverage. 113

TABLE OF CONTENTS
(cont'd)

Page

Section 3.15   Enforcement of Due-On-Sale Clauses; Assumption Agreements. 114
Section 3.16   Realization Upon Defaulted Mortgage Loans. 115
Section 3.17   Trustee to Cooperate; Release of Mortgage Files. 118
Section 3.18   Servicing Compensation. 120
Section 3.19   Reports to the Trustee; Collection Account Statements. 120
Section 3.20   Annual Statement as to Compliance. 121
Section 3.21   Assessments of Compliance and Attestation Reports..............................121
Section 3.22   Access to Certain Documentation..122
Section 3.23   Title, Management and Disposition of REO Property. 123
Section 3.24   Obligations of the Servicer in Respect of Prepayment Interest
                Shortfalls. 126
Section 3.25   Obligations of the Servicer in Respect of Mortgage Rates and
                Monthly Payments. 126
Section 3.26   Reserve Fund..126
Section 3.27   Advance Facility. 128
Section 3.28   PMI Policy; Claims Under the PMI Policy..128
Section 3.29   Swap Agreement. 129
Section 3.30   Replacement Swap Agreement. 129
Section 3.31   Swap Counterparty Default..130

ARTICLE IV FLOW OF FUNDS 131

Section 4.01   Distributions..131
Section 4.02   Preference Claims. 148
Section 4.03   Statements. 148
Section 4.04   Remittance Reports; Advances. 152
Section 4.05   Distributions on the REMIC Regular Interests. 154
Section 4.06   Allocation of Realized Losses...157
Section 4.07   Compliance with Withholding Requirements...161
Section 4.08   Commission Reporting. 161
Section 4.09   Supplemental Interest Trust. 163
Section 4.10   Final Maturity Reserve Trust. 166
Section 4.11   Intention of the Parties and Interpretation...166
Section 4.12   Interest Coverage Account...167

ARTICLE V THE CERTIFICATES 167

Section 5.01   The Certificates..167
Section 5.02   Registration of Transfer and Exchange of Certificates. 169
Section 5.03   Mutilated, Destroyed, Lost or Stolen Certificates...................................175
Section 5.04   Persons Deemed Owners..175

ARTICLE VI THE SERVICER AND THE DEPOSITOR..175

Section 6.01   Liability of the Servicer and the Depositor..175
Section 6.02   Merger or Consolidation of the Depositor or the Servicer........................176
Section 6.03   Limitation on Liability of the Depositor, the Servicer and Others. 176

TABLE OF CONTENTS
(cont'd)

Page

Section 6.04   Limitation on Resignation of Servicer. 177
Section 6.05   Rights of the Depositor, the NIMS Insurer and the Trustee in Respect
                of the Servicer. 178

ARTICLE VII DEFAULT..178

Section 7.01   Servicer Events of Default. 178
Section 7.02   Trustee to Act; Appointment of Successor. 181
Section 7.03   Notification to Certificateholders...183
Section 7.04   Waiver of Servicer Events of Default. 183

ARTICLE VIII THE TRUSTEE 183

Section 8.01   Duties of Trustees. 183
Section 8.02   Certain Matters Affecting the Trustees...184
Section 8.03   Trustees Not Liable for Certificates or Mortgage Loans. 186
Section 8.04   Trustees May Own Certificates..187
Section 8.05   Trustees' Fees and Expenses..187
Section 8.06   Eligibility Requirements for Trustees. 188
Section 8.07   Resignation or Removal of Trustees. 189
Section 8.08   Successor Trustees. 189
Section 8.09   Merger or Consolidation of Trustees. 190
Section 8.10   Appointment of Co-Trustee or Separate Trustee. 190
Section 8.11   Appointment of Custodians. 191
Section 8.12   Appointment of Office or Agency. 192
Section 8.13   Representations and Warranties of the Trustee..192
Section 8.14   Duties of Delaware Trustee...193
Section 8.15   Amendment to Certificate of Trust. 193
Section 8.16   Trustees Act on Behalf of Trust. 193

ARTICLE IX TERMINATION..194

Section 9.01   Termination Upon Purchase or Liquidation of All Mortgage Loans.........194
Section 9.02   Additional Termination Requirements..197
Section 9.03   Termination of the Supplemental Interest Trust and the Final
                Maturity Reserve Trust. 197

ARTICLE X REMIC PROVISIONS..198

Section 10.01   REMIC Administration..198
Section 10.02   Prohibited Transactions and Activities. 202
Section 10.03   Trustee, Servicer and Depositor Indemnification. 202

ARTICLE XI MISCELLANEOUS PROVISIONS..203

Section 11.01   Amendment..203
Section 11.02   Recordation of Agreement; Counterparts. 204
Section 11.03   Limitation on Rights of Certificateholders. 205
Section 11.04   Governing Law; Jurisdiction..205

TABLE OF CONTENTS
(cont'd)

		Page
Section 11.05	Notices.	205
Section 11.06	Severability of Provisions.	206
Section 11.07	Notice to the Rating Agencies, the Swap Counterparty and the NIMS Insurer.	206
Section 11.08	Article and Section References.	207
Section 11.09	Third-Party Beneficiaries.	207
Section 11.10	Grant of Security Interest.	208

Exhibits

Exhibit A-1	Form of Senior Certificates
Exhibit A-2	Form of Subordinate Certificates
Exhibit A-3	Form of Class C Certificates
Exhibit A-4	Form of Class P Certificates
Exhibit A-5	Form of Residual Certificates
Exhibit A-6	Form of Reverse of Certificates
Exhibit B	Form of Swap Agreement
Exhibit C	Form of Mortgage Loan Purchase Agreement
Exhibit D	Mortgage Loan Schedule
Exhibit E-1	Request for Release (for Trustee/Custodian)
Exhibit E-2	Request for Release (Certificate – Mortgage Loan Paid in Full)
Exhibit E-3	Form of Mortgage Loan Assignment Agreement
Exhibit F-1	Form of Trustee's Initial Certification
Exhibit F-2	Form of Trustee's Final Certification
Exhibit G	Form of Residual NIM Holder Certificate
Exhibit H	Form of Lost Note Affidavit
Exhibit I	Form of ERISA Representation
Exhibit J-1A	[Reserved]
Exhibit J-1B	[Reserved]
Exhibit J-2	Form of Investment Letter
Exhibit K	Form of Class R Certificate, Class R-CX Certificate and Class R-PX Certificate Transfer Affidavit
Exhibit L	Form of Transferor Certificate
Exhibit M	[Reserved]
Exhibit N	Criteria to be Addressed in Assessment of Compliance
Exhibit O	Form 10-D, Form 8-K and Form 10-K Reporting Responsibility
Exhibit P	Form of Trustee Certificate

Schedules

Schedule I	Prepayment Charge Schedule
Schedule II	Swap Notional Amount Schedule
Schedule III	40 Year Loans Final Maturity Schedule
Schedule IV	PMI Mortgage Loan Schedule

This POOLING AND SERVICING AGREEMENT is dated as of May 1, 2007 (the "Agreement"), among WAMU ASSET ACCEPTANCE CORP., as depositor (the "Depositor"), WASHINGTON MUTUAL BANK, as seller (the "Seller") and servicer (the "Servicer"), CITIBANK, N.A., as trustee (the "Trustee"), supplemental interest trust trustee and final maturity reserve trust trustee and CHRISTIANA BANK NATIONAL TRUST COMPANY, as Delaware trustee (the "Delaware Trustee").

PRELIMINARY STATEMENT:

The Depositor intends to sell pass-through certificates (collectively, the "Certificates"), to be issued hereunder in multiple classes, which in the aggregate will evidence the entire beneficial ownership interest in the Trust. The Certificates will consist of twenty-one classes of certificates, designated as (i) the Class I-A Certificates, (ii) the Class II-A1 Certificates, (iii) the Class II-A2 Certificates, (iv) the Class II-A3 Certificates, (v) the Class II-A4 Certificates, (vi) the Class II-A5 Certificates, (vii) the Class M-1 Certificates, (viii) the Class M-2 Certificates, (ix) the Class M-3 Certificates, (x) the Class M-4 Certificates, (xi) the Class M-5 Certificates, (xii) the Class M-6 Certificates, (xiii) the Class M-7 Certificates, (xiv) the Class M-8 Certificates, (xv) the Class M-9 Certificates, (xvi) the Class C Certificates, (xvii) the Class P Certificates, (xviii) the Class R Certificates, (xix) the Class R-CX Certificates and (xx) the Class R-PX Certificates.

REMIC 1

As provided herein, the Trustee shall make an election to treat the segregated pool of assets consisting of the Mortgage Loans and certain other related assets subject to this Agreement (exclusive of the Reserve Fund, the Supplemental Interest Trust, the Final Maturity Reserve Trust, the Interest Coverage Account and the Servicer Prepayment Charge Payment Amounts) as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC 1." The Class R-1 Interest shall represent the sole class of "residual interests" in REMIC 1 for purposes of the REMIC Provisions (as defined herein) under federal income tax law. The following table irrevocably sets forth the designation, the Uncertificated REMIC 1 Pass-Through Rate, the initial Uncertificated Principal Balance, and solely for purposes of satisfying Treasury regulation Section 1.860G-1(a)(4)(iii), the "latest possible maturity date" for each of the REMIC 1 Regular Interests. None of the REMIC 1 Regular Interests will be certificated.

Designation	Initial Uncertificated Principal Balance	Uncertificated REMIC 1 Pass-Through Rate	Assumed Final Maturity Date[1]
IX	$106,361,612.42	Variable[2]	June 25, 2049
I-1-A	$1,348,397.90	Variable[2]	June 25, 2049
I-1-B	$1,348,397.90	Variable[2]	June 25, 2049
I-2-A	$1,861,863.41	Variable[2]	June 25, 2049
I-2-B	$1,861,863.41	Variable[2]	June 25, 2049
I-3-A	$2,227,745.88	Variable[2]	June 25, 2049
I-3-B	$2,227,745.88	Variable[2]	June 25, 2049
I-4-A	$2,545,266.32	Variable[2]	June 25, 2049
I-4-B	$2,545,266.32	Variable[2]	June 25, 2049
I-5-A	$723,545.74	Variable[2]	June 25, 2049
I-5-B	$723,545.74	Variable[2]	June 25, 2049
I-6-A	$1,082,677.45	Variable[2]	June 25, 2049
I-6-B	$1,082,677.45	Variable[2]	June 25, 2049
I-7-A	$1,441,380.17	Variable[2]	June 25, 2049
I-7-B	$1,441,380.17	Variable[2]	June 25, 2049
I-8-A	$1,746,004.98	Variable[2]	June 25, 2049
I-8-B	$1,746,004.98	Variable[2]	June 25, 2049
I-9-A	$2,105,931.74	Variable[2]	June 25, 2049
I-9-B	$2,105,931.74	Variable[2]	June 25, 2049
I-10-A	$2,533,712.22	Variable[2]	June 25, 2049
I-10-B	$2,533,712.22	Variable[2]	June 25, 2049
I-11-A	$3,406,188.19	Variable[2]	June 25, 2049
I-11-B	$3,406,188.19	Variable[2]	June 25, 2049
I-12-A	$4,334,340.34	Variable[2]	June 25, 2049
I-12-B	$4,334,340.34	Variable[2]	June 25, 2049
I-13-A	$4,852,984.06	Variable[2]	June 25, 2049
I-13-B	$4,852,984.06	Variable[2]	June 25, 2049
I-14-A	$4,672,776.39	Variable[2]	June 25, 2049
I-14-B	$4,672,776.39	Variable[2]	June 25, 2049
I-15-A	$4,387,117.28	Variable[2]	June 25, 2049
I-15-B	$4,387,117.28	Variable[2]	June 25, 2049
I-16-A	$4,147,591.40	Variable[2]	June 25, 2049
I-16-B	$4,147,591.40	Variable[2]	June 25, 2049
I-17-A	$3,940,721.29	Variable[2]	June 25, 2049
I-17-B	$3,940,721.29	Variable[2]	June 25, 2049
I-18-A	$3,753,148.02	Variable[2]	June 25, 2049
I-18-B	$3,753,148.02	Variable[2]	June 25, 2049
I-19-A	$3,558,777.18	Variable[2]	June 25, 2049

Designation	Initial Uncertificated Principal Balance	Uncertificated REMIC 1 Pass-Through Rate	Assumed Final Maturity Date[1]
I-19-B	$3,558,777.18	Variable[2]	June 25, 2049
I-20-A	$3,377,959.89	Variable[2]	June 25, 2049
I-20-B	$3,377,959.89	Variable[2]	June 25, 2049
I-21-A	$3,284,852.18	Variable[2]	June 25, 2049
I-21-B	$3,284,852.18	Variable[2]	June 25, 2049
I-22-A	$48,378,425.23	Variable[2]	June 25, 2049
I-22-B	$48,378,425.23	Variable[2]	June 25, 2049
I-23-A	$2,867,552.29	Variable[2]	June 25, 2049
I-23-B	$2,867,552.29	Variable[2]	June 25, 2049
I-24-A	$5,185,015.97	Variable[2]	June 25, 2049
I-24-B	$5,185,015.97	Variable[2]	June 25, 2049
I-25-A	$4,533,354.61	Variable[2]	June 25, 2049
I-25-B	$4,533,354.61	Variable[2]	June 25, 2049
I-26-A	$3,642,638.38	Variable[2]	June 25, 2049
I-26-B	$3,642,638.38	Variable[2]	June 25, 2049
I-27-A	$3,095,343.02	Variable[2]	June 25, 2049
I-27-B	$3,095,343.02	Variable[2]	June 25, 2049
I-28-A	$2,690,721.15	Variable[2]	June 25, 2049
I-28-B	$2,690,721.15	Variable[2]	June 25, 2049
I-29-A	$2,399,999.24	Variable[2]	June 25, 2049
I-29-B	$2,399,999.24	Variable[2]	June 25, 2049
I-30-A	$2,162,807.51	Variable[2]	June 25, 2049
I-30-B	$2,162,807.51	Variable[2]	June 25, 2049
I-31-A	$1,990,321.67	Variable[2]	June 25, 2049
I-31-B	$1,990,321.67	Variable[2]	June 25, 2049
I-32-A	$1,912,992.96	Variable[2]	June 25, 2049
I-32-B	$1,912,992.96	Variable[2]	June 25, 2049
I-33-A	$1,881,677.47	Variable[2]	June 25, 2049
I-33-B	$1,881,677.47	Variable[2]	June 25, 2049
I-34-A	$1,844,575.84	Variable[2]	June 25, 2049
I-34-B	$1,844,575.84	Variable[2]	June 25, 2049
I-35-A	$31,514.72	Variable[2]	June 25, 2049
I-35-B	$31,514.72	Variable[2]	June 25, 2049
I-36-A	$2,600,299.44	Variable[2]	June 25, 2049
I-36-B	$2,600,299.44	Variable[2]	June 25, 2049
I-37-A	$1,785,497.84	Variable[2]	June 25, 2049
I-37-B	$1,785,497.84	Variable[2]	June 25, 2049
I-38-A	$1,555,630.52	Variable[2]	June 25, 2049
I-38-B	$1,555,630.52	Variable[2]	June 25, 2049
I-39-A	$1,443,895.58	Variable[2]	June 25, 2049
I-39-B	$1,443,895.58	Variable[2]	June 25, 2049
I-40-A	$1,327,412.48	Variable[2]	June 25, 2049
I-40-B	$1,327,412.48	Variable[2]	June 25, 2049
I-41-A	$1,245,684.10	Variable[2]	June 25, 2049
I-41-B	$1,245,684.10	Variable[2]	June 25, 2049
I-42-A	$1,177,569.28	Variable[2]	June 25, 2049
I-42-B	$1,177,569.28	Variable[2]	June 25, 2049
I-43-A	$1,093,878.04	Variable[2]	June 25, 2049
I-43-B	$1,093,878.04	Variable[2]	June 25, 2049
I-44-A	$1,051,497.02	Variable[2]	June 25, 2049
I-44-B	$1,051,497.02	Variable[2]	June 25, 2049
I-45-A	$943,087.80	Variable[2]	June 25, 2049
I-45-B	$943,087.80	Variable[2]	June 25, 2049
I-46-A	$913,555.81	Variable[2]	June 25, 2049
I-46-B	$913,555.81	Variable[2]	June 25, 2049

Designation	Initial Uncertificated Principal Balance	Uncertificated REMIC 1 Pass-Through Rate	Assumed Final Maturity Date[1]
I-47-A	$880,065.47	Variable[2]	June 25, 2049
I-47-B	$880,065.47	Variable[2]	June 25, 2049
I-48-A	$852,638.50	Variable[2]	June 25, 2049
I-48-B	$852,638.50	Variable[2]	June 25, 2049
I-49-A	$827,554.66	Variable[2]	June 25, 2049
I-49-B	$827,554.66	Variable[2]	June 25, 2049
I-50-A	$811,670.30	Variable[2]	June 25, 2049
I-50-B	$811,670.30	Variable[2]	June 25, 2049
I-51-A	$791,255.40	Variable[2]	June 25, 2049
I-51-B	$791,255.40	Variable[2]	June 25, 2049
I-52-A	$770,730.12	Variable[2]	June 25, 2049
I-52-B	$770,730.12	Variable[2]	June 25, 2049
I-53-A	$750,232.43	Variable[2]	June 25, 2049
I-53-B	$750,232.43	Variable[2]	June 25, 2049
I-54-A	$729,909.10	Variable[2]	June 25, 2049
I-54-B	$729,909.10	Variable[2]	June 25, 2049
I-55-A	$710,257.48	Variable[2]	June 25, 2049
I-55-B	$710,257.48	Variable[2]	June 25, 2049
I-56-A	$683,191.97	Variable[2]	June 25, 2049
I-56-B	$683,191.97	Variable[2]	June 25, 2049
I-57-A	$654,911.82	Variable[2]	June 25, 2049
I-57-B	$654,911.82	Variable[2]	June 25, 2049
I-58-A	$625,382.96	Variable[2]	June 25, 2049
I-58-B	$625,382.96	Variable[2]	June 25, 2049
I-59-A	$19,570,047.53	Variable[2]	June 25, 2049
I-59-B	$19,570,047.53	Variable[2]	June 25, 2049
IIX	$148,019,355.03	Variable[2]	June 25, 2049
II-1-A	$1,876,511.60	Variable[2]	June 25, 2049
II-1-B	$1,876,511.60	Variable[2]	June 25, 2049
II-2-A	$2,591,081.09	Variable[2]	June 25, 2049
II-2-B	$2,591,081.09	Variable[2]	June 25, 2049
II-3-A	$3,100,265.12	Variable[2]	June 25, 2049
II-3-B	$3,100,265.12	Variable[2]	June 25, 2049
II-4-A	$3,542,145.68	Variable[2]	June 25, 2049
II-4-B	$3,542,145.68	Variable[2]	June 25, 2049
II-5-A	$1,006,929.76	Variable[2]	June 25, 2049
II-5-B	$1,006,929.76	Variable[2]	June 25, 2049
II-6-A	$1,506,719.05	Variable[2]	June 25, 2049
II-6-B	$1,506,719.05	Variable[2]	June 25, 2049
II-7-A	$2,005,911.33	Variable[2]	June 25, 2049
II-7-B	$2,005,911.33	Variable[2]	June 25, 2049
II-8-A	$2,429,845.52	Variable[2]	June 25, 2049
II-8-B	$2,429,845.52	Variable[2]	June 25, 2049
II-9-A	$2,930,741.26	Variable[2]	June 25, 2049
II-9-B	$2,930,741.26	Variable[2]	June 25, 2049
II-10-A	$3,526,066.28	Variable[2]	June 25, 2049
II-10-B	$3,526,066.28	Variable[2]	June 25, 2049
II-11-A	$4,740,256.31	Variable[2]	June 25, 2049
II-11-B	$4,740,256.31	Variable[2]	June 25, 2049
II-12-A	$6,031,928.66	Variable[2]	June 25, 2049
II-12-B	$6,031,928.66	Variable[2]	June 25, 2049
II-13-A	$6,753,704.44	Variable[2]	June 25, 2049
II-13-B	$6,753,704.44	Variable[2]	June 25, 2049
II-14-A	$6,502,916.61	Variable[2]	June 25, 2049
II-14-B	$6,502,916.61	Variable[2]	June 25, 2049

Designation	Initial Uncertificated Principal Balance	Uncertificated REMIC 1 Pass-Through Rate	Assumed Final Maturity Date[1]
II-15-A	$6,105,376.22	Variable[2]	June 25, 2049
II-15-B	$6,105,376.22	Variable[2]	June 25, 2049
II-16-A	$5,772,037.60	Variable[2]	June 25, 2049
II-16-B	$5,772,037.60	Variable[2]	June 25, 2049
II-17-A	$5,484,144.71	Variable[2]	June 25, 2049
II-17-B	$5,484,144.71	Variable[2]	June 25, 2049
II-18-A	$5,223,106.48	Variable[2]	June 25, 2049
II-18-B	$5,223,106.48	Variable[2]	June 25, 2049
II-19-A	$4,952,608.32	Variable[2]	June 25, 2049
II-19-B	$4,952,608.32	Variable[2]	June 25, 2049
II-20-A	$4,700,972.11	Variable[2]	June 25, 2049
II-20-B	$4,700,972.11	Variable[2]	June 25, 2049
II-21-A	$4,571,397.82	Variable[2]	June 25, 2049
II-21-B	$4,571,397.82	Variable[2]	June 25, 2049
II-22-A	$67,326,325.77	Variable[2]	June 25, 2049
II-22-B	$67,326,325.77	Variable[2]	June 25, 2049
II-23-A	$3,990,658.21	Variable[2]	June 25, 2049
II-23-B	$3,990,658.21	Variable[2]	June 25, 2049
II-24-A	$7,215,780.03	Variable[2]	June 25, 2049
II-24-B	$7,215,780.03	Variable[2]	June 25, 2049
II-25-A	$6,308,888.89	Variable[2]	June 25, 2049
II-25-B	$6,308,888.89	Variable[2]	June 25, 2049
II-26-A	$5,069,314.62	Variable[2]	June 25, 2049
II-26-B	$5,069,314.62	Variable[2]	June 25, 2049
II-27-A	$4,307,665.48	Variable[2]	June 25, 2049
II-27-B	$4,307,665.48	Variable[2]	June 25, 2049
II-28-A	$3,744,569.35	Variable[2]	June 25, 2049
II-28-B	$3,744,569.35	Variable[2]	June 25, 2049
II-29-A	$3,339,983.26	Variable[2]	June 25, 2049
II-29-B	$3,339,983.26	Variable[2]	June 25, 2049
II-30-A	$3,009,892.99	Variable[2]	June 25, 2049
II-30-B	$3,009,892.99	Variable[2]	June 25, 2049
II-31-A	$2,769,851.33	Variable[2]	June 25, 2049
II-31-B	$2,769,851.33	Variable[2]	June 25, 2049
II-32-A	$2,662,236.04	Variable[2]	June 25, 2049
II-32-B	$2,662,236.04	Variable[2]	June 25, 2049
II-33-A	$2,618,655.53	Variable[2]	June 25, 2049
II-33-B	$2,618,655.53	Variable[2]	June 25, 2049
II-34-A	$2,567,022.66	Variable[2]	June 25, 2049
II-34-B	$2,567,022.66	Variable[2]	June 25, 2049
II-35-A	$43,857.78	Variable[2]	June 25, 2049
II-35-B	$43,857.78	Variable[2]	June 25, 2049
II-36-A	$3,618,733.06	Variable[2]	June 25, 2049
II-36-B	$3,618,733.06	Variable[2]	June 25, 2049
II-37-A	$2,484,806.16	Variable[2]	June 25, 2049
II-37-B	$2,484,806.16	Variable[2]	June 25, 2049
II-38-A	$2,164,908.98	Variable[2]	June 25, 2049
II-38-B	$2,164,908.98	Variable[2]	June 25, 2049
II-39-A	$2,009,411.92	Variable[2]	June 25, 2049
II-39-B	$2,009,411.92	Variable[2]	June 25, 2049
II-40-A	$1,847,307.02	Variable[2]	June 25, 2049
II-40-B	$1,847,307.02	Variable[2]	June 25, 2049
II-41-A	$1,733,568.90	Variable[2]	June 25, 2049
II-41-B	$1,733,568.90	Variable[2]	June 25, 2049
II-42-A	$1,638,776.22	Variable[2]	June 25, 2049

Designation	Initial Uncertificated Principal Balance	Uncertificated REMIC 1 Pass-Through Rate	Assumed Final Maturity Date[1]
II-42-B	$1,638,776.22	Variable[2]	June 25, 2049
II-43-A	$1,522,306.46	Variable[2]	June 25, 2049
II-43-B	$1,522,306.46	Variable[2]	June 25, 2049
II-44-A	$1,463,326.48	Variable[2]	June 25, 2049
II-44-B	$1,463,326.48	Variable[2]	June 25, 2049
II-45-A	$1,312,457.70	Variable[2]	June 25, 2049
II-45-B	$1,312,457.70	Variable[2]	June 25, 2049
II-46-A	$1,271,359.19	Variable[2]	June 25, 2049
II-46-B	$1,271,359.19	Variable[2]	June 25, 2049
II-47-A	$1,224,752.03	Variable[2]	June 25, 2049
II-47-B	$1,224,752.03	Variable[2]	June 25, 2049
II-48-A	$1,186,583.00	Variable[2]	June 25, 2049
II-48-B	$1,186,583.00	Variable[2]	June 25, 2049
II-49-A	$1,151,674.84	Variable[2]	June 25, 2049
II-49-B	$1,151,674.84	Variable[2]	June 25, 2049
II-50-A	$1,129,569.20	Variable[2]	June 25, 2049
II-50-B	$1,129,569.20	Variable[2]	June 25, 2049
II-51-A	$1,101,158.60	Variable[2]	June 25, 2049
II-51-B	$1,101,158.60	Variable[2]	June 25, 2049
II-52-A	$1,072,594.38	Variable[2]	June 25, 2049
II-52-B	$1,072,594.38	Variable[2]	June 25, 2049
II-53-A	$1,044,068.57	Variable[2]	June 25, 2049
II-53-B	$1,044,068.57	Variable[2]	June 25, 2049
II-54-A	$1,015,785.40	Variable[2]	June 25, 2049
II-54-B	$1,015,785.40	Variable[2]	June 25, 2049
II-55-A	$988,437.02	Variable[2]	June 25, 2049
II-55-B	$988,437.02	Variable[2]	June 25, 2049
II-56-A	$950,771.03	Variable[2]	June 25, 2049
II-56-B	$950,771.03	Variable[2]	June 25, 2049
II-57-A	$911,414.68	Variable[2]	June 25, 2049
II-57-B	$911,414.68	Variable[2]	June 25, 2049
II-58-A	$870,320.54	Variable[2]	June 25, 2049
II-58-B	$870,320.54	Variable[2]	June 25, 2049
II-59-A	$27,234,854.97	Variable[2]	June 25, 2049
II-59-B	$27,234,854.97	Variable[2]	June 25, 2049
P	100.00	Variable[2]	June 25, 2049

---

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month following the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each REMIC 1 Regular Interest.

[2] Calculated in accordance with the definition of "Uncertificated REMIC 1 Pass-Through Rate" herein.

REMIC 2

As provided herein, the Trustee shall make an election to treat the segregated pool of assets consisting of the REMIC 1 Regular Interests and certain other related assets subject to this Agreement (exclusive of the Reserve Fund, the Supplemental Interest Trust, the Final Maturity Reserve Trust, the Interest Coverage Account and the Servicer Prepayment Charge Payment Amounts) as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC 2." The Class R-2 Interest shall represent the sole class of "residual interests" in REMIC 2 for purposes of the REMIC Provisions (as defined herein) under federal income tax law. The following table irrevocably sets forth the designation, the Uncertificated REMIC 2 Pass-Through Rate, the initial Uncertificated Principal Balance, and solely for purposes of satisfying Treasury regulation Section 1.860G-1(a)(4)(iii), the "latest possible maturity date" for each of the REMIC 2 Regular Interests. None of the REMIC 2 Regular Interests will be certificated.

Designation	Initial Uncertificated Principal Balance	Uncertificated REMIC 2 Pass-Through Rate	Assumed Final Maturity Date[1]
AA	$564,690,284.21	Variable[2]	June 25, 2049
A-IA	$1,862,375.00	Variable[2]	June 25, 2049
A-IIA1	$742,150.00	Variable[2]	June 25, 2049
A-IIA2	$257,090.00	Variable[2]	June 25, 2049
A-IIA3	$427,255.00	Variable[2]	June 25, 2049
A-IIA4	$165,295.00	Variable[2]	June 25, 2049
A-IIA5	$1,000,000.00	Variable[2]	June 25, 2049
M1	$267,940.00	Variable[2]	June 25, 2049
M2	$187,270.00	Variable[2]	June 25, 2049
M3	$109,480.00	Variable[2]	June 25, 2049
M4	$95,075.00	Variable[2]	June 25, 2049
M5	$95,075.00	Variable[2]	June 25, 2049
M6	$74,910.00	Variable[2]	June 25, 2049
M7	$80,670.00	Variable[2]	June 25, 2049
M8	$54,740.00	Variable[2]	June 25, 2049
M9	$80,670.00	Variable[2]	June 25, 2049
ZZ	$6,024,296.51	Variable[2]	June 25, 2049
1GRP	$10,937.83	Variable[2]	June 25, 2049
1SUB	$48,185.33	Variable[2]	June 25, 2049
2GRP	$15,221.80	Variable[2]	June 25, 2049
2SUB	$67,057.60	Variable[2]	June 25, 2049
Swap IO	N/A[3]	Variable[2]	June 25, 2049
FMR IO	N/A[4]	Variable[2]	June 25, 2049
XX		Variable[2]	June 25, 2049

---

[1]   Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month following the month of the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each REMIC 2 Regular Interest.

[2]   Calculated in accordance with the definition of "Uncertificated REMIC 2 Pass-Through Rate" herein.

[3]   REMIC 2 Regular Interest Swap IO will not have a principal amount but will accrue interest on its Uncertificated Notional Amount, as defined herein.

[4]   REMIC 2 Regular Interest FMR IO will not have a principal amount but will at all times have a notional amount equal to the aggregate principal amounts of all of the REMIC 1 Regular Interests.

REMIC 3

As provided herein, the Trustee shall make an election to treat the segregated pool of assets consisting of the REMIC 2 Regular Interests as a REMIC for federal income tax purposes, and such segregated pool of assets shall be designated as "REMIC 3." The Class R-3 Interest represents the sole class of "residual interests" in REMIC 3 for purposes of the REMIC Provisions.

The following table sets forth (or describes) the Class designation, Pass-Through Rate and Original Class Certificate Principal Balance for each Class of Certificates that represents one or more of the "regular interests" in REMIC 3 and each class of uncertificated "regular interests" in REMIC 3:

Class Designation	Original Class Certificate Principal Balance	Pass-Through Rate	Assumed Final Maturity Date[1]
I-A	$372,475,000.00	Variable[2]	June 25, 2049
II-A1	$148,430,000.00	Variable[2]	June 25, 2049
II-A2	$51,418,000.00	Variable[2]	June 25, 2049
II-A3	$85,451,000.00	Variable[2]	June 25, 2049
II-A4	$33,059,000.00	Variable[2]	June 25, 2049
II-A5	$200,000,000.00	Variable[2]	June 25, 2049
M-1	$53,588,000.00	Variable[2]	June 25, 2049
M-2	$37,454,000.00	Variable[2]	June 25, 2049
M-3	$21,896,000.00	Variable[2]	June 25, 2049
M-4	$19,015,000.00	Variable[2]	June 25, 2049
M-5	$19,015,000.00	Variable[2]	June 25, 2049
M-6	$14,982,000.00	Variable[2]	June 25, 2049
M-7	$16,134,000.00	Variable[2]	June 25, 2049
M-8	$10,948,000.00	Variable[2]	June 25, 2049
M-9	$16,134,000.00	Variable[2]	June 25, 2049
Swap IO	N/A	Variable[5]	June 25, 2049
FM Reserve IO	N/A	Variable[5]	June 25, 2049
Class C Interest[3]	$52,430,151.45	Variable[2]	June 25, 2049
Class P Interest	$ 100.00	N/A[4]	June 25, 2049

---

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month following the month of the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each Class of Certificates or uncertificated interests that represents one or more of the "regular interests" in REMIC 3.

[2] Calculated in accordance with the definition of "Pass-Through Rate" herein.

[3] The Class C Interest will accrue interest at its variable Pass-Through Rate on its Notional Amount outstanding from time to time, which shall equal the aggregate of the Uncertificated Principal Balances of the REMIC 2 Regular Interests. The Class C Interest will not accrue interest on its Uncertificated Principal Balance.

[4] The Class P Interest will not accrue interest.

[5] The interests designated "Swap IO" and "FM Reserve IO" will not have principal amounts or interest rates but will be entitled to 100% of the interest paid on REMIC 2 Regular Interests Swap IO and FMR IO, respectively. These interests will not be certificated.

REMIC CX

As provided herein, the Trustee shall make an election to treat the segregated pool of assets consisting of the Class C Interest as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC CX." The Class R-CX Interest shall represent the sole class of "residual interests" in REMIC CX for purposes of the REMIC Provisions (as defined herein) under federal income tax law. The following table irrevocably sets forth the designation, the Pass-Through Rate, initial Uncertificated Principal Balance, and solely for purposes of satisfying Treasury regulation Section 1.860G-1(a)(4)(iii), the "latest possible maturity date" for each of the REMIC CX Regular Interests.

Designation	Uncertificated REMIC CX Pass-Through Rate	Initial Uncertificated Principal Balance	Assumed Final Maturity Date[1]
Class C	Variable[2]	$52,430,151.45	June 25, 2049

---

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month following the month of the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each REMIC CX Regular Interest.

[2] The Class C Certificates will not accrue interest on their Certificate Principal Balance. Instead, the monthly interest due on the Class C Certificates will be 100% of the interest paid on the Class C Interest.

REMIC PX

As provided herein, the Trustee shall make an election to treat the segregated pool of assets consisting of the Class P Interest as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC PX." The Class R-PX Interest shall represent the sole class of "residual interests" in REMIC PX for purposes of the REMIC Provisions (as defined herein) under federal income tax law. The following table irrevocably sets forth the designation, the Pass-Through Rate, initial Uncertificated Principal Balance, and solely for purposes of satisfying Treasury regulation Section 1.860G-1(a)(4)(iii), the "latest possible maturity date" for each of the REMIC PX Regular Interests.

Designation	Uncertificated REMIC PX Pass-Through Rate	Initial Uncertificated Principal Balance	Assumed Final Maturity Date[1]
Class P	N/A[2]	$100.00	June 25, 2049

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month following the month of the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each REMIC PX Regular Interest.

[2] The Class P Certificates will not accrue interest.

<u>REMIC SwapX</u>

As provided herein, the Trustee shall make an election to treat the segregated pool of assets consisting of the REMIC Swap IO as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC SwapX." The Class R-SwapX Interest shall represent the sole class of "residual interests" in REMIC SwapX for purposes of the REMIC Provisions (as defined herein) under federal income tax law. The following table irrevocably sets forth the designation, the Pass-Through Rate, initial Uncertificated Principal Balance, and solely for purposes of satisfying Treasury regulation Section 1.860G-1(a)(4)(iii), the "latest possible maturity date" for each of the REMIC SwapX Regular Interests.

Designation	Uncertificated REMIC SwapX Pass-Through Rate	Initial Uncertificated Principal Balance	Assumed Final Maturity Date[1]
Class Swap IO	N/A[2]	N/A[2]	June 25, 2049

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month following the month of the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each REMIC SwapX Regular Interest.

[2] The Class Swap IO Interest will not have an Uncertificated REMIC SwapX Pass-Through Rate or an Uncertificated Principal Balance, but will be entitled to 100% of the interest paid on REMIC 2 Regular Interest Swap IO Interest.

ARTICLE I

DEFINITIONS

Section 1.01   Defined Terms.

       Whenever used in this Agreement or in the Preliminary Statement, the following words and phrases, unless the context otherwise requires, shall have the meanings specified in this Article. Unless otherwise specified, all calculations in respect of interest on the Class A Certificates, the Mezzanine Certificates and the payments to the Final Maturity Reserve Trust shall be made on the basis of the actual number of days elapsed on the basis of a 360-day year and all other calculations of interest described herein shall be made on the basis of a 360-day year consisting of twelve 30-day months. The Class P Certificates and the Residual Certificates are not entitled to distributions in respect of interest and, accordingly, will not accrue interest.

       "1933 Act": The Securities Act of 1933, as amended.

       "1934 Act": The Exchange Act of 1934, as amended.

       "Account": Either of the Collection Account and Distribution Account.

       "Accrual Period": With respect to the Class C Certificates, the REMIC 1 Regular Interests and the Class C Interest, and each Distribution Date, the calendar month prior to the month of such Distribution Date. With respect to the Class A Certificates and the Mezzanine Certificates, and each Distribution Date, the period commencing on the immediately preceding Distribution Date (or in the case of the first such Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

       "Additional Termination Event": As defined in the Swap Agreement.

       "Adjustable Rate Mortgage Loan": A Mortgage Loan which provides for an adjustable Mortgage Rate payable with respect thereto.

       "Adjusted Net Maximum Mortgage Rate": With respect to any Mortgage Loan (or the related REO Property), as of any Distribution Date, a per annum rate of interest equal to the Maximum Mortgage Rate for such Mortgage Loan (if such Mortgage Loan is an Adjustable Rate Mortgage Loan) or the Mortgage Rate for such Mortgage Loan (if such Mortgage Loan is a Fixed Rate Mortgage Loan), in either case as of the first day of the month preceding the month in which such Distribution Date occurs, minus the sum of (i) the Servicing Fee Rate, (ii) the PMI Insurer Fee Rate, if applicable, and (iii) the Trustee Fee Rate.

       "Adjusted Net Mortgage Rate": With respect to any Mortgage Loan (or the related REO Property), as of any Distribution Date, a per annum rate of interest equal to the Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs, minus the sum of (i) the Servicing Fee Rate, (ii) the PMI Insurer Fee Rate, if applicable, and (iii) the Trustee Fee Rate.

       "Adjustment Date": With respect to each Adjustable Rate Mortgage Loan, each date, on which the Mortgage Rate of such Mortgage Loan changes pursuant to the related Mortgage Note.

The first Adjustment Date following the Cut-off Date as to each Adjustable Rate Mortgage Loan is set forth in the Mortgage Loan Schedule.

"Advance": As to any Mortgage Loan or REO Property, any advance made by the Servicer in respect of any Distribution Date pursuant to Section 4.04.

"Advancing Person": As defined in Section 3.27 hereof.

"Adverse REMIC Event": As defined in Section 10.01(f) hereof.

"Affiliate": With respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, "control" means the power to direct the management and policies of a Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise and "controlling" and "controlled" shall have meanings correlative to the foregoing.

"Aggregate Final Maturity Reserve Amount": With respect any Distribution Date, the sum of the Group I Final Maturity Reserve Amount and the Group II Final Maturity Reserve Amount.

"Agreement": This Pooling and Servicing Agreement and all amendments hereof and supplements hereto.

"Allocated Realized Loss Amount": With respect to any Distribution Date and any Class of the Mezzanine Certificates, an amount equal to (a) the sum of (i) any Realized Losses allocated to such Class of Certificates on such Distribution Date and (ii) any Allocated Realized Loss Amount for such Class of Certificates remaining unpaid from the previous Distribution Date less (b) any Allocated Realized Loss Amounts that have been reinstated with respect to such Class of Certificates on prior Distribution Dates due to Subsequent Recoveries.

"Annual Statement of Compliance": As defined in Section 3.20(a) hereof.

"Appraised Value": With respect to any Mortgaged Property, the value thereof as determined by an appraisal made for the originator of the related Mortgage Loan at the time of origination of such Mortgage Loan by an appraiser who met the minimum requirements of Fannie Mae.

"Assessment of Compliance": As defined in Section 3.21(a) hereof.

"Assignment": An assignment of Mortgage, notice of transfer or equivalent instrument, in recordable form (excepting therefrom, if applicable, the mortgage recordation information which has not been required pursuant to Section 2.01 hereof or returned by the applicable recorder's office), which is sufficient under the laws of the jurisdiction in which the related Mortgaged Property is located to reflect of record the sale of the Mortgage.

"Attestation Report": As defined in Section 3.21(b) hereof.

"Available Funds": With respect to any Distribution Date, an amount equal to the excess of (i) the sum of (a) the aggregate of the Monthly Payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date, (b) Liquidation

Proceeds, Insurance Proceeds, Principal Prepayments, Gross Subsequent Recoveries and other unscheduled recoveries of principal and interest in respect of the Mortgage Loans during the related Prepayment Period (other than any prepayment charges collected by the Servicer in connection with the full or partial prepayment of any of the Mortgage Loans, any Servicer Prepayment Charge Payment Amount in connection with the Mortgage Loans and any Prepayment Interest Excess), (c) the aggregate of any amounts received in respect of an REO Property acquired in respect of a Mortgage Loan withdrawn from any REO Account and deposited in the Collection Account for such Distribution Date, (d) the aggregate of any amounts deposited in the Collection Account by the Servicer in respect of related Prepayment Interest Shortfalls on the Mortgage Loans for such Distribution Date, (e) the aggregate of any Advances made by the Servicer or the Trustee for such Distribution Date with respect to the Mortgage Loans, (f) the aggregate of any related advances made by or on behalf of the Trustee for such Distribution Date with respect to the Mortgage Loans pursuant to Section 7.02(b) and (g) the aggregate of any amounts constituting proceeds of repurchases or substitutions of the Mortgage Loans occurring during the related Prepayment Period over (ii) the sum, without duplication, of (a) amounts reimbursable or payable to the Depositor, the Servicer, the Trustee, the Delaware Trustee, the Seller, the NIMS Insurer or any Sub-Servicer pursuant to Section 3.11 or Section 3.12 and any amounts otherwise payable to such parties in respect of Extraordinary Trust Fund Expenses, (b) amounts deposited in the Collection Account or the Distribution Account pursuant to clauses (i)(a) through (g) above, as the case may be, in error, (c) Stayed Funds, (d) any Trustee Fee pursuant to Section 8.05 and any indemnification payments or expense reimbursements made by the Trust pursuant to Section 8.05, (e) the PMI Insurer Fee payable from the Collection Account and (f) amounts reimbursable to the Trustee for an advance made pursuant to Section 7.02(b) which advance the Trustee has determined to be nonrecoverable from the Stayed Funds in respect of which it was made.

"Balloon Mortgage Loan": A Mortgage Loan that provides for a Balloon Payment.

"Balloon Payment": With respect to any Balloon Mortgage Loan, the payment of the unamortized principal balance of a Mortgage Loan in a single payment at the maturity of such Mortgage Loan.

"Bankruptcy Code": The Bankruptcy Reform Act of 1978 (Title 11 of the United States Code), as amended.

"Bankruptcy Loss": With respect to any Mortgage Loan, a Realized Loss resulting from a Deficient Valuation or Debt Service Reduction.

"Book-Entry Certificates": Any of the Certificates that shall be registered in the name of the Depository or its nominee, the ownership of which is reflected on the books of the Depository or on the books of a Person maintaining an account with the Depository (directly, as a "Depository Participant," or indirectly, as an indirect participant in accordance with the rules of the Depository and as described in Section 5.02 hereof). On the Closing Date, the Class A Certificates and the Mezzanine Certificates shall be Book-Entry Certificates.

"Book-Entry Custodian": The custodian appointed pursuant to Section 5.01(b).

"Business Day": Any day other than a Saturday, a Sunday or a day on which banking or savings institutions in the State of California, the State of Delaware, the State of New York, the

State of Washington, or in the city in which the Corporate Trust Office of the Trustee is located, are authorized or obligated by law or executive order to be closed.

"Calculation Period": As such term is defined in the Swap Agreement.

"Certificate": Any Regular Certificate or Residual Certificate.

"Certificate Margin": With respect to the Class I-A Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.225% per annum and (B) after the Optional Termination Date, 0.450% per annum. With respect to the Class II-A1 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.090% per annum and (B) after the Optional Termination Date, 0.180% per annum. With respect to the Class II-A2 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.170% per annum and (B) after the Optional Termination Date, 0.340% per annum. With respect to the Class II-A3 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.240% per annum and (B) after the Optional Termination Date, 0.480% per annum. With respect to the Class II-A4 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.290% per annum and (B) after the Optional Termination Date, 0.580% per annum. With respect to the Class II-A5 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.250% per annum and (B) after the Optional Termination Date, 0.500% per annum. With respect to the Class M-1 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.340% per annum and (B) after the Optional Termination Date, 0.510% per annum. With respect to the Class M-2 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.380% per annum and (B) after the Optional Termination Date, 0.570% per annum. With respect to the Class M-3 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.500% per annum and (B) after the Optional Termination Date, 0.750% per annum. With respect to the Class M-4 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.800% per annum and (B) after the Optional Termination Date, 1.200% per annum. With respect to the Class M-5 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 1.050% per annum and (B) after the Optional Termination Date, 1.575% per annum. With respect to the Class M-6 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 1.500% per annum and (B) after the Optional Termination Date, 2.250% per annum. With respect to the Class M-7 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 2. 500% per annum and (B) after the Optional Termination Date, 3.750% per annum. With respect to the Class M-8 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 2.500% per annum and (B) after the Optional Termination Date, 3.750% per annum. With respect to the Class M-9 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 2.500% per annum and (B) after the Optional Termination Date, 3.750% per annum.

"Certificate of Trust": The certificate of trust filed with respect to the Trust with the Secretary of State in accordance with Section 3810(a) of the Statutory Trust Statute.

"Certificate Owner": With respect to each Book-Entry Certificate, any beneficial owner thereof.

"Certificate Principal Balance": With respect to any Class A Certificates, Mezzanine Certificates or Class P Certificates immediately prior to any Distribution Date, an amount equal

to the Initial Certificate Principal Balance thereof reduced by the sum of all amounts actually distributed in respect of principal of such Class and, in the case of a Mezzanine Certificate, Realized Losses allocated thereto on all prior Distribution Dates and, in the case of a Mezzanine Certificate, increased by the Allocated Realized Loss Amounts reinstated thereto on all prior Distribution Dates due to Subsequent Recoveries. With respect to any Class C Certificates as of any date of determination, an amount equal to the Uncertificated Principal Balance of the Class C Interest. The Residual Certificates will not have a Certificate Principal Balance.

"Certificate Register": The register established and maintained pursuant to Section 5.02 hereof.

"Certificateholder" or "Holder": The Person in whose name a Certificate is registered in the Certificate Register, except that a Disqualified Organization or a Non-United States Person shall not be a Holder of a Residual Certificate for any purposes hereof and, solely for the purposes of giving any consent, direction or taking any other action pursuant to this Agreement, any Certificate registered in the name of the Depositor or the Servicer or any Affiliate thereof shall be deemed not to be outstanding and the Voting Rights to which it is entitled shall not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, direction or other action has been obtained, except as otherwise provided in Section 11.01. The Trustee and the NIMS Insurer may conclusively rely upon a certificate of the Depositor or the Servicer in determining whether a Certificate is held by an Affiliate thereof. All references herein to "Holders" or "Certificateholders" shall reflect the rights of Certificate Owners as they may indirectly exercise such rights through the Depository and participating members thereof, except as otherwise specified herein; provided, however, that the Trustee and the NIMS Insurer shall be required to recognize as a "Holder" or "Certificateholder" only the Person in whose name a Certificate is registered in the Certificate Register.

"Certification": As defined in Section 4.08(b) hereof.

"Class": Collectively, Certificates which have the same priority of payment and bear the same class designation and the form of which is identical except for variation in the Percentage Interest evidenced thereby.

"Class I-A Certificate": Any one of the Class I-A Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing (i) a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"Class II-A1 Certificate": Any one of the Class II-A1 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"Class II-A2 Certificate": Any one of the Class II-A2 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and

evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"Class II-A3 Certificate": Any one of the Class II-A3 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"Class II-A4 Certificate": Any one of the Class II-A4 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"Class II-A5 Certificate": Any one of the Class II-A5 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"Class A Certificates": The Group I Senior Certificates and the Group II Senior Certificates.

"Class A Principal Distribution Amount": With respect to any Distribution Date, the sum of the Group I Senior Principal Distribution Amount and the Group II Senior Principal Distribution Amount.

"Class C Certificate": Any one of the Class C Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a (ii) regular interest in REMIC CX, (ii) the obligation to pay Net WAC Rate Carryover Amounts and (iii) the obligation to pay any Class IO Distribution Amount.

"Class C Interest" An uncertificated interest in the Trust Fund held by the Trustee on behalf of the Holders of the Class C Certificates and the Class R-CX Interest, evidencing a Regular Interest in REMIC 3 for purposes of the REMIC Provisions.

"Class C Shortfall": As defined in Section 10.01(l) hereof.

"Class FMR IO Interest" An uncertificated interest in the Trust Fund, evidencing a Regular Interest in REMIC 3 for purposes of the REMIC Provisions.

"Class IO Distribution Amount": As defined in Section 4.09 hereof. For purposes of clarity, the Class IO Distribution Amount for any Distribution Date shall equal the amount payable to the Supplemental Interest Trust on such Distribution Date in excess of the amount payable on the Class Swap-IO Interest on such Distribution Date, all as further provided in Section 4.09 hereof. The Class IO Distribution Amount will reduce amounts actually paid to the Class A, Class M and Class C Certificates.

"Class M-1 Certificate": Any one of the Class M-1 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"Class M-1 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date) and (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 63.90% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-2 Certificate": Any one of the Class M-2 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"Class M-2 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date) and (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 70.40% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-3 Certificate": Any one of the Class M-3 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and

evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"Class M-3 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date) and (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 74.20% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-4 Certificate": Any one of the Class M-4 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"Class M-4 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date) and (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 77.50% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the

related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"<u>Class M-5 Certificate</u>": Any one of the Class M-5 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"<u>Class M-5 Principal Distribution Amount</u>": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date) and (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 80.80% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"<u>Class M-6 Certificate</u>": Any one of the Class M-6 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"<u>Class M-6 Principal Distribution Amount</u>": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate

Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date) and (vii) the aggregate Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 83.40% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-7 Certificate": Any one of the Class M-7 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"Class M-7 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date), (vii) the aggregate Certificate Principal Balance of the Class M-6 Certificates (after taking into account the payment of the Class M-6 Principal Distribution Amount on such Distribution Date) and (viii) the aggregate Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 86.20% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-8 Certificate": Any one of the Class M-8 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"Class M-8 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date), (vii) the aggregate Certificate Principal Balance of the Class M-6 Certificates (after taking into account the payment of the Class M-6 Principal Distribution Amount on such Distribution Date), (viii) the aggregate Certificate Principal Balance of the Class M-7 Certificates (after taking into account the payment of the Class M-7 Principal Distribution Amount on such Distribution Date) and (ix) the aggregate Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 88.10% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-9 Certificate": Any one of the Class M-9 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3, (ii) the right to receive the related Net WAC Rate Carryover Amount and (iii) the obligation to pay any Class IO Distribution Amount.

"Class M-9 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment

of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date), (vii) the aggregate Certificate Principal Balance of the Class M-6 Certificates (after taking into account the payment of the Class M-6 Principal Distribution Amount on such Distribution Date), (viii) the aggregate Certificate Principal Balance of the Class M-7 Certificates (after taking into account the payment of the Class M-7 Principal Distribution Amount on such Distribution Date), (ix) the aggregate Certificate Principal Balance of the Class M-8 Certificates (after taking into account the payment of the Class M-8 Principal Distribution Amount on such Distribution Date) and (x) the aggregate Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 90.90% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class P Certificate": Any one of the Class P Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC PX.

"Class P Interest": An uncertificated interest in the Trust Fund held by the Trustee on behalf of the Holders of the Class P Certificates, evidencing a Regular Interest in REMIC 3 for purposes of the REMIC Provisions.

"Class R Certificate": Any one of the Class R Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, evidencing the ownership of the Class R-1 Interest, the Class R-2 Interest and the Class R-3 Interest.

"Class R-1 Interest": The Residual Interest in REMIC 1.

"Class R-2 Interest": The Residual Interest in REMIC 2.

"Class R-3 Interest": The Residual Interest in REMIC 3.

"Class R-CX Certificate": Any one of the Class R-CX Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, evidencing the ownership of the Class R-CX Interest and the Class R-SwapX Interest.

"Class R-CX Interest": The Residual Interest in REMIC CX.

"Class R-PX Certificate": Any one of the Class R-PX Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, evidencing the ownership of the Class R-PX Interest.

"Class R-PX Interest": The Residual Interest in REMIC PX.

"Class R-SwapX Interest": The Residual Interest in REMIC SwapX.

"Class Swap IO Interest": An uncertificated interest in the Trust Fund, evidencing a Regular Interest in REMIC 3 for purposes of the REMIC Provisions.

"Class Swap IO Upper-Tier Interest": An uncertificated interest in the Trust Fund, evidencing a Regular Interest in REMIC SwapX for purposes of the REMIC Provisions.

"Close of Business": As used herein, with respect to any Business Day, 5:00 p.m. (New York time).

"Closing Date": May 10, 2007.

"Closing Date Mortgage Loans": The Group I Closing Date Mortgage Loans and the Group II Closing Date Mortgage Loans.

"Code": The Internal Revenue Code of 1986, as amended.

"Collection Account": The account or accounts created and maintained by the Servicer pursuant to Section 3.10(a), which shall be entitled "Citibank, N.A., as Trustee, in trust for registered Holders of WaMu Asset-Backed Certificates WaMu Series 2007-HE3 Trust" and which must be an Eligible Account.

"Commission": The Securities and Exchange Commission.

"Compensating Interest": As defined in Section 3.24.

"Corporate Trust Office": The principal corporate trust office of the Trustee at which at any particular time its corporate trust business in connection with this Agreement shall be administered, which office at the date of the execution of this instrument is located at 388 Greenwich Street, 14th Floor, New York, NY 10013, Attention: Agency and Trust (WaMu Series 2007-HE3), or at such other address as the Trustee may designate from time to time by notice to the Certificateholders, the Swap Counterparty, the Depositor and the Servicer.

"Corresponding Certificates": As shown on the following chart:

REMIC 2 Regular Interest	Corresponding Certificate
IA	Class I-A Certificates
IIA1	Class II-A1 Certificates
IIA2	Class II-A2 Certificates
IIA3	Class II-A3 Certificates
IIA4	Class II-A4 Certificates

REMIC 2 Regular Interest	Corresponding Certificate
IIA5	Class II-A5 Certificates
M1	Class M-1 Certificates
M2	Class M-2 Certificates
M3	Class M-3 Certificates
M4	Class M-4 Certificates
M5	Class M-5 Certificates
M6	Class M-6 Certificates
M7	Class M-7 Certificates
M8	Class M-8 Certificates
M9	Class M-9 Certificates
Class C Interest	Class C Certificates
P and the Class P Interest	Class P Certificates

"Counterparty Payment": With respect to any Distribution Date is an amount equal to the product of (i) USD-LIBOR-BBA for such Distribution Date, (ii) the Swap Notional Amount for such Distribution Date and (iii) a fraction, the numerator of which is 30 and the denominator of which is 360.

"Credit Enhancement Percentage": With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the sum of the aggregate Certificate Principal Balance of the Mezzanine Certificates and the Uncertificated Principal Balance of the Class C Interest, calculated prior to distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in respect of the Certificates then entitled to distributions of principal on such Distribution Date, and the denominator of which is (y) the aggregate Stated Principal Balance of the Mortgage Loans, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period.

"Credit Support Annex Account": As defined in Section 4.09(d) hereof.

"Cumulative Loss Trigger Event": A Cumulative Loss Trigger Event has occurred with respect to any Distribution Date in or after June 2009, if the percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred (less any Subsequent Recoveries) with respect to the Mortgage Loans from the Cut-off Date through the last day of the related Due Period by (y) the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, exceeds the applicable percentage set forth below for such Distribution Date:

Distribution Date Occurring in	Cumulative Loss Percentage
June 2009 through May 2010	1.45% for the first month, plus an additional $1/12^{th}$ of 2.15% for each month thereafter
June 2010 through May 2011	3.60% for the first month, plus an additional $1/12^{th}$ of 2.00% for each month thereafter
June 2011 through May 2012	5.60% for the first month, plus an additional $1/12^{th}$ of 1.60% for each month thereafter
June 2012 through May 2013	7.20% for the first month, plus an additional $1/12^{th}$ of 1.00% for each month thereafter
June 2013 through May 2014	8.20% for the first month, plus an additional $1/12^{th}$ of 0.30% for each month thereafter
June 2014 and thereafter	8.50% for each month.

"Custodial Agreement": With respect to the initial Custodian, the Custodial Agreement, dated as of May 1, 2007, by and between the Trustee and Deutsche Bank National Trust Company, as custodian, and with respect to any other custodian, any agreement that may be entered into by the Trustee and any Custodian or any agreement assigned to the Trustee providing for holding and safekeeping of Mortgage Files on behalf of the Trust.

"Custodian": Deutsche Bank National Trust Company, or any other custodian appointed as provided in Section 8.11 hereof pursuant to a Custodial Agreement.

"Cut-off Date": With respect to each Closing Date Mortgage Loan, May 1, 2007; and with respect to each Substitute Mortgage Loan, its date of substitution, as applicable.

"Cut-off Date Aggregate Principal Balance": The aggregate of the Cut-off Date Principal Balances of the Mortgage Loans.

"Cut-off Date Principal Balance": With respect to any Mortgage Loan, the unpaid principal balance thereof as of the Cut-off Date (with respect to a Closing Date Mortgage Loan); or as of the applicable date of substitution (with respect to a Substitute Mortgage Loan), after giving effect to scheduled payments due on or before the Cut-off Date, whether or not received.

"DBRS": Dominion Bond Rating Service Limited (known as DBRS Limited) or Dominion Bond Rating Service, Inc. (known as DBRS, Inc).

"Debt Service Reduction": With respect to any Mortgage Loan, a reduction in the scheduled Monthly Payment for such Mortgage Loan by a court of competent jurisdiction in a proceeding under the Bankruptcy Code, except such a reduction resulting from a Deficient Valuation.

"Deficient Valuation": With respect to any Mortgage Loan, a valuation of the related Mortgaged Property by a court of competent jurisdiction in an amount less than the then outstanding principal balance of the Mortgage Loan, which valuation results from a proceeding initiated under the Bankruptcy Code.

"Definitive Certificates": As defined in Section 5.01(b) hereof.

"Delaware Trustee": Christiana Bank & Trust Company, or its successor-in-interest as provided in Section 8.08, or any successor trustee appointed as herein provided.

"Delinquency Percentage": With respect to any Distribution Date, the percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties related to the Mortgage Loans and (iii) Mortgage Loans in foreclosure and in bankruptcy (excluding any such Mortgage Loans which are less than 60 days Delinquent under the bankruptcy plan) by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period.

"Delinquency Trigger Event": A Delinquency Trigger Event has occurred with respect to a Distribution Date if the Delinquency Percentage exceeds 35.00% of the Credit Enhancement Percentage.

"Delinquent": With respect to any Mortgage Loan and related Monthly Payment, the Monthly Payment due on a Due Date which is not made by the Close of Business on the next scheduled Due Date for such Mortgage Loan. For example, a Mortgage Loan is 60 or more days Delinquent if the Monthly Payment due on a Due Date is not made by the Close of Business on the second scheduled Due Date after such Due Date.

"Depositor": WaMu Asset Acceptance Corp., a Delaware corporation, or any successor in interest.

"Depository": The initial Depository shall be The Depository Trust Company, whose nominee is Cede & Co., or any other organization registered as a "clearing agency" pursuant to Section 17A of the Securities Exchange Act of 1934, as amended. The Depository shall initially be the registered Holder of the Book-Entry Certificates. The Depository shall at all times be a "clearing corporation" as defined in Section 8-102(3) of the Uniform Commercial Code of the State of New York.

"Depository Participant": A broker, dealer, bank or other financial institution or other Person for whom from time to time a Depository effects book-entry transfers and pledges of securities deposited with the Depository.

"Determination Date": With respect to any Distribution Date, the 15th day of the calendar month in which such Distribution Date occurs or, if such 15th day is not a Business Day, the Business Day immediately preceding such 15th day.

"Derivative Provider Trigger Event": The occurrence of: (i) an Event of Default under the Swap Agreement with respect to which the Swap Provider is a Defaulting Party (as defined in the Swap Agreement), (ii) a Termination Event under the Interest Rate Swap Agreement (other than illegality or a tax event) with respect to which the Swap Provider is the sole Affected Party (as defined in the Interest Rate Swap Agreement) or (iii) an Additional Termination Event under the Interest Rate Swap Agreement with respect to which the Swap Provider is the sole Affected Party.

"Directly Operate": With respect to any REO Property, the furnishing or rendering of services to the tenants thereof, the management or operation of such REO Property, the holding of such REO Property primarily for sale to customers, the performance of any construction work thereon or any use of such REO Property in a trade or business conducted by the REMIC other than through an Independent Contractor; provided, however, that the Trustee (or the Servicer on behalf of the Trustee) shall not be considered to Directly Operate an REO Property solely because the Trustee (or the Servicer on behalf of the Trustee) establishes rental terms, chooses tenants, enters into or renews leases, deals with taxes and insurance, or makes decisions as to repairs or capital expenditures with respect to such REO Property.

"Disqualified Organization": Any: (A) "disqualified organization" under Section 860E of the Code, which as of the Closing Date is any of (i) the United States, any state or political subdivision thereof, any foreign government, any international organization, or any agency or instrumentality of any of the foregoing, (ii) any organization (other than a cooperative described in Section 521 of the Code) which is exempt from the tax imposed by Chapter 1 of the Code unless such organization is subject to the tax imposed by Section 511 of the Code, or (iii) any organization described in Section 1381(a)(2)(C) of the Code; (B) "electing large partnership" within the meaning of Section 775 of the Code; or (C) other Person so designated by the Trustee based upon an Opinion of Counsel provided by nationally recognized counsel to the Trustee that the holding of an ownership interest in a Residual Certificate by such Person may cause the Trust or any Person having an ownership interest in any Class of Certificates (other than such Person) to incur liability for any federal tax imposed under the Code that would not otherwise be imposed but for the transfer of an ownership interest in a Residual Certificate to such Person. A corporation will not be treated as an instrumentality of the United States or of any state or political subdivision thereof if all of its activities are subject to income tax and a majority of its board of directors is not selected by a governmental unit. The terms "United States," "state" and "international organization" shall have the meanings set forth in Section 7701 of the Code.

"Distribution Account": The trust account or accounts created and maintained by the Trustee pursuant to Section 3.10(b) which shall be entitled "Distribution Account, Citibank, N.A., as Trustee, in trust for the registered Certificateholders of WaMu Asset-Backed Certificates WaMu Series 2007-HE3 Trust" and which must be an Eligible Account.

"Distribution Date": The 25th day of any calendar month, or if such 25th day is not a Business Day, the Business Day immediately following such 25th day, commencing in June 2007.

"Due Date": With respect to each Distribution Date, the first day of the calendar month in which such Distribution Date occurs, which is the day of the month on which the Monthly Payment is due on a Mortgage Loan, exclusive of any days of grace.

"Due Period": With respect to any Distribution Date, the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

"Early Termination Date": As defined in the Swap Agreement.

"Eligible Account": Any of (i) an account or accounts maintained with a federal or state chartered depository institution or trust company the short-term unsecured debt obligations of which (or, in the case of a depository institution or trust company that is the principal subsidiary of a holding company, the short-term unsecured debt obligations of such holding company) are rated no lower than P-1 by Moody's, F-1 by Fitch and A-1 by S&P (or comparable ratings if Moody's, Fitch and S&P are not the Rating Agencies) at the time any amounts are held on deposit therein; provided that so long as Washington Mutual Bank is the Servicer, any account maintained with Washington Mutual Bank shall be an Eligible Account if the long-term unsecured debt obligations of Washington Mutual Bank are rated no lower than "A2" by Moody's, or "A" by Fitch and "A-" by S&P and the short-term unsecured debt obligations of Washington Mutual Bank are rated no lower than A-2 by S&P, provided that if the long-term unsecured debt obligations of Washington Mutual Bank are downgraded by S&P to a rating lower than "A-" or the short-term unsecured debt obligations of Washington Mutual Bank are downgraded by S&P to a rating lower than A-2, Washington Mutual Bank shall transfer the deposits in any account maintained by Washington Mutual Bank (unless any such account is otherwise qualified as an Eligible Account pursuant to (ii), (iii) or (iv) of the definition of Eligible Account) to an Eligible Account within ten (10) Business Days of notification of such downgrade, (ii) an account or accounts the deposits in which are fully insured by the FDIC (to the limits established by such corporation), the uninsured deposits in which account are otherwise secured such that, as evidenced by an Opinion of Counsel delivered to the Trustee and to each Rating Agency, the Certificateholders will have a claim with respect to the funds in such account or a perfected first priority security interest against such collateral (which shall be limited to Permitted Investments) securing such funds that is superior to claims of any other depositors or creditors of the depository institution with which such account is maintained, (iii) a trust account or accounts maintained with the trust department of a federal or state chartered depository institution, national banking association or trust company acting in its fiduciary capacity or (iv) an account otherwise acceptable to the NIMS Insurer and each Rating Agency without reduction or withdrawal of their then current ratings of the Certificates as evidenced by a letter from each Rating Agency to the Trustee. Eligible Accounts may bear interest.

"ERISA": The Employee Retirement Income Security Act of 1974, as amended.

"Escrow Payments": As defined in Section 3.09 hereof.

"Excess Overcollateralized Amount": With respect to any Distribution Date, the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

"Extra Principal Distribution Amount": With respect to any Distribution Date, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

"Extraordinary Trust Fund Expense": Any amounts reimbursable to the Trustee or the Delaware Trustee, or any director, officer, employee or agent of the Trustee or the Delaware Trustee, as applicable, from the Trust pursuant to Section 8.05, any amounts payable from the Distribution Account in respect of taxes pursuant to Section 10.01(g)(iii), any amounts payable from the Distribution Account in respect of any REMIC pursuant to Section 10.01(c), any amounts payable from the Trust as a trustee fee for any successor trustee and any amounts payable by the Trustee for the recording of the assignments of mortgage pursuant to Section 2.01.

"Fannie Mae": Federal National Mortgage Association, or any successor thereto.

"FDIC": Federal Deposit Insurance Corporation, or any successor thereto.

"Final Maturity Reserve Account": As defined in Section 4.10(a) hereof.

"Final Maturity Reserve Funding Date": The earlier of (a) the Distribution Date in May 2037 and (b) the Distribution Date on which the amount on deposit in the Final Maturity Reserve Account (after giving effect to all distributions on such Distribution Date other than distributions from the Final Maturity Reserve Account) is equal to the Stated Principal Balance of the Mortgage Loans having 40-year original terms to maturity (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and, if such Distribution Date is on or after the Distribution Date in June 2027, less the Overcollateralized Amount with respect to such Distribution Date.

"Final Maturity Reserve Rate": An annual rate of 0.80%.

"Final Maturity Reserve Shortfall": With respect to any Distribution Date, the excess of (a) the Stated Principal Balance of the Mortgage Loans having 40-year original terms to maturity (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over (b) amounts on deposit in the Final Maturity Reserve Account (after giving effect to all distributions on such Distribution Date other than distributions from the Final Maturity Reserve Account).

"Final Maturity Reserve Trust": As defined in Section 4.10(a) hereof.

"Final Maturity Reserve Trust Trustee": Citibank, N.A., not in its individual capacity but solely in its capacity as a trustee of the Final Maturity Reserve Trust, and any successor thereto.

"Final Recovery Determination": With respect to any defaulted Mortgage Loan or any REO Property (other than a Mortgage Loan or REO Property purchased by the Seller, the Depositor or the Servicer pursuant to or as contemplated by Section 2.03, Section 3.16(c) or Section 9.01), a determination made by the Servicer that all Insurance Proceeds, Liquidation Proceeds and other payments or recoveries which the Servicer, in its reasonable good faith judgment, expects to be finally recoverable in respect thereof have been so recovered. The

Servicer shall maintain records, prepared by a Servicing Representative, of each Final Recovery Determination made thereby.

"Fitch": Fitch, Inc., or its successor in interest.

"Fixed Rate Mortgage Loan": A Mortgage Loan which provides for a fixed Mortgage Rate payable with respect thereto.

"Formula Rate": For any Distribution Date and the Class A Certificates and the Mezzanine Certificates, the lesser of (x) LIBOR plus the related Certificate Margin and (y) the related Maximum Cap Rate.

"Freddie Mac": The Federal Home Loan Mortgage Corporation, or any successor thereto.

"Gross Margin": With respect to each Adjustable Rate Mortgage Loan, the fixed percentage set forth in the related Mortgage Note that is added to the Index on each Adjustment Date in accordance with the terms of the related Mortgage Note used to determine the Mortgage Rate for such Mortgage Loan.

"Gross Subsequent Recoveries": Any unexpected recoveries related to a Liquidated Mortgage Loan received by the Servicer which were allocated as a Realized Loss in reducing a Certificate Principal Balance of a Class of the Mezzanine Certificates on a Distribution Date prior to the Prepayment Period in which such funds were received. Gross Subsequent Recoveries may include but are not limited to unanticipated insurance settlements, tax refunds or mortgage bankruptcy distributions.

"Group I Closing Date Mortgage Loans": Any of the Group I Mortgage Loans included in the Trust Fund on the Closing Date. The aggregate Cut-off Date Principal Balance of the Group I Closing Date Mortgage Loans is equal to $481,853,267.83.

"Group I Final Maturity Reserve Amount": With respect to any Distribution Date (a) on and after the Distribution Date in June 2017 up to and including the earlier of (i) the Distribution Date in May 2027 and (ii) the Final Maturity Reserve Funding Date, if the Stated Principal Balance of the Mortgage Loans having 40-year original terms to maturity is greater than the Stated Principal Balance for such Distribution Date set forth in Schedule III attached hereto, the lesser of (A) the product of (i) the Final Maturity Reserve Rate, (ii) the aggregate Stated Principal Balance of the Group I Mortgage Loans having 40-year original terms to maturity on the first day of the related Due Period (not including for this purpose the Group I Mortgage Loans for which prepayments in full have been received and distributed in the month prior to that Distribution Date) and (iii) a fraction, the numerator of which is the actual number of days in the related Accrual Period and the denominator of which is 360 and (B) the Final Maturity Reserve Shortfall for such Distribution Date multiplied by a fraction, (1) the numerator of which is the aggregate Stated Principal Balance of the Group I Mortgage Loans on the first day of the related Due Period (not including for this purpose the Group I Mortgage Loans for which prepayments in full have been received and distributed in the month prior to that Distribution Date), and (2) the denominator of which is the aggregate Stated Principal Balance of the Mortgage Loans on the first day of the related Due Period (not including for this purpose the Mortgage Loans for which prepayments in full have been received and distributed in the month prior to that Distribution Date), and (b) on any other Distribution Date, zero.

"Group I Interest Remittance Amount": With respect to any Distribution Date, that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans or to Compensating Interest paid by the Servicer with respect to the Group I Mortgage Loans.

"Group I Mortgage Loans": Those Mortgage Loans identified as Group I Mortgage Loans on the Mortgage Loan Schedule.

"Group I Net Swap Payment": With respect to any Distribution Date, the Net Swap Payment for such Distribution Date multiplied by the Group I Swap Percentage for such Distribution Date.

"Group I Principal Allocation Percentage": With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.

"Group I Principal Distribution Amount": With respect to any Distribution Date, the sum of (i) (x) the Group I Principal Remittance Amount minus (y) the amount of any Overcollateralization Release Amount for such Distribution Date multiplied by the Group I Principal Allocation Percentage, and (ii) the Extra Principal Distribution Amount multiplied by the Group I Principal Allocation Percentage for such Distribution Date.

"Group I Principal Remittance Amount": With respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group I Mortgage Loans applied by the Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds, Insurance Proceeds and Gross Subsequent Recoveries received during the related Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during the related Prepayment Period, (v) the principal portion of any Substitution Price deposited in the Collection Account during the related Prepayment Period with respect to the Group I Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with this Agreement, that portion of the Termination Price representing principal with respect to the Group I Mortgage Loans.

"Group I Senior Certificates": The Class I-A Certificates.

"Group I Senior Principal Distribution Amount": With respect to any Distribution Date, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Group I Senior Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate Certificate Principal Balance of the Group I Senior Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 54.60% and (ii) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled

payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the Cut-off Date.

"Group I Swap Payment": With respect to any Distribution Date, the Swap Payment for such Distribution Date multiplied by the Group I Swap Percentage for such Distribution Date.

"Group I Swap Percentage": With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the aggregate Stated Principal Balance of the Group I Mortgage Loans and the denominator of which is the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period). For the avoidance of doubt, the sum of the Group I Swap Percentage and the Group II Swap Percentage shall equal 100%.

"Group I Swap Termination Payment": The Swap Termination Payment payable by the Supplemental Interest Trust Trustee multiplied by the Group I Swap Percentage for such Distribution Date.

"Group II Closing Date Mortgage Loans": Any of the Group II Mortgage Loans included in the Trust Fund on the Closing Date. The aggregate Cut-off Date Principal Balance of the Group II Closing Date Mortgage Loans is equal to $670,575,983.62.

"Group II Final Maturity Reserve Amount": With respect to any Distribution Date (a) on and after the Distribution Date in June 2017 up to and including the earlier of (i) the Distribution Date in May 2027 and (ii) the Final Maturity Reserve Funding Date, if the Stated Principal Balance of the Mortgage Loans having 40-year original terms to maturity is greater than the Stated Principal Balance for such Distribution Date set forth in Schedule III attached hereto, the lesser of (A) the product of (i) the Final Maturity Reserve Rate, (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans having 40-year original terms to maturity on the first day of the related Due Period (not including for this purpose the Group II Mortgage Loans for which prepayments in full have been received and distributed in the month prior to that Distribution Date) and (iii) a fraction, the numerator of which is the actual number of days in the related Accrual Period and the denominator of which is 360 and (B) the Final Maturity Reserve Shortfall for such Distribution Date multiplied by a fraction, (1) the numerator of which is the aggregate Stated Principal Balance of the Group II Mortgage Loans on the first day of the related Due Period (not including for this purpose the Group II Mortgage Loans for which prepayments in full have been received and distributed in the month prior to that Distribution Date), and (2) the denominator of which is the aggregate Stated Principal Balance of the Mortgage Loans on the first day of the related Due Period (not including for this purpose the Mortgage Loans for which prepayments in full have been received and distributed in the month prior to that Distribution Date), and (b) on any other Distribution Date, zero.

"Group II Interest Remittance Amount": With respect to any Distribution Date, that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans or to Compensating Interest paid by the Servicer with respect to the Group II Mortgage Loans.

"Group II Mortgage Loans": Those Mortgage Loans identified as Group II Mortgage Loans on the Mortgage Loan Schedule.

"Group II Net Swap Payment": With respect to any Distribution Date, the Net Swap Payment for such Distribution Date multiplied by the Group II Swap Percentage for such Distribution Date.

"Group II Principal Allocation Percentage": With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.

"Group II Principal Distribution Amount": With respect to any Distribution Date, the sum of (i) (x) the Group II Principal Remittance Amount minus (y) the amount of any Overcollateralization Release Amount for such Distribution Date multiplied by the Group II Principal Allocation Percentage, and (ii) the Extra Principal Distribution Amount multiplied by the Group II Principal Allocation Percentage for such Distribution Date.

"Group II Principal Remittance Amount": With respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group II Mortgage Loans applied by the Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds, Insurance Proceeds and Gross Subsequent Recoveries received during the related Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during the related Prepayment Period, (v) the principal portion of any Substitution Price deposited in the Collection Account during the related Prepayment Period with respect to the Group II Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with this Agreement, that portion of the Termination Price representing principal with respect to the Group II Mortgage Loans.

"Group II Senior Certificates": The Class II-A1 Certificates, the Class II-A2 Certificates, the Class II-A3 Certificates, the Class II-A4 Certificates and the Class II-A5 Certificates.

"Group II Senior Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Group II Senior Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate Certificate Principal Balance of the Group II Senior Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 54.60% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the Cut-off Date.

"Group II Swap Payment": With respect to any Distribution Date, the Swap Payment for such Distribution Date multiplied by the Group II Swap Percentage for such Distribution Date.

"Group II Swap Percentage": With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the aggregate Stated Principal Balance of the Group II Mortgage Loans and the denominator of which is the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period). For the avoidance of doubt, the sum of the Group I Swap Percentage and the Group II Swap Percentage shall equal 100%.

"Group II Swap Termination Payment": The Swap Termination Payment payable by the Supplemental Interest Trust Trustee multiplied by the Group II Swap Percentage for such Distribution Date.

"Indenture":   The indenture or a document of similar import, if any, entered into following the Closing Date, by the NIMS Issuer relating to the NIM Notes to be issued thereunder.

"Independent": When used with respect to any specified Person, any such Person who (a) is in fact independent of the Depositor, the Servicer and their respective Affiliates, (b) does not have any direct financial interest in or any material indirect financial interest in the Depositor or the Servicer or any Affiliate thereof, and (c) is not connected with the Depositor or the Servicer or any Affiliate thereof as an officer, employee, promoter, underwriter, trustee, trust administrator, partner, director or Person performing similar functions; provided, however, that a Person shall not fail to be Independent of the Depositor or the Servicer or any Affiliate thereof merely because such Person is the beneficial owner of 1% or less of any class of securities issued by the Depositor or the Servicer or any Affiliate thereof, as the case may be.

"Independent Contractor": Either (i) any Person (other than the Servicer) that would be an "independent contractor" with respect to any of the REMICs created hereunder within the meaning of Section 856(d)(3) of the Code if such REMIC were a real estate investment trust (except that the ownership tests set forth in that Section shall be considered to be met by any Person that owns, directly or indirectly, 35% or more of any Class of Certificates), so long as each such REMIC does not receive or derive any income from such Person and provided that the relationship between such Person and such REMIC is at arm's length, all within the meaning of Treasury Regulation Section 1.856-4(b)(5), or (ii) any other Person (including the Servicer) if the Trustee has received an Opinion of Counsel to the effect that the taking of any action in respect of any REO Property by such Person, subject to any conditions therein specified, that is otherwise herein contemplated to be taken by an Independent Contractor will not cause such REO Property to cease to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code (determined without regard to the exception applicable for purposes of Section 860D(a) of the Code), or cause any income realized in respect of such REO Property to fail to qualify as Rents from Real Property.

"Index": With respect to each Adjustable Rate Mortgage Loan and with respect to each related Adjustment Date, the index as specified in the related Mortgage Note.

"Initial Certificate Principal Balance": With respect to any Regular Certificate, the amount designated "Initial Certificate Principal Balance" on the face thereof.

"Initial Notional Amount": With respect to any Class C Certificate, the amount designated "Initial Notional Amount" on the face thereof.

"Insurance Proceeds": Proceeds of any title policy, hazard policy or other insurance policy covering a Mortgage Loan or the related Mortgaged Property (including any related PMI Policy), to the extent such proceeds are not (i) to be applied to the restoration of the related Mortgaged Property or released to the Mortgagor in accordance with the procedures that the Servicer would follow in servicing mortgage loans held for its own account, subject to the terms and conditions of the related Mortgage Note and Mortgage or (ii) Gross Subsequent Recoveries with respect to such Mortgage Loan.

"Insured NIM Notes": Net interest margin securities, if any, issued by the NIMS Issuer, which are backed, in whole or in part, by the cashflow on certain or all of the Class C Certificates and the Class P Certificates and insured by the NIMS Insurer.

"Interest Coverage Account": The account established and maintained pursuant to Section 4.12, as described therein.

"Interest Coverage Amount": The amount to be paid by the Depositor to the Trustee for deposit in the Interest Coverage Account on the Closing Date pursuant to Section 4.12, which amount is $400.000.

"Interest Determination Date": With respect to the Class A Certificates and the Mezzanine Certificates and each Accrual Period, the second LIBOR Business Day preceding the commencement of such Accrual Period.

"Interest Remittance Amount": The Group I Interest Remittance Amount and the Group II Interest Remittance Amount.

"Late Collections": With respect to any Mortgage Loan, all amounts received subsequent to the Determination Date immediately following any related Due Period, whether as late payments of Monthly Payments or as Insurance Proceeds, Liquidation Proceeds, Gross Subsequent Recoveries or otherwise, which represent late payments or collections of principal and/or interest due (without regard to any acceleration of payments under the related Mortgage and Mortgage Note) but delinquent on a contractual basis for such Due Period and not previously recovered.

"LIBOR": With respect to each Accrual Period, the rate determined by the Trustee on the related Interest Determination Date on the basis of the "Interest Settlement Rate" for United States dollar deposits of one-month maturity set forth by the British Bankers' Association (the "BBA"), as such rate appears on the Reuters Monitor Money Rates Service page "LIBOR01, as of 11:00 a.m. (London time) on such Interest Determination Date. With respect to any Interest Determination Date, if the BBA's Interest Settlement Rate does not appear on Reuters Monitor Money Rates Service page "LIBOR01 as of 11:00 a.m. (London time) on such date, or if such page is not available on such date the Trustee will obtain such rate from Bloomberg L.P. page "BBAM." Alternatively, the Trustee may request the principal London office of each of the

Reference Banks to provide a quotation of its rate. On such Interest Determination Date, LIBOR for the related Accrual Period will be established by the Trustee as follows:

> (i) If on such Interest Determination Date two or more Reference Banks provide such offered quotations, LIBOR for the related Accrual Period shall be the arithmetic mean of such offered quotations (rounded upwards if necessary to the nearest whole multiples of 0.03125%); and

> (ii) If on such Interest Determination Date fewer than two Reference Banks provide such offered quotations, LIBOR for the related Accrual Period shall be the higher of (i) LIBOR as determined on the previous Interest Determination Date and (ii) the Reserve Interest Rate.

The Trustee will select a particular index as the alternative index only if it receives an Opinion of Counsel that the selection of such index will not cause any REMIC to lose its classification as a REMIC for federal income tax purposes.

"<u>LIBOR Business Day</u>": Any day on which banks in The City of London, England and New York City are open for conducting transactions in foreign currency and exchange.

"<u>Liquidated Mortgage Loan</u>": As to any Distribution Date, any Mortgage Loan in respect of which the Servicer has determined, in accordance with the servicing procedures specified herein, as of the end of the related Prepayment Period, that all Liquidation Proceeds which it expects to recover with respect to the liquidation of the Mortgage Loan or disposition of the related REO Property have been recovered.

"<u>Liquidation Event</u>": With respect to any Mortgage Loan, any of the following events: (i) such Mortgage Loan is paid in full; (ii) a Final Recovery Determination is made as to such Mortgage Loan or (iii) such Mortgage Loan is removed from the Trust Fund by reason of its being purchased, sold or replaced pursuant to or as contemplated by Section 2.03, Section 3.16(c) or Section 9.01. With respect to any REO Property, either of the following events: (i) a Final Recovery Determination is made as to such REO Property or (ii) such REO Property is removed from the Trust Fund by reason of its being sold or purchased pursuant to Section 3.16(c), Section 3.23 or Section 9.01.

"<u>Liquidation Proceeds</u>": The amount (other than amounts received in respect of the rental of any REO Property prior to REO Disposition) received by the Servicer in connection with (i) the taking of all or a part of a Mortgaged Property by exercise of the power of eminent domain or condemnation, (ii) the liquidation of a defaulted Mortgage Loan by means of a trustee's sale, foreclosure sale or otherwise or (iii) the repurchase, substitution or sale of a Mortgage Loan or an REO Property pursuant to or as contemplated by Section 2.03, Section 3.16(c), Section 3.23 or Section 9.01.

"<u>Loan Group</u>": Either Loan Group I or Loan Group II.

"<u>Loan Group I</u>": All of the Group I Mortgage Loans collectively.

"<u>Loan Group II</u>": All of the Group II Mortgage Loans collectively.

"Loan-to-Value Ratio": As of any date and as to any Mortgage Loan, the fraction, expressed as a percentage, the numerator of which is the (x) Principal Balance of the Mortgage Loan (if such Mortgage Loan is secured by a first lien on the related Mortgaged Property) or the sum of the Principal Balance of the Mortgage Loan and any other mortgage loan secured by a senior lien on the related Mortgaged Property (if such Mortgage Loan is secured by a junior lien on the related Mortgaged Property) and the denominator of which is (y) the Value of the related Mortgaged Property.

"Lost Note Affidavit": With respect to any Mortgage Loan as to which the original Mortgage Note has been permanently lost or destroyed and has not been replaced, an affidavit from the Seller certifying that the original Mortgage Note has been lost or destroyed (together with a copy of the related Mortgage Note and indemnifying the Trust against any loss, cost or liability resulting from the failure to deliver the original Mortgage Note) in the form of Exhibit H hereto.

"Marker Rate": With respect to the Class C Interest and any Distribution Date, a per annum rate equal to two (2) multiplied by the weighted average of the Pass-Through Rates for REMIC 2 Regular Interests A-IA, A-IIA1, A-IIA2, A-IIA3, A-IIA4, A-IIA5, M1, M2, M3, M4, M5, M6, M7, M8, M9 and ZZ, with (A) the rates on each such REMIC 2 Regular Interest (other than the REMIC 2 Regular Interest ZZ) subject to a floor and a cap equal to the lesser of (i) LIBOR plus the Certificate Margin for the Corresponding Certificate for such REMIC 2 Regular Interest, and (ii) the Net WAC Rate for the Corresponding Certificates as computed for federal income tax purposes, (B) the rate on REMIC 2 Regular Interest ZZ subject to a cap of zero for purposes of this calculation, and (C) the rates on all of the REMIC 2 Regular Interests multiplied by a fraction the numerator of which is the actual number of days elapsed in the Accrual Period for each such REMIC 2 Regular Interest and the denominator of which is 30.

"Maximum Cap Rate":

For any Distribution Date and the Group I Senior Certificates, a per annum rate equal to (a) the product of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date (adjusted for principal payments distributed on a prior Distribution Date) and (ii) the sum of (I) a fraction (1) the numerator of which is the aggregate Stated Principal Balance of the Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date, and (2) the denominator of which is aggregate Certificate Principal Balance of the Class A Certificates and the Mezzanine Certificates immediately prior to such Distribution Date, and (II) a fraction (1) the numerator of which is (A) any Net Counterparty Payment for such Distribution Date less (B) the Aggregate Final Maturity Reserve Amount for such Distribution Date less (C) any unpaid Swap Termination Payment not caused by a Derivative Provider Trigger Event payable by the Supplemental Interest Trust Trustee, including any amount remaining unpaid from prior Distribution Dates, less (D) the Net Swap Payment, if any, for such Distribution Date, in each case multiplied by 12, and (2) the denominator of which is the aggregate Certificate Principal Balance of the Class A Certificates and the Mezzanine Certificates immediately prior to such Distribution Date multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

For any Distribution Date and the Group II Senior Certificates, a per annum rate equal to (a) the product of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date (adjusted for principal payments distributed on a prior Distribution Date) and (ii) the sum of (I) a fraction (1) the numerator of which is the aggregate Stated Principal Balance of the Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date, and (2) the denominator of which is aggregate Certificate Principal Balance of the Class A Certificates and the Mezzanine Certificates immediately prior to such Distribution Date, and (II) a fraction (1) the numerator of which is (A) any Net Counterparty Payment for such Distribution Date less (B) the Aggregate Final Maturity Reserve Amount for such Distribution Date less (C) any unpaid Swap Termination Payment not caused by a Derivative Provider Trigger Event payable by the Supplemental Interest Trust Trustee, including any amount remaining unpaid from prior Distribution Dates, less (D) the Net Swap Payment, if any, for such Distribution Date, in each case multiplied by 12, and (2) the denominator of which is the aggregate Certificate Principal Balance of the Class A Certificates and the Mezzanine Certificates immediately prior to such Distribution Date multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

For any Distribution Date and the Mezzanine Certificates, a per annum rate equal to the weighted average (weighted on the basis of the results of subtracting from the aggregate principal balance of each Loan Group as of the Due Date in the month preceding the month of such Distribution Date (adjusted for principal payments distributed on a prior Distribution Date) the sum of the current Certificate Principal Balances of the related classes of the Class A Certificates) of (1) the Maximum Cap Rate with respect to the Group I Senior Certificates and (2) the Maximum Cap Rate with respect to the Group II Senior Certificates.

"Maximum ZZ Uncertificated Accrued Interest Deferral Amount": With respect to any Distribution Date, the excess of (i) Uncertificated Accrued Interest calculated with the Uncertificated Pass-Through Rate for REMIC 2 Regular Interest ZZ and an Uncertificated Principal Balance equal to the excess of (x) the Uncertificated Principal Balance of REMIC 2 Regular Interest ZZ over (y) the REMIC 2 Overcollateralized Amount, in each case for such Distribution Date, over (ii) Uncertificated Accrued Interest on REMIC 2 Regular Interests A-IA, A-IIA1, A-IIA2, A-IIA3, A-IIA4, A-IIA5, M1, M2, M3, M4, M5, M6, M7, M8 and M9, with the rate on each such REMIC 2 Regular Interest subject to a floor and a cap equal to the lesser of (i) LIBOR plus the Certificate Margin for the Corresponding Certificate for such REMIC 2 Regular Interest, and (ii) the Net WAC Rate for the Corresponding Certificates as computed for federal income tax purposes; provided, however, that for this purpose, calculations of the Uncertificated REMIC 2 Pass-Through Rate and the related caps with respect to all of the REMIC 2 Regular Interests shall be multiplied by a fraction, the numerator of which is the actual number of days in the Accrual Period and the denominator of which is 30.

"Maximum Mortgage Rate": With respect to each Mortgage Loan, the percentage set forth in the related Mortgage Note as the maximum Mortgage Rate thereunder.

"MERS": Mortgage Electronic Registration Systems, Inc., a corporation organized and existing under the laws of the State of Delaware, or any successor thereto.

"MERS® System": The system of recording transfers of Mortgages electronically maintained by MERS.

"Mezzanine Certificates": The Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates, the Class M-6 Certificates, the Class M-7 Certificates, the Class M-8 Certificates and the Class M-9 Certificates.

"MIN": The Mortgage Identification Number for Mortgage Loans registered with MERS on the MERS® System.

"Minimum Mortgage Rate": With respect to each Mortgage Loan, the percentage set forth in the related Mortgage Note as the minimum Mortgage Rate thereunder.

"MOM Loan": With respect to any Mortgage Loan, MERS acting as the mortgagee of such Mortgage Loan, solely as nominee for the originator of such Mortgage Loan and its successors and assigns, at the origination thereof.

"Monthly Interest Distributable Amount": With respect to any Distribution Date and the Class A Certificates and the Mezzanine Certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date. With respect to the Class C Interest and any Distribution Date, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Notional Amount of such Class immediately prior to such Distribution Date. With respect to the Class C Certificates and any Distribution Date, the Monthly Interest Distributable Amount shall equal the Monthly Interest Distributable Amount for the Class C Interest.

In all cases, the Monthly Interest Distributable Amount for any Class of Certificates and the Class C Interest shall be reduced by any Net Prepayment Interest Shortfalls and Relief Act Interest Shortfalls allocated to such Class under Section 1.03.

"Monthly Payment": With respect to any Mortgage Loan, the scheduled monthly payment of principal and interest on such Mortgage Loan which is payable by the related Mortgagor from time to time under the related Mortgage Note, determined: (a) after giving effect to (i) any Deficient Valuation and/or Debt Service Reduction with respect to such Mortgage Loan and (ii) any reduction in the amount of interest collectible from the related Mortgagor pursuant to the Relief Act; (b) without giving effect to any extension granted or agreed to by the Servicer pursuant to Sections 3.01 and 3.07; and (c) on the assumption that all other amounts, if any, due under such Mortgage Loan are paid when due.

"Moody's": Moody's Investors Service, Inc. or its successor in interest.

"Mortgage": The mortgage, deed of trust or other instrument creating a first lien or second lien on, or first priority security interest in or second priority security interest in, a Mortgaged Property securing a Mortgage Note.

"Mortgage File": The mortgage documents listed in Section 2.01 pertaining to a particular Mortgage Loan and any additional documents required to be added to the Mortgage File pursuant to this Agreement.

"Mortgage Loan": Each mortgage loan transferred and assigned to the Trust and delivered to the Trustee or another Custodian pursuant to Section 2.01 or Section 2.03(d) as from time to time held as a part of the Trust Fund, the Mortgage Loans so held being identified in the Mortgage Loan Schedule.

"Mortgage Loan Purchase Agreement": The agreement between the Servicer, in its capacity as Seller, and the Depositor, regarding the transfer of the Mortgage Loans by the Seller to or at the direction of the Depositor, substantially in the form attached hereto as Exhibit C.

"Mortgage Loan Schedule": As of any date, the list of Mortgage Loans included in REMIC 1 on such date, attached hereto as Exhibit D. The Mortgage Loan Schedule shall be prepared by the Seller and shall set forth the following information as of the Cut-off Date with respect to each Mortgage Loan, as applicable:

> (i) the Mortgagor's name and the originator's Mortgage Loan identifying number;
>
> (ii) the street address of the Mortgaged Property including the state and zip code;
>
> (iii) a code indicating whether the Mortgaged Property is owner-occupied;
>
> (iv) the type of Residential Dwelling constituting the Mortgaged Property;
>
> (v) the original months to maturity;
>
> (vi) the Loan-to-Value Ratio and the combined Loan-to-Value Ratio at origination;
>
> (vii) the Mortgage Rate in effect immediately following the Cut-off Date;
>
> (viii) the date on which the first Monthly Payment was due on the Mortgage Loan;
>
> (ix) the stated maturity date;
>
> (x) the amount of the Monthly Payment due on the first Due Date after the Cut-off Date;
>
> (xi) the last Due Date on which a Monthly Payment was actually applied to the unpaid Stated Principal Balance;
>
> (xii) the original principal amount of the Mortgage Loan;
>
> (xiii) the Stated Principal Balance of the Mortgage Loan as of the Close of Business on the Cut-off Date;

(xiv)   whether such Mortgage Loan is a Fixed Rate Mortgage Loan or an Adjustable Rate Mortgage Loan, and with respect to each Adjustable Rate Mortgage Loan: (a) the Gross Margin, (b) the Maximum Mortgage Rate, (c) the Minimum Mortgage Rate, (d) the Periodic Rate Cap for the first Adjustment Date and each subsequent Adjustment Date and (e) the next Adjustment Date immediately following the Cut-off Date;

(xv)   a code indicating the purpose of the Mortgage Loan (i.e., purchase financing, rate/term refinancing, cash-out refinancing);

(xvi)   the Mortgage Rate at origination;

(xvii)   a code indicating the documentation program;

(xviii)   the Seller's risk grade and the FICO score;

(xix)   the Origination Value of the Mortgaged Property;

(xx)   the sale price of the Mortgaged Property, if applicable;

(xxi)   whether such Mortgage Loan is secured by a first lien or a second lien on the related Mortgaged Property;

(xxii)   the date of origination;

(xxiii)   the stated remaining months to maturity as of the Cut-off Date;

(xxiv)   the current principal and interest payment of the Mortgage Loan as of the Cut-off Date;

(xxv)   the interest "paid to date" of the Mortgage Loan as of the Cut-off Date;

(xxvi)   a code indicating whether the Mortgage Loan is a Group I Mortgage Loan or a Group II Mortgage Loan;

(xxvii)   a code indicating the Index that is associated with such Mortgage Loan (if such Mortgage Loan is an Adjustable Rate Mortgage Loan);

(xxviii) the rate adjustment frequency (if such Mortgage Loan is an Adjustable Rate Mortgage Loan);

(xxix)   the number of years the prepayment penalty is in effect;

(xxx)   a code indicating that such Mortgage Loan is covered under the PMI Policy, if applicable; and

(xxxi)   with respect to each MOM Loan, the related MIN.

The Mortgage Loan Schedule shall set forth the following information, with respect to the Mortgage Loans in the aggregate as of the Cut-off Date: (1) the number of Mortgage Loans;

(2) the Cut-off Date Principal Balance of the Mortgage Loans; (3) the weighted average Mortgage Rate of the Mortgage Loans and (4) the weighted average maturity of the Mortgage Loans. The Mortgage Loan Schedule shall be amended from time to time by the Servicer in accordance with the provisions of this Agreement. With respect to any Substitute Mortgage Loan, Cut-off Date shall refer to the related Cut-off Date for such Mortgage Loan, determined in accordance with the definition of Cut-off Date herein. The Mortgage Loan Schedule shall clearly identify the Mortgage Loans that are included in Group I Mortgage Loans and those that are included in Group II Mortgage Loans.

"Mortgage Note": The original executed note or other evidence of indebtedness evidencing the indebtedness of a Mortgagor under a Mortgage Loan.

"Mortgage Pool": The pool of Mortgage Loans, identified on Exhibit D from time to time, and any REO Properties acquired in respect thereof.

"Mortgage Rate": With respect to each Fixed Rate Mortgage Loan, the annual rate set forth in the related Mortgage Note, as amended, modified or supplemented from time to time. With respect to each Adjustable Rate Mortgage Loan, the annual rate at which interest accrues on such Mortgage Loan from time to time in accordance with the provisions of the related Mortgage Note, which rate (A) as of any date of determination until the first Adjustment Date following the Cut-off Date shall be the rate set forth in the Mortgage Loan Schedule as the Mortgage Rate in effect immediately following the Cut-off Date and (B) as of any date of determination thereafter shall be the rate as adjusted on the most recent Adjustment Date, to equal the sum, rounded to the next highest or nearest 0.125% (as provided in the Mortgage Note), of the Index, determined as set forth in the related Mortgage Note, plus the related Gross Margin subject to the limitations set forth in the related Mortgage Note. With respect to each Mortgage Loan that becomes an REO Property, as of any date of determination, the annual rate determined in accordance with the immediately preceding sentence as of the date such Mortgage Loan became an REO Property.

"Mortgaged Property": The underlying property securing a Mortgage Loan, including any REO Property, consisting of a fee simple or leasehold estate in a parcel of real property improved by a Residential Dwelling.

"Mortgagor": The obligor on a Mortgage Note.

"Net Counterparty Payment": With respect to any Distribution Date, the amount, if any, by which the Counterparty Payment for such Distribution Date exceeds the Swap Payment for such Distribution Date.

"Net Liquidation Proceeds": With respect to any Liquidated Mortgage Loan or any other disposition of related Mortgaged Property (including REO Property), the related Liquidation Proceeds net of Advances, Servicing Advances, Servicing Fees and any other servicing fees received and retained in connection with the liquidation of such Mortgage Loan or Mortgaged Property in accordance with the terms of this Agreement.

"Net Monthly Excess Cashflow": With respect to each Distribution Date, the sum of (a) any Overcollateralization Release Amount for such Distribution Date, (b) any Remaining Principal Distribution Amount and (c) the positive excess of (x) Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest

Distributable Amounts for the Class A Certificates and the Mezzanine Certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates, (C) the Net Swap Payment, (D) the Aggregate Final Maturity Reserve Amount, (E) any unpaid Swap Termination Payment not caused by a Derivative Provider Trigger Event payable by the Supplemental Interest Trust Trustee, including any amount remaining unpaid from prior Distribution Dates, and (F) the Principal Remittance Amount.

"Net Mortgage Rate": With respect to any Mortgage Loan (or the related REO Property), as of any date of determination, a per annum rate of interest equal to the then applicable Mortgage Rate for such Mortgage Loan minus the Servicing Fee Rate.

"Net Prepayment Interest Shortfall": With respect to any Distribution Date, the excess, if any, of any Prepayment Interest Shortfalls for such date over the related Compensating Interest.

"Net Swap Payment": With respect to any Distribution Date, the amount, if any, by which the Swap Payment exceeds the Counterparty Payment on such Distribution Date. For avoidance of doubt, the Net Swap Payment with respect to any Distribution Date shall equal to the sum of the Group I Net Swap Payment and the Group II Net Swap Payment for such Distribution Date.

"Net WAC Rate":

For any Distribution Date (other than the first Distribution Date) and the Group I Senior Certificates is a per annum rate equal to (a) the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date (adjusted for principal payments distributed on a prior Distribution Date) over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) the Group I Final Maturity Reserve Amount for such Distribution Date, (B) any unpaid Group I Swap Termination Payment not caused by a Derivative Provider Trigger Event, including any amount remaining unpaid from prior Distribution Dates, and (C) the Group I Net Swap Payment, if any, for such Distribution Date, in each case multiplied by 12, and (2) the denominator of which is the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period. For federal income tax purposes, the Net WAC Rate for the Group I Senior Certificates shall be expressed as a rate equal to the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest 1GRP multiplied by a fraction, the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

For any Distribution Date (other than the first Distribution Date) and the Group II Senior Certificates is a per annum rate equal to (a) the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date (adjusted for principal payments distributed on a prior Distribution Date) over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) the Group II Final Maturity Reserve Amount for such Distribution Date, (B) any unpaid Group II Swap Termination Payment not caused by a Derivative Provider Trigger Event, including any

amount remaining unpaid from prior Distribution Dates, and (C) the Group II Net Swap Payment, if any, for such Distribution Date, in each case multiplied by 12, and (2) the denominator of which is the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period. For federal income tax purposes, the Net WAC Rate for the Group II Senior Certificates shall be expressed as a rate equal to the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest 2GRP multiplied by a fraction, the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

For any Distribution Date and the Mezzanine Certificates, the Subordinated Net WAC Rate.

The Net WAC Rate determined for federal income tax purposes may differ from the Net WAC Rate. In particular, the Net WAC Rate for federal income tax purposes will not be reduced by the amount of any Swap Termination Payment. The treatment of differences between the Net WAC Rate and the Rate determined for federal income tax purposes is provided in Section 10.01(l).

"Net WAC Rate Carryover Amount": With respect to the Class A Certificates and the Mezzanine Certificates and any Distribution Date for which the Pass-Through Rate for such Class of Certificates for such Distribution Date is the related Net WAC Rate, the sum of (i) the positive excess of (A) the amount of interest that would have been distributable to such Class of Certificates on such Distribution Date if the Pass-Through Rate for such Class of Certificates for such Distribution Date were calculated at the related Formula Rate over (B) the amount of interest distributable on such Class of Certificates at the related Net WAC Rate for such Distribution Date and (ii) the related Net WAC Rate Carryover Amount for the previous Distribution Date not previously distributed together with interest thereon at a rate equal to the related Formula Rate for such Class of Certificates for the most recently ended Accrual Period.

"New Lease": Any lease of REO Property entered into on behalf of the Trust, including any lease renewed or extended on behalf of the Trust if the Trust has the right to renegotiate the terms of such lease.

"NIM Notes": The Insured NIM Notes and the Other NIM Notes.

"NIMS Insurer": A Person, or any of its successors that shall be the insurer under an insurance policy insuring certain payments on Insured NIM Notes, if any, provided, however, upon the occurrence of certain events (as set forth in the Indenture and/or any other agreement among such Person, the NIMS Issuer, the Servicer, the Trustee and/or other Persons), the NIMS Insurer shall be the Person designated in the Indenture or such other agreement. If none of the net interest margin securities have been issued by the NIMS Issuer, that are insured by an insurance policy, there shall be no NIMS Insurer under this Agreement, all references to the NIMS Insurer or Insured NIM Notes in this agreement are for administrative convenience only, shall be completely disregarded and no Person shall have any rights of the NIMS Insurer under this Agreement.

"NIMS Insurer Default": The existence and continuation of any default by the NIMS Insurer (including a failure by the NIMS Insurer to make a payment) under an insurance policy or policies issued in connection with the Indenture.

"NIMS Issuer": One or more Affiliates of the Depositor and/or one or more entities sponsored by an Affiliate of the Depositor.

"Nonrecoverable Advance": Any Advance or Servicing Advance previously made or proposed to be made in respect of a Mortgage Loan or REO Property that, in the good faith business judgment of the Servicer, will not or, in the case of a proposed Advance or Servicing Advance, would not be ultimately recoverable from related late payments, Insurance Proceeds or Liquidation Proceeds on such Mortgage Loan or REO Property as provided herein.

"Notional Amount": With respect to the Class C Interest, immediately prior to any Distribution Date, an amount equal to the aggregate of the Uncertificated Principal Balances of the REMIC 2 Regular Interests.

"Officer's Certificate": A certificate signed by the Chairman of the Board, the Vice Chairman of the Board, the President, a vice president (however denominated), the Treasurer, the Secretary, or one of the assistant treasurers or assistant secretaries of the Servicer, the Seller or the Depositor, as applicable.

"Opinion of Counsel": A written opinion of counsel, who may, without limitation, be a salaried counsel for the Depositor or the Servicer, reasonably acceptable to the Trustee or Delaware Trustee, if such opinion is required to be delivered to the Trustee or Delaware Trustee, except that any opinion of counsel relating to (a) the qualification of any Trust REMIC as a REMIC or (b) compliance with the REMIC Provisions must be an opinion of Independent counsel.

"Optional Termination Date": The first Distribution Date on which the aggregate Stated Principal Balance of the Mortgage Loans and each REO Property remaining in the Trust Fund is equal to or less than 10% of the Cut-off Date Principal Balance of the Closing Date Mortgage Loans.

"Original Class Certificate Principal Balance": With respect to the Class A Certificates, the Mezzanine Certificates and the Class P Certificates, the corresponding Certificate Principal Balance on the Closing Date.

"Original Class Notional Amount": With respect to the Class C Interest, $1,152,429,251.45.

"Original Trust Agreement": The Trust Agreement, dated as of May 1, 2007, between the Depositor and the Delaware Trustee, providing for the creation of the Trust.

"Origination Value": With respect to any Mortgaged Property, the lesser of (i) the Appraised Value thereof and (ii) the value thereof as determined and assigned at origination by a review appraisal conducted by the Seller.

"Other NIM Notes": Net Interest Margin Securities, if any, issued by the NIMS Issuer, which are backed, in whole or in part, by the cashflow on certain Class C Certificates and the Class P Certificates and not insured by any NIMS Insurer.

"Overcollateralization Deficiency Amount": With respect to any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date).

"Overcollateralization Floor": 0.50% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.

"Overcollateralization Release Amount": With respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the Excess Overcollateralized Amount for such Distribution Date.

"Overcollateralization Target Amount": With respect to any Distribution Date (i) prior to the Stepdown Date, 4.55% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) the lesser of (I) 4.55% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date and (II) 9.10% of the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) 0.50% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, and (iii) on or after the Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. Notwithstanding the foregoing, on and after any Distribution Date following the reduction of the aggregate Certificate Principal Balance of the Class A Certificates and the Mezzanine Certificates to zero, the Overcollateralization Target Amount will be zero.

"Overcollateralized Amount": With respect to any Distribution Date, the amount, if any, by which (i) the aggregate Stated Principal Balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) exceeds (ii) the sum of the aggregate Certificate Principal Balances of the Class A Certificates, the Mezzanine Certificates and the Uncertificated Principal Balance of the Class P Interest as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date, other than distributions of the Extra Principal Distribution Amount, if any).

"Ownership Interest": As to any Certificate, any ownership or security interest in such Certificate, including any interest in such Certificate as the Holder thereof and any other interest therein, whether direct or indirect, legal or beneficial, as owner or as pledgee.

"Pass-Through Rate":

With respect to the Class A Certificates and the Mezzanine Certificates for any Distribution Date (other than the first Distribution Date), the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

With respect to the Class A Certificates and the Mezzanine Certificates and the first Distribution Date, the related Formula Rate for such Distribution Date.

For federal income tax purposes, the Pass-Through Rate for any Certificate (other than the Class C Certificates, Class P Certificates and Class R Certificates) will never exceed the Net WAC Rate for such Certificate, as such Net WAC Rate is determined for federal income tax purposes. Amounts (other than principal) paid on the Certificates (other than the Class C Certificates, Class P Certificates and Class R Certificates) in excess of the Net WAC Rate as determined for federal income tax purposes shall be treated as paid outside of any REMIC.

With respect to the Class C Interest and any Distribution Date, a per annum rate equal to the percentage equivalent of a fraction, the numerator of which is the sum of the amounts calculated pursuant to clauses (A) through (R) below, and the denominator of which is the aggregate of the Uncertificated Principal Balances of REMIC 2 Regular Interests AA, A-IA, A-IIA1, A-IIA2, A-IIA3, A-IIA4, A-IIA5, M1, M2, M3, M4, M5, M6, M7, M8, M9 and ZZ. For purposes of calculating the Pass-Through Rate for the Class C Interest, the numerator is equal to the sum of the following components:

(A)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest AA minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest AA;

(B)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest A-IA minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest A-IA;

(C)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest A-IIA1 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest A-IIA1;

(D)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest A-IIA2 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest A-IIA2;

(E)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest A-IIA3 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest A-IIA3;

(F)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest A-IIA4 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest A-IIA4;

(G)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest A-IIA5 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest A-IIA5;

(H)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest M1 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest M1;

(I)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest M2 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest M2;

(J)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest M3 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest M3;

(K)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest M4 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest M4;

(L)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest M5 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest M5;

(M)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest M6 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest M6;

(N)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest M7 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest M7;

(O)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest M8 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest M8;

(P)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest M9 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest M9;

(Q)   the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest ZZ minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest ZZ; and

(R)   100% of the interest distributed to REMIC 2 Regular Interest P.

The Class C Certificates will not have a Pass-Through Rate, but will be entitled to 100% of the distributions on the Class C Interest.

With respect to the Class Swap IO Interest, the Class Swap IO Interest shall not have a Pass-Through Rate, but will be entitled to 100% of the interest paid by REMIC 2 Regular Interest Swap IO. The Class Swap IO Upper-Tier Interest will not have a Pass-Through Rate but will be entitled to 100% of the interest paid on the Class Swap IO Interest.

With respect to the Class FMR IO Interest and any Distribution Date, a per annum rate equal to the Final Maturity Rate. However, for federal income tax purposes and under the REMIC Provisions, the Class FMR IO Interest will not have a Pass-Through Rate, but will be entitled to 100% of the interest paid by REMIC 2 Regular Interest FMR IO.

"Percentage Interest": With respect to any Certificate (other than a Residual Certificate), a fraction, expressed as a percentage, the numerator of which is the Initial Certificate Principal Balance or Initial Notional Amount represented by such Certificate and the denominator of which is the Original Class Certificate Principal Balance or Original Class Notional Amount of the related Class. With respect to a Residual Certificate, the portion of the Class evidenced thereby, expressed as a percentage, as stated on the face of such Certificate; provided, however, with respect to each Class referred to in this paragraph, that the sum of all such percentages for each such Class totals 100%.

"Periodic Rate Cap": With respect to each Adjustable Rate Mortgage Loan and any Adjustment Date therefor, the fixed percentage set forth in the related Mortgage Note, which is the maximum amount by which the Mortgage Rate for such Mortgage Loan may increase or decrease (without regard to the Maximum Mortgage Rate or the Minimum Mortgage Rate) on such Adjustment Date from the Mortgage Rate in effect immediately prior to such Adjustment Date.

"Permitted Investments": Any one or more of the following obligations or securities acquired at a purchase price of not greater than par, regardless of whether issued or managed by the Depositor, the Servicer, the NIMS Insurer, the Trustee, the Delaware Trustee or any of their respective Affiliates or for which an Affiliate of the NIMS Insurer, the Trustee or the Delaware Trustee serves as an advisor:

        (i)   direct obligations of, or obligations fully guaranteed as to timely payment of principal and interest by, the United States or any agency or instrumentality thereof, provided such obligations are backed by the full faith and credit of the United States;

        (ii)   (A) demand and time deposits in, certificates of deposit of, bankers' acceptances issued by or federal funds sold by any depository institution or trust company (including the Trustee or its agents acting in their commercial capacities) incorporated under the laws of the United States of America or any state thereof and subject to supervision and examination by federal and/or state authorities, so long as, at the time of such investment or contractual commitment providing for such investment, such depository institution or trust company (or, if the only Rating Agency is S&P, in the case of the principal depository institution in a depository institution holding company, debt obligations of the depository institution holding company) or its ultimate parent has a short-term uninsured debt rating in the highest available rating category of Fitch, Moody's and S&P and provided that each such investment has an original maturity of no more than 365 days; and provided further that, if the only Rating Agency is S&P and if the depository or trust company is a principal subsidiary of a bank holding company and the debt obligations of such subsidiary are not separately rated, the applicable rating shall be that of the bank holding company; and, provided further that, if the original maturity of such short-term obligations of a domestic branch of a foreign depository institution or trust company shall exceed 30 days, the short-term rating of such institution shall be A-1+ in the case of S&P if S&P is the Rating Agency; and (B) any other demand or time deposit or deposit which is fully insured by the FDIC;

(iii)　repurchase obligations with a term not to exceed 30 days with respect to any security described in clause (i) above and entered into with a depository institution or trust company (acting as principal) rated F-1+ or higher by Fitch, rated A-1+ by S&P and rated A2 or higher by Moody's;

(iv)　securities bearing interest or sold at a discount that are issued by any corporation incorporated under the laws of the United States of America or any State thereof and that are rated by each Rating Agency in its highest long-term unsecured rating category at the time of such investment or contractual commitment providing for such investment;

(v)　commercial paper (including both non-interest-bearing discount obligations and interest-bearing obligations payable on demand or on a specified date not more than 30 days after the date of acquisition thereof) that is rated by each Rating Agency in its highest short-term unsecured debt rating available at the time of such investment;

(vi)　units of taxable money market funds (which may be 12b-1 funds, as contemplated under the rules promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940), which funds have the highest rating available for such securities from the Rating Agencies or which have been designated in writing by the Rating Agencies as Permitted Investments; and

(vii)　if previously confirmed in writing to the Trustee, any other demand, money market or time deposit, or any other obligation, security or investment, as may be acceptable to the Rating Agencies in writing as a permitted investment of funds backing securities having ratings equivalent to its highest initial rating of the Class A Certificates;

provided, that no instrument described hereunder shall evidence either the right to receive (a) only interest with respect to the obligations underlying such instrument or (b) both principal and interest payments derived from obligations underlying such instrument and the interest and principal payments with respect to such instrument provide a yield to maturity at par greater than 120% of the yield to maturity at par of the underlying obligations.

Any of the foregoing investments that are issued by or acquired from or through the Trustee or any of its Affiliates or for which the Trustee or any of its Affiliates is an obligor or act as depository institution or counterparty or otherwise provides services, shall not be disqualified as a Permitted Investment (so long as it satisfies the applicable requirements of the preceding definition).

"Permitted Transferee":　Any transferee of a Residual Certificate other than a Disqualified Organization or a non-U.S. Person.

"Person":　Any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Plan": Any employee benefit plan or certain other retirement plans and arrangements, including individual retirement accounts and annuities, Keogh plans and bank collective investment funds and insurance company general or separate accounts in which such plans, accounts or arrangements are invested, that are subject to ERISA or Section 4975 of the Code.

"PMI Insurer": None of the Mortgage Loans are insured by a primary mortgage insurance policy. References to the PMI Insurer, PMI Insurer Fee, PMI Insurer Fee Rate, PMI Mortgage Loans and PMI Policy are left in this Agreement for administrative convenience and shall be completely disregarded. There are no PMI Mortgage Loans or any PMI Insurer under this Agreement and no Person shall have any rights of the PMI Insurer under this Agreement.

"PMI Insurer Fee": The amount payable to the PMI Insurer on each Distribution Date, which amount with respect to each PMI Mortgage Loan shall equal one twelfth of the product of (i) the PMI Insurer Fee Rate, multiplied by (ii) the Principal Balance of the related PMI Mortgage Loans or any related REO Property as of the first day of the month for which the PMI Insurer Fee is calculated plus any applicable premium taxes on the PMI Mortgage Loans located in the States of West Virginia and Kentucky and Florida's Hurricane Assessment fee.

"PMI Insurer Fee Rate": 0.00% per annum.

"PMI Mortgage Loans": The Mortgage Loans insured by the PMI Insurer set forth on the list of Mortgage Loans attached hereto as Schedule IV.

"PMI Policy": Not applicable.

"Preference Claim": As defined in Section 4.02 hereof.

"Prepayment Assumption": The pricing prepayment assumption as described in the Prospectus Supplement.

"Prepayment Charge": With respect to any Mortgage Loan, the charges or premiums, if any, due in connection with a full (but not partial) prepayment of such Mortgage Loan in accordance with the terms thereof (other than any Servicer Prepayment Charge Payment Amount).

"Prepayment Charge Schedule": As of the Cut-off Date, a list attached hereto as Schedule I (including the Prepayment Charge Summary attached thereto), setting forth the following information with respect to each Prepayment Charge:

> (i) the Mortgage Loan identifying number;
>
> (ii) a code indicating the type of Prepayment Charge;
>
> (iii) the state of origination of the related Mortgage Loan;
>
> (iv) the date on which the first monthly payment was due on the related Mortgage Loan;
>
> (v) the term of the related Prepayment Charge; and

(vi)   the principal balance of the related Mortgage Loan as of the Cut-off Date.

The Prepayment Charge Schedule shall be amended from time to time by the Servicer in accordance with the provisions of this Agreement and a copy of each related amendment shall be furnished by the Servicer to the NIMS Insurer and the Trustee.

"Prepayment Interest Excess": With respect to any Distribution Date, for each Mortgage Loan for which a Principal Prepayment in full is applied on or after the first calendar day of the month of such Distribution Date and before the 15th calendar day of such month, the amount of interest collected on such Principal Prepayment in full at the applicable Net Mortgage Rate from the first day of the month in which such Distribution Date occurs through the day on which such Principal Prepayment is applied.

"Prepayment Interest Shortfall": With respect to any Distribution Date, for each Mortgage Loan that was during the related Prepayment Period the subject of a Principal Prepayment in full or in part that was applied by the Servicer to reduce the outstanding principal balance of such loan on a date preceding the Due Date in the month in which such Distribution Date occurs, an amount equal to interest at the applicable Net Mortgage Rate on the amount of such Principal Prepayment for the lesser of (i) the number of days commencing on the date on which the prepayment is applied and ending on the last day of the month in which such Principal Prepayment is applied and (ii) 30 days. The obligations of the Servicer in respect of any Prepayment Interest Shortfall are set forth in Section 3.24. For avoidance of doubt, no Prepayment Interest Shortfalls shall exist with respect to Principal Prepayments in full which are applied during the period from the first through the 14th day of the month of the related Distribution Date.

"Prepayment Period": With respect to any Distribution Date, (i) the period from the 15th day of the month immediately preceding the month in which such Distribution Date occurs (or in the case of the first Distribution Date, the Cut-off Date) through the 14th day of the month in which such Distribution Date occurs, inclusive, for purposes of Principal Prepayments in full; and (ii) the calendar month immediately preceding the calendar month in which such Distribution Date occurs, for any other purpose. Except for purposes of calculating Prepayment Interest Excess, Principal Prepayments made during the calendar month immediately preceding the Cut-off Date and received by the Servicer shall be deemed to be received after the Cut-off Date and during the Prepayment Period related to the first Distribution Date.

"Prime Rate": The prime rate of United States money center commercial banks as published in The Wall Street Journal.

"Principal Balance": As to any Mortgage Loan other than a Liquidated Mortgage Loan, and any day, the related Cut-off Date Principal Balance, minus all collections credited against the Cut-off Date Principal Balance of any such Mortgage Loan. For purposes of this definition, a Liquidated Mortgage Loan shall be deemed to have a Principal Balance equal to the Principal Balance of the related Mortgage Loan as of the final recovery of related Liquidation Proceeds and a Principal Balance of zero thereafter. As to any REO Property and any day, the Principal Balance of the related Mortgage Loan shall equal the Principal Balance of the related Mortgage Loan immediately prior to such Mortgage Loan becoming REO Property minus any REO Principal Amortization received with respect thereto on or prior to such day.

"Principal Distribution Amount": With respect to any Distribution Date, the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.

"Principal Prepayment": Any payment of principal made by the Mortgagor on a Mortgage Loan which is received in advance of its scheduled Due Date and which is not accompanied by an amount of interest representing the full amount of scheduled interest due on any Due Date in any month or months subsequent to the month of prepayment.

"Principal Remittance Amount": With respect to any Distribution Date, the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

"Prospectus Supplement": That certain Prospectus Supplement dated May 8, 2007, relating to the public offering of the Class A Certificates and the Mezzanine Certificates.

"Purchase Price": With respect to any Mortgage Loan or REO Property to be purchased pursuant to or as contemplated by Section 2.03, Section 3.16(c) or Section 9.01, and as confirmed by an Officer's Certificate from the Servicer to the Trustee, an amount equal to the sum of (i) 100% of the Stated Principal Balance thereof as of the date of purchase (or such other price as provided in Section 9.01), (ii) in the case of (x) a Mortgage Loan, accrued interest on such Stated Principal Balance at the applicable Net Mortgage Rate in effect from time to time from the Due Date as to which interest was last paid by the Mortgagor or by an advance by the Servicer through the end of the calendar month in which the purchase is to be effected and (y) an REO Property, the sum of (1) accrued interest on such Stated Principal Balance at the applicable Net Mortgage Rate in effect from time to time from the Due Date as to which interest was last paid by the Mortgagor or by an advance by the Servicer through the end of the calendar month immediately preceding the calendar month in which such REO Property was acquired, plus (2) REO Imputed Interest for such REO Property for each calendar month commencing with the calendar month in which such REO Property was acquired and ending with the calendar month in which such purchase is to be effected, net of the total of all net rental income, Insurance Proceeds, Liquidation Proceeds and Advances that as of the date of purchase had been distributed in respect of REO Imputed Interest pursuant to Section 4.01, (iii) any unreimbursed Servicing Advances, Advances and Nonrecoverable Advances and any unpaid Servicing Fees allocable to such Mortgage Loan or REO Property, (iv) any amounts previously withdrawn from the Collection Account in respect of such Mortgage Loan or REO Property pursuant to Section 3.11 (a)(ix) and Section 3.16(b), (v) in the case of a Mortgage Loan required to be purchased pursuant to Section 2.03, enforcement expenses reasonably incurred or to be incurred by the NIMS Insurer, the Servicer or the Trustee in respect of the breach or defect giving rise to the purchase obligation and (vi) in the case of a Mortgage Loan required to be repurchased pursuant to Section 2.03 because such Mortgage Loan is in breach of the representation in Section 6(ix), Section 6(xlvi) or in Section 6(lxi) of the Mortgage Loan Purchase Agreement, any additional costs or damages in excess of the amounts to be paid pursuant to clauses (i) through (v) above (including attorney's fees) incurred by the Trust as a result of the Trust's status as an assignee or purchaser of such Mortgage Loans.

"Rating Agency or Rating Agencies": Moody's, Fitch and S&P or their successors. If such agencies or their successors are no longer in existence, "Rating Agencies" shall be such nationally recognized statistical rating agencies, or other comparable Persons, designated by the Depositor, notice of which designation shall be given to the Trustee and the Servicer.

"Reacquired Mortgage Loan": A Mortgage Loan replaced or to be replaced by one or more Substitute Mortgage Loans.

"Realized Loss": With respect to any Liquidated Mortgage Loan, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all Net Liquidation Proceeds and Insurance Proceeds in respect of such Mortgage Loan.

"Record Date": With respect to (i) the Class C Certificates, the Class P Certificates, the Residual Certificates and any Definitive Certificates, the Close of Business on the last Business Day of the calendar month preceding the month in which the related Distribution Date occurs and (ii) with respect to the Class A Certificates and the Mezzanine Certificates, the Close of Business on the Business Day immediately preceding the related Distribution Date; provided, however, that following the date on which Definitive Certificates for a Class A Certificate or a Mezzanine Certificate are available pursuant to Section 5.02, the Record Date for such Certificates shall be the last Business Day of the calendar month preceding the month in which the related Distribution Date occurs.

"Recording Documents": As defined in Section 2.01 hereof.

"Reference Banks": Those banks (i) with an established place of business in London, England, (ii) not controlling, under the control of or under common control with the Depositor, the Seller or the Servicer or any affiliate thereof and (iii) which have been designated as such by the Trustee with the consent of the NIMS Insurer; provided, however, that if fewer than two of such banks provide a LIBOR rate, then any leading bank selected by the Trustee with the consent of the NIMS Insurer which is engaged in transactions in United States dollar deposits in the international Eurocurrency market.

"Refinanced Mortgage Loan": A Mortgage Loan the proceeds of which were not used to purchase the related Mortgaged Property.

"Regular Certificates": The Class A Certificates, the Mezzanine Certificates, the Class C Certificates and the Class P Certificates.

"Regulation AB": Subpart 229.1100 - Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (January 7, 2005)) or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

"Relief Act": The Servicemembers' Civil Relief Act of 2003 or similar state or local law.

"Relief Act Interest Shortfall": With respect to any Distribution Date, for any Mortgage Loan with respect to which there has been a reduction in the amount of interest collectible thereon for the most recently ended Due Period as a result of the application of the Relief Act, the amount by which (i) interest collectible on such Mortgage Loan during such Due Period is less than (ii) one month's interest on the Principal Balance of such Mortgage Loan at the Mortgage Rate for such Mortgage Loan before giving effect to the application of the Relief Act.

"Remaining Principal Distribution Amount": With respect to any Distribution Date, an amount equal to the Principal Distribution Amount remaining after the distributions set forth in Section 4.01(c)(i) through (iii).

"REMIC": A "real estate mortgage investment conduit" within the meaning of Section 860D of the Code.

"REMIC 1": The primary segregated pool of assets subject hereto and to be administered hereunder, with respect to which a REMIC election is to be made consisting of: (i) such Mortgage Loans as from time to time are subject to this Agreement, together with the Mortgage Files relating thereto, and together with all collections thereon and proceeds thereof, (ii) any REO Property, together with all collections thereon and proceeds thereof, (iii) the Trust's rights with respect to the Mortgage Loans under all insurance policies, including the PMI Policy, required to be maintained pursuant to this Agreement and any proceeds thereof, (iv) the Depositor's rights with respect to the Mortgage Loans under the Mortgage Loan Purchase Agreement (including any security interest created thereby), and (v) the Collection Account, the Distribution Account (subject to the last sentence of this definition) and any REO Account and such assets that are deposited therein from time to time and any investments thereof, together with any and all income, proceeds and payments with respect thereto. Notwithstanding the foregoing, however, a REMIC election will not be made with respect to the Reserve Fund, the Supplemental Interest Trust, the Final Maturity Reserve Trust, the Interest Coverage Account and the Servicer Prepayment Charge Payment Amounts.

"REMIC 1 Group I Regular Interests": REMIC 1 Regular Interest I and REMIC 1 Regular Interest I-1-A through REMIC 1 Regular Interest I-59-B as designated in the Preliminary Statement hereto.

"REMIC 1 Group II Regular Interests": REMIC 1 Regular Interest II-1-A through REMIC 1 Regular Interest II-59-B as designated in the Preliminary Statement hereto.

"REMIC 1 Regular Interest": Any of the 238 separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a "regular interest" in REMIC 1. Each REMIC 1 Regular Interest shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 2": The segregated pool of assets consisting of all of the REMIC 1 Regular Interests conveyed to the Trust for the benefit of REMIC 3, as holder of the REMIC 2 Regular Interests and the Class R Certificateholders, as holders of the Class R-2 Interest, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

"REMIC 2 Interest Loss Allocation Amount": With respect to any Distribution Date, an amount equal to (a) the product of (i) 50% of the aggregate Principal Balance of the Mortgage Loans and related REO Properties then outstanding and (ii) the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest AA minus the Marker Rate, divided by (b) 12.

"REMIC 2 Overcollateralization Target Amount": 0.50% of the Overcollateralization Target Amount.

"REMIC 2 Overcollateralized Amount": With respect to any date of determination, (i) 0.50% of the aggregate Uncertificated Principal Balances of the REMIC 2 Regular Interests AA, A-IA, A-IIA1, A-IIA2, A-IIA3, A-IIA4, A-IIA5, M1, M2, M3, M4, M5, M6, M7, M8, M9 and ZZ minus (ii) the aggregate of the Uncertificated Principal Balances of REMIC 2 Regular Interests A-IA, A-IIA1, A-IIA2, A-IIA3, A-IIA4, A-IIA5, M1, M2, M3, M4, M5, M6, M7, M8 and M9, in each case as of such date of determination.

"REMIC 2 Principal Loss Allocation Amount": With respect to any Distribution Date, an amount equal to the product of (i) 0.50% of the aggregate Principal Balance of the Mortgage Loans and REO Properties then outstanding and (ii) 1 minus a fraction, the numerator of which is 2 times the aggregate of the Uncertificated Principal Balances of REMIC 2 Regular Interest A-IA, A-IIA1, A-IIA2, A-IIA3, A-IIA4, A-IIA5, M1, M2, M3, M4, M5, M6, M7, M8 and M9 and the denominator of which is the aggregate of the Uncertificated Principal Balances of REMIC 2 Regular Interests A-IA, A-IIA1, A-IIA2, A-IIA3, A-IIA4, A-IIA5, M1, M2, M3, M4, M5, M6, M7, M8, M9 and ZZ.

"REMIC 2 Regular Interest": Any of the separate non-certificated beneficial ownership interests in REMIC 2 issued hereunder and designated as a "regular interest" in REMIC 2. Each REMIC 2 Regular Interest shall accrue interest at the related Uncertificated REMIC 2 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal (other than REMIC 2 Regular Interests Swap IO and FMR IO), subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto. The following is a list of each of the REMIC 2 Regular Interests: REMIC 2 Regular Interest AA, REMIC 2 Regular Interest A-IA, REMIC 2 Regular Interest A-IIA1, REMIC 2 Regular Interest A-IIA2, REMIC 2 Regular Interest A-IIA3, REMIC 2 Regular Interest A-IIA4, REMIC 2 Regular Interest A-IIA5, REMIC 2 Regular Interest M1, REMIC 2 Regular Interest M2, REMIC 2 Regular Interest M3, REMIC 2 Regular Interest M4, REMIC 2 Regular Interest M5, REMIC 2 Regular Interest M6, REMIC 2 Regular Interest M7, REMIC 2 Regular Interest M8, REMIC 2 Regular Interest M9, REMIC 2 Regular Interest ZZ, REMIC 2 Regular Interest XX, REMIC 2 Regular Interest 1SUB, REMIC 2 Regular Interest 1GRP and REMIC 2 Regular Interest 2SUB, REMIC 2 Regular Interest 2GRP, REMIC 2 Regular Interest Swap IO and REMIC 2 Regular Interest FMR IO.

"REMIC 3": The segregated pool of assets consisting of all of the REMIC 2 Regular Interests conveyed to the Trust, for the benefit of the Holders of the Regular Certificates (other than the Class P Certificates and the Class Swap IO Upper-Tier Interest), REMIC CX, as the holder of the Class C Interest, REMIC PX, as the holder of the Class P Interest, REMIC SwapX as holder of the Class Swap IO Interest, and the Class R Certificateholders, as holders of the Class R-3 Interest, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

"REMIC 3 Regular Interests": The Class C Interest, the Class P Interest, the Class Swap IO Interest, and the Class FM Reserve IO Interest.

"REMIC CX": The segregated pool of assets consisting of the Class C Interest, conveyed to the Trust, for the benefit of the Holders of the Class C Certificates and the Class R-CX Certificates, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

"REMIC FM Rate": For (i) the Distribution Date in June 2007 through the Distribution Date in May 2017, the excess of (a) the Uncertificated REMIC 2 Pass-Through Rate on REMIC 1 Regular Interest IX over (b) the Uncertificated REMIC 2 Pass-Through Rate on REMIC 1 Regular Interest IX, (ii) the Distribution Date beginning with the Distribution Date in June 2017 through the Distribution Date in May 2037, a rate equal to the Final Maturity Reserve Rate and (iii) thereafter, 0.00%.

"REMIC Provisions": Provisions of the federal income tax law relating to real estate mortgage investment conduits which appear at Section 860A through 860G of Subchapter M of Chapter 1 of the Code, and related provisions, and regulations and rulings promulgated thereunder, as the foregoing may be in effect from time to time.

"REMIC PX": The segregated pool of assets consisting of the Class P Interest, conveyed to the Trust, for the benefit of the Holders of the Class P Certificates and the Class R-PX Certificates, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

"REMIC Regular Interests": The REMIC 1 Regular Interests, the REMIC 2 Regular Interests and the REMIC 3 Regular Interests.

"REMIC SwapX": The segregated pool of assets consisting of the Class Swap IO Interest, conveyed to the Trust, for the benefit of the Holders of the Class Swap IO Upper-Tier Interest and the Class R-SwapX Certificates, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

"Remittance": As defined in Section 7.02(b) hereof.

"Remittance Report": A report prepared by the Servicer and delivered to the NIMS Insurer and the Trustee pursuant to Section 4.04.

"Rents from Real Property": With respect to any REO Property, gross income of the character described in Section 856(d) of the Code.

"REO Account": The account or accounts maintained by the Servicer in respect of an REO Property pursuant to Section 3.23.

"REO Disposition": The sale or other disposition of an REO Property on behalf of the Trust.

"REO Imputed Interest": As to any REO Property, for any calendar month during which such REO Property was at any time part of the Trust Fund, one month's interest at the applicable Net Mortgage Rate on the Principal Balance of such REO Property (or, in the case of the first such calendar month, of the related Mortgage Loan if appropriate) as of the Close of Business on the Distribution Date in such calendar month.

"REO Principal Amortization": With respect to any REO Property, for any calendar month, the excess, if any, of (a) the aggregate of all amounts received in respect of such REO Property during such calendar month, whether in the form of rental income, sale proceeds (including, without limitation, that portion of the Termination Price paid in connection with a purchase of all of the Mortgage Loans and REO Properties pursuant to Section 9.01 that is

allocable to such REO Property) or otherwise, net of any portion of such amounts (i) payable pursuant to Section 3.23 in respect of the proper operation, management and maintenance of such REO Property or (ii) payable or reimbursable to the Servicer pursuant to Section 3.23 for unpaid Servicing Fees in respect of the related Mortgage Loan and unreimbursed Servicing Advances and Advances in respect of such REO Property or the related Mortgage Loan, over (b) the REO Imputed Interest in respect of such REO Property for such calendar month.

"REO Property": A Mortgaged Property acquired by the Servicer on behalf of the Trust through foreclosure or deed-in-lieu of foreclosure, as described in Section 3.23.

"Replacement Payment": As defined in Section 3.30(b) hereof.

"Request for Release": A release signed by a Servicing Representative, in the form of Exhibit E-1 or E-2 attached hereto.

"Reserve Fund": The reserve fund established pursuant to Section 3.26.

"Reserve Interest Rate": With respect to any Interest Determination Date, the rate per annum that the Trustee determines to be either (i) the arithmetic mean (rounded upwards if necessary to the nearest whole multiple of 0.03125%) of the one-month United States dollar lending rates which banks in New York City selected by the Trustee with the consent of the NIMS Insurer are quoting on the relevant Interest Determination Date to the principal London offices of leading banks in the London interbank market or (ii) in the event that the Trustee can determine no such arithmetic mean, in the case of any Interest Determination Date after the initial Interest Determination Date, the lowest one-month United States dollar lending rate which such New York banks selected by the Trustee with the consent of the NIMS Insurer are quoting on such Interest Determination Date to leading European banks.

"Residential Dwelling": Any one of the following: (i) a detached one-family dwelling, (ii) a detached two- to four-family dwelling, (iii) a one-family dwelling unit in a Fannie Mae eligible condominium project or a Freddie Mac eligible condominium project, (iv) a manufactured home, or (v) a detached one-family dwelling in a planned unit development, none of which is a co-operative or mobile home.

"Residual Certificates": The Class R Certificates, the Class R-CX Certificates and the Class R-PX Certificates.

"Residual Interest": The sole class of "residual interests" in a REMIC within the meaning of Section 860G(a)(2) of the Code.

"Residual NIM Holder": As defined in Section 3.16(c) hereof.

"Responsible Officer": When used with respect to the Trustee, the Delaware Trustee, the Final Maturity Reserve Trust Trustee or the Supplemental Interest Trust Trustee, any managing director, director, associate, principal, vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee, the Delaware Trustee, the Final Maturity Reserve Trust Trustee or the Supplemental Interest Trust Trustee, as applicable, customarily performing functions similar to those performed by any of the above designated officers and, with respect to a particular matter, to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject.

"S&P":   Standard & Poor's, a division of The McGraw-Hill Companies, Inc., or its successor in interest.

"Secretary of State": The Secretary of State of the State of Delaware.

"Seller":   Washington Mutual Bank, a federal savings association, or its successor in interest, in its capacity as seller under the Mortgage Loan Purchase Agreement.

"Sequential Group II Certificates":   The Class II-A1 Certificates, the Class II-A2 Certificates, the Class II-A3 Certificates and the Class II-A4 Certificates.

"Servicer":   Washington Mutual Bank, a federal savings association, or any successor servicer appointed as herein provided, in its capacity as Servicer hereunder.

"Servicer Event of Default": One or more of the events described in Section 7.01.

"Servicer Prepayment Charge Payment Amount":   The amounts (i) payable by the Servicer in respect of any Prepayment Charges waived other than in accordance with the standard set forth in Section 2.04(a)(viii) or (ii) collected from the Servicer in its capacity as Seller in respect of a remedy for the breach of the representation and warranty made by the Servicer in its capacity as Seller set forth in Section 2.04(a)(vii).

"Servicer Remittance Date": With respect to any Distribution Date, 3:00 p.m. New York time on the Business Day preceding the Distribution Date.

"Servicing Account":   The account or accounts created and maintained pursuant to Section 3.09.

"Servicing Advances":   All customary, reasonable and necessary "out of pocket" costs and expenses (including reasonable attorneys' fees and expenses) incurred by the Servicer in the performance of its servicing obligations in connection with a default, delinquencies or other unanticipated event or where reimbursement is otherwise permitted in accordance with any of the terms of this Agreement, including, but not limited to, the cost of (i) the preservation, restoration, inspection and protection of the Mortgaged Property, (ii) any enforcement or judicial proceedings, including foreclosures, and including any expenses incurred in relation to any such proceedings that result from the Mortgage Loan being registered in the MERS® System, (iii) the management and liquidation of the REO Property and (iv) compliance with the obligations under Sections 3.01, 3.09, 3.14, 3.16, and 3.23.

"Servicing Fee": With respect to each Mortgage Loan and for any calendar month, an amount equal to one month's interest (or in the event of any payment of interest which accompanies a Principal Prepayment in full made by the Mortgagor during such calendar month, interest for the number of days covered by such payment of interest) at the Servicing Fee Rate on the same principal amount on which interest on such Mortgage Loan accrues for such calendar month. A portion of such Servicing Fee may be retained by any Sub-Servicer as its servicing compensation.

"Servicing Fee Rate": 0.50% per annum.

"Servicing Representative": Any officer or employee of the Servicer involved in, or responsible for, the administration and servicing of Mortgage Loans, whose name and specimen signature appear on a list of servicing representatives furnished by the Servicer to the Trustee and the Depositor on the Closing Date, as such list may from time to time be amended.

"Startup Day": As defined in Section 10.01(b) hereof.

"Stated Principal Balance": With respect to any Mortgage Loan: (a) as of any date of determination up to but not including the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such Mortgage Loan would be distributed, the related Cut-off Date Principal Balance, as shown in the Mortgage Loan Schedule, minus the sum of (i) the principal portion of each Monthly Payment due on a Due Date subsequent to the Cut-off Date, to the extent received from the Mortgagor or advanced by the Servicer and distributed pursuant to Section 4.01 on or before such date of determination, (ii) all Principal Prepayments received after the Cut-off Date, to the extent distributed pursuant to Section 4.01 on or before such date of determination, (iii) all Liquidation Proceeds and Insurance Proceeds to the extent distributed pursuant to Section 4.01 on or before such date of determination, and (iv) any Realized Loss incurred with respect thereto as a result of a Deficient Valuation made during or prior to the Due Period for the most recent Distribution Date coinciding with or preceding such date of determination; and (b) as of any date of determination coinciding with or subsequent to the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such Mortgage Loan would be distributed, zero. With respect to any REO Property: (a) as of any date of determination up to but not including the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such REO Property would be distributed, an amount (not less than zero) equal to the Stated Principal Balance of the related Mortgage Loan as of the date on which such REO Property was acquired on behalf of the Trust, minus the aggregate amount of REO Principal Amortization in respect of such REO Property for all previously ended calendar months, to the extent distributed pursuant to Section 4.01 on or before such date of determination; and (b) as of any date of determination coinciding with or subsequent to the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such REO Property would be distributed, zero.

"Statutory Trust Statute": Chapter 38 of Title 12 of the Delaware Code, 12 Del. C. §3801 et seq., as the same may be amended from time to time.

"Stayed Funds": If the Servicer is the subject of a proceeding under the federal Bankruptcy Code and the making of a Remittance (as defined in Section 7.02(b)) is prohibited by Section 362 of the federal Bankruptcy Code, funds that are in the custody of the Servicer, a trustee in bankruptcy or a federal bankruptcy court and should have been the subject of such Remittance absent such prohibition.

"Stepdown Date": The earlier of (a) the later of (i) the Distribution Date in June, 2010 and (ii) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period but prior to distribution of the Principal Distribution Amount in respect of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 45.40% and (b) the Distribution Date following the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero.

"Subordinated Net WAC Rate": For any Distribution Date with respect to the Mezzanine Certificates, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average (weighted on the basis of the results of subtracting from the aggregate Stated Principal Balance of each Loan Group as of the Due Date in the month preceding the month of such Distribution Date (adjusted for principal payments distributed on a prior Distribution Date) the current aggregate Certificate Principal Balance of the related Class A Certificates) of the Net WAC Pass-Through Rate for the Group I Certificates and the Net WAC Pass-Through Rate for the Group II Certificates. For federal income tax purposes, for any Distribution Date with respect to the regular interests in REMIC 3 the ownership of which is represented by the Mezzanine Certificates, the Subordinated Net WAC Rate shall be expressed as the weighted average (adjusted for the actual number of days elapsed in the related Interest Accrual Period) of the Uncertificated REMIC 2 Pass-Through Rates on (a) REMIC 2 Regular Interest 1SUB, subject to a cap and a floor equal to the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest 1GRP and (b) REMIC 2 Regular Interest 2SUB, subject to a cap and a floor equal to the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest 2GRP, weighted on the basis of the Uncertificated Principal Balance of each such REMIC 2 Regular Interest.

"Sub-Servicer": Any Person with which the Servicer has entered into a Sub-Servicing Agreement and which meets the qualifications of a Sub-Servicer pursuant to Section 3.02.

"Sub-Servicing Account": An account or accounts established by a Sub-Servicer which meets the requirements set forth in Section 3.08 and is otherwise acceptable to the applicable Servicer.

"Sub-Servicing Agreement": The written contract between the Servicer and a Sub-Servicer relating to servicing and administration of certain Mortgage Loans as provided in Section 3.02.

"Subsequent Recoveries": The Gross Subsequent Recoveries net of amounts payable or reimbursable to the Servicer for related (i) Advances, (ii) Servicing Advances and (iii) Servicing Fees.

"Substitute Mortgage Loan": A mortgage loan substituted for a Reacquired Mortgage Loan pursuant to the terms of this Agreement or the Mortgage Loan Purchase Agreement which must, on the date of such substitution, (i) have an outstanding principal balance (or in the case of a substitution of more than one mortgage loan for a Reacquired Mortgage Loan, an aggregate principal balance), after application of all scheduled payments of principal and interest due during or prior to the month of substitution, not in excess of, and not more than 5.00% less than, the outstanding principal balance of the Reacquired Mortgage Loan as of the Due Date in the calendar month during which the substitution occurs, (ii) have a Mortgage Rate not less than (and not more than one percentage point in excess of) the Mortgage Rate of the Reacquired Mortgage Loan, (iii) if the Substitute Mortgage Loan is an Adjustable Rate Mortgage Loan, have a Maximum Mortgage Rate not greater than the Maximum Mortgage Rate on the Reacquired Mortgage Loan and have a Minimum Mortgage Rate not less than the Minimum Mortgage Rate of the Reacquired Mortgage Loan, (iv) if the Substitute Mortgage Loan is an Adjustable Rate Mortgage Loan, have a Gross Margin equal to or greater than the Gross Margin of the Reacquired Mortgage Loan, (v) if the Substitute Mortgage Loan is an Adjustable Rate Mortgage Loan, have a next Adjustment Date not more than two months later than the next Adjustment

Date on the Reacquired Mortgage Loan, (vi) have a remaining term to maturity not greater than one year later and not more than two years less than the remaining term to maturity of the Reacquired Mortgage Loan, provided, that the cumulative effect of all substitutions shall not cause the weighted average life (at the pricing speed) of any class of Certificates to increase by more than the lesser of (x) five years or (y) 50% of its original weighted average life (at the pricing speed), (vii) have the same Due Date of the Reacquired Mortgage Loan, (viii) be current (with no contractual delinquencies outstanding) as of the date of substitution, (ix) the weighted average current Loan-to-Value Ratio of the Substitute Mortgage Loans shall be equal to or less than the weighted average current Loan-to-Value Ratio of the Reacquired Mortgage Loans, provided, that no Substitute Mortgage Loan shall have a current Loan-to-Value Ratio greater than 100%, (x) have a risk grading determined by the Seller at least equal to the risk grading assigned on the Reacquired Mortgage Loan, (xi) have been underwritten or reunderwritten by the Seller in accordance with the same or, as determined by the Seller, more favorable, underwriting guidelines as the Reacquired Mortgage Loan, (xii) with respect to Substitute Mortgage Loans substituted for Reacquired Mortgage Loans that are Group I Mortgage Loans, have had an original Principal Balance that conformed to Fannie Mae and Freddie Mac loan limits as of the date of its origination, (xiii) be secured by the same property type as the Reacquired Mortgage Loan, (xiv) have a lien priority equal to or superior to that of the Reacquired Mortgage Loan, (xv) be covered by the PMI Policy if the Reacquired Mortgage Loan was covered by the PMI Policy, and (xvi) conform to each representation and warranty set forth in Section 6 of the Mortgage Loan Purchase Agreement applicable to the Reacquired Mortgage Loan. In the event that one or more mortgage loans are substituted for one or more Reacquired Mortgage Loans, the amounts described in clause (i) hereof shall be determined on the basis of aggregate principal balances (applied separately for the Group I Mortgage Loans and Group II Mortgage Loans), the Mortgage Rates described in clauses (ii) through (v) hereof shall be satisfied for each such mortgage loan, the risk gradings described in clause (x) hereof shall be satisfied as to each such mortgage loan, the terms described in clause (vi) hereof shall be determined on the basis of weighted average remaining term to maturity (provided that no such mortgage loan may have a remaining term to maturity longer than the Reacquired Mortgage Loan) and, except to the extent otherwise provided in this sentence, the representations and warranties described in clause (xvi) hereof must be satisfied as to each Substitute Mortgage Loan or in the aggregate, as the case may be.

"Substitution Price": As defined in Section 2.03(d) hereof.

"Supplemental Final Maturity Reserve Amount": With respect to any Distribution Date (a) prior to the Distribution Date in May 2027, zero, (b) on and after the Distribution Date in May 2027 up to and including the Final Maturity Reserve Funding Date, the lesser of (i) the amount of the Net Monthly Excess Cashflow for such Distribution Date remaining after the distribution pursuant to Section 4.01(d)(i)(Z) and (ii) the excess of (A) the Stated Principal Balance of the Mortgage Loans having 40-year original terms to maturity (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over (B) the sum of (1) amounts on deposit in the Final Maturity Reserve Account (after giving effect to all distributions on such Distribution Date other than distributions from the Final Maturity Reserve Account) and (2) the Overcollateralized Amount with respect to such Distribution Date and (c) after the Final Maturity Reserve Funding Date, zero.

"Supplemental Interest Account": As defined in Section 4.09(a) hereof.

"Supplemental Interest Trust": As defined in Section 4.09(a) hereof.

"Supplemental Interest Trust Trustee": Citibank, N.A., not in its individual capacity but solely in its capacity as a trustee of the Supplemental Interest Trust, and any successor thereto.

"Swap Agreement": The interest rate swap agreement, dated as of May 10, 2007, between the Supplemental Interest Trust Trustee and the Swap Counterparty, including any schedule, confirmations, credit support annex or other credit support document relating thereto, and attached hereto as Exhibit B.

"Swap Counterparty": Barclays Bank PLC or any successor in interest thereto in accordance with the Swap Agreement.

"Swap Credit Support Annex": The credit support annex related to the Swap Agreement.

"Swap Default": The effective designation of an Early Termination Date in respect of the Swap Agreement following the occurrence of a Swap Event of Default, a Termination Event with respect to the Swap Agreement or an Additional Termination Event with respect to the Swap Agreement.

"Swap Event of Default": An "Event of Default" as such term is defined in the Swap Agreement.

"Swap LIBOR": A per annum rate equal to the floating rate payable by the Swap Counterparty under the Swap Agreement.

"Swap Notional Amount": With respect to any Distribution Date is the amount set forth on Schedule II attached hereto with respect to such Distribution Date.

"Swap Payment": With respect to each Distribution Date, an amount equal to the product of (a) 5.030%, (b) the Swap Notional Amount and (c) a fraction, the numerator of which is 30 and the denominator of which 360.

"Swap Rate": With respect to any Distribution Date, the rate payable by the Trust as specified in the Swap Agreement.

"Swap Termination Payment": Upon the designation of an "Early Termination Date" as defined in the Swap Agreement, the payment to be made by the Supplemental Interest Trust Trustee to the Swap Counterparty, or by the Swap Counterparty to the Supplemental Interest Trust Trustee, as applicable, pursuant to the terms of the Swap Agreement.

"Tax Returns": The federal income tax return on Internal Revenue Service Form 1066, U.S. Real Estate Mortgage Investment Conduit (REMIC) Income Tax Return, including Schedule Q thereto, Quarterly Notice to Residual Interest Holder of the REMIC Taxable Income or Net Loss Allocation, or any successor forms, to be filed by the Trustee on behalf of each REMIC, together with any and all other information reports or returns that may be required to be furnished to the Certificateholders or filed with the Internal Revenue Service or any other governmental taxing authority under any applicable provisions of federal, state or local tax laws.

"Termination Event": As defined in the Swap Agreement.

"Termination Price": As defined in Section 9.01(a) hereof.

"Terminator": As defined in Section 9.01.

"Transfer": Any direct or indirect transfer, sale, pledge, hypothecation, or other form of assignment of any Ownership Interest in a Certificate.

"Transferee": Any Person who is acquiring by Transfer any Ownership Interest in a Certificate.

"Transferor": Any Person who is disposing by Transfer of any Ownership Interest in a Certificate.

"Trigger Event": A Trigger Event has occurred with respect to a Distribution Date if either a Cumulative Loss Trigger Event or a Delinquency Trigger Event has occurred with respect to such Distribution Date.

"Trust": WaMu Asset Backed Certificates WaMu Series 2007-HE3 Trust, a Delaware statutory trust, created pursuant to the Original Trust Agreement.

"Trust Fund": All of the assets of the Trust, which is divided into separate pools of assets consisting of REMIC 1, REMIC 2, REMIC 3, REMIC CX, REMIC PX, REMIC SwapX, the Reserve Fund, the Supplemental Interest Trust, the Final Maturity Reserve Trust, the Interest Coverage Account and any Servicer Prepayment Charge Payment Amounts and the Trust's rights under the Swap Agreement.

"Trust REMIC": Any of REMIC 1, REMIC 2, REMIC 3, REMIC CX, REMIC PX and/or REMIC SwapX.

"Trustee": Citibank, N.A., a national banking association, or its successor in interest, or any successor trustee appointed as herein provided.

"Trustee Fee": With respect to each Distribution Date, one-twelfth of the Trustee Fee Rate multiplied by the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

"Trustee Fee Rate": 0.00% per annum.

"Uncertificated Accrued Interest": With respect to each REMIC Regular Interest on each Distribution Date, an amount equal to one month's interest at the related Uncertificated Pass-Through Rate on the Uncertificated Principal Balance or Uncertificated Notional Amount of such REMIC Regular Interest. In each case, Uncertificated Accrued Interest will be reduced by any Net Prepayment Interest Shortfalls and Relief Act Interest Shortfalls allocated to such REMIC Regular Interests pursuant to Section 1.03.

"Uncertificated Pass-Through Rate": The Uncertificated REMIC 1 Pass-Through Rate, the Uncertificated REMIC 2 Pass-Through Rate and the Uncertificated REMIC 3 Pass-Through Rate.

"Uncertificated Notional Amount": With respect to REMIC 2 Regular Interest Swap IO and each Distribution Date listed below, the aggregate Uncertificated Principal Balance of the REMIC 1 Regular Interests ending with the designation "A" listed below:

Distribution Date	REMIC I Regular Interests
1 and 2	I-1-A through I-59-A and II-1-A through II-59-A
3	I-2-A through I-59-A and II-2-A through II-59-A
4	I-3-A through I-59-A and II-3-A through II-59-A
5	I-4-A through I-59-A and II-4-A through II-59-A
6	I-5-A through I-59-A and II-5-A through II-59-A
7	I-6-A through I-59-A and II-6-A through II-59-A
8	I-7-A through I-59-A and II-7-A through II-59-A
9	I-8-A through I-59-A and II-8-A through II-59-A
10	I-9-A through I-59-A and II-9-A through II-59-A
11	I-10-A through I-59-A and II-10-A through II-59-A
12	I-11-A through I-59-A and II-11-A through II-59-A
13	I-12-A through I-59-A and II-12-A through II-59-A
14	I-13-A through I-59-A and II-13-A through II-59-A
15	I-14-A through I-59-A and II-14-A through II-59-A
16	I-15-A through I-59-A and II-15-A through II-59-A
17	I-16-A through I-59-A and II-16-A through II-59-A
18	I-17-A through I-59-A and II-17-A through II-59-A
19	I-18-A through I-59-A and II-18-A through II-59-A
20	I-19-A through I-59-A and II-19-A through II-59-A
21	I-20-A through I-59-A and II-20-A through II-59-A
22	I-21-A through I-59-A and II-21-A through II-59-A
23	I-22-A through I-59-A and II-22-A through II-59-A
24	I-23-A through I-59-A and II-23-A through II-59-A
25	I-24-A through I-59-A and II-24-A through II-59-A
26	I-25-A through I-59-A and II-25-A through II-59-A
27	I-26-A through I-59-A and II-26-A through II-59-A
28	I-27-A through I-59-A and II-27-A through II-59-A
29	I-28-A through I-59-A and II-28-A through II-59-A
30	I-29-A through I-59-A and II-29-A through II-59-A
31	I-30-A through I-59-A and II-30-A through II-59-A
32	I-31-A through I-59-A and II-31-A through II-59-A
33	I-32-A through I-59-A and II-32-A through II-59-A
34	I-33-A through I-59-A and II-33-A through II-59-A
35	I-34-A through I-59-A and II-34-A through II-59-A
36	I-35-A through I-59-A and II-35-A through II-59-A
37	I-36-A through I-59-A and II-36-A through II-59-A
38	I-37-A through I-59-A and II-37-A through II-59-A
39	I-38-A through I-59-A and II-38-A through II-59-A
40	I-39-A through I-59-A and II-39-A through II-59-A
41	I-40-A through I-59-A and II-40-A through II-59-A
42	I-41-A through I-59-A and II-41-A through II-59-A
43	I-42-A through I-59-A and II-42-A through II-59-A
44	I-43-A through I-59-A and II-43-A through II-59-A
45	I-44-A through I-59-A and II-44-A through II-59-A
46	I-45-A through I-59-A and II-45-A through II-59-A
47	I-46-A through I-59-A and II-46-A through II-59-A
48	I-47-A through I-59-A and II-47-A through II-59-A
49	I-48-A through I-59-A and II-48-A through II-59-A
50	I-49-A through I-59-A and II-49-A through II-59-A
51	I-50-A through I-59-A and II-50-A through II-59-A
52	I-51-A through I-59-A and II-51-A through II-59-A
53	I-52-A through I-59-A and II-52-A through II-59-A

Distribution Date	REMIC I Regular Interests
54	I-53-A through I-59-A and II-53-A through II-59-A
55	I-54-A through I-59-A and II-54-A through II-59-A
56	I-55-A through I-59-A and II-59-A through II-59-A
57	I-56-A through I-59-A and II-56-A through II-59-A
58	I-57-A through I-59-A and II-57-A through II-59-A
59	I-58-A through I-59-A and II-58-A through II-59-A
60	I-59-A and II-59-A
thereafter	$0.00

"Uncertificated Principal Balance": With respect to each REMIC Regular Interest, the principal amount of such REMIC Regular Interest outstanding as of any date of determination. As of the Closing Date, the Uncertificated Principal Balance of each REMIC Regular Interest shall equal the amount set forth in the Preliminary Statement hereto as its initial Uncertificated Principal Balance. On each Distribution Date, the Uncertificated Principal Balance of each REMIC Regular Interest shall be reduced by all distributions of principal made on such REMIC Regular Interest on such Distribution Date pursuant to Section 4.05 and, if and to the extent necessary and appropriate, shall be further reduced on such Distribution Date by Realized Losses and increased by Subsequent Recoveries as provided in Section 4.06, and the Uncertificated Principal Balance of REMIC 2 Regular Interest ZZ shall be increased by interest deferrals as provided in Section 4.05. The Uncertificated Principal Balance of each REMIC Regular Interest that has an Uncertificated Principal Balance shall never be less than zero. Notwithstanding the foregoing, the Uncertificated Principal Balance of (i) the Class C Interest shall always be equal to (i) the excess, if any, of (A) the then aggregate Uncertificated Principal Balances of the REMIC 2 Regular Interests over (B) the sum of the Certificate Principal Balance of the Class A Certificates, the Mezzanine Certificates and the Class P Interest minus (ii) the amount, if any, paid to the Class A Certificates on the first Distribution Date as Extra Principal Distribution Amount.

"Uncertificated REMIC 1 Pass-Through Rate": With respect to REMIC 1 Regular Interest IX and REMIC 1 Regular Interest P, a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans. With respect to each REMIC 1 Group I Regular Interest ending with the designation "A", a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans multiplied by 2, subject to a maximum rate of two times the Swap Rate. With respect to each REMIC 1 Group I Regular Interest ending with the designation "B", the greater of (x) a per annum rate equal to the excess, if any, of (i) 2 multiplied by the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans over (ii) two times the Swap Rate and (y) 0.00%. With respect to REMIC 1 Regular Interest IIX, a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans. With respect to each REMIC 1 Group II Regular Interest ending with the designation "A", a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans multiplied by 2, subject to a maximum rate of two times the Swap Rate. With respect to each REMIC 1 Group II Regular Interest ending with the designation "B", the greater of (x) a per annum rate equal to the excess, if any, of (i) 2 multiplied by the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans over (ii) two times the Swap Rate and (y) 0.00%.

"Uncertificated REMIC 2 Pass-Through Rate": With respect to REMIC 2 Regular Interests AA, A-IA, A-IIA1, A-IIA2, A-IIA3, A-IIA4, A-IIA5, M1, M2, M3, M4, M5, M6, M7, M8, M9, ZZ, 1SUB, 2SUB and XX, a per annum rate (but not less than zero) equal to the weighted average of: (w) with respect to REMIC 1 Regular Interests IX and IIX, the Uncertificated REMIC 1 Pass-Through Rate for each such REMIC 1 Regular Interest for each such Distribution Date minus the REMIC FM Rate, (x) with respect to each REMIC 1 Regular Interest ending with the designation "B", the weighted average of the Uncertificated REMIC 1 Pass-Through Rates for such REMIC 1 Regular Interests minus the REMIC FM Rate, (y) with respect to REMIC 1 Regular Interests ending with the designation "A", for each Distribution Date listed below, the weighted average of the rates listed below for each such REMIC I Regular Interest listed below, weighted on the basis of the Uncertificated Principal Balance of each such REMIC I Regular Interest for each such Distribution Date:

Distribution Date	REMIC 1 Regular Interest	Rate
1	I-1-A through I-59-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-59-A	Uncertificated REMIC 1 Pass-Through Rate
2	I-1-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
3	I-2-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-2-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate Uncertificated REMIC 1 Pass-Through Rate
	I-1-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A	Uncertificated REMIC 1 Pass-Through Rate
4	I-3-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-3-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A and I-2-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A and II-2-A	Uncertificated REMIC 1 Pass-Through Rate
5	I-4-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-4-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-3-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-3-A	Uncertificated REMIC 1 Pass-Through Rate
6	I-5-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-5-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-4-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-4-A	Uncertificated REMIC 1 Pass-Through Rate
7	I-6-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-6-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-5-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-5-A	Uncertificated REMIC 1 Pass-Through Rate
8	I-7-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-7-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-6-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-6-A	Uncertificated REMIC 1 Pass-Through Rate
9	I-8-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-8-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-7-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-7-A	Uncertificated REMIC 1 Pass-Through Rate
10	I-9-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-9-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate

Distribution Date	REMIC 1 Regular Interest	Rate
11	I-1-A through I-8-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-8-A	Uncertificated REMIC 1 Pass-Through Rate
	I-10-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-10-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
12	I-1-A through I-9-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-9-A	Uncertificated REMIC 1 Pass-Through Rate
	I-11-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-11-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
13	I-1-A through I-10-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-10-A	Uncertificated REMIC 1 Pass-Through Rate
	I-12-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-12-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
14	I-1-A through I-11-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-11-A	Uncertificated REMIC 1 Pass-Through Rate
	I-13-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-13-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
15	I-1-A through I-12-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-12-A	Uncertificated REMIC 1 Pass-Through Rate
	I-14-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-14-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
16	I-1-A through I-13-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-13-A	Uncertificated REMIC 1 Pass-Through Rate
	I-15-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-15-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
17	I-1-A through I-14-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-14-A	Uncertificated REMIC 1 Pass-Through Rate
	I-16-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-16-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
18	I-1-A through I-15-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-15-A	Uncertificated REMIC 1 Pass-Through Rate
	I-17-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-17-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
19	I-1-A through I-16-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-16-A	Uncertificated REMIC 1 Pass-Through Rate
	I-18-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-18-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
20	I-1-A through I-17-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-17-A	Uncertificated REMIC 1 Pass-Through Rate
	I-19-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-19-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
21	I-1-A through I-18-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-18-A	Uncertificated REMIC 1 Pass-Through Rate
	I-20-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-20-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
22	I-1-A through I-19-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-19-A	Uncertificated REMIC 1 Pass-Through Rate
	I-21-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-21-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a

Distribution Date	REMIC 1 Regular Interest	Rate
		maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-20-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-20-A	Uncertificated REMIC 1 Pass-Through Rate
23	I-22-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-22-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-21-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-21-A	Uncertificated REMIC 1 Pass-Through Rate
24	I-23-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-23-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-22-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-22-A	Uncertificated REMIC 1 Pass-Through Rate
25	I-24-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-24-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-23-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-23-A	Uncertificated REMIC 1 Pass-Through Rate
26	I-25-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-25-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-24-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-24-A	Uncertificated REMIC 1 Pass-Through Rate
27	I-26-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-26-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-25-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-25-A	Uncertificated REMIC 1 Pass-Through Rate
28	I-27-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-27-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-26-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-26-A	Uncertificated REMIC 1 Pass-Through Rate
29	I-28-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-28-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-27-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-27-A	Uncertificated REMIC 1 Pass-Through Rate
30	I-29-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-29-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-28-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-28-A	Uncertificated REMIC 1 Pass-Through Rate
31	I-30-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-30-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-29-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-29-A	Uncertificated REMIC 1 Pass-Through Rate
32	I-31-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-31-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-30-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-30-A	Uncertificated REMIC 1 Pass-Through Rate
33	I-32-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-32-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-31-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-31-A	Uncertificated REMIC 1 Pass-Through Rate
34	I-33-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate

Distribution Date	REMIC 1 Regular Interest	Rate
	II-33-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-32-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-32-A	Uncertificated REMIC 1 Pass-Through Rate
35	I-34-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-34-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-33-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-33-A	Uncertificated REMIC 1 Pass-Through Rate
36	I-35-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-35-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-34-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-34-A	Uncertificated REMIC 1 Pass-Through Rate
37	I-36-A and I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-36-A and II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-35-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-35-A	Uncertificated REMIC 1 Pass-Through Rate
38	I-37-A and I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-37-A and II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-36-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-36-A	Uncertificated REMIC 1 Pass-Through Rate
39	I-38-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-38-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-37-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-37-A	Uncertificated REMIC 1 Pass-Through Rate
40	I-39-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-39-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-38-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-38-A	Uncertificated REMIC 1 Pass-Through Rate
41	I-40-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-40-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-39-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-39-A	Uncertificated REMIC 1 Pass-Through Rate
42	I-41-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-41-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-40-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-40-A	Uncertificated REMIC 1 Pass-Through Rate
43	I-42-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-42-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-41-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-41-A	Uncertificated REMIC 1 Pass-Through Rate
44	I-43-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-43-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-42-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-42-A	Uncertificated REMIC 1 Pass-Through Rate
45	I-44-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-44-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-43-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-43-A	Uncertificated REMIC 1 Pass-Through Rate
46	I-45-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a

Distribution Date	REMIC 1 Regular Interest	Rate
		maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-45-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-44-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-44-A	Uncertificated REMIC 1 Pass-Through Rate
47	I-46-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-46-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-45-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-45-A	Uncertificated REMIC 1 Pass-Through Rate
48	I-47-A and I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-47-A and II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-46-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-46-A	Uncertificated REMIC 1 Pass-Through Rate
49	I-48-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-48-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-47-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-47-A	Uncertificated REMIC 1 Pass-Through Rate
50	I-49-A and I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-49-A and II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-48-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-48-A	Uncertificated REMIC 1 Pass-Through Rate
51	I-50-A and I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-50-A and II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-49-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-49-A	Uncertificated REMIC 1 Pass-Through Rate
52	I-51-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-15-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-50-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-50-A	Uncertificated REMIC 1 Pass-Through Rate
53	I-52-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-52-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-51-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-51-A	Uncertificated REMIC 1 Pass-Through Rate
54	I-53-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-53-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-52-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-52-A	Uncertificated REMIC 1 Pass-Through Rate
55	I-54-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-54-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-53-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-53-A	Uncertificated REMIC 1 Pass-Through Rate
56	I-55-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-55-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-54-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-54-A	Uncertificated REMIC 1 Pass-Through Rate
57	I-56-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-56-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-55-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-55-A	Uncertificated REMIC 1 Pass-Through Rate

Distribution Date	REMIC 1 Regular Interest	Rate
58	I-57-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-57-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-56-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-56-A	Uncertificated REMIC 1 Pass-Through Rate
59	I-58-A and I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-58-A and II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-57-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-57-A	Uncertificated REMIC 1 Pass-Through Rate
60	I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-58-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-58-A	Uncertificated REMIC 1 Pass-Through Rate
thereafter	I-1-A through I-59-A	Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-59-A	Uncertificated REMIC 1 Pass-Through Rate

With respect to REMIC 2 Regular Interest 1GRP, a per annum rate (but not less than zero) equal to the weighted average of: (w) with respect to REMIC 1 Regular Interest IX, the Uncertificated REMIC 1 Pass-Through Rate for such REMIC 1 Regular Interest for each Distribution Date minus the REMIC FM Rate, (x) with respect to REMIC 1 Group I Regular Interests ending with the designation "B", the weighted average of the Uncertificated REMIC 1 Pass-Through Rates for such REMIC 1 Regular Interests minus the REMIC FM Rate and (y) with respect to REMIC 1 Group I Regular Interests ending with the designation "A", for each Distribution Date listed below, the weighted average of the rates listed below for such REMIC I Regular Interests listed below, weighted on the basis of the Uncertificated Principal Balance of each such REMIC I Regular Interest for each such Distribution Date:

Distribution Date	REMIC 1 Regular Interest	Rate
1	I-1-A through I-59-A	Uncertificated REMIC 1 Pass-Through Rate
2	I-1-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
3	I-2-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A	Uncertificated REMIC 1 Pass-Through Rate
4	I-3-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A and I-2-A	Uncertificated REMIC 1 Pass-Through Rate
5	I-4-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-3-A	Uncertificated REMIC 1 Pass-Through Rate
6	I-5-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-4-A	Uncertificated REMIC 1 Pass-Through Rate
7	I-6-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-5-A	Uncertificated REMIC 1 Pass-Through Rate
8	I-7-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-6-A	Uncertificated REMIC 1 Pass-Through Rate
9	I-8-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-7-A	Uncertificated REMIC 1 Pass-Through Rate
10	I-9-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-8-A	Uncertificated REMIC 1 Pass-Through Rate

Distribution Date	REMIC 1 Regular Interest	Rate
11	I-10-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-9-A	Uncertificated REMIC 1 Pass-Through Rate
12	I-11-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-10-A	Uncertificated REMIC 1 Pass-Through Rate
13	I-12-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-11-A	Uncertificated REMIC 1 Pass-Through Rate
14	I-13-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-12-A	Uncertificated REMIC 1 Pass-Through Rate
15	I-14-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-13-A	Uncertificated REMIC 1 Pass-Through Rate
16	I-15-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-14-A	Uncertificated REMIC 1 Pass-Through Rate
17	I-16-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-15-A	Uncertificated REMIC 1 Pass-Through Rate
18	I-17-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-16-A	Uncertificated REMIC 1 Pass-Through Rate
19	I-18-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-17-A	Uncertificated REMIC 1 Pass-Through Rate
20	I-19-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-18-A	Uncertificated REMIC 1 Pass-Through Rate
21	I-20-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-19-A	Uncertificated REMIC 1 Pass-Through Rate
22	I-21-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-20-A	Uncertificated REMIC 1 Pass-Through Rate
23	I-22-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-21-A	Uncertificated REMIC 1 Pass-Through Rate
24	I-23-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-22-A	Uncertificated REMIC 1 Pass-Through Rate
25	I-24-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-23-A	Uncertificated REMIC 1 Pass-Through Rate
26	I-25-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-24-A	Uncertificated REMIC 1 Pass-Through Rate
27	I-26-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-25-A	Uncertificated REMIC 1 Pass-Through Rate
28	I-27-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-26-A	Uncertificated REMIC 1 Pass-Through Rate
29	I-28-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-27-A	Uncertificated REMIC 1 Pass-Through Rate
30	I-29-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-28-A	Uncertificated REMIC 1 Pass-Through Rate
31	I-30-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-29-A	Uncertificated REMIC 1 Pass-Through Rate
32	I-31-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-30-A	Uncertificated REMIC 1 Pass-Through Rate
33	I-32-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-31-A	Uncertificated REMIC 1 Pass-Through Rate
34	I-33-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate

Distribution Date	REMIC 1 Regular Interest	Rate
35	I-1-A through I-32-A	Uncertificated REMIC 1 Pass-Through Rate
	I-34-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
36	I-1-A through I-33-A	Uncertificated REMIC 1 Pass-Through Rate
	I-35-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
37	I-1-A through I-34-A	Uncertificated REMIC 1 Pass-Through Rate
	I-36-A and I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
38	I-1-A through I-35-A	Uncertificated REMIC 1 Pass-Through Rate
	I-37-A and I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
39	I-1-A through I-36-A	Uncertificated REMIC 1 Pass-Through Rate
	I-38-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
40	I-1-A through I-37-A	Uncertificated REMIC 1 Pass-Through Rate
	I-39-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
41	I-1-A through I-38-A	Uncertificated REMIC 1 Pass-Through Rate
	I-40-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
42	I-1-A through I-39-A	Uncertificated REMIC 1 Pass-Through Rate
	I-41-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
43	I-1-A through I-40-A	Uncertificated REMIC 1 Pass-Through Rate
	I-42-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
44	I-1-A through I-41-A	Uncertificated REMIC 1 Pass-Through Rate
	I-43-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
45	I-1-A through I-42-A	Uncertificated REMIC 1 Pass-Through Rate
	I-44-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
46	I-1-A through I-43-A	Uncertificated REMIC 1 Pass-Through Rate
	I-45-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
47	I-1-A through I-44-A	Uncertificated REMIC 1 Pass-Through Rate
	I-46-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
48	I-1-A through I-45-A	Uncertificated REMIC 1 Pass-Through Rate
	I-47-A and I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
49	I-1-A through I-46-A	Uncertificated REMIC 1 Pass-Through Rate
	I-48-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
50	I-1-A through I-47-A	Uncertificated REMIC 1 Pass-Through Rate
	I-49-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
51	I-1-A through I-48-A	Uncertificated REMIC 1 Pass-Through Rate
	I-50-A and I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
52	I-1-A through I-49-A	Uncertificated REMIC 1 Pass-Through Rate
	I-51-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
53	I-1-A through I-50-A	Uncertificated REMIC 1 Pass-Through Rate
	I-52-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
54	I-1-A through I-51-A	Uncertificated REMIC 1 Pass-Through Rate
	I-53-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
55	I-1-A through I-52-A	Uncertificated REMIC 1 Pass-Through Rate
	I-54-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
56	I-1-A through I-53-A	Uncertificated REMIC 1 Pass-Through Rate
	I-55-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
57	I-1-A through I-54-A	Uncertificated REMIC 1 Pass-Through Rate
	I-56-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
58	I-1-A through I-55-A	Uncertificated REMIC 1 Pass-Through Rate
	I-57-A through I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a

Distribution Date	REMIC 1 Regular Interest	Rate
		maximum rate of Uncertificated REMIC 1 Pass-Through Rate
59	I-1-A through I-56-A	Uncertificated REMIC 1 Pass-Through Rate
	I-58-A and I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-57-A	Uncertificated REMIC 1 Pass-Through Rate
60	I-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	I-1-A through I-58-A	Uncertificated REMIC 1 Pass-Through Rate
thereafter	I-1-A through I-59-A	Uncertificated REMIC 1 Pass-Through Rate

With respect to REMIC 2 Regular Interest 2GRP, a per annum rate (but not less than zero) equal to the weighted average of: (w) with respect to REMIC 1 Regular Interest IIX, the Uncertificated REMIC 1 Pass-Through Rate for such REMIC 1 Regular Interest for each Distribution Date minus the REMIC FM Rate, (x) with respect to REMIC 1 Group II Regular Interests ending with the designation "B", the weighted average of the Uncertificated REMIC 1 Pass-Through Rates for such REMIC 1 Regular Interests minus the REMIC FM Rate and (y) with respect to REMIC 1 Group II Regular Interests ending with the designation "A", for each Distribution Date listed below, the weighted average of the rates listed below for such REMIC I Regular Interests listed below, weighted on the basis of the Uncertificated Principal Balance of each such REMIC I Regular Interest for each such Distribution Date:

Distribution Date	REMIC 1 Regular Interest	Rate
1	II-1-A through II-59-A	Uncertificated REMIC 1 Pass-Through Rate
2	II-1-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
3	II-2-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A	Uncertificated REMIC 1 Pass-Through Rate
4	II-3-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A and II-2-A	Uncertificated REMIC 1 Pass-Through Rate
5	II-4-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-3-A	Uncertificated REMIC 1 Pass-Through Rate
6	II-5-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-4-A	Uncertificated REMIC 1 Pass-Through Rate
7	II-6-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-5-A	Uncertificated REMIC 1 Pass-Through Rate
8	II-7-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-6-A	Uncertificated REMIC 1 Pass-Through Rate
9	II-8-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-7-A	Uncertificated REMIC 1 Pass-Through Rate
10	II-9-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-8-A	Uncertificated REMIC 1 Pass-Through Rate
11	II-10-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-9-A	Uncertificated REMIC 1 Pass-Through Rate
12	II-11-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-10-A	Uncertificated REMIC 1 Pass-Through Rate
13	II-12-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-11-A	Uncertificated REMIC 1 Pass-Through Rate
14	II-13-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate

Distribution Date	REMIC 1 Regular Interest	Rate
	II-1-A through II-12-A	Uncertificated REMIC 1 Pass-Through Rate
15	II-14-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-13-A	Uncertificated REMIC 1 Pass-Through Rate
16	II-15-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-14-A	Uncertificated REMIC 1 Pass-Through Rate
17	II-16-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-15-A	Uncertificated REMIC 1 Pass-Through Rate
18	II-17-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-16-A	Uncertificated REMIC 1 Pass-Through Rate
19	II-18-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-17-A	Uncertificated REMIC 1 Pass-Through Rate
20	II-19-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-18-A	Uncertificated REMIC 1 Pass-Through Rate
21	II-20-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-19-A	Uncertificated REMIC 1 Pass-Through Rate
22	II-21-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-20-A	Uncertificated REMIC 1 Pass-Through Rate
23	II-22-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-21-A	Uncertificated REMIC 1 Pass-Through Rate
24	II-23-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-22-A	Uncertificated REMIC 1 Pass-Through Rate
25	II-24-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-23-A	Uncertificated REMIC 1 Pass-Through Rate
26	II-25-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-24-A	Uncertificated REMIC 1 Pass-Through Rate
27	II-26-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-25-A	Uncertificated REMIC 1 Pass-Through Rate
28	II-27-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-26-A	Uncertificated REMIC 1 Pass-Through Rate
29	II-28-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-27-A	Uncertificated REMIC 1 Pass-Through Rate
30	II-29-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-28-A	Uncertificated REMIC 1 Pass-Through Rate
31	II-30-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-29-A	Uncertificated REMIC 1 Pass-Through Rate
32	II-31-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-30-A	Uncertificated REMIC 1 Pass-Through Rate
33	II-32-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-31-A	Uncertificated REMIC 1 Pass-Through Rate
34	II-33-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-32-A	Uncertificated REMIC 1 Pass-Through Rate
35	II-34-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-33-A	Uncertificated REMIC 1 Pass-Through Rate
36	II-35-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-34-A	Uncertificated REMIC 1 Pass-Through Rate
37	II-36-A and II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-35-A	Uncertificated REMIC 1 Pass-Through Rate
38	II-37-A and II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a

Distribution Date	REMIC 1 Regular Interest	Rate
		maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-36-A	Uncertificated REMIC 1 Pass-Through Rate
39	II-38-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-37-A	Uncertificated REMIC 1 Pass-Through Rate
40	II-39-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-38-A	Uncertificated REMIC 1 Pass-Through Rate
41	II-40-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-39-A	Uncertificated REMIC 1 Pass-Through Rate
42	II-41-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-40-A	Uncertificated REMIC 1 Pass-Through Rate
43	II-42-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-41-A	Uncertificated REMIC 1 Pass-Through Rate
44	II-43-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-42-A	Uncertificated REMIC 1 Pass-Through Rate
45	II-44-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-43-A	Uncertificated REMIC 1 Pass-Through Rate
46	II-45-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-44-A	Uncertificated REMIC 1 Pass-Through Rate
47	II-46-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-45-A	Uncertificated REMIC 1 Pass-Through Rate
48	II-47-A and II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-46-A	Uncertificated REMIC 1 Pass-Through Rate
49	II-48-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-47-A	Uncertificated REMIC 1 Pass-Through Rate
50	II-49-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-48-A	Uncertificated REMIC 1 Pass-Through Rate
51	II-50-A and II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-49-A	Uncertificated REMIC 1 Pass-Through Rate
52	II-51-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-50-A	Uncertificated REMIC 1 Pass-Through Rate
53	II-52-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-51-A	Uncertificated REMIC 1 Pass-Through Rate
54	II-53-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-52-A	Uncertificated REMIC 1 Pass-Through Rate
55	II-54-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-53-A	Uncertificated REMIC 1 Pass-Through Rate
56	II-55-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-54-A	Uncertificated REMIC 1 Pass-Through Rate
57	II-56-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-55-A	Uncertificated REMIC 1 Pass-Through Rate
58	II-57-A through II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-56-A	Uncertificated REMIC 1 Pass-Through Rate
59	II-58-A and II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-57-A	Uncertificated REMIC 1 Pass-Through Rate
60	II-59-A	2 multiplied by Swap LIBOR minus the REMIC FM Rate, subject to a maximum rate of Uncertificated REMIC 1 Pass-Through Rate
	II-1-A through II-58-A	Uncertificated REMIC 1 Pass-Through Rate
thereafter	II-1-A through II-59-A	Uncertificated REMIC 1 Pass-Through Rate

With respect to REMIC 2 Regular Interest Swap-IO, and (i) the second Distribution Date through the 60th Distribution Date, the excess of (x) the weighted average of the Uncertificated REMIC 1 Pass-Through Rates for REMIC 1 Regular Interests including the designation "A", over (y) 2 multiplied by Swap LIBOR and (ii) thereafter, 0.00%.

With respect to any Distribution Date and REMIC 2 Regular Interest FMR IO, the REMIC FM Rate. For federal income tax purposes, REMIC 2 Regular Interest FMR IO will be entitled to a percentage of the interest payable on each REMIC 1 Regular Interest, with the percentage equal to (i) on each Distribution Date starting with the Distribution Date in June 2007 through the Distribution Date in June 2017, the excess of the REMIC 1 Uncertificated Pass-Through Rate of such Regular Interest over the REMIC 1 Uncertificated Pass-Through Rate of such Regular Interest, (ii) on each Distribution Date starting with the Distribution Date in June 2017 through the Distribution Date in May 2027, the excess of the REMIC 1 Uncertificated Pass-Through Rate of such Regular Interest over the difference between the REMIC 1 Uncertificated Pass-Through Rate of such Regular Interest and the Final Maturity Reserve Rate, and (iii) 0.00% thereafter.

"Undercollateralized Amount": With respect to any Distribution Date, the amount, if any, by which (i) the sum of the aggregate Certificate Principal Balances of the Class A Certificates and the Mezzanine Certificates and the Uncertificated Principal Balance of the Class P Interest as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date) exceeds (ii) the aggregate Stated Principal Balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

"Uninsured Cause": Any cause of damage to a Mortgaged Property such that the complete restoration of such property is not fully reimbursable by the hazard insurance policies required to be maintained pursuant to Section 3.14.

"United States Person" or "U.S. Person": (i) A citizen or resident of the United States; (ii) a corporation, partnership or other entity classified as a corporation or partnership for United States federal income tax purposes created or organized in, or under the laws of, the United States or any political subdivision thereof (except, in the case of a partnership or entity treated as a partnership, to the extent provided in regulations) provided that, solely for purposes of the restrictions on the transfer of the Residual Certificates, no partnership or other entity treated as a partnership shall be treated as a United States Person unless all persons that own an interest in such partnership or other entity, either directly or through any entity that is not a corporation for United States federal income tax purposes, are required by the applicable operative agreement to be United States Persons; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States Persons have the authority to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996, was treated as a United States Person on August 19, 1996, and made a valid election to continue to be treated as a United States Person. The term "United States" shall have the meaning set forth in Section 7701 of the Code or successor provisions.

"Unpaid Interest Shortfall Amount": With respect to the Class A Certificates and the Mezzanine Certificates and (i) the first Distribution Date, zero, and (ii) any Distribution Date

after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such Class of Certificates for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such Class of Certificates for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such Class of Certificates in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on such Class of Certificates on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such Class of Certificates for the related Accrual Period.

"<u>USD-LIBOR-BBA</u>": As defined in the Swap Agreement in the Annex to the 2000 ISDA Definitions.

"<u>Value</u>": With respect to any Mortgaged Property, the lesser of (i) the Origination Value thereof and (ii) the purchase price paid for the related Mortgaged Property by the Mortgagor with the proceeds of the Mortgage Loan, provided, however, in the case of a Refinanced Mortgage Loan, such value of the Mortgaged Property is the Origination Value thereof.

"<u>Voting Rights</u>": The portion of the voting rights of all of the Certificates which is allocated to any Certificate. At all times the Class A Certificates, the Mezzanine Certificates and the Class C Certificates shall have 98% of the Voting Rights (allocated among the Holders of the Class A Certificates, the Mezzanine Certificates and the Class C Certificates in proportion to the then outstanding Certificate Principal Balances of their respective Certificates), the Class P Certificates shall have 1% of the Voting Rights and the Class R Certificates shall have 1% of the Voting Rights. The Voting Rights allocated to any Class of Certificates (other than the Class P Certificates and the Class R Certificates) shall be allocated among all Holders of each such Class in proportion to the outstanding Certificate Principal Balance of such Certificates and the Voting Rights allocated to the Class P Certificates and the Class R Certificates shall be allocated among all Holders of each such Class in proportion to such Holders' respective Percentage Interest; <u>provided,</u> <u>however</u>, that when none of the Regular Certificates are outstanding, 100% of the Voting Rights shall be allocated among Holders of the Class R Certificates in accordance with such Holders' respective Percentage Interests in the Certificates of such Class. The Class R-CX Certificates and the Class R-PX Certificates shall not have Voting Rights.

"<u>Washington Mutual Custodian</u>": None of the Mortgage Loans are held by the Washington Mutual Custodian as custodian. References to the Washington Mutual Custodian are left in this Agreement for administrative convenience and shall be completely disregarded. There is no Washington Mutual Custodian under this Agreement and no Person shall have any rights of the Washington Mutual Custodian under this Agreement.

Section 1.02   <u>Accounting</u>.

Unless otherwise specified herein, for the purpose of any definition or calculation, whenever amounts are required to be netted, subtracted or added or any distributions are taken into account, such definition or calculation and any related definitions or calculations shall be determined without duplication of such functions.

Section 1.03   <u>Allocation of Certain Interest Shortfalls</u>.

For purposes of calculating the amount of the Monthly Interest Distributable Amount for the Class A Certificates, the Mezzanine Certificates and the Class C Interest for any Distribution

Date, the aggregate amount of any Net Prepayment Interest Shortfalls and any Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated first to the Class C Interest to the extent of one month's interest at the then applicable Pass-Through Rate on the Notional Amount of such Regular Interest, and then among the Class A Certificates and the Mezzanine Certificates on a pro rata basis based on, and to the extent of, interest for the related Accrual Period at the then applicable respective Pass-Through Rate on the respective Certificate Principal Balance of each such Certificate.

For purposes of calculating the amount of the Monthly Interest Distributable Amount for the Class C Certificates for any Distribution Date, the aggregate amount of any Net Prepayment Interest Shortfalls and any Relief Act Interest Shortfalls allocated to the Class C Interest pursuant to the paragraph above shall be allocated among the Class C Certificates on a pro rata basis based on one month's interest.

For purposes of calculating the amount of Uncertificated Accrued Interest for the REMIC 2 Regular Interests for any Distribution Date, the aggregate amount of any Net Prepayment Interest Shortfalls and Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated:

(a) 50% of any Net Prepayment Interest and Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated to AA and ZZ up to an aggregate amount equal to the REMIC 2 Interest Loss Allocation Amount, 98% and 2%, respectively, and thereafter among AA, A-IA, A-IIA1, A-IIA2, A-IIA3, A-IIA4, A-IIA5, M1, M2, M3, M4, M5, M6, M7, M8, M9 and ZZ, pro rata based on, and to the extent of, one month's interest at the then applicable respective Pass-Through Rate on the respective Uncertificated Principal Balance of each such REMIC 2 Regular Interest; and

(b) 50% of any Net Prepayment Interest and Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated to REMIC 2 Regular Interest 1GRP, 2GRP, 1SUB, 2SUB, and XX, pro rata based on, and to the extent of, one month's interest at the then applicable respective Pass-Through Rate on the respective Uncertificated Principal Balance of each such REMIC 3 Regular Interest.

For purposes of calculating the amount of Uncertificated Accrued Interest for the REMIC 1 Regular Interests for any Distribution Date, the aggregate amount of any Net Prepayment Interest Shortfalls and Relief Act Interest Shortfalls incurred in respect of the Group I Mortgage Loans for any Distribution Date shall be allocated to REMIC 1 Regular Interests IX and the aggregate amount of any Net Prepayment Interest Shortfalls and Relief Act Interest Shortfalls incurred in respect of the Group II Mortgage Loans for any Distribution Date shall be allocated to REMIC 1 Regular Interest IIX.

Section 1.04   Rights of the NIMS Insurer.

(a) Each of the rights of the NIMS Insurer set forth in this Agreement shall exist so long as the Insured NIM Notes remain outstanding; provided, however, the NIMS Insurer shall not have any rights hereunder (except as provided in Section 9.01) so long as any NIMS Insurer Default is continuing.

(b)   Notwithstanding anything to the contrary anywhere in this Agreement, all rights and benefits of the NIMS Insurer hereunder shall permanently terminate upon such time as the Insured NIM Notes shall no longer be outstanding.

ARTICLE II

CONVEYANCE OF MORTGAGE LOANS; ORIGINAL ISSUANCE OF CERTIFICATES

Section 2.01   Conveyance of Mortgage Loans.

The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey to the Trust, without recourse, all the right, title and interest of the Depositor, including any security interest therein for the benefit of the Depositor, in and to the Mortgage Loans identified on the Mortgage Loan Schedule, the rights of the Depositor under the Mortgage Loan Purchase Agreement (other than the Depositor's rights under Section 17 thereof) and all other assets included or to be included in REMIC 1. Such assignment includes all scheduled payments on the Mortgage Loans due after the Cut-off Date and all unscheduled collections in respect of the Mortgage Loans received after the Cut-off Date (other than the portion of such collections due on or prior to the Cut-off Date). The REMIC 1 Regular Interests, REMIC 1 Regular Interest IX and the Class R-1 Interest shall collectively be a separate series of beneficial interests in the assets of the Trust consisting of the Trust Fund assets included in the definition of REMIC 1 pursuant to Section 3806(b)(2) of the Statutory Trust Statute. The Depositor herewith delivers to the Trustee an executed copy of the Mortgage Loan Purchase Agreement and the PMI Policy.

The Trustee, not in its individual capacity but solely in its separate capacity as Supplemental Interest Trust Trustee, is hereby directed to exercise the rights, perform the obligations, and make any representations to be exercised, performed, or made by the Supplemental Interest Trust Trustee, as described herein. The Supplemental Interest Trust Trustee is hereby directed to execute and deliver the Swap Agreement on behalf of Party B (as defined therein) and to exercise the rights, perform the obligations, and make the representations of Party B thereunder, solely in its capacity as Supplemental Interest Trust Trustee on behalf of Party B (as defined therein) and not in its individual capacity.

The Seller, the Servicer, the Depositor and the Certificateholders (by acceptance of their Certificates) acknowledge and agree that:

(i)   the Supplemental Interest Trust Trustee shall execute and deliver the Swap Agreement on behalf of Party B (as defined therein), and

(ii)   the Supplemental Interest Trust Trustee shall exercise the rights, perform the obligations, and make the representations of Party B thereunder, solely in its capacity as Supplemental Interest Trust Trustee on behalf of Party B (as defined therein) and not in its individual capacity.

Every provision of this Agreement relating to the conduct or affecting the liability of or affording protection to the Trustee shall apply to the Trustee's execution (as Supplemental Interest Trust Trustee) of the Swap Agreement, and the performance of its duties and satisfaction of its obligations thereunder.

If the assignment and transfer of the Mortgage Loans and the other property specified in Section 2.01 from the Depositor to the Trust pursuant to this Agreement is held or deemed not to be a sale or is held or deemed to be a pledge of security for a loan, the Depositor intends that the rights and obligations of the parties shall be established pursuant to the terms of this Agreement and that, in such event, (i) the Depositor shall be deemed to have granted and does hereby grant to the Trust as of the Closing Date a perfected, first priority security interest in the entire right, title and interest of the Depositor in and to the Mortgage Loans and all other property conveyed to the Trust pursuant to this Section 2.01 and all proceeds thereof and (ii) this Agreement shall constitute a security agreement under applicable law.

In connection with such transfer and assignment, the Depositor does hereby deliver to, and deposit with, the Custodian acting on behalf of the Trustee (in which capacity it will, unless otherwise specified, be acting under this Article II) the following documents or instruments with respect to each Mortgage Loan so transferred and assigned (with respect to each Mortgage Loan, a "Mortgage File"):

(a)   the original Mortgage Note, endorsed in blank or in the following form: "Pay to the order of Citibank, N.A., as Trustee under the applicable agreement, without recourse," with all prior and intervening endorsements showing a complete chain of endorsement from the originator to the Person so endorsing to the Trustee or (in the case of not more than 1.00% of the Mortgage Loans, by aggregate principal balance as of the Cut-off Date) a copy of such original Mortgage Note with an accompanying Lost Note Affidavit executed by the Seller;

(b)   the original Mortgage, noting the presence of the MIN of the Mortgage Loan and language indicating that the Mortgage Loan is a MOM Loan if the Mortgage Loan is a MOM loan, with evidence of recording thereon, and a copy, certified by the appropriate recording office, of the recorded power of attorney, if the Mortgage was executed pursuant to a power of attorney, with evidence of recording thereon;

(c)   unless the Mortgage Loan is registered on the MERS® System, an original Assignment in blank;

(d)   the original recorded Assignment or Assignments showing a complete chain of assignment from the originator to the Person assigning the Mortgage to the Trustee or in blank (or to MERS, if the Mortgage Loan is registered on the MERS® System and noting the presence of the MIN) as contemplated by the immediately preceding clause (c);

(e)   the original or copies of each assumption, modification, written assurance or substitution agreement, if any; and

(f)   as an original, photocopy or in electronic form, the lender's title insurance policy, together with all endorsements or riders issued with or subsequent to the issuance of such policy, insuring the priority of the Mortgage as a first or second lien on the Mortgaged Property represented therein as a fee interest vested in the Mortgagor, or in the event such title policy is unavailable, a written commitment or uniform binder or preliminary report of title issued by the title insurance or escrow company.

Except with respect to any Mortgage Loan for which MERS is identified on the Mortgage or on a properly recorded assignment of the Mortgage as the mortgagee of record, the Servicer, in its capacity as Seller, shall promptly, following the later of the Closing Date and the date of

receipt by the Servicer of the recording information for a Mortgage submit or cause to be submitted for recording, at no expense to the Trust, the Trustee, the Delaware Trustee or the Depositor, in the appropriate public office for real property records, each Assignment referred to in Sections 2.01(c) and (d) above and shall execute each original Assignment referred to in clause (c) above in the following form: "Citibank, N.A., as Trustee under applicable agreement, without recourse." In the event that any such Assignment is lost or returned unrecorded because of a defect therein, the Servicer, in its capacity as Seller, shall promptly prepare or cause to be prepared a substitute Assignment or cure or cause to be cured such defect, as the case may be, and thereafter cause each such Assignment to be duly recorded. Notwithstanding the foregoing, the Assignments shall not be required to be completed and submitted for recording with respect to any Mortgage Loan if each Rating Agency does not require recordation in order for such Rating Agency to assign the initial ratings to the Class A Certificates, the Mezzanine Certificates and the Other NIM Notes and the initial shadow rating to the Insured NIM Notes, without giving effect to any insurance policy issued by the NIMS Insurer; provided, however, each such Assignment shall be submitted for recording by the Servicer, in its capacity as Seller, in the manner described above, at no expense to the Trust, the Trustee or the Delaware Trustee upon the earliest to occur of: (i) reasonable direction by Holders of Certificates entitled to at least 25% of the Voting Rights, (ii) the occurrence of a Servicer Event of Default, (iii) the occurrence of a bankruptcy, insolvency or foreclosure relating to the Seller, (iv) the occurrence of a servicing transfer as described in Section 7.02 hereof and (v) if the Seller is not the Servicer and with respect to any one Assignment, the occurrence of a bankruptcy, insolvency or foreclosure relating to the Mortgagor under the related Mortgage. Notwithstanding the foregoing, if the Servicer is unable to pay the cost of recording the Assignments, such expense shall be paid by the Trustee and shall be reimbursable to the Trustee as an Extraordinary Trust Fund Expense.

In connection with the assignment of any Mortgage Loan registered on the MERS® System, the Depositor further agrees that it shall cause, within 30 Business Days after the Closing Date, the MERS® System to indicate that such Mortgage Loans have been assigned by the Depositor to the Trust in accordance with this Agreement by including (or deleting, in the case of Mortgage Loans which are repurchased in accordance with this Agreement) in such computer files (a) the code in the field which identifies the specific Trust and (b) the code in the field "Pool Field" which identifies the series of the Certificates issued in connection with such Mortgage Loans. The Depositor further agrees that it shall not, and shall not permit the Servicer to, and the Servicer agrees that it shall not, alter the codes referenced in this paragraph with respect to any Mortgage Loan during the term of this Agreement unless and until such Mortgage Loan is repurchased in accordance with the terms of this Agreement.

If any of the documents referred to in Sections 2.01(b), (c), (d) or (e) above (collectively, the "Recording Documents") has as of the Closing Date been submitted for recording but either (x) has not been returned from the applicable public recording office or (y) has been lost or such public recording office has retained the original of such document, the obligations of the Servicer, in its capacity as the Seller, to deliver such Recording Documents shall be deemed to be satisfied upon (1) delivery to the Trustee (or the Custodian on behalf of the Trustee) of a copy of each such Recording Document certified by the Seller in the case of (x) above or the applicable public recording office in the case of (y) above to be a true and complete copy of the original that was submitted for recording and (2) if such copy is certified by the Seller, delivery to the Trustee (or the Custodian on behalf of the Trustee) promptly upon receipt thereof, and in any event no later than one year after the Closing Date, of either the original or a copy of such Recording Document certified by the applicable public recording office to be a true and complete

copy of the original. In instances where, due to a delay on the part of the recording office where any such Recording Documents have been delivered for recordation, the Recording Documents cannot be delivered to the Trustee (or the Custodian on behalf of the Trustee) within one year after the Closing Date, the Servicer, in its capacity as the Seller, shall deliver to the Trustee (or the Custodian on behalf of the Trustee) within such time period an Officer's Certificate stating the date by which the Servicer, in its capacity as the Seller, expects to receive such Recording Documents from the applicable recording office. In the event that Recording Documents have still not been received by the Servicer, in its capacity as the Seller, and delivered to the Trustee (or the Custodian on behalf of the Trustee) by the date specified in its previous Officer's Certificate delivered to the Trustee (or the Custodian on behalf of the Trustee), as the case may be, the Servicer, in its capacity as the Seller, shall deliver to the Trustee (or the Custodian on behalf of the Trustee) by such date an additional Officer's Certificate stating a revised date by which the Servicer, in its capacity as the Seller, expects to receive the applicable Recording Documents. This procedure shall be repeated until the Recording Documents have been received by the Servicer, in its capacity as the Seller, and delivered to the Trustee (or the Custodian on behalf of the Trustee). If the original lender's title insurance policy was not delivered pursuant to Section 2.01(f) above, the Servicer, in its capacity as the Seller, shall deliver or cause to be delivered to the Trustee (or the Custodian on behalf of the Trustee) promptly after receipt thereof, and in any event within 120 days after the Closing Date, the original lender's title insurance policy. The Servicer, in its capacity as the Seller, shall deliver or cause to be delivered to the Trustee (or the Custodian on behalf of the Trustee) promptly upon receipt thereof any other original documents constituting a part of a Mortgage File received with respect to any Mortgage Loan, including, but not limited to, any original documents evidencing an assumption or modification of any Mortgage Loan.

All original documents relating to the Mortgage Loans that are not delivered to the Trustee (or the Custodian on behalf of the Trustee) are and shall be held by or on behalf of the Seller, the Depositor or the Servicer, as the case may be, in trust for the benefit of the Trust. In the event that any such original document is required pursuant to the terms of this Section to be a part of a Mortgage File, such document shall be delivered promptly to the Trustee (or the Custodian on behalf of the Trustee). Any such original document delivered to or held by the Depositor that is not required pursuant to the terms of this Section to be a part of a Mortgage File, shall be delivered promptly to the Servicer.

Notwithstanding any term hereof to the contrary, it is hereby expressly acknowledged and agreed that so long as there is a Custodian action on behalf of the Trustee, all Mortgage Files (including all documents comprising Mortgage Files) and all Recording Documents shall be delivered exclusively to the Custodian (unless otherwise expressly directed by the Trustee).

The Mortgage Loans permitted by the terms of this Agreement to be included in the Trust are limited to (i) the Mortgage Loans (which the Depositor acquired pursuant to the Mortgage Loan Purchase Agreement, which contains, among other representations and warranties, a representation and warranty of the Seller that no Mortgage Loan is a "high-cost" or "predatory" loan under any state or local law or regulation applicable to the originator), and (ii) Substitute Mortgage Loans (which, by definition as set forth herein and referred to in the Mortgage Loan Purchase Agreement, are required to conform to, among other representations and warranties, the representation and warranty of the Seller that no Substitute Mortgage Loan is a "high cost" or "predatory" loan under any state or local law or regulation applicable to the originator). It is agreed and understood by the parties hereto that it is not intended that any mortgage loan be

included in the Trust that is a "High-Cost Home Loan" as defined in the New Jersey Home Ownership Act effective November 27, 2003, a "High Cost Home Loan" as defined in the New Mexico Home Loan Protection Act effective January 1, 2004, a "High Cost Home Loan" as defined in the Kentucky high-cost loan statute effective June 24, 2003 (Ky. Rev. Stat. Section 360.100), or a "High Cost Home Loan" as defined in the Indiana Home Loan Practices Act effective January 1, 2005 (Ind. Code Ann. §§ 24-9-1 through 24-9-9) or a "High Cost Mortgage Loan" as defined in the Massachusetts Predatory Home Loan Practices Act effective November 7, 2004 (Mass. Gen. Laws Ch. 183C. §§1 et seq.).

The Depositor shall file such financing statements, and the Depositor, the Servicer and the Trustee acting on behalf of the Trust at the direction of the Depositor shall, to the extent consistent with this Agreement, take such other actions as may be necessary to ensure that, if this Agreement were found to create a security interest in the Mortgage Pool Assets, such security interest would be a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of the Agreement. In connection herewith, the Trust shall have all of the rights and remedies of a secured party under the Uniform Commercial Code as in force in the relevant jurisdiction.

Section 2.02   Acceptance of REMIC 1 by the Trustee.

Subject to the provisions of Section 2.01 and subject to any exceptions noted on the exception report described in the next paragraph below, the Trustee or a Custodian on behalf of the Trustee, as applicable, acknowledges receipt of the documents referred to in Section 2.01 above and all other assets included in the definition of "REMIC 1" under clauses (i), (iii), (iv) and (vi) (to the extent of amounts deposited into the Distribution Account) and declares that it holds and will hold such documents and the other documents delivered to it constituting the Mortgage File, and all such assets and such other assets included in the definition of "REMIC 1" in trust for the exclusive use and benefit of all present and future holders of REMIC 1 Regular Interests and the Class R-1 Interest.

The Trustee or the Custodian, as applicable, agrees, for the benefit of the holders of REMIC 1 Regular Interests and the Class R-1 Interest, to review each Mortgage File on or before the Closing Date, with respect to each Mortgage Loan and to certify to the Trustee, the NIMS Insurer, the Depositor and the Servicer in substantially the form attached hereto as Exhibit F-1 that, as to each Closing Date Mortgage Loan listed in the Mortgage Loan Schedule (other than any Mortgage Loan paid in full or any Mortgage Loan specifically identified in the exception report annexed thereto as not being covered by such certification), (i) all documents constituting part of such Mortgage File (other than such documents described in Section 2.01(e)) required to be delivered to it pursuant to this Agreement are in its possession, (ii) such documents have been reviewed by the Trustee, the Custodian or the Washington Mutual Custodian, as applicable and are not mutilated, torn or defaced unless initialed by the related borrower and relate to such Mortgage Loan and (iii) based on the Trustee's examination and only as to the foregoing, the information set forth in the Mortgage Loan Schedule that corresponds to items (i), (ii), (ix), (xii), (xiv) (to the extent of the Gross Margin, Maximum Mortgage Rate and the Minimum Mortgage Rate) and (xvi) of the definition of "Mortgage Loan Schedule" accurately reflects information set forth in the Mortgage File. It is herein acknowledged that, in conducting such review, neither the Trustee nor any Custodian is under any duty or obligation (i) to inspect, review or examine any such documents, instruments, certificates or other papers to determine whether they are genuine, complete, enforceable, or appropriate for the represented purpose (including with respect to

Section 2.01(f), whether such title insurance policy (a) contains all necessary endorsements, (b) insures the priority of the Mortgage as a first or second lien or (c) whether the interest vested in the Mortgagor is a fee interest) or whether they have actually been recorded or that they are other than what they purport to be on their face or (ii) to determine whether any Mortgage File should include any of the documents specified in clause (e) of Section 2.01; and the Trustee or the Custodian, as applicable, shall be entitled to assume that all signatures and endorsements appearing on any such document are genuine and duly authorized.

Prior to the first anniversary date of this Agreement, the Trustee shall deliver (or, with respect to the Mortgage Loans held by another Custodian, such Custodian shall deliver) to the Depositor, the Servicer and the NIMS Insurer a final certification in the form annexed hereto as Exhibit F-2 evidencing the completeness of the Mortgage Files, with any applicable exceptions noted thereon.

If in the process of reviewing the Mortgage Files and making or preparing, as the case may be, the certifications referred to above, the Trustee holding such Mortgage Files or any Custodian holding such Mortgage Files finds any document or documents constituting a part of a Mortgage File to be missing or defective in any material respect, at the conclusion of its review the Trustee shall so notify or such other Custodian shall notify the Depositor, the Seller, the NIMS Insurer and the Servicer. In addition, upon the discovery by the Depositor, the Servicer or the Trustee of a breach of any of the representations and warranties made by the Seller in the Mortgage Loan Purchase Agreement in respect of any Mortgage Loan which materially and adversely affects the value of such Mortgage Loan or the interests of the related Certificateholders in such Mortgage Loan, the party discovering such breach shall give prompt written notice to the other parties.

Section 2.03   Cure, Repurchase or Substitution of Mortgage Loans by the Seller; Remedies for Breaches by Depositor or Servicer; Remedies for Breaches Relating to Prepayment Charges.

(a)   Upon discovery or receipt of notice of any materially defective document in, or that a document is missing from, the Mortgage File or of the breach by the Seller of any representation, warranty or covenant under the Mortgage Loan Purchase Agreement in respect of any Mortgage Loan which materially and adversely affects the value of such Mortgage Loan or the interest therein of the Certificateholders (it being understood that (i) in the case of any such representation or warranty made to the knowledge or the best of knowledge of the Seller, as to which the Seller has no knowledge, without regard to the Seller's lack of knowledge with respect to the substance of such representation or warranty being inaccurate at the time it was made or (ii) with respect to the representation and warranty set forth in the last sentence of Section 6(xxxix), Section 6(xlvi), the first sentence of Section 6(xlvii), Section 6(lxi) and Section 6(lxiv) of the Mortgage Loan Purchase Agreement, a breach of any such representation or warranty shall in and of itself be deemed to materially and adversely affect the interest of the Certificateholders in the related Mortgage Loan), the Trustee or the Custodian (pursuant to the Custodial Agreement) shall promptly notify the Trustee (in the case of the Custodian), the Depositor, the Seller, the NIMS Insurer and the Servicer of such defect, missing document or breach and request that the Seller deliver such missing document or cure such defect or breach within 90 days from the date the Seller was notified of such missing document, defect or breach (except as described in Section 2.03(e)), and if the Seller does not deliver such missing document or cure such defect or breach in all material respects during such period, the Servicer (or, in accordance

with Section 3.02(b), the Trustee) shall enforce the obligations of the Seller under the Mortgage Loan Purchase Agreement to repurchase such Mortgage Loan from REMIC 1 at the Purchase Price within 90 days after the date on which the Seller was notified (subject to Section 2.03(e)) of such missing document, defect or breach, if and to the extent that the Seller is obligated to do so under the Mortgage Loan Purchase Agreement. The Purchase Price for the repurchased Mortgage Loan shall be deposited in the Collection Account, and the Trustee or a Custodian, as applicable, upon receipt of written certification from the Servicer of such deposit, shall release to the Seller or the Depositor, as applicable, the related Mortgage File, and the Trustee shall execute and deliver such instruments of transfer or assignment, in each case without recourse, as the Seller or the Depositor, as applicable, shall furnish to it and as shall be necessary to vest in the Seller or the Depositor, as applicable, any Mortgage Loan released pursuant hereto. In furtherance of the foregoing, if the Seller or the Depositor, as applicable, is not a member of MERS and repurchases a Mortgage Loan which is registered on the MERS® System, the Servicer, in its capacity as Seller or the Depositor, as applicable, at its own expense and without any right of reimbursement, shall cause MERS to execute and deliver an assignment of the Mortgage in recordable form to transfer the Mortgage from MERS to the Seller or the Depositor, as applicable, and shall cause such Mortgage to be removed from registration on the MERS® System in accordance with MERS' rules and regulations. Neither the Trustee nor any Custodian shall have any further responsibility with regard to such Mortgage File. In lieu of repurchasing any such Mortgage Loan as provided above, if so provided in the Mortgage Loan Purchase Agreement, the Seller or the Depositor, as applicable, may cause such Mortgage Loan to be removed from REMIC 1 (in which case it shall become a Reacquired Mortgage Loan) and substitute one or more Substitute Mortgage Loans in the manner and subject to the limitations set forth in Section 2.03(d). It is understood and agreed that the obligation of the Seller to cure or to repurchase (or to substitute for) any Mortgage Loan as to which a document is missing, a material defect in a constituent document exists or as to which such a breach has occurred and is continuing shall constitute the sole remedy respecting such omission, defect or breach available to the Certificateholders, the Trust, the Trustee on behalf of the Certificateholders, the Delaware Trustee and the NIMS Insurer.

(b)   Within 90 days of the earlier of discovery by the Depositor or receipt of notice by the Depositor of the breach of any representation or warranty of the Depositor set forth in Section 2.05 (other than subsection (ii) thereof) with respect to any Mortgage Loan, which materially adversely affects the value of such Mortgage Loan or the interest therein of the Certificateholders, the Depositor shall cure such breach in all material respects. Within 90 days of the earlier of discovery by the Depositor or receipt of notice by the Depositor of the breach the representation made by the Depositor set forth in Section 2.05(ii), the Depositor shall repurchase, or cause the repurchase at the Purchase Price set forth in Section 2.03(a) above or substitute, or cause the substitution of such Mortgage Loan with a Substitute Mortgage Loan in the manner and subject to the limitations set forth in Section 2.03(d), unless it has cured such breach in all material respects. It is understood and agreed that the obligation of the Depositor to cure or to repurchase (or to substitute for) any Mortgage Loan as to which such a breach has occurred and is continuing shall constitute the sole remedy respecting such breach available to the Certificateholders, the Trust, the Trustee on behalf of the Certificateholders, the Delaware Trustee and the NIMS Insurer.

(c)   As promptly as practicable (and no later than 90 days) after the earlier of discovery by the Servicer or receipt of notice by the Servicer of the breach of any representation, warranty or covenant of the Servicer set forth in Section 2.04 which materially and adversely

affects the value of any Mortgage Loan or the interests of the Certificateholders in any Mortgage Loan, the Servicer shall cure such breach in all material respects.

Promptly upon the earlier of discovery by the Servicer or receipt of notice by the Servicer of the breach of any representation, warranty or covenant of the Servicer set forth in Section 2.04(a)(vii) or (viii) which materially and adversely affects the interests of the Holders of the Class P Certificates to any Prepayment Charge, the Servicer shall cure such breach in all material respects. If the representation made by the Servicer in its capacity as Seller in Section 2.04(a)(vii) is breached, the Servicer in its capacity as Seller shall pay into the Collection Account the amount of the scheduled Prepayment Charge, less any amount previously collected and deposited by, or paid by, the Servicer into the Collection Account; and if the covenant made by the Servicer in Section 2.04(a)(viii) is breached, the Servicer shall pay into the Collection Account the amount of the waived Prepayment Charge. Payments by the Servicer into the Collection Account pursuant to this paragraph shall be made on the later of (i) the Servicer Remittance Date next following the earlier of discovery by the Servicer or receipt of notice by the Servicer of the breach of the related representation, warranty or covenant of the Servicer set forth in Section 2.04(a)(vii) or (viii) which materially and adversely affects the interests of the Holders of the Class P Certificates to any Prepayment Charge and (ii) the Servicer Remittance Date next following the Prepayment Period in which such breach occurred.

(d) Any substitution of Substitute Mortgage Loans for Reacquired Mortgage Loans made pursuant to Section 2.03(a) or Section 2.03(b) shall be effected prior to the date which is two years after the Startup Date for REMIC 1.

As to any Reacquired Mortgage Loan for which the Seller or the Depositor substitutes a Substitute Mortgage Loan or Loans, such substitution shall be effected by the Seller or the Depositor, as applicable, by delivering to the Trustee (or, with respect to the Mortgage Loans held by another Custodian, to such Custodian) on behalf of the Trustee, for such Substitute Mortgage Loan or Loans, the Mortgage Note, the Mortgage, the Assignment to the Trustee, and such other documents and agreements, with all necessary endorsements thereon, as are required by Section 2.01, together with an Officer's Certificate providing that each such Substitute Mortgage Loan satisfies the definition thereof and specifying the Substitution Price (as described below), if any, in connection with such substitution. The Trustee shall acknowledge or with respect to the Mortgage Loans held by another Custodian such other Custodian shall acknowledge receipt for such Substitute Mortgage Loan or Loans and, within ten Business Days thereafter, review such documents as specified in Section 2.02 and deliver to the Depositor, the Servicer and the NIMS Insurer, with respect to such Substitute Mortgage Loan or Loans, a certification substantially in the form attached hereto as Exhibit F-1, with any applicable exceptions noted thereon. Within one year of the date of substitution, the Trustee shall deliver or with respect to the Mortgage Loans held by another Custodian, such other Custodian shall deliver to the Depositor, the Seller, the NIMS Insurer and the Servicer a certification substantially in the form of Exhibit F-2 hereto with respect to such Substitute Mortgage Loan or Loans, with any applicable exceptions noted thereon. Monthly Payments due with respect to Substitute Mortgage Loans in the month of substitution are not part of REMIC 1 and will be retained by the substituting party. For the month of substitution, distributions to Certificateholders will reflect the Monthly Payment due on such Reacquired Mortgage Loan on or before the Due Date in the month of substitution, and the substituting party shall thereafter be entitled to retain all amounts subsequently received in respect of such Reacquired Mortgage Loan. The Trustee shall give or cause to be given written notice to the NIMS Insurer and the

Certificateholders that such substitution has taken place, and the Servicer shall amend or cause to be amended the Mortgage Loan Schedule and, if applicable, the Prepayment Charge Schedule to reflect the removal of such Reacquired Mortgage Loan from the terms of this Agreement and the substitution of the Substitute Mortgage Loan or Loans and shall deliver a copy of such amended Mortgage Loan Schedule and, if applicable, the Prepayment Charge Schedule to the NIMS Insurer and the Trustee. Upon such substitution, such Substitute Mortgage Loan or Loans shall constitute part of the Mortgage Pool and shall be subject in all respects to the terms of this Agreement and the Mortgage Loan Purchase Agreement, including all applicable representations and warranties thereof included in the Mortgage Loan Purchase Agreement as of the date of substitution.

For any month in which the Seller or the Depositor substitutes one or more Substitute Mortgage Loans for one or more Reacquired Mortgage Loans, the Servicer will determine the amount (the "Substitution Price"), if any, by which the aggregate Purchase Price of all such Reacquired Mortgage Loans in Loan Group I or Loan Group II, respectively, exceeds the aggregate of the Stated Principal Balance of the Substitute Mortgage Loans that will become part of Loan Group I or Loan Group II, respectively, as of the date of substitution, together with one month's interest on such Stated Principal Balance at the applicable Net Mortgage Rate, plus all outstanding Advances and Servicing Advances with respect to such Reacquired Mortgage Loan. On the date of such substitution, the Seller or the Depositor, as applicable, will deliver or cause to be delivered to the Servicer for deposit in the Collection Account an amount equal to the Substitution Price, if any (which for federal income tax purposes will be treated as payment for the repurchase of that portion of the Reacquired Mortgage Loans), and the Trustee, upon receipt of the related Substitute Mortgage Loan or Loans (or acknowledgement of such receipt by another Custodian) and certification by the Servicer of such deposit, shall release or, if such Mortgage File is held by another Custodian, such Custodian shall release to the Seller or the Depositor, as applicable, the related Mortgage File or Files and the Trustee shall execute and deliver or, if such Mortgage File is held by another Custodian, such Custodian shall execute and deliver such instruments of transfer or assignment, without recourse, as the Seller or the Depositor shall deliver to it or such Custodian, as applicable, and as shall be necessary to vest therein any Reacquired Mortgage Loan released pursuant hereto.

In addition, the Servicer in its capacity as Seller or the Depositor, as applicable, shall obtain at its own expense and deliver to the NIMS Insurer and the Trustee an Opinion of Counsel to the effect that such substitution will not cause (a) any federal tax to be imposed on REMIC 1, created hereunder, including without limitation, any federal tax imposed on "prohibited transactions" under Section 860F(a)(1) of the Code or on contributions after the startup day under Section 860G(d)(1) of the Code, or (b) any Trust REMIC hereunder to fail to qualify as a REMIC at any time that any Certificate is outstanding.

(e) Upon discovery by the Depositor, the Seller, the Servicer or the Trustee that any Mortgage Loan does not constitute a "qualified mortgage" within the meaning of Section 860G(a)(3) of the Code, the party discovering such fact shall within two Business Days give written notice thereof to the other parties. In connection therewith, the Servicer in its capacity as Seller shall repurchase or, subject to the limitations set forth in Section 2.03(d), substitute one or more Substitute Mortgage Loans for the affected Mortgage Loan within 90 days of the earlier of discovery or receipt of such notice with respect to such affected Mortgage Loan. Any such repurchase or substitution shall be made in the same manner as set forth in Section 2.03(a) and Section 2.03(d). The Trustee shall reconvey to the Seller the Mortgage Loan

to be released pursuant hereto in the same manner, and on the same terms and conditions, as it would a Mortgage Loan repurchased for breach of a representation or warranty.

Section 2.04   Representations, Warranties and Covenants of the Servicer.

(a)   The Servicer hereby represents, warrants and covenants to the Trustee, for the benefit of the Trustee and the Certificateholders, and to the Depositor, that as of the Closing Date or as of such date specifically provided herein:

(i)   The Servicer is a federal savings association, duly organized, validly existing and in good standing under the laws of the United States of America, and has all licenses necessary to carry on its business as now being conducted;

(ii)   The Servicer has the full power and authority to service each Mortgage Loan, to execute, deliver and perform, and to enter into and consummate the transactions contemplated by this Agreement and has duly authorized by all necessary action on the part of the Servicer the execution, delivery and performance of this Agreement; and this Agreement, assuming the due authorization, execution and delivery thereof by the Depositor and the Trustee, constitutes a legal, valid and binding obligation of the Servicer, enforceable against the Servicer in accordance with its terms, except to the extent that (a) the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, receivership and other similar laws relating to creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(iii)   The execution and delivery of this Agreement by the Servicer, the servicing of the Mortgage Loans by the Servicer hereunder, the consummation by the Servicer of any other of the transactions herein contemplated, and the fulfillment of or compliance with the terms hereof are in the ordinary course of business of the Servicer and will not (A) result in a breach of any term or provision of the charter or by-laws of the Servicer or (B) conflict with, result in a breach, violation or acceleration of, or result in a default under, the terms of any other material agreement or instrument to which the Servicer is a party or by which it may be bound, or any statute, order or regulation applicable to the Servicer of any court, regulatory body, administrative agency or governmental body having jurisdiction over the Servicer; and the Servicer is not a party to, bound by, or in breach or violation of any indenture or other agreement or instrument, or subject to or in violation of any statute, order or regulation of any court, regulatory body, administrative agency or governmental body having jurisdiction over it, which materially and adversely affects or, to the Servicer's knowledge, would in the future materially and adversely affect, (x) the ability of the Servicer to perform its obligations under this Agreement or (y) the business, operations, financial condition, properties or assets of the Servicer taken as a whole;

(iv)   The Servicer is an approved seller/servicer for Fannie Mae or Freddie Mac in good standing and is a HUD approved mortgagee pursuant to Section 203 and Section 211 of the National Housing Act;

(v)   No litigation is pending against the Servicer that would materially and adversely affect the execution, delivery or enforceability of this Agreement or the ability of the Servicer to service the Mortgage Loans or to perform any of its other obligations hereunder in accordance with the terms hereof;

(vi)   No consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the Servicer of, or compliance by the Servicer with, this Agreement or the consummation by the Servicer of the transactions contemplated by this Agreement, except for such consents, approvals, authorizations or orders, if any, that have been obtained prior to the Closing Date;

(vii)   The information set forth in the Prepayment Charge Schedule is complete, true and correct in all material respects at the date or dates respecting which such information is furnished and each Prepayment Charge is permissible and enforceable in accordance with its terms under applicable law upon the Mortgagor's voluntary principal prepayment (except to the extent that: (1) the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, receivership and other similar laws relating to creditors' rights generally; or (2) the collectability thereof may be limited due to acceleration in connection with a foreclosure or other involuntary prepayment); provided that the representation, warranty and covenant contained in this clause (vii) is made by the Servicer only in its capacity as Seller;

(viii)   The Servicer will not waive any Prepayment Charge or part of a Prepayment Charge unless such waiver is related to a default or a reasonably foreseeable default and would maximize recovery of total proceeds taking into account the value of such Prepayment Charge and related Mortgage Loan and doing so is standard and customary in servicing mortgage loans similar to the Mortgage Loans (including any waiver of a Prepayment Charge in connection with a refinancing of a Mortgage Loan that is related to a default or a reasonably foreseeable default). Notwithstanding the foregoing, the Servicer may waive any Prepayment Charge or part of a Prepayment Charge in any instance when the mortgage debt is accelerated as a result of the Mortgagor's default in making the Mortgage Loan payments;

(ix)   With respect to each Mortgage Loan, the Servicer will furnish, or cause to be furnished, information regarding the borrower credit file related to such Mortgage Loan to credit reporting agencies in compliance with the provisions of the Fair Credit Reporting Act and the applicable implementing regulations. The Servicer will transmit full-file credit reporting data for each Mortgage Loan pursuant to Fannie Mae Guide Announcement 95-19 and that for each Mortgage Loan, the Servicer agrees it shall report one of the following statuses each month as follows: new origination, current, delinquent (30-, 60-, 90-days, etc.), foreclosed, or charged-off; and

(x)   The Servicer (or a Sub-Servicer servicing the Mortgage Loans on its behalf) is a member of MERS in good standing, and will comply in all material respects with the rules and procedures of MERS in connection with the servicing of the Mortgage Loans that are registered with MERS.

(b)   It is understood and agreed that the representations, warranties and covenants set forth in this Section 2.04 shall survive delivery of the Mortgage Files to the Trustee or a Custodian, as the case may be, and shall inure to the benefit of the Trust, the Trustee, the Depositor and the Certificateholders. Upon discovery by any of the Depositor, the Servicer or the Trustee of a breach of any of the foregoing representations, warranties and covenants which materially and adversely affects the value of any Mortgage Loan, Prepayment Charge or the interests therein of the Certificateholders, the party discovering such breach shall give prompt written notice (but in no event later than two Business Days following such discovery) to the other of such parties. The obligation of the Servicer set forth in Section 2.03(c) to cure breaches (or, in the case of (a)(vii) or (a)(viii) above, to pay a Servicer Prepayment Charge Payment Amount) shall constitute the sole remedy against the Servicer available to the Certificateholders, the Depositor, the NIMS Insurer, the Trust, the Delaware Trustee or the Trustee on behalf of the Certificateholders respecting a breach of the representations, warranties and covenants contained in this Section 2.04. The preceding sentence shall not, however, limit any remedies available to the Certificateholders, the Depositor, the NIMS Insurer, the Trust, the Delaware Trustee or the Trustee on behalf of the Certificateholders, (i) pursuant to the Mortgage Loan Purchase Agreement signed by the Servicer in its capacity as Seller, respecting a breach of the representations, warranties and covenants of the Servicer in its capacity as Seller contained in the Mortgage Loan Purchase Agreement or (ii) pursuant to Section 7.01 hereof.

Section 2.05   <u>Representations and Warranties of the Depositor</u>.

The Depositor hereby represents, warrants and covenants to the Trustee, for the benefit of the Trustee and the Certificateholders, and to the Servicer, that as of the Closing Date or as of such date specifically provided herein:

(i)   Each of this Agreement and the Mortgage Loan Purchase Agreement constitutes a legal, valid and binding obligation of the Depositor, enforceable against the Depositor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights in general and except as such enforceability may be limited by general principles of equity (whether considered in a proceeding at law or in equity);

(ii)   Immediately prior to the sale and assignment by the Depositor to the Trust of each Mortgage Loan, the Depositor had good and marketable title to each Mortgage Loan subject to no prior lien, claim, participation interest, mortgage, security interest, pledge, charge or other encumbrance or other interest of any nature;

(iii)   As of the Closing Date, the Depositor has transferred all of its right, title and interest in the Mortgage Loans to the Trust;

(iv)   The Depositor is solvent and will not be made insolvent by the transfer of the Mortgage Loans. The Depositor has not transferred the Mortgage Loans to the Trust with any intent to hinder, delay or defraud any of its creditors;

(v)   The Depositor has been duly incorporated and is validly existing as a corporation in good standing under the laws of Delaware, with full corporate power and authority to own its assets and conduct its business as presently being conducted;

(vi)   The Depositor is not in violation of its articles of incorporation or by-laws or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which the Depositor is a party or by which it or its properties may be bound, which default might result in any material adverse changes in the financial condition, earnings, affairs or business of the Depositor or which might materially and adversely affect the properties or assets, taken as a whole, of the Depositor;

(vii)   The execution, delivery and performance of this Agreement and the Mortgage Loan Purchase Agreement by the Depositor, and the consummation of the transactions contemplated hereby and thereby, do not and will not result in a material breach or violation of any of the terms or provisions of, or, to the knowledge of the Depositor, constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Depositor is a party or by which the Depositor is bound or to which any of the property or assets of the Depositor is subject, nor will such actions result in any violation of the provisions of the articles of incorporation or by-laws of the Depositor or, to the best of the Depositor's knowledge without independent investigation, any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Depositor or any of its properties or assets (except for such conflicts, breaches, violations and defaults as would not have a material adverse effect on the ability of the Depositor to perform its obligations under this Agreement or the Mortgage Loan Purchase Agreement);

(viii)   To the best of the Depositor's knowledge without any independent investigation, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body of the United States or any other jurisdiction is required for the issuance of the Certificates, or the consummation by the Depositor of the other transactions contemplated by this Agreement or the Mortgage Loan Purchase Agreement, except such consents, approvals, authorizations, registrations or qualifications as (a) may be required under State securities or blue sky laws, (b) have been previously obtained or (c) the failure of which to obtain would not have a material adverse effect on the performance by the Depositor of its obligations under, or the validity or enforceability of, this Agreement or the Mortgage Loan Purchase Agreement;

(ix)   There are no actions, proceedings or investigations pending before or, to the Depositor's knowledge, threatened by any court, administrative agency or other tribunal to which the Depositor is a party or of which any of its properties is the subject: (a) which if determined adversely to the Depositor would have a material adverse effect on the business, results of operations or financial condition of the Depositor; (b) asserting the invalidity of this Agreement, the Mortgage Loan Purchase Agreement or the Certificates; (c) seeking to prevent the issuance

of the Certificates or the consummation by the Depositor of any of the transactions contemplated by this Agreement or the Mortgage Loan Purchase Agreement, as the case may be; or (d) which might materially and adversely affect the performance by the Depositor of its obligations under, or the validity or enforceability of, this Agreement or the Mortgage Loan Purchase Agreement; and

(x)   The Depositor has the full power and authority to execute, deliver and perform, and to enter into and consummate the transactions contemplated by this Agreement and has duly authorized by all necessary action on the part of the Depositor the execution, delivery and performance of this Agreement and this Agreement, assuming the due authorization, execution and delivery thereof by the parties thereto other than the Depositor, constitutes a legal, valid and binding obligation of the Depositor, enforceable against the Depositor in accordance with its terms, except to the extent that (a) the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, receivership and other similar laws relating to creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 2.06   Issuance of Certificates.

Concurrently with the transfers described in Section 2.08, the Trustee, pursuant to the written request of the Depositor executed by an officer of the Depositor, has executed, authenticated and delivered to or upon the written order of the Depositor, the Certificates in authorized denominations.

Section 2.07   Reserved.

Section 2.08   Conveyance of REMIC Regular Interests and Acceptance of REMICs by the Trustee; Issuance of Certificates.

(a)   The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey to the Trust without recourse all the right, title and interest of the Depositor in and to the REMIC 1 Regular Interests for the benefit of REMIC 3, as the holder of the REMIC 2 Regular Interest, and the holder of the Class R-2 Interest. The Trustee acknowledges on behalf of the Trust receipt of the REMIC 1 Regular Interests (which are uncertificated) and declares that it holds and will hold the same in trust for the exclusive use and benefit of REMIC 3, as the holder of the REMIC 2 Regular Interests, and the holder of the Class R-2 Interest. The interests evidenced by the Class R-2 Interest and the REMIC 2 Regular Interests constitute the entire beneficial ownership interest in REMIC 2. Pursuant to Section 3818 of the Statutory Trust Statute, the REMIC 1 Regular Interests shall not be cancelled and shall be held as treasury interests owned by the Trust. The REMIC 2 Regular Interests and the Class R-2 Interest shall together be a separate series of beneficial interests in the assets of the Trust consisting of the REMIC 1 Regular Interests pursuant to Section 3806(b)(2) of the Statutory Trust Statute.

(b)   In exchange for the REMIC 1 Regular Interests and, concurrently with the assignment to the Trust thereof, the Trustee on behalf of the Trust has delivered to or upon the

order of the Depositor, the REMIC 2 Regular Interests (which are uncertificated) evidencing (together with the Class R-2 Interest) the entire beneficial ownership interest in REMIC 2.

(c)   The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey to the Trust without recourse all the right, title and interest of the Depositor in and to the REMIC 2 Regular Interests for the benefit of the holders of the Certificates (other than the Class C Certificates, the Class P Certificates, the Class R Certificates, the Class R-CX Certificates and the Class R-PX Certificates), REMIC CX, as holder of the Class C Interest, REMIC PX, as holder of the Class P Interest, REMIC SwapX, as holder of the Class Swap IO Interest, and the Class R-3 Interest. The Trustee acknowledges on behalf of the Trust receipt of the REMIC 2 Regular Interests (which are uncertificated) and declares that it holds and will hold the same in trust for the exclusive use and benefit of the holders of the Certificates (other than the Class C Certificates, the Class P Certificates, the Class R Certificates, the Class R-CX Certificates and the Class R-PX Certificates), REMIC CX, as holder of the Class C Interest, REMIC PX, as holder of the Class P Interest, REMIC SwapX, as holder of the Class Swap IO Interest, and the Class R-3 Interest. The interests evidenced by the Class R-3 Interest, the Regular Certificates (other than the Class C Certificates and the Class P Certificates), and the REMIC 3 Regular Interests, constitute the entire beneficial ownership interest in REMIC 3. Pursuant to Section 3818 of the Statutory Trust Statute, the REMIC 2 Regular Interests shall not be cancelled and shall be held as treasury interests owned by the Trust. The REMIC 3 Regular Interests, the Certificates (other than the Class C Certificates, the Class P Certificates, the Class R Certificates, the Class R-CX Certificates and the Class R-PX Certificates), and the Class R-3 Interest shall together be a separate series of beneficial interests in the assets of the Trust consisting of the REMIC 2 Regular Interests pursuant to Section 3806(b)(2) of the Statutory Trust Statute.

(d)   In exchange for the REMIC 2 Regular Interests and, concurrently with the assignment to the Trust thereof, pursuant to the written request of the Depositor executed by an officer of the Depositor, the Trustee on behalf of the Trust has executed, authenticated and delivered to or upon the order of the Depositor, the Regular Certificates (other than the Class C Certificates and the Class P Certificates) in authorized denominations evidencing (together with the Class R-3 Interest and the REMIC 3 Regular Interests) the entire beneficial ownership interest in REMIC 3. The Trustee acknowledges on behalf of the Trust that it holds the Class FMR IO Interest for the benefit of the holders of the Class C Certificates.

(e)   The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey to the Trust without recourse all the right, title and interest of the Depositor in and to the Class C Interest for the benefit of the holders of the Class C Certificates and the Class R-CX Certificates. The Trustee acknowledges on behalf of the Trust receipt of the Class C Interest and declares that it holds and will hold the same in trust for the exclusive use and benefit of the holders of the Class C Certificates and the Class R-CX Certificates. The interests evidenced by the Class C Certificates, in respect of the regular interest in REMIC CX, and the Class R-CX Certificates constitute the entire beneficial ownership interest in REMIC CX. Pursuant to Section 3818 of the Statutory Trust Statute, the Class C Interest shall not be cancelled and shall be held as treasury interests owned by the Trust. The Class C Certificates, in respect of the regular interest in REMIC CX, and the Class R-CX Certificates shall together be a separate series of beneficial interests in the assets of the Trust consisting of the Class C Interest pursuant to Section 3806(b)(2) of the Statutory Trust Statute.

(f)   In exchange for the Class C Interest and, concurrently with the assignment to the Trust thereof, pursuant to the written request of the Depositor executed by an officer of the Depositor, the Trustee on behalf of the Trust has executed, authenticated and delivered to or upon the order of the Depositor, the Class C Certificates in authorized denominations evidencing (together with the Class R-CX Interest) the entire beneficial ownership interest in REMIC CX.

(g)   The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey to the Trust without recourse all the right, title and interest of the Depositor in and to the Class P Interest for the benefit of the holders of the Class P Certificates and the Class R-PX Certificates. The Trustee acknowledges on behalf of the Trust receipt of the Class P Interest and declares that it holds and will hold the same in trust for the exclusive use and benefit of the holders of the Class P Certificates and the Class R-PX Certificates. The interests evidenced by the Class P Certificates and the Class R-PX Certificates constitute the entire beneficial ownership interest in REMIC PX. Pursuant to Section 3818 of the Statutory Trust Statute, the Class P Interest shall not be cancelled and shall be held as treasury interests owned by the Trust. The Class P Certificates and the Class R-PX Certificates shall together be a separate series of beneficial interests in the assets of the Trust consisting of the Class P Interest pursuant to Section 3806(b)(2) of the Statutory Trust Statute.

(h)   In exchange for the Class P Interest and, concurrently with the assignment to the Trust thereof, pursuant to the written request of the Depositor executed by an officer of the Depositor, the Trustee on behalf of the Trust has executed, authenticated and delivered to or upon the order of the Depositor, the Class P Certificates in authorized denominations evidencing (together with the Class R-PX Interest) the entire beneficial ownership interest in REMIC PX.

(i)   The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey to the Trust without recourse all the right, title and interest of the Depositor in and to the Class Swap IO Interest for the benefit of the holders of the Class C Certificates and the Class R-SwapX Interest. The Trustee acknowledges on behalf of the Trust receipt of the Class Swap IO Interest and declares that it holds and will hold the same in trust for the exclusive use and benefit of the holders of the Class C Certificates and the Class R-CX Certificates. The interests evidenced by the Class C Certificates, in respect of the regular interest in REMIC SwapX, and the Class R-CX Certificates constitute the entire beneficial ownership interest in REMIC SwapX. Pursuant to Section 3818 of the Statutory Trust Statute, the Class Swap IO Interest shall not be cancelled and shall be held as treasury interests owned by the Trust. The Class C Certificates, in respect of the regular interest in REMIC SwapX, and the Class R-SwapX Interest shall together be a separate series of beneficial interests in the assets of the Trust consisting of the Class Swap IO Interest pursuant to Section 3806(b)(2) of the Statutory Trust Statute.

(j)   In exchange for the Class Swap IO Interest and, concurrently with the assignment to the Trust thereof, pursuant to the written request of the Depositor executed by an officer of the Depositor, the Trustee on behalf of the Trust has executed, authenticated and delivered to or upon the order of the Depositor, the Class C Certificates in authorized denominations evidencing (together with the Class R-SwapX Interest) the entire beneficial ownership interest in REMIC SwapX.

(k)   Concurrently with the assignments and deliveries to the Trust and the acceptances by the Trustee on behalf of the Trust, pursuant to Section 2.01, Section 2.02 and this

Section 2.08, the Trustee on behalf of the Trust, pursuant to the written request of the Depositor executed by an officer of the Depositor, has executed, authenticated and delivered to or upon the order of the Depositor (i) the Class R Certificates in authorized denominations evidencing the Class R-1 Interest, the Class R-2 Interest and the Class R-3 Interest, (ii) the Class R-CX Certificates evidencing the Class R-CX Interest and the R-SwapX Interest and (iii) the Class R-PX Certificates evidencing the Class R-PX Interest.

Section 2.09   Creation of the Trust.

The Trust was created pursuant to the Original Trust Agreement and is hereby continued. As set forth in the Original Trust Agreement, the Trust shall be known as "WaMu Asset Backed Certificates WaMu Series 2007-HE3 Trust." The purpose of the Trust is, and the Trust shall have the power and authority, to engage in the following activities, all as provided by and subject to the terms of this Agreement:

(i)   to acquire, hold, lease, manage, administer, control, invest, reinvest, operate and/or transfer all or part of the Trust Fund;

(ii)   to issue regular and residual interests in the Trust REMICs and the Certificates;

(iii)   to make distributions on regular and residual interests in the Trust REMICs and the Certificates; and

(iv)   to engage in such other activities, including entering into agreements, as are described in or required by the terms of this Agreement or as are necessary, suitable or convenient to accomplish the foregoing or incidental thereto.

Citibank, N.A. is hereby appointed as the trustee of the Trust, to have all the rights, duties and obligations of the Trustee with respect to the Trust expressly set forth hereunder, and Citibank, N.A. hereby accepts such appointment and the trust created hereby. Christiana Bank & Trust Company is hereby appointed as the Delaware Trustee of the Trust, to have all the rights, duties and obligations of the Delaware Trustee with respect to the Trust hereunder and Christiana Bank & Trust Company hereby accepts such appointment and the trust created hereby. It is the intention of the Depositor, the Servicer, the Trustee and the Delaware Trustee that the Trust constitute a statutory trust under the Statutory Trust Statute, that this Agreement constitute the governing instrument of the Trust, and that this Agreement amend and restate the Original Trust Agreement. The parties hereto acknowledge and agree that, prior to the execution and delivery hereof, the Delaware Trustee has filed the Certificate of Trust.

The assets of the Trust shall remain in the custody of the Trustee or the Custodian, on behalf of the Trust, and shall be owned by the Trust. Moneys to the credit of the Trust shall be held by the Trustee and invested as provided herein. All assets received and held by the Trust will not be subject to any right, charge, security interest, lien or claim of any kind in favor of either of the institution acting as Trustee or the institution acting as Delaware Trustee in its own right, or any Person claiming through either. Neither the Trustee nor the Delaware Trustee shall have the power or authority to transfer, assign, hypothecate, pledge or otherwise dispose of any of the assets of the Trust to any Person, except as permitted herein. No creditor of a beneficiary of the Trust, of the Trustee, of the Delaware Trustee, of the Servicer or of the Depositor shall

have any right to obtain possession of, or otherwise exercise legal or equitable remedies with respect to, the property of the Trust, except in accordance with the terms of this Agreement.

Section 2.10   Restrictions on Activities of the Trust.

Notwithstanding any other provision of this Agreement and any provision of law that otherwise so empowers the Trust, so long as any Certificates are outstanding, the Trust shall not, and none of the Trustee, the Delaware Trustee, the Depositor or the Servicer shall knowingly cause the Trust to, do any of the following:

(i)   engage in any business or activity other than those set forth in Section 2.09;

(ii)   incur or assume any indebtedness except for such indebtedness that may be incurred by the Trust in connection with the execution or performance of this Agreement or any other agreement contemplated hereby;

(iii)   guarantee or otherwise assume liability for the debts of any other party;

(iv)   do any act in contravention of this Agreement or any other agreement contemplated hereby to which the Trust is a party;

(v)   do any act which would make it impossible to carry on the ordinary business of the Trust;

(vi)   confess a judgment against the Trust;

(vii)   possess or assign the assets of the Trust for other than a Trust purpose;

(viii)   cause the Trust to lend any funds to any entity, except as contemplated by this Agreement; or

(ix)   change the purposes and powers of the Trust from those set forth in this Agreement.

Section 2.11   Separateness Requirements.

Notwithstanding any other provision of this Agreement and any provision of law that otherwise so empowers the Trust, so long as any Certificates are outstanding, the Trust shall perform the following:

(i)   except as expressly permitted by this Agreement or the Custodial Agreement, maintain its books, records, bank accounts and files separate from those of any other Person;

(ii)   except as expressly permitted by this Agreement, maintain its assets in its own separate name and in such a manner that it is not costly or difficult to segregate, identify, or ascertain such assets;

(iii)　consider the interests of the Trust's creditors in connection with its actions;

(iv)　hold itself out to creditors and the public as a legal entity separate and distinct from any other Person and correct any known misunderstanding regarding its separate identity and refrain from engaging in any activity that compromises the separate legal identity of the Trust;

(v)　prepare and maintain separate records, accounts and financial statements in accordance with generally accepted accounting principles, consistently applied, and susceptible to audit. To the extent it is included in consolidated financial statements or consolidated tax returns, such financial statements and tax returns will reflect the separateness of the respective entities and indicate that the assets of the Trust will not be available to satisfy the debts of any other Person;

(vi)　allocate and charge fairly and reasonably any overhead shared with any other Person;

(vii)　transact all business with affiliates on an arm's-length basis and pursuant to written, enforceable agreements;

(viii)　conduct business solely in the name of the Trust. In that regard all written and oral communications of the Trust, including, without limitation, letters, invoices, purchase orders and contracts, shall be made solely in the name of the Trust;

(ix)　maintain a separate office through which its business shall be conducted, provided that such office may be an office of the Trustee, which office shall not be shared with the Depositor or any affiliates of the Depositor;

(x)　in the event that services have been or are in the future performed or paid by any Person on behalf of the Trust (other than the Trustee, the Delaware Trustee, the Servicer or the tax matters person as permitted herein), reimburse such Person, as applicable, for the commercially reasonable value of such services or expenses provided or incurred by such Person. Accordingly, (i) the Trust shall reimburse such Person, as applicable, for the commercially reasonable value of such services or expenses provided or incurred by such Person; (ii) to the extent invoices for such services are not allocated and separately billed to the Trust, the amount thereof that was or is to be allocated and separately billed to the Trust was or will be reasonably related to the services provided to the Trust; and (iii) any other allocation of direct, indirect or overhead expenses for items shared between the Trust and any other Person, was or will be, to the extent practicable, allocated on the basis of actual use or value of services rendered or otherwise on a basis reasonably related to actual use or the value of services rendered;

(xi)　except as expressly permitted by this Agreement, not commingle its assets or funds with those of any other Person;

(xii)　except as expressly permitted by this Agreement, not assume, guarantee, or pay the debts or obligations of any other Person;

(xiii)   except as expressly permitted by this Agreement, not pledge its assets for the benefit of any other Person;

(xiv)   not hold out its credit or assets as being available to satisfy the obligations of others;

(xv)   pay its liabilities only out of its funds;

(xvi)   pay the salaries of its own employees, if any; and

(xvii) cause the agents and other representatives of the Trust, if any, to act at all times with respect to the Trust consistently and in furtherance of the foregoing.

None of the Trustee, the Delaware Trustee, the Depositor or the Servicer shall take any action that is inconsistent with the purposes of the Trust or Section 2.10 or Section 2.11. Neither the Depositor nor the Servicer shall direct the Trustee or the Delaware Trustee to take any action that is inconsistent with the purposes of the Trust or Section 2.10 or Section 2.11.

ARTICLE III

ADMINISTRATION AND SERVICING
OF THE MORTGAGE LOANS

Section 3.01   Servicer to Act as Servicer.

The Servicer shall service and administer the Mortgage Loans on behalf of the Trust and in the best interests of and for the benefit of the Certificateholders (as determined by the Servicer in its reasonable judgment) in accordance with the terms of this Agreement and the respective Mortgage Loans and, to the extent consistent with such terms, in the same manner in which it services and administers similar mortgage loans for its own portfolio, giving due consideration to customary and usual standards of practice of mortgage lenders and loan servicers administering similar mortgage loans in the local areas where the related Mortgaged Property is located but without regard to:

(i)   any relationship that the Servicer, any Sub-Servicer or any Affiliate of the Servicer or any Sub-Servicer may have with the related Mortgagor;

(ii)   the ownership or non-ownership of any Certificate by the Servicer or any Affiliate of the Servicer;

(iii)   the Servicer's obligation to make Advances or Servicing Advances; or

(iv)   the Servicer's or any Sub-Servicer's right to receive compensation for its services hereunder or with respect to any particular transaction.

To the extent consistent with the foregoing, the Servicer shall seek to maximize the timely and complete recovery of principal and interest on the Mortgage Notes. Subject only to the above-described servicing standards and the terms of this Agreement and of the respective Mortgage Loans, the Servicer shall have full power and authority, acting alone or through

Sub-Servicers as provided in Section 3.02, to do or cause to be done any and all things in connection with such servicing and administration in accordance with policies and procedures generally accepted in the mortgage banking industry. Without limiting the generality of the foregoing, the Servicer in its own name or in the name of a Sub-Servicer is hereby authorized and empowered by the Trust when the Servicer believes it appropriate in its best judgment in accordance with the servicing standards set forth above, to execute and deliver, on behalf of the Certificateholders, the Trust and the Trustee, and upon notice to the Trustee, any and all instruments of satisfaction or cancellation, or of partial or full release or discharge, and all other comparable instruments, with respect to the Mortgage Loans and the Mortgaged Properties and to institute foreclosure proceedings or obtain a deed-in-lieu of foreclosure so as to convert the ownership of such properties, and to hold or cause to be held title to such properties, on behalf of the Trust and the Certificateholders. The Servicer shall service and administer the Mortgage Loans in accordance with applicable state and federal law and shall provide to the Mortgagors any reports required to be provided to them thereby. The Servicer shall also comply in the performance of this Agreement with all reasonable rules and requirements of each insurer under any standard hazard insurance policy. Subject to Section 3.17, the Trustee on behalf of the Trust shall execute, at the written direction of the Servicer, and furnish to the Servicer and any Sub-Servicer such documents as are necessary or appropriate to enable the Servicer or any Sub-Servicer to carry out their servicing and administrative duties hereunder, and the Trustee on behalf of the Trust hereby grants to the Servicer and each Sub-Servicer a power of attorney to carry out such duties including a power of attorney to take title to Mortgaged Properties after foreclosure on behalf of the Trust and the Certificateholders. The Trustee on behalf of the Trust, at the direction of the Servicer, shall execute a separate power of attorney in favor of (and furnish such power of attorney to) the Servicer and/or each Sub-Servicer for the purposes described herein to the extent necessary or desirable to enable the Servicer to perform its duties hereunder. The Trustee shall not be liable for the actions of the Servicer or any Sub-Servicers under such powers of attorney.

The Servicer further is authorized and empowered by the Trustee, on behalf of the Trust, in its own name or in the name of a Sub-Servicer, when the Servicer believes it is appropriate in its best judgment to register any Mortgage Loan on the MERS® System, or cause the removal from the registration of any Mortgage Loan on the MERS® System, to execute and deliver, on behalf of the Trust, any and all instruments of assignment and other comparable instruments with respect to such assignment or re-recording of a Mortgage in the name of MERS, solely as nominee for the Trust and its successors and assigns. Any reasonable expenses incurred in connection with the actions described in the preceding sentence or as a result of MERS discontinuing or becoming unable to continue operations in connection with the MERS® System, shall be reimbursable to the Servicer by withdrawal from the Collection Account pursuant to Section 3.11.

Subject to Section 3.09 hereof, in accordance with the standards of the preceding paragraph, the Servicer shall advance or cause to be advanced funds as necessary for the purpose of effecting the timely payment of taxes and assessments on the Mortgaged Properties, which advances shall be Servicing Advances reimbursable in the first instance from collections on the related Mortgage Loans from the Mortgagors pursuant to Section 3.09, and further as provided in Section 3.11. Any cost incurred by the Servicer or by Sub-Servicers in effecting the timely payment of taxes and assessments on a Mortgaged Property shall not, for the purpose of calculating distributions to Certificateholders, be added to the unpaid principal balance of the related Mortgage Loan, notwithstanding that the terms of such Mortgage Loan so permit.

Notwithstanding anything in this Agreement to the contrary, the Servicer may not make any future advances with respect to a Mortgage Loan (except as provided in Section 4.04) and the Servicer shall not (i) permit any modification with respect to any Mortgage Loan that would change the Mortgage Rate, reduce or increase the principal balance (except for reductions resulting from actual payments of principal) or change the final maturity date on such Mortgage Loan (unless, as provided in Section 3.07, the Mortgagor is in default with respect to the Mortgage Loan or such default is, in the judgment of the Servicer, reasonably foreseeable) or (ii) permit any modification, waiver or amendment of any term of any Mortgage Loan that would both (A) effect an exchange or reissuance of such Mortgage Loan under Section 1001 of the Code (or final, temporary or proposed Treasury regulations promulgated thereunder) and (B) cause any Trust REMIC to fail to qualify as a REMIC under the Code or the imposition of any tax on "prohibited transactions" or contributions after the startup day under the REMIC Provisions.

The Servicer may delegate its responsibilities under this Agreement; provided, however, that no such delegation shall release the Servicer from the responsibilities or liabilities arising under this Agreement.

With respect to each Mortgage Loan, the Servicer will furnish, or cause to be furnished, information regarding the borrower credit file related to such Mortgage Loan to credit reporting agencies in compliance with the provisions of the Fair Credit Reporting Act and the applicable implementing regulations.

Section 3.02   Sub-Servicing Agreements Between the Servicer and Sub-Servicers.

(a)   The Servicer may enter into Sub-Servicing Agreements provided (i) that such agreements would not result in a withdrawal or a downgrading by any Rating Agency of the ratings on any Class of Certificates, any of the Other NIM Notes or any of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer), as evidenced by a letter to that effect delivered by each Rating Agency to the Depositor and the NIMS Insurer and (ii) that, except in the case of any Sub-Servicing Agreements the Servicer may enter into with Washington Mutual, Inc. or any Affiliate thereof, the NIMS Insurer shall have consented to such Sub-Servicing Agreements (which consent shall not be unreasonably withheld) with Sub-Servicers, for the servicing and administration of the Mortgage Loans. The Trustee on behalf of the Trust is hereby authorized to acknowledge, at the request of the Servicer, any Sub-Servicing Agreement that meets the requirements applicable to Sub-Servicing Agreements set forth in this Agreement and that is otherwise permitted under this Agreement.

Each Sub-Servicer shall be (i) authorized to transact business in the state or states in which the related Mortgaged Properties it is to service are situated, if and to the extent required by applicable law to enable such Sub-Servicer to perform its obligations hereunder and under the related Sub-Servicing Agreement, (ii) an institution approved as a mortgagee by the Department of Housing and Urban Development pursuant to Section 203 of the National Housing Act of 1934, as amended, or an institution the deposit accounts in which are insured by the FDIC and (iii) a Fannie Mae approved mortgage servicer. Each Sub-Servicing Agreement must impose on the related Sub-Servicer requirements conforming to the provisions set forth in Section 3.08. The Servicer will examine each Sub-Servicing Agreement and will be familiar with the terms thereof. The terms of any Sub-Servicing Agreement will not be inconsistent with any of the provisions of this Agreement. The Servicer and the Sub-Servicers may enter into and make

amendments to the Sub-Servicing Agreements or enter into different forms of Sub-Servicing Agreements; provided, however, that any such amendments or different forms shall be consistent with and not violate the provisions of this Agreement, and that no such amendment or different form shall be made or entered into which could be reasonably expected to be materially adverse to the interests of the Certificateholders, without the consent of the Holders of Certificates entitled to at least 66% of the Voting Rights. Any variation without the consent of the Holders of Certificates entitled to at least 66% of the Voting Rights from the provisions set forth in Section 3.08 relating to credits and charges to the Sub-Servicing Accounts or the timing and amount of remittances by the Sub-Servicers to the Servicer are conclusively deemed to be inconsistent with this Agreement and therefore prohibited. The Servicer shall deliver to the NIMS Insurer and the Trustee copies of all Sub-Servicing Agreements, and any amendments or modifications thereof, promptly upon the Servicer's execution and delivery of such instruments.

(b) As part of its servicing activities hereunder, the Servicer (except as otherwise provided in the last sentence of this paragraph), for the benefit of the Trust and the Certificateholders, shall enforce the obligations of each Sub-Servicer under the related Sub-Servicing Agreement and, subject to the last sentence of this paragraph, of the Seller under the Mortgage Loan Purchase Agreement including, without limitation, any obligation to make advances in respect of delinquent payments as required by a Sub-Servicing Agreement, or to purchase or otherwise remedy as contemplated herein a Mortgage Loan on account of missing or defective documentation or on account of a breach of a representation, warranty or covenant, as described in Section 2.03(a). Such enforcement, including, without limitation, the legal prosecution of claims, termination of Sub-Servicing Agreements, and the pursuit of other appropriate remedies, shall be in such form and carried out to such an extent and at such time as the Servicer, in its good faith business judgment, would require were it the owner of the related Mortgage Loans. The Servicer shall pay the costs of such enforcement at its own expense, and shall be reimbursed therefor only (i) from a general recovery resulting from such enforcement, to the extent, if any, that such recovery exceeds all amounts due in respect of the related Mortgage Loans or (ii) from a specific recovery of costs, expenses or attorneys' fees against the party against whom such enforcement is directed. Enforcement of the Mortgage Loan Purchase Agreement against the Seller shall be effected by the Servicer to the extent it is not the Seller, and otherwise by the Trustee, in accordance with the foregoing provisions of this paragraph.

Section 3.03   Successor Sub-Servicers.

The Servicer, with the written consent of the NIMS Insurer, shall be entitled to terminate any Sub-Servicing Agreement and the rights and obligations of any Sub-Servicer pursuant to any Sub-Servicing Agreement in accordance with the terms and conditions of such Sub-Servicing Agreement. In the event of termination of any Sub-Servicer, all servicing obligations of such Sub-Servicer shall be assumed simultaneously by the Servicer without any act or deed on the part of such Sub-Servicer or the Servicer, and the Servicer either shall service directly the related Mortgage Loans or shall enter into a Sub-Servicing Agreement with a successor Sub-Servicer which qualifies under Section 3.02.

Any Sub-Servicing Agreement shall include the provision that such agreement may be immediately terminated by the Trustee without fee, in accordance with the terms of this Agreement, and the Trustee shall so terminate such Sub-Servicing Agreement at the direction of the NIMS Insurer in the event that the Servicer (or the Trustee, if then acting as Servicer) shall,

for any reason, no longer be the Servicer (including termination due to a Servicer Event of Default).

Section 3.04   Liability of the Servicer.

Notwithstanding any Sub-Servicing Agreement, any of the provisions of this Agreement relating to agreements or arrangements between the Servicer and a Sub-Servicer or reference to actions taken through a Sub-Servicer or otherwise, the Servicer shall remain obligated and primarily liable to the Trust and the Certificateholders for the servicing and administering of the Mortgage Loans in accordance with the provisions of Section 3.01 without diminution of such obligation or liability by virtue of such Sub-Servicing Agreements or arrangements or by virtue of indemnification from a Sub-Servicer and to the same extent and under the same terms and conditions as if the Servicer alone were servicing and administering the Mortgage Loans. The Servicer shall be entitled to enter into any agreement with a Sub-Servicer for indemnification of the Servicer by such Sub-Servicer and nothing contained in this Agreement shall be deemed to limit or modify such indemnification and no such indemnification shall be an expense of the Trust.

Section 3.05   No Contractual Relationship Between Sub-Servicers and the NIMS Insurer, the Trustee or Certificateholders.

Any Sub-Servicing Agreement that may be entered into and any transactions or services relating to the Mortgage Loans involving a Sub-Servicer in its capacity as such shall be deemed to be between the related Sub-Servicer and the Servicer alone, and the Trustee, the NIMS Insurer and the Certificateholders shall not be deemed parties thereto and shall have no claims, rights, obligations, duties or liabilities with respect to such Sub-Servicer except as set forth in Section 3.06. The Servicer shall be solely liable for all fees owed by it to any Sub-Servicer, irrespective of whether the Servicer's compensation pursuant to this Agreement is sufficient to pay such fees and such fees shall not be an expense of the Trust.

Section 3.06   Assumption or Termination of Sub-Servicing Agreements by Trustee.

In the event the Servicer shall for any reason no longer be the servicer (including by reason of the occurrence of a Servicer Event of Default), the Trustee or its designee shall thereupon assume all of the rights and obligations of the Servicer under each Sub-Servicing Agreement that the Servicer may have entered into, unless the Trustee, its designee or the successor servicer for the Trustee appointed pursuant to Section 7.02, elects to terminate any Sub-Servicing Agreement in accordance with its terms as provided in Section 3.03. Upon such assumption, the Trustee, its designee or the successor servicer for the Trustee appointed pursuant to Section 7.02 shall be deemed, subject to Section 3.03, to have assumed all of the Servicer's interest therein and to have replaced the Servicer as a party to each Sub-Servicing Agreement to the same extent as if each Sub-Servicing Agreement had been assigned to the assuming party, except that (i) the Servicer shall not thereby be relieved of any liability or obligations under any Sub-Servicing Agreement that arose before it ceased to be the Servicer and (ii) none of the Trustee, its designee or any successor Servicer shall be deemed to have assumed any liability or obligation of the Servicer that arose before it ceased to be the Servicer.

The Servicer at its own expense and without reimbursement shall, upon request of the Trustee, deliver to the assuming party all documents and records relating to each Sub-Servicing

Agreement and the Mortgage Loans then being serviced and an accounting of amounts collected and held by or on behalf of it, and otherwise use its best efforts to effect the orderly and efficient transfer of the Sub-Servicing Agreements to the assuming party.

Section 3.07   Collection of Certain Mortgage Loan Payments.

The Servicer shall make reasonable efforts to collect all payments called for under the terms and provisions of the Mortgage Loans, and shall, to the extent such procedures shall be consistent with this Agreement and the terms and provisions of any applicable insurance policies, follow such collection procedures as it would follow with respect to mortgage loans comparable to the Mortgage Loans and held for its own account. Consistent with the foregoing, the Servicer may in its discretion (i) waive any late payment charge or, if applicable, any penalty interest, or (ii) extend the due dates for the Monthly Payments due on a Mortgage Note for a period of not greater than 180 days; provided that any extension pursuant to this clause (ii) shall not affect the amortization schedule of any Mortgage Loan for purposes of any computation hereunder, except as provided below. In the event of any such arrangement pursuant to clause (ii) above, the Servicer shall make timely advances on such Mortgage Loan during such extension pursuant to Section 4.04 and in accordance with the amortization schedule of such Mortgage Loan without modification thereof by reason of such arrangements, subject to Section 4.04(d) pursuant to which the Servicer shall not be required to make any such advances that are Nonrecoverable Advances. Notwithstanding the foregoing, in the event that any Mortgage Loan is in default or, in the judgment of the Servicer, such default is reasonably foreseeable, the Servicer, consistent with the standards set forth in Section 3.01, may also waive, modify or vary any term of such Mortgage Loan (including modifications that would change the Mortgage Rate, forgive the payment of principal or interest or extend the final maturity date of such Mortgage Loan, accept payment from the related Mortgagor of an amount less than the Stated Principal Balance in final satisfaction of such Mortgage Loan (such payment, a "Short Pay-off") or consent to the postponement of strict compliance with any such term or otherwise grant indulgence to any Mortgagor; provided, that in the judgment of the Servicer, any such modification, waiver or amendment could reasonably be expected to result in collections and other recoveries in respect of such Mortgage Loans in excess of Net Liquidation Proceeds that would be recovered upon the foreclosure of, or other realization upon, such Mortgage Loan and provided further, that the NIMS Insurer's prior written consent shall be required for any modification, waiver or amendment if the aggregate number of outstanding Mortgage Loans which have been modified, waived or amended exceeds 5% of the number of Closing Date Mortgage Loans as of the Cut-off Date.

Section 3.08   Sub-Servicing Accounts.

In those cases where a Sub-Servicer is servicing a Mortgage Loan pursuant to a Sub-Servicing Agreement, such Sub-Servicer shall be required to establish and maintain one or more segregated accounts (collectively, the "Sub-Servicing Account"). The Sub-Servicing Account shall be an Eligible Account and shall be entitled "Citibank, N.A., as Trustee, in trust for registered Holders of WaMu Asset-Backed Certificates WaMu Series 2007-HE3 Trust. Such Sub-Servicer shall be required to deposit in the clearing account (which account must be an Eligible Account) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after such Sub-Servicer's receipt thereof, all proceeds of Mortgage Loans received by such Sub-Servicer less its servicing compensation to the extent permitted by the

related Sub-Servicing Agreement, and shall thereafter deposit such amounts in the Sub-Servicing Account, in no event more than two Business Days after the deposit of such funds into the clearing account. Such Sub-Servicer shall thereafter be required to deposit all such proceeds in the Collection Account or remit such proceeds to the Servicer for deposit in the Collection Account not later than the Determination Date following the deposit of such amounts in the Sub-Servicing Account. For purposes of this Agreement, the Servicer shall be deemed to have received payments on the Mortgage Loans when such Sub-Servicer receives such payments.

Section 3.09   Collection of Taxes, Assessments and Similar Items; Servicing Accounts.

The Servicer shall establish and maintain, or cause to be established and maintained, one or more segregated accounts (the "Servicing Accounts"). Servicing Accounts shall be Eligible Accounts. The Servicer shall deposit in the clearing account (which account must be an Eligible Account) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Servicer's receipt thereof, all collections from the Mortgagors (or related advances from Sub-Servicers) for the payment of taxes, assessments, hazard insurance premiums and comparable items for the account of the Mortgagors ("Escrow Payments") collected on account of the Mortgage Loans and shall thereafter deposit such Escrow Payments in the Servicing Accounts, in no event more than two Business Days after the deposit of such funds in the clearing account, for the purpose of effecting the payment of any such items as required under the terms of this Agreement. Withdrawals of amounts from a Servicing Account may be made only to (i) effect payment of taxes, assessments, hazard insurance premiums, and comparable items; (ii) reimburse the Servicer (or a Sub-Servicer to the extent provided in the related Sub-Servicing Agreement) out of related collections for any advances made pursuant to Section 3.01 (with respect to taxes and assessments) and Section 3.14 (with respect to hazard insurance); (iii) refund to Mortgagors any sums as may be determined to be overages; (iv) pay interest, if required and as described below, to Mortgagors on balances in the Servicing Account; (v) clear and terminate the Servicing Account upon the termination of the Servicer's obligations and responsibilities in respect of the Mortgage Loans under this Agreement in accordance with Article IX or (vi) recover amounts deposited in error. As part of its servicing duties, the Servicer or Sub-Servicers shall pay to the Mortgagors interest on funds in Servicing Accounts, to the extent required by law and, to the extent that interest earned on funds in the Servicing Accounts is insufficient, to pay such interest from its or their own funds, without any reimbursement therefor. To the extent that a Mortgage does not provide for Escrow Payments, the Servicer shall determine whether any such payments are made by the Mortgagor in a manner and at a time that avoids the loss of the Mortgaged Property due to a tax sale or the foreclosure of a tax lien. The Servicer assumes full responsibility for the payment of all such bills within such time and shall effect payments of all such bills irrespective of the Mortgagor's faithful performance in the payment of same or the making of the Escrow Payments and shall make advances from its own funds to effect such payments; provided, however, that such advances shall constitute Servicing Advances.

Section 3.10   Collection Account and Distribution Account.

(a)   On behalf of the Trust, the Servicer shall establish and maintain, or cause to be established and maintained, one or more segregated accounts (such account or accounts, the "Collection Account"), held in trust for the benefit of the Trust and the Certificateholders. On behalf of the Trust, the Servicer shall deposit or cause to be deposited in the clearing account

(which account must be an Eligible Account) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Servicer's receipt thereof, and shall thereafter deposit in the Collection Account, in no event more than two Business Days after the deposit of such funds into the clearing account, as and when received or as otherwise required hereunder, the following payments and collections received or made by it subsequent to the Cut-off Date (other than in respect of principal or interest on the related Mortgage Loans due on or before the Cut-off Date or payments (other than Principal Prepayments) received by it on or prior to the Cut-off Date but allocable to a Due Period subsequent thereto):

> (i)   all payments on account of principal, including Principal Prepayments, on the Mortgage Loans;

> (ii)   all payments on account of interest (net of the related Servicing Fee and the related Prepayment Interest Excess) on each Mortgage Loan;

> (iii)   all Insurance Proceeds and Liquidation Proceeds (other than proceeds collected in respect of any particular REO Property and amounts paid by the Servicer in connection with a purchase of Mortgage Loans and REO Properties pursuant to Section 9.01) and all Gross Subsequent Recoveries;

> (iv)   any amounts required to be deposited pursuant to Section 3.12 in connection with any losses realized on Permitted Investments with respect to funds held in the Collection Account;

> (v)   any amounts required to be deposited by the Servicer pursuant to the second paragraph of Section 3.14(a) in respect of any blanket policy deductibles;

> (vi)   all proceeds of any Mortgage Loan repurchased or purchased in accordance with Section 2.03, Section 3.16(c) or Section 9.01 and all Servicer Prepayment Charge Payment Amounts required to be deposited in the Collection Account pursuant to Section 2.03;

> (vii)   all amounts representing the Substitution Price;

> (viii)   without duplication, all payments of claims received by the Servicer under the PMI Policy, if any; and

> (ix)   all Prepayment Charges collected by the Servicer.

For purposes of the immediately preceding sentence, the Cut-off Date with respect to any Substitute Mortgage Loan shall be deemed to be the date of substitution.

The aggregate amount deposited in the Collection Account on any date pursuant to this Section 3.10(a) may be net of any amounts permitted to be withdrawn by the Servicer from the Collection Account on such date pursuant to Section 3.11(a).

The foregoing requirements for deposit in the Collection Accounts shall be exclusive, it being understood and agreed that, without limiting the generality of the foregoing, any Prepayment Interest Excess and payments in the nature of late payment charges, NSF fees,

reconveyance fees, prepayment charges paid by Mortgagors upon voluntary partial prepayment of certain mortgage loans, assumption fees and other similar fees and charges (other than Prepayment Charges) need not be deposited by the Servicer in the Collection Account and shall, upon collection, belong to the Servicer as additional compensation for its servicing activities. In the event the Servicer shall deposit in the Collection Account any amount not required to be deposited therein, it may at any time withdraw such amount from the Collection Account, any provision herein to the contrary notwithstanding.

(b)   On behalf of the Trust, the Trustee shall establish and maintain one or more segregated accounts (such account or accounts, the "Distribution Account"), held in trust for the benefit of the Trust and the Certificateholders. On behalf of the Trust, the Servicer shall deliver to the Trustee in immediately available funds for deposit on the same day in the Distribution Account on or before 3:00 p.m. New York time (i) on the Servicer Remittance Date, that portion of the Available Funds (calculated without regard to the references in the definition thereof to amounts that may be withdrawn from the Distribution Account) for the related Distribution Date then on deposit in the Collection Account, the amount of all Prepayment Charges on the Prepayment Charge Schedule collected by the Servicer in connection with any of the Mortgage Loans and any Servicer Prepayment Charge Payment Amounts then on deposit in the Collection Account and the amount of any funds reimbursable to an Advancing Person pursuant to Section 3.27 and (ii) on each Business Day as of the commencement of which the balance on deposit in the Collection Account exceeds $75,000 following any withdrawals pursuant to the next succeeding sentence, the amount of such excess, but only if the Collection Account constitutes an Eligible Account solely pursuant to clause (ii) of the definition of "Eligible Account." If the balance on deposit in the Collection Account exceeds $75,000 as of the commencement of business on any Business Day and the Collection Account constitutes an Eligible Account solely pursuant to clause (ii) of the definition of "Eligible Account," the Servicer shall, on or before 3:00 p.m. New York time on such Business Day, withdraw from the Collection Account any and all amounts payable or reimbursable to the Depositor, the Servicer, the Trustee, the Seller or any Sub-Servicer pursuant to Section 3.11 and shall pay such amounts to the Persons entitled thereto. In order to comply with its duties under the U.S.A. Patriot Act, the Trustee shall obtain and verify certain information and documentation from the parties hereto, including, but not limited to, each party's name, address, and other identifying information.

(c)   Funds in the Collection Account and the Distribution Account may be invested in Permitted Investments in accordance with the provisions set forth in Section 3.12. The Servicer shall give notice to the Trustee, the NIMS Insurer, the Depositor and the Rating Agencies of the location of the Collection Account maintained by it when established and prior to any change thereof. The Trustee shall give notice to the Servicer, the NIMS Insurer, the Depositor and the Rating Agencies of the location of the Distribution Account when established and prior to any change thereof.

(d)   Funds held in the Collection Account at any time may be delivered by the Servicer to the Trustee for deposit in an account (which may be the Distribution Account and must satisfy the standards for the Distribution Account as set forth in the definition thereof) and for all purposes of this Agreement shall be deemed to be a part of the Collection Account; provided, however, that the Trustee shall have the sole authority to withdraw any funds held pursuant to this subsection (d). In the event the Servicer shall deliver to the Trustee for deposit in the Distribution Account any amount not required to be deposited therein, it may at any time

request that the Trustee withdraw, and the Trustee shall withdraw, such amount from the Distribution Account and remit to the Servicer any such amount, any provision herein to the contrary notwithstanding. In addition, the Servicer shall deliver to the Trustee from time to time for deposit, and the Trustee shall so deposit, in the Distribution Account:

>>(i) any Advances, as required pursuant to Section 4.04, unless delivered directly to the Trustee by an Advancing Person;

>>(ii) any amounts required to be deposited pursuant to Section 3.23(d) or (f) in connection with any REO Property;

>>(iii) any amounts to be paid by the Servicer in connection with a purchase of Mortgage Loans and REO Properties pursuant to Section 9.01;

>>(iv) any amounts required to be deposited pursuant to Section 3.24 in connection with any Prepayment Interest Shortfalls; and

>>(v) any Stayed Funds, as soon as permitted by the federal bankruptcy court having jurisdiction in such matters.

>(e) Promptly upon receipt of any Stayed Funds, whether from the Servicer, a trustee in bankruptcy, federal bankruptcy court or other source, the Trustee shall deposit such funds in the Distribution Account, subject to withdrawal thereof pursuant to Section 7.02(b) or as otherwise permitted hereunder.

Section 3.11   <u>Withdrawals from the Collection Account and Distribution Account</u>.

>(a) The Servicer shall, from time to time, make withdrawals from the Collection Account, for any of the following purposes or as described in Section 4.04, without priority:

>>(i) to remit to the Trustee for deposit in the Distribution Account the amounts required to be so remitted pursuant to Section 3.10(b) or permitted to be so remitted pursuant to the first sentence of Section 3.10(d);

>>(ii) subject to Section 3.16(d), to reimburse the Servicer for Advances, but only to the extent of amounts received which represent Late Collections (net of the related Servicing Fees) of Monthly Payments on the related Mortgage Loans in accordance with the provisions of Section 4.04;

>>(iii) subject to Section 3.16(d), to pay the Servicer or any Sub-Servicer (a) any unpaid Servicing Fees or (b) any unreimbursed Servicing Advances with respect to each Mortgage Loan, but only to the extent of any Late Collections, Liquidation Proceeds, Insurance Proceeds, Gross Subsequent Recoveries or other amounts as may be collected by the Servicer from a Mortgagor, or otherwise received with respect to such Mortgage Loan;

>>(iv) to pay to the Servicer as servicing compensation (in addition to the Servicing Fee) on the Servicer Remittance Date any interest or investment income earned on funds deposited in the Collection Account;

(v)   to pay to the Servicer, the Depositor, or the Seller, as the case may be, with respect to each Mortgage Loan that has previously been purchased or replaced pursuant to Section 2.03 or Section 3.16(c) all amounts received thereon subsequent to the date of purchase or substitution, as the case may be;

(vi)   to reimburse the Servicer for any Advance or Servicing Advance previously made which the Servicer has determined to be a Nonrecoverable Advance in accordance with the provisions of Section 4.04;

(vii)   to reimburse the Servicer or the Depositor for expenses incurred by or reimbursable to the Servicer or the Depositor, as the case may be, pursuant to Section 6.03;

(viii)   to reimburse the NIMS Insurer, the Servicer or the Trustee, as the case may be, for enforcement expenses reasonably incurred in respect of the breach or defect giving rise to the purchase obligation under Section 2.03 of this Agreement that were included in the Purchase Price of the Mortgage Loan, including any expenses arising out of the enforcement of the purchase obligation; provided, however, that the reimbursement to the NIMS Insurer pursuant to this clause shall be limited to an annual amount of $25,000;

(ix)   to pay, or to reimburse the Servicer for advances in respect of, expenses incurred in connection with any Mortgage Loan pursuant to Section 3.16(b);

(x)   to pay the PMI Insurer the PMI Insurer Fee; and

(xi)   to clear and terminate the Collection Account pursuant to Section 9.01.

The Servicer shall keep and maintain separate accounting, on an individual Mortgage Loan basis, for the purpose of justifying any withdrawal from the Collection Account, to the extent held by or on behalf of it, pursuant to subclauses (ii), (iii), (v), (vi), (viii) and (ix) above. The Servicer shall provide written notification to the Trustee and the NIMS Insurer, on or prior to the next succeeding Servicer Remittance Date, upon making any withdrawals from the Collection Account pursuant to subclause (vii) above.

(b)   The Trustee shall, from time to time, make withdrawals from the Distribution Account, for any of the following purposes, without required priority:

(i)   to make distributions to Certificateholders and for deposit into the Reserve Fund, the Supplemental Interest Trust and the Final Maturity Reserve Trust in accordance with Section 4.01;

(ii)   to pay to itself amounts to which it is entitled pursuant to Section 8.05 or to pay any other Extraordinary Trust Fund Expenses;

(iii)   to pay to itself any interest income earned on funds deposited in the Distribution Account pursuant to Section 3.12(c);

(iv)   to reimburse itself pursuant to Section 7.02 or pursuant to Section 7.01 to the extent such amounts in Section 7.01 were not reimbursed by the Servicer;

(v)   to pay any amounts in respect of taxes pursuant to Section 10.01(g);

(vi)   to remit to the Servicer any amount deposited in the Distribution Account by the Servicer but not required to be deposited therein in accordance with Section 3.10(d);

(vii)   to pay to an Advancing Person reimbursements for Advances and/or Servicing Advances pursuant to Section 3.27;

(viii)   to clear and terminate the Distribution Account pursuant to Section 9.01; and

(ix)   to pay itself the Trustee Fees.

Section 3.12   Investment of Funds in the Interest Coverage Account, the Collection Account and the Distribution Account.

(a)   The Servicer may direct any depository institution maintaining the Collection Account and any REO Account (for purposes of this Section 3.12, an "Investment Account"), and the Trustee, in its individual capacity, may direct any depository institution maintaining the Distribution Account (for purposes of this Section 3.12, the Distribution Account is also an "Investment Account"), to invest the funds in such Investment Account in one or more Permitted Investments bearing interest or sold at a discount, and maturing, unless payable on demand, (i) no later than the Business Day immediately preceding the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if a Person other than the Trustee is the obligor thereon and (ii) no later than the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if the Trustee is the obligor thereon. All such Permitted Investments shall be held to maturity, unless payable on demand. Any investment of funds in an Investment Account shall be made in the name of the Trustee (in its capacity as such), or in the name of a nominee of the Trustee. The Trustee shall be entitled to sole possession (except with respect to investment direction of funds held in the Interest Coverage Account, the Collection Account and any REO Account and any income and gain realized thereon) over each such investment, and any certificate or other instrument evidencing any such investment shall be delivered directly to the Trustee or its agent, together with any document of transfer necessary to transfer title to such investment to the Trustee or its nominee. In the event amounts on deposit in a Distribution Account are at any time invested in a Permitted Investment payable on demand, the Trustee shall:

(x)   consistent with any notice required to be given thereunder, demand that payment thereon be made on the last day such Permitted Investment may otherwise mature hereunder in an amount equal to the lesser of (1) all amounts then payable thereunder and (2) the amount required to be withdrawn on such date; and

(y)   demand payment of all amounts due thereunder promptly upon actual notice by a Responsible Officer of the Trustee that such Permitted Investment

would not constitute a Permitted Investment in respect of funds thereafter on deposit in the Investment Account.

(b)   All income and gain realized from the investment of funds deposited in the Interest Coverage Account, the Collection Account and any REO Account held by or on behalf of the Servicer shall be for the benefit of the Servicer in its individual capacity and shall be subject to its withdrawal in accordance with Section 3.11 or Section 3.23, as applicable. The Servicer shall deposit in the Interest Coverage Account, the Collection Account or any REO Account, as applicable, from its own funds, the amount of any loss of principal incurred in respect of any such Permitted Investment made with funds in such accounts immediately upon realization of such loss.

(c)   All income and gain realized from the investment of funds deposited in the Distribution Account held by or on behalf of the Trustee shall be for the benefit of the Trustee and shall be subject to its withdrawal at any time. The Trustee shall deposit in the Distribution Account, from its own funds, the amount of any loss of principal incurred in respect of any such Permitted Investment made with funds in such account immediately upon realization of such loss.

(d)   Except as otherwise expressly provided in this Agreement, if any default occurs in the making of a payment due under any Permitted Investment, or if a default occurs in any other performance required under any Permitted Investment, the Trustee may, and subject to Section 8.01 and Section 8.02(a)(iii), upon the request of the Holders of Certificates representing more than 50% of the Voting Rights allocated to any Class of Certificates shall, take such action as may be appropriate to enforce such payment or performance, including the institution and prosecution of appropriate proceedings.

Section 3.13   Reserved.

Section 3.14   Maintenance of Hazard Insurance and Errors and Omissions and Fidelity Coverage.

(a)   The Servicer shall cause to be maintained for each Mortgage Loan fire insurance with extended coverage on the related Mortgaged Property in an amount which is at least equal to the least of (i) the then current principal balance of such Mortgage Loan, (ii) the amount necessary to fully compensate for any damage or loss to the improvements that are a part of such property on a replacement cost basis and (iii) the maximum insurable value of the improvements which are a part of such Mortgaged Property, in each case in an amount not less than such amount as is necessary to avoid the application of any coinsurance clause contained in the related hazard insurance policy. The Servicer shall also cause to be maintained fire insurance with extended coverage on each REO Property in an amount which is at least equal to the lesser of (i) the maximum insurable value of the improvements which are a part of such property and (ii) the outstanding principal balance of the related Mortgage Loan at the time it became an REO Property, plus accrued interest at the Mortgage Rate and related Servicing Advances. The Servicer will comply in the performance of this Agreement with all reasonable rules and requirements of each insurer under any such hazard policies. Any amounts to be collected by the Servicer under any such policies (other than amounts to be applied to the restoration or repair of the property subject to the related Mortgage or amounts to be released to the Mortgagor in accordance with the procedures that the Servicer would follow in servicing loans held for its own

account, subject to the terms and conditions of the related Mortgage and Mortgage Note) shall be deposited in the Collection Account, subject to withdrawal pursuant to Section 3.11, if received in respect of a Mortgage Loan, or in the REO Account, subject to withdrawal pursuant to Section 3.23, if received in respect of an REO Property. Any cost incurred by the Servicer in maintaining any such insurance shall not, for the purpose of calculating distributions to Certificateholders, be added to the unpaid principal balance of the related Mortgage Loan, notwithstanding that the terms of such Mortgage Loan so permit. It is understood and agreed that no earthquake or other additional insurance is to be required of any Mortgagor other than pursuant to such applicable laws and regulations as shall at any time be in force and as shall require such additional insurance. If the Mortgaged Property or REO Property is at any time in an area identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards and flood insurance has been made available, the Servicer will cause to be maintained a flood insurance policy in respect thereof. Such flood insurance shall be in an amount equal to the lesser of (i) the unpaid principal balance of the related Mortgage Loan and (ii) the maximum amount of such insurance available for the related Mortgaged Property under the national flood insurance program (assuming that the area in which such Mortgaged Property is located is participating in such program).

In the event that the Servicer shall obtain and maintain a blanket policy with an insurer having a General Policy Rating of A:X or better in Best's Key Rating Guide (or such other rating that is comparable to such rating) insuring against hazard losses on all of the Mortgage Loans, it shall conclusively be deemed to have satisfied its obligations as set forth in the first two sentences of this Section 3.14, it being understood and agreed that such policy may contain a deductible clause, in which case the Servicer shall, in the event that there shall not have been maintained on the related Mortgaged Property or REO Property a policy complying with the first two sentences of this Section 3.14, and there shall have been one or more losses which would have been covered by such policy, deposit to the Collection Account from its own funds the amount not otherwise payable under the blanket policy because of such deductible clause. In connection with its activities as administrator and servicer of the Mortgage Loans, the Servicer agrees to prepare and present, on behalf of itself and the Trust, claims under any such blanket policy in a timely fashion in accordance with the terms of such policy.

(b)   The Servicer shall obtain (to the extent commercially available) and maintain fidelity bond and errors and omissions coverage acceptable to Fannie Mae or Freddie Mac with respect to its obligations under this Agreement, unless the Servicer or any of its Affiliates has obtained a waiver of such Fannie Mae or Freddie Mac requirements from either Fannie Mae or Freddie Mac. The Servicer shall provide the Trustee and the NIMS Insurer (upon such party's reasonable request) with copies of any such insurance policies and fidelity bond. The Servicer shall be deemed to have complied with this provision if an Affiliate of the Servicer has such errors and omissions and fidelity bond coverage and, by the terms of such insurance policy or fidelity bond, the coverage afforded thereunder extends to the Servicer.

Section 3.15   Enforcement of Due-On-Sale Clauses; Assumption Agreements.

The Servicer shall, to the extent it has knowledge of any conveyance or prospective conveyance of any Mortgaged Property by any Mortgagor (whether by absolute conveyance or by contract of sale, and whether or not the Mortgagor remains or is to remain liable under the Mortgage Note and/or the Mortgage), exercise its rights to accelerate the maturity of such Mortgage Loan under the "due-on-sale" clause, if any, applicable thereto; provided, however,

that the Servicer shall not be required to take such action if in its sole business judgment the Servicer believes that the collections and other recoveries in respect of such Mortgage Loans could reasonably be expected to be maximized if the Mortgage Loan were not accelerated, and the Servicer shall not exercise any such rights if prohibited by law from doing so. If the Servicer reasonably believes it is unable under applicable law to enforce such "due-on-sale" clause, or if any of the other conditions set forth in the proviso to the preceding sentence apply, the Servicer will enter into an assumption and modification agreement from or with the person to whom such property has been conveyed or is proposed to be conveyed, pursuant to which such person becomes liable under the Mortgage Note and, to the extent permitted by applicable state law, the Mortgagor remains liable thereon. The Servicer may also enter into a substitution of liability agreement with such person, pursuant to which the original Mortgagor is released from liability and such person is substituted as the Mortgagor and becomes liable under the Mortgage Note, provided that no such substitution shall be effective unless such person satisfies the underwriting criteria of the Servicer and has a credit risk rating at least equal to that of the original Mortgagor. In connection with any assumption, modification or substitution, the Servicer shall apply such underwriting standards and follow such practices and procedures as shall be normal and usual in its general mortgage servicing activities and as it applies to other mortgage loans owned solely by it. The Servicer shall not take or enter into any assumption and modification agreement, however, unless (to the extent practicable under the circumstances) it shall have received confirmation, in writing, of the continued effectiveness of any applicable hazard insurance policy, or a new policy meeting the requirements of this Section is obtained. Any fee collected by the Servicer in respect of any assumption, modification or substitution of liability agreement will be retained by the Servicer as additional servicing compensation. In connection with any such assumption, no material term of the Mortgage Note (including but not limited to the related Mortgage Rate and the amount of the Monthly Payment) may be amended or modified, except as otherwise required pursuant to the terms thereof. The Servicer shall notify the Trustee and the NIMS Insurer that any such substitution, modification or assumption agreement has been completed by forwarding to the Trustee (with a copy to the NIMS Insurer) the executed original of such substitution, modification or assumption agreement, which document shall be added to the related Mortgage File and shall, for all purposes, be considered a part of such Mortgage File to the same extent as all other documents and instruments constituting a part thereof.

Notwithstanding the foregoing paragraph or any other provision of this Agreement, the Servicer shall not be deemed to be in default, breach or any other violation of its obligations hereunder by reason of any assumption of a Mortgage Loan by operation of law or by the terms of the Mortgage Note or any assumption which the Servicer may be restricted by law from preventing, for any reason whatever. For purposes of this Section 3.15, the term "assumption" is deemed to also include a sale of the Mortgaged Property subject to the Mortgage that is not accompanied by an assumption or substitution of liability agreement.

Section 3.16   Realization Upon Defaulted Mortgage Loans.

(a)   The Servicer shall use reasonable efforts consistent with the servicing standard set forth in Section 3.01 to foreclose upon or otherwise comparably convert the ownership of properties securing such of the Mortgage Loans as come into and continue in default and as to which no satisfactory arrangements can be made for collection of delinquent payments pursuant to Section 3.07. The Servicer shall be responsible for all costs and expenses incurred by it in any such proceedings; provided, however, that such costs and expenses will constitute and be recoverable as Servicing Advances by the Servicer as contemplated in

Section 3.11 and Section 3.23. The foregoing is subject to the provision that, in any case in which Mortgaged Property shall have suffered damage from an Uninsured Cause, the Servicer shall not be required to expend its own funds toward the restoration of such property unless it shall determine in its sole and absolute discretion that such restoration will increase the proceeds of liquidation of the related Mortgage Loan after reimbursement to itself for such expenses.

(b)   Notwithstanding the foregoing provisions of this Section 3.16 or any other provision of this Agreement, with respect to any Mortgage Loan as to which the Servicer has received actual notice of, or has actual knowledge of, the presence of any toxic or hazardous substance on the related Mortgaged Property, the Servicer shall not, on behalf of the Trust, either (i) obtain title to such Mortgaged Property as a result of or in lieu of foreclosure or otherwise or (ii) otherwise acquire possession of, or take any other action with respect to, such Mortgaged Property, if, as a result of any such action, the Trustee, the Trust, the Trust Fund or the Certificateholders would be considered to hold title to, to be a "mortgagee-in-possession" of, or to be an "owner" or "operator" of such Mortgaged Property within the meaning of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended from time to time, or any comparable law, unless the Servicer has also previously determined, based on its reasonable judgment and a report prepared by an Independent Person who regularly conducts environmental audits using customary industry standards, that:

(1)   such Mortgaged Property is in compliance with applicable environmental laws or, if not, that it would be in the best economic interest of the Trust Fund to take such actions as are necessary to bring the Mortgaged Property into compliance therewith; and

(2)   there are no circumstances present at such Mortgaged Property relating to the use, management or disposal of any hazardous substances, hazardous materials, hazardous wastes, or petroleum-based materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any federal, state or local law or regulation, or that if any such materials are present for which such action could be required, that it would be in the best economic interest of the Trust Fund to take such actions with respect to the affected Mortgaged Property.

Notwithstanding the foregoing, with respect to the Mortgage Loans, if such environmental audit reveals, or if the Servicer has knowledge or notice, that the Mortgaged Property securing the Mortgage Loan contains such wastes or substances or is within one mile of the site of such wastes or substances, the Servicer shall not foreclose or accept a deed in lieu of foreclosure without the prior written consent of the NIMS Insurer.

The cost of the environmental audit report contemplated by this Section 3.16 shall be advanced by the Servicer, subject to the Servicer's right to be reimbursed therefor from the Collection Account as provided in Section 3.11(a)(ix), such right of reimbursement being prior to the rights of Certificateholders to receive any amount in the Collection Account received in respect of the affected Mortgage Loan or other Mortgage Loans. It is understood by the parties hereto that any such advance will constitute a Servicing Advance.

If the Servicer determines, as described above, that it is in the best economic interest of the Trust Fund to take such actions as are necessary to bring any such Mortgaged Property into compliance with applicable environmental laws, or to take such action with respect to the

containment, clean-up or remediation of hazardous substances, hazardous materials, hazardous wastes or petroleum-based materials affecting any such Mortgaged Property, then the Servicer shall take such action as it deems to be in the best economic interest of the Trust Fund. The cost of any such compliance, containment, cleanup or remediation shall be advanced by the Servicer, subject to the Servicer's right to be reimbursed therefor from the Collection Account as provided in Section 3.11(a)(ix), such right of reimbursement being prior to the rights of Certificateholders to receive any amount in the Collection Account received in respect of the affected Mortgage Loan or other Mortgage Loans. It is understood by the parties hereto that any such advance will constitute a Servicing Advance.

(c)   The majority Holder of the Class C Certificates (except if such Holder is the Seller or any of its Affiliates) may at its option purchase from REMIC 1 any Mortgage Loan or related REO Property that is 90 days or more delinquent or that has been otherwise in default for 90 days or more, which such Holder determines in good faith will otherwise become subject to foreclosure proceedings (evidence of such determination to be delivered in writing to the Trustee prior to purchase), at a price equal to the Purchase Price; provided, however, that the Holder of the Class C Certificates shall purchase any such Mortgage Loans or related REO Properties on the basis of delinquency or default, purchasing first the Mortgage Loans or related REO Properties that became delinquent or otherwise in default on an earlier date. For the avoidance of doubt, the Holder of the Class C Certificates in exercising its right to purchase Mortgage Loans pursuant to this Section 3.16(c) shall not be subject to any requirement of this Article III (other than the requirements of this Section 3.16(c)). In the event the Holder of the Class C Certificates does not exercise its option to purchase from REMIC 1 any such Mortgage Loan or related REO Property, the NIMS Insurer shall be entitled to purchase such Mortgage Loan or related REO Property; provided, however, that the NIM Insurer shall purchase any such Mortgage Loans or related REO Properties on the basis of delinquency or default, purchasing first the Mortgage Loans or related REO Properties that became delinquent or otherwise in default on an earlier date. The Purchase Price for any Mortgage Loan or related REO Property purchased hereunder shall be deposited in the Collection Account, and the Trustee, upon receipt of written certification from the Servicer of such deposit, shall release or cause to be released to the Holder of the Class C Certificates or the NIMS Insurer, as applicable, the related Mortgage File and the Trustee, on behalf of the Trust, shall execute and deliver such instruments of transfer or assignment, in each case without recourse, as the Holder of the Class C Certificates or the NIMS Insurer, as applicable, shall furnish and as shall be necessary to vest in the Holder of the Class C Certificates or the NIMS Insurer, as applicable, title to any Mortgage Loan or related REO Property released pursuant hereto. For so long as the indenture trustee under the Indenture is the Holder of the Class C Certificate, the holder (the "Residual NIM Holder") of the subordinate note, the owner trust certificate or another instrument representing the right to receive the proceeds of the trust estate securing payments on the NIM Notes after all of the NIM Notes have been paid off shall be deemed to be the "Holder of the Class C Certificates" for purposes of this Section 3.16(c). The Trustee shall request from the majority Residual NIM Holder a certificate substantially in the form of Exhibit G attached hereto. The Trustee may conclusively rely upon and shall be fully protected in acting or refraining from acting based on such certificate.

(d)   Proceeds received (other than any prepayment charges or premiums received) in connection with any Final Recovery Determination, as well as any recovery resulting from a partial collection of Insurance Proceeds, Liquidation Proceeds or Gross Subsequent Recoveries, in respect of any Mortgage Loan, will be applied in the following order

of priority: <u>first</u>, to reimburse the Servicer or any Sub-Servicer for any related unreimbursed Servicing Advances and Advances, pursuant to Section 3.11(a)(ii) or (a)(iii); <u>second</u>, to accrued and unpaid interest on the Mortgage Loan, to the date of the Final Recovery Determination, or to the Due Date prior to the Distribution Date on which such amounts are to be distributed if not in connection with a Final Recovery Determination; and <u>third</u>, as a recovery of principal of the Mortgage Loan. If the amount of the recovery so allocated to interest is less than the full amount of accrued and unpaid interest due on such Mortgage Loan, the amount of such recovery will be allocated by the Servicer as follows: <u>first</u>, to unpaid Servicing Fees; and <u>second</u>, to the balance of the interest then due and owing. The portion of the recovery so allocated to unpaid Servicing Fees shall be reimbursed to the Servicer or any Sub-Servicer pursuant to Section 3.11(a)(iii).

(e)   The Servicer may (but is not obligated to) enter into a special servicing agreement with an unaffiliated holder of a 100% Percentage Interest of the most junior Class of the Mezzanine Certificates, subject to each Rating Agency's acknowledgment that the ratings of the Class A Certificates, the Mezzanine Certificates and the Other NIM Notes and the initial shadow rating to the Insured NIM Notes, without giving effect to any insurance policy issued by the NIMS Insurer, in each case, in effect immediately prior to the entering into such agreement would not be qualified, downgraded or withdrawn and none of the Class A Certificates, the Mezzanine Certificates or the NIM Notes would be placed on credit review status (except for possible upgrading) as a result of such agreement. Any such agreement may contain provisions whereby such Holder may (i) instruct the Servicer to commence or delay foreclosure proceedings with respect to delinquent Mortgage Loans and will contain provisions for the deposit of cash with the Servicer by the Holder that would be available for distribution to Certificateholders if Liquidation Proceeds are less than they otherwise may have been had the Servicer acted in accordance with its normal procedures, (ii) purchase delinquent Mortgage Loans from the Trust immediately prior to the commencement of foreclosure proceedings at a price equal to the Purchase Price, and/or (iii) assume all of the servicing rights and obligations with respect to delinquent Mortgage Loans so long as such Holder (A) meets the requirements for a Sub-Servicer set forth in Section 3.02(a), (B) will service such Mortgage Loans in accordance with this Agreement and (C) the Servicer has the right to transfer such servicing rights without the payment of any compensation to a Sub-Servicer.

Section 3.17   <u>Trustee to Cooperate; Release of Mortgage Files</u>.

(a)   Upon the payment in full of any Mortgage Loan, or the receipt by the Servicer of a notification that payment in full shall be escrowed in a manner customary for such purposes, the Servicer will promptly notify the Trustee and the applicable Custodian holding the related Mortgage File by a certification in the form of Exhibit E-2 (which certification shall include a statement to the effect that all amounts received or to be received in connection with such payment which are required to be deposited in the Collection Account pursuant to Section 3.10 have been or will be so deposited) of a Servicing Representative and shall request delivery to it of the related Mortgage File. Upon receipt of such certification and request, the Trustee or such Custodian, as applicable, shall promptly release the related Mortgage File to the Servicer and the Servicer is authorized to cause the removal from the registration on the MERS® System of any such Mortgage Loan, if applicable. No expenses incurred in connection with any instrument of satisfaction or deed of reconveyance shall be chargeable to the Collection Account or the Distribution Account.

(b)   From time to time and as appropriate for the servicing or foreclosure of any Mortgage Loan, including, for this purpose, collection under any insurance policy relating to the Mortgage Loans, the Trustee or the applicable Custodian shall, upon request of the Servicer and delivery to the Trustee or the applicable Custodian of a Request for Release in the form of Exhibit E-l, release the related Mortgage File to the Servicer, and the Trustee or the applicable Custodian, on behalf of the Trustee, shall, at the direction of the Servicer, execute such documents (each as prepared and provided to the Trustee by the Servicer) as shall be necessary to the prosecution of any such proceedings and the Servicer shall retain such Mortgage File in trust for the benefit of the Certificateholders. Such Request for Release shall obligate the Servicer to return each and every document previously requested from the Mortgage File to the Trustee or the applicable Custodian when the need therefor by the Servicer no longer exists, unless the Mortgage Loan has been liquidated and the Liquidation Proceeds relating to the Mortgage Loan have been deposited in the Collection Account or the Mortgage File or such document has been delivered to an attorney, or to a public trustee or other public official as required by law, for purposes of initiating or pursuing legal action or other proceedings for the foreclosure of the Mortgaged Property either judicially or non-judicially, and the Servicer has delivered to the Trustee or the applicable Custodian a certificate of a Servicing Representative certifying as to the name and address of the Person to which such Mortgage File or such document was delivered and the purpose or purposes of such delivery. Upon receipt of a certificate of a Servicing Representative stating that such Mortgage Loan was liquidated and that all amounts received or to be received in connection with such liquidation that are required to be deposited into the Collection Account have been so deposited, or that such Mortgage Loan has become an REO Property, a copy of the Request for Release shall be released by the Trustee or the applicable Custodian to the Servicer or its designee.

(c)   At the direction of the Servicer and upon written certification of a Servicing Representative, each of the Trustee or the applicable Custodian, on behalf of the Trust, shall execute and deliver to the Servicer any court pleadings, requests for trustee's sale or other documents (each as prepared and provided to the Trustee by the Servicer) reasonably necessary to the foreclosure or trustee's sale in respect of a Mortgaged Property or to any legal action brought to obtain judgment against any Mortgagor on the Mortgage Note or Mortgage or to obtain a deficiency judgment, or to enforce any other remedies or rights provided by the Mortgage Note or Mortgage or otherwise available at law or in equity, or shall execute and deliver to the Servicer a power of attorney sufficient to authorize the Servicer or a Sub-Servicer to execute such documents on its behalf, provided that each of the Trustee or the applicable Custodian, on behalf of the Trust, shall be obligated to execute the documents identified above if necessary to enable the Servicer or a Sub-Servicer to perform their respective duties hereunder or under the Sub-Servicing Agreement. The Trustee shall have no liability for the Servicer's use or misuse of any such power of attorney. Each such certification shall include a request that such pleadings or documents be executed by the Trustee or the applicable Custodian and a statement as to the reason such documents or pleadings are required.

(d)   If any Mortgage Loan is repurchased, substituted or purchased in accordance with Section 2.03, Section 3.16(c) or Section 9.01, the Trustee, on behalf of the Trust, shall execute and deliver the Mortgage Loan Assignment Agreement in the form of Exhibit E-3 with respect to such Mortgage Loan, transferring such Mortgage Loan to the Person entitled thereto pursuant to such Section 2.03, Section 3.16(c) or Section 9.01, as applicable.

Section 3.18   <u>Servicing Compensation</u>.

As compensation for the activities of the Servicer hereunder, the Servicer shall be entitled to the Servicing Fee with respect to each Mortgage Loan payable solely from payments of interest in respect of such Mortgage Loan, subject to Section 3.24. In addition, the Servicer shall be entitled to recover unpaid Servicing Fees out of Late Collections, Insurance Proceeds, Liquidation Proceeds or Gross Subsequent Recoveries to the extent permitted by Section 3.11(a)(iii) and out of amounts derived from the operation and sale of an REO Property to the extent permitted by Section 3.23. The right to receive the Servicing Fee may not be transferred in whole or in part except in connection with the transfer of all of the Servicer's responsibilities and obligations under this Agreement; provided, however, that the Servicer may pay from the Servicing Fee any amounts due to a Sub-Servicer pursuant to a Sub-Servicing Agreement entered into under Section 3.02.

Additional servicing compensation in the form of Prepayment Interest Excess, prepayment premiums or charges in connection with voluntary Principal Prepayments in part, assumption or modification fees, late payment charges, NSF fees, reconveyance fees and other similar fees and charges (other than Prepayment Charges) shall be retained by the Servicer only to the extent such fees or charges are received by the Servicer. The Servicer shall also be entitled pursuant to Section 3.11(a)(iv) to withdraw from the Collection Account, and pursuant to Section 3.23(b) to withdraw from any REO Account, as additional servicing compensation, interest or other income earned on deposits therein, subject to Section 3.12. The Servicer shall be required to pay all expenses incurred by it in connection with its servicing activities hereunder (including premiums for the insurance required by Section 3.14, to the extent such premiums are not paid by the related Mortgagors or by a Sub-Servicer, it being understood however, that payment of such premiums by the Servicer shall constitute Servicing Advances and servicing compensation of each Sub-Servicer, and to the extent provided herein and in Section 8.05, the fees, expenses and indemnities of the Trustee) and shall not be entitled to reimbursement therefor except as specifically provided herein.

Section 3.19   <u>Reports to the Trustee; Collection Account Statements</u>.

Not later than fifteen days after each Distribution Date, the Servicer shall forward to the Trustee, the NIMS Insurer and the Depositor a statement prepared by the Servicer setting forth the status of the Collection Account as of the close of business on such Distribution Date and showing, for the period covered by such statement, the aggregate amount of deposits into and withdrawals from the Collection Account of each category of deposit specified in Section 3.10(a) and each category of withdrawal specified in Section 3.11. Such statement may be in the form of the then current Fannie Mae Monthly Accounting Report for its Guaranteed Mortgage Pass-Through Program with appropriate additions and changes, and shall also include information as to the aggregate of the outstanding principal balances of all of the Mortgage Loans as of the last day of the calendar month immediately preceding such Distribution Date. Copies of such statement shall be provided by the Trustee to any Certificateholder and to any Person identified to the Trustee as a prospective transferee of a Certificate, upon request at the expense of the requesting party, provided such statement is delivered by the Servicer to the Trustee.

Section 3.20   Annual Statement as to Compliance.

The Servicer shall deliver to the Trustee, the Depositor, the NIMS Insurer and each Rating Agency, not later than March 15 of each calendar year beginning in the year following the year of execution of this Agreement through and including the calendar year in which a Form 15 Suspension Notice is filed with respect to the Trust and April 30 of each calendar year thereafter, an Officer's Certificate (an "Annual Statement of Compliance") stating that (i) a review of the activities of the Servicer during the preceding calendar year and of performance under this Agreement or other applicable servicing agreement, if any, has been made under such officers' supervision and (ii) to the best of such officers' knowledge, based on such review, the Servicer has fulfilled all of its obligations under this Agreement or other applicable servicing agreement, if any, in all material respects throughout such year, or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof. The Servicer shall deliver a similar Annual Statement of Compliance by any Sub-Servicer to which the Servicer has delegated any servicing responsibilities with respect to the Mortgage Loans, to the Trustee and the Depositor as described above as and when required with respect to the Servicer. Copies of any such statement shall be provided by the Trustee to any Certificateholder and to any Person identified to the Trustee as a prospective transferee of a Certificate, upon the request and at the expense of the requesting party, provided that such statement is delivered by the Servicer to the Trustee.

Section 3.21   Assessments of Compliance and Attestation Reports.

(a)   Pursuant to Rules 13a-18 and 15d-18 of the Exchange Act and Item 1122 of Regulation AB, the Servicer shall deliver to the Depositor on or before March 15 of each calendar year beginning in the year following the year of execution of this Agreement prior to and including the calendar year in which Form 15 Suspension Notice is filed with respect to the Trust and April 30 of each calendar year thereafter, a report regarding the Servicer's assessment of compliance (an "Assessment of Compliance") with the servicing criteria during the preceding calendar year. The Assessment of Compliance must be reasonably satisfactory to the Depositor, and as set forth in Regulation AB, the Assessment of Compliance must contain the following:

(i)   A statement by the Servicer of its responsibility for assessing compliance with the servicing criteria applicable to the Servicer;

(ii)   A statement by the Servicer that it used the servicing criteria applicable to it, including at the minimum those that are specified on Exhibit N hereto, and which will also be attached to the Assessment of Compliance, to assess compliance with the servicing criteria applicable to the Servicer;

(iii)   An assessment by the Servicer of the Servicer's compliance with the applicable servicing criteria for the period consisting of the preceding calendar year, including disclosure of any material instance of noncompliance with respect thereto during such period, which assessment shall be based on the activities it performs with respect to asset-backed securities transactions taken as a whole involving the Servicer, that are backed by the same asset type as the Mortgage Loans;

(iv)   A statement that a registered public accounting firm has issued an attestation report on the Servicer's Assessment of Compliance for the period consisting of the preceding calendar year; and

(v)   A statement as to which of the Servicing Criteria, if any, are not applicable to the Servicer, which statement shall be based on the activities it performs with respect to asset-backed securities transactions taken as a whole involving the Servicer, that are backed by the same asset type as the Mortgage Loans.

(b)   On or before March 15 of each calendar year beginning in the year following the year of execution of this Agreement prior to and including the calendar year in which Form 15 Suspension Notice is filed with respect to the Trust and April 30 of each calendar year thereafter, the Servicer shall furnish to the Depositor a report (an "Attestation Report") by a registered public accounting firm that attests to, and reports on, the Assessment of Compliance made by the Servicer, as required by Rules 13a-18 and 15d-18 of the Exchange Act and Item 1122(b) of Regulation AB, which Attestation Report must be made in accordance with standards for attestation reports issued or adopted by the Public Company Accounting Oversight Board.

(c)   The Servicer shall cause any Sub-Servicer to which the Servicer delegated any of its responsibilities with respect to the Mortgage Loans, and each subcontractor determined by the Servicer to be "participating in the servicing function" within the meaning of Item 1122 of Regulation AB to which the Servicer delegated any of its responsibilities with respect to the Mortgage Loans, to deliver to the Trustee and the Depositor an Assessment of Compliance and Attestation Report as and when provided above.

(d)   Such Assessment of Compliance, as to any Sub-Servicer, shall at a minimum address each of the servicing criteria applicable to it, including at the minimum those that are specified on Exhibit N hereto which are indicated as applicable to any "primary servicer." Notwithstanding the foregoing, as to any subcontractor, an Assessment of Compliance is not required to be delivered unless it is required as part of a Form 10-K with respect to the Trust.

(e)   The Trustee and the Custodian shall also provide to the Depositor an Assessment of Compliance and Attestation Report, as and when provided above, which shall at a minimum address each of the servicing criteria applicable to it, including at the minimum (i) in the case of the Trustee those that are specified on Exhibit N hereto which are indicated as applicable to the "trustee" or (ii) in the case of the Custodian, as provided in the Custodial Agreement.

Section 3.22   Access to Certain Documentation.

The Servicer shall provide to the Office of Thrift Supervision, the FDIC and any other federal or state banking or insurance regulatory authority that may exercise authority over any Certificateholder access to the documentation regarding the Mortgage Loans serviced by the Servicer under this Agreement, as may be required by applicable laws and regulations. Such access shall be afforded without charge, but only upon reasonable request and during normal business hours at the offices of the Servicer designated by it. In addition, access to the documentation regarding the Mortgage Loans serviced by the Servicer under this Agreement sufficient to permit the Certificateholder to comply with applicable regulations of the Office of

Thrift Supervision, the FDIC or any other federal or state banking or insurance regulatory authority with respect to investment in the Certificates will be provided to any Certificateholder that is a savings and loan association, bank or insurance company, upon reasonable request during normal business hours at the offices of the Servicer designated by it at the expense of the Person requesting such access.

Section 3.23   Title, Management and Disposition of REO Property.

(a)   The deed or certificate of sale of any REO Property shall be taken in the name of the Trustee, or its nominee, on behalf of the Trust. The Servicer, on behalf of REMIC 1 (and on behalf of the Trust), shall sell any REO Property as soon as practicable and, in any event, shall either sell any REO Property before the close of the third taxable year after the year REMIC 1 acquires ownership of such REO Property for purposes of Section 860G(a)(8) of the Code or request from the Internal Revenue Service, no later than 60 days before the day on which the three-year grace period would otherwise expire, an extension of the three-year grace period, unless the Servicer shall have delivered to the Trustee, the NIMS Insurer and the Depositor an Opinion of Counsel, addressed to the Trustee, the NIMS Insurer and the Depositor, to the effect that the holding by REMIC 1 of such REO Property subsequent to three years after its acquisition will not result in the imposition on any Trust REMIC of taxes on "prohibited transactions" thereof, as defined in Section 860F of the Code, or cause any Trust REMIC to fail to qualify as a REMIC under Federal law at any time that any Certificates are outstanding. If an extension of the three-year period is granted, the Servicer shall sell the related REO Property no later than 60 days prior to the expiration of such extension period. The Servicer shall manage, conserve, protect and operate each REO Property for the Certificateholders solely for the purpose of its prompt disposition and sale in a manner which does not cause such REO Property to fail to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code or result in the receipt by any Trust REMIC of any "income from non-permitted assets" within the meaning of Section 860F(a)(2)(B) of the Code, or any "net income from foreclosure property" which is subject to taxation under the REMIC Provisions.

(b)   The Servicer shall segregate and hold all funds collected and received in connection with the operation of any REO Property separate and apart from its own funds and general assets and shall establish and maintain, or cause to be established and maintained, with respect to REO Properties an account held in trust for the Trust (the "REO Account"), which shall be an Eligible Account. The Servicer may allow the Collection Account to serve as the REO Account, subject to separate ledgers for each REO Property. The Servicer may retain or withdraw any interest income paid on funds deposited in the REO Account.

(c)   The Servicer shall have full power and authority, subject only to the specific requirements and prohibitions of this Agreement, to do any and all things in connection with any REO Property as are consistent with the manner in which the Servicer manages and operates similar property owned by the Servicer or any of its Affiliates, all on such terms and for such period as the Servicer deems to be in the best interests of Certificateholders. In connection therewith, the Servicer shall deposit, or cause to be deposited in the clearing account (which account must be an Eligible Account) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Servicer's receipt thereof and shall thereafter deposit in the REO Account, in no event more than two Business Days after the deposit of such funds into the clearing account, all revenues received by it with respect to an REO Property and

shall withdraw therefrom funds necessary for the proper operation, management and maintenance of such REO Property including, without limitation:

(i)   all insurance premiums due and payable in respect of such REO Property;

(ii)   all real estate taxes and assessments in respect of such REO Property that may result in the imposition of a lien thereon; and

(iii)   all costs and expenses necessary to maintain such REO Property.

To the extent that amounts on deposit in the REO Account with respect to an REO Property are insufficient for the purposes set forth in clauses (i) through (iii) above with respect to such REO Property, the Servicer shall advance from its own funds as Servicing Advances such amount as is necessary for such purposes if, but only if, the Servicer would make such advances if the Servicer owned the REO Property and if such Servicing Advance would not constitute a Nonrecoverable Advance.

Notwithstanding the foregoing, neither the Servicer nor the Trustee shall:

(i)   authorize the Trust to enter into, renew or extend any New Lease with respect to any REO Property, if the New Lease by its terms will give rise to any income that does not constitute Rents from Real Property;

(ii)   authorize any amount to be received or accrued under any New Lease other than amounts that will constitute Rents from Real Property;

(iii)   authorize any construction on any REO Property, other than construction permitted under Section 856(e)(4)(B) of the Code; or

(iv)   authorize any Person to Directly Operate any REO Property on any date more than 90 days after its date of acquisition by the Trust;

unless, in any such case, the Servicer has obtained an Opinion of Counsel (the cost of which shall constitute a Servicing Advance), a copy of which shall be provided to the NIMS Insurer and the Trustee, to the effect that such action will not cause such REO Property to fail to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code at any time that it is held by REMIC 1, in which case the Servicer may take such actions as are specified in such Opinion of Counsel.

The Servicer may contract with any Independent Contractor for the operation and management of any REO Property, provided that:

(i)   the terms and conditions of any such contract shall not be inconsistent herewith;

(ii)   any such contract shall require, or shall be administered to require, that the Independent Contractor pay all costs and expenses incurred in connection with the operation and management of such REO Property, including those listed above, and remit all related revenues (net of such costs and expenses) to the

Servicer as soon as practicable, but in no event later than thirty days following the receipt thereof by such Independent Contractor;

(iii)   none of the provisions of this Section 3.23(c) relating to any such contract or to actions taken through any such Independent Contractor shall be deemed to relieve the Servicer of any of its duties and obligations to the Trustee on behalf of the Certificateholders with respect to the operation and management of any such REO Property; and

(iv)   the Servicer shall be obligated with respect thereto to the same extent as if it alone were performing all duties and obligations in connection with the operation and management of such REO Property.

The Servicer shall be entitled to enter into any agreement with any Independent Contractor performing services for it related to its duties and obligations hereunder for indemnification of the Servicer by such Independent Contractor, and nothing in this Agreement shall be deemed to limit or modify such indemnification. The Servicer shall be solely liable for all fees owed by it to any such Independent Contractor, irrespective of whether the Servicer's compensation pursuant to Section 3.18 is sufficient to pay such fees; provided, however, that to the extent that any payments made by such Independent Contractor would constitute Servicing Advances if made by the Servicer, such amounts shall be reimbursable as Servicing Advances made by the Servicer.

(d)   In addition to the withdrawals permitted under Section 3.23(c), the Servicer may from time to time make withdrawals from the REO Account for any REO Property: (i) to pay itself or any Sub-Servicer unpaid Servicing Fees in respect of the related Mortgage Loan; and (ii) to reimburse itself or any Sub-Servicer for unreimbursed Servicing Advances and Advances made in respect of such REO Property or the related Mortgage Loan. On the Servicer Remittance Date, the Servicer shall withdraw from each REO Account maintained by it and deposit into the Distribution Account in accordance with Section 3.10(d)(ii), for distribution on the related Distribution Date in accordance with Section 4.01, the income from the related REO Property received during the prior calendar month, net of any withdrawals made pursuant to Section 3.23(c) or this Section 3.23(d).

(e)   Subject to the time constraints set forth in Section 3.23(a), each REO Disposition shall be carried out by the Servicer at such price and upon such terms and conditions as the Servicer shall deem necessary or advisable, as shall be normal and usual in its general servicing activities for similar properties.

(f)   The proceeds from the REO Disposition, net of any amount required by law to be remitted to the Mortgagor under the related Mortgage Loan and net of any payment or reimbursement to the Servicer or any Sub-Servicer as provided above, shall be deposited in the Distribution Account in accordance with Section 3.10(d)(ii) on the Servicer Remittance Date in the month following the receipt thereof for distribution on the related Distribution Date in accordance with Section 4.01. Any REO Disposition shall be for cash only (unless changes in the REMIC Provisions made subsequent to the Startup Day allow a sale for other consideration).

(g)   The Servicer shall file information returns with respect to the receipt of mortgage interest received in a trade or business, reports of foreclosures and abandonments of

any Mortgaged Property and cancellation of indebtedness income with respect to any Mortgaged Property as required by Sections 6050H, 6050J and 6050P of the Code, respectively. Such reports shall be in form and substance sufficient to meet the reporting requirements imposed by such Sections 6050H, 6050J and 6050P of the Code.

Section 3.24   Obligations of the Servicer in Respect of Prepayment Interest Shortfalls.

The Servicer shall deliver to the Trustee for deposit into the Distribution Account on or before 3:00 p.m. New York time on the Servicer Remittance Date from its own funds an amount ("Compensating Interest") equal to the lesser of (i) the aggregate of the Prepayment Interest Shortfalls for the related Distribution Date resulting solely from Principal Prepayments during the related Prepayment Period and (ii) the amount of its aggregate Servicing Fee for the most recently ended calendar month.

Section 3.25   Obligations of the Servicer in Respect of Mortgage Rates and Monthly Payments.

In the event that a shortfall in any collection on or liability with respect to any Mortgage Loan results from or is attributable to adjustments to Mortgage Rates, Monthly Payments or Stated Principal Balances that were made by the Servicer in a manner not consistent with the terms of the related Mortgage Note and this Agreement, the Servicer, upon discovery or receipt of notice thereof, immediately shall deliver to the Trustee for deposit in the Distribution Account from its own funds the amount of any such shortfall and shall indemnify and hold harmless the Trust, the Trustee, the Depositor and any successor servicer in respect of any such liability. Such indemnities shall survive the termination or discharge of this Agreement. Notwithstanding the foregoing, this Section 3.25 shall not limit the ability of the Servicer to seek recovery of any such amounts from the related Mortgagor under the terms of the related Mortgage Note, as permitted by law and shall not be an expense of the Trust.

Section 3.26   Reserve Fund.

No later than the Closing Date, the Trustee, on behalf of the Certificateholders, shall establish and maintain with itself a separate, segregated non-interest bearing trust account titled, "Reserve Fund, Citibank, N.A., as Trustee, in trust for registered Holders of WaMu Asset-Backed Certificates WaMu Series 2007-HE3 Trust." The Trustee shall account for the right to receive payments from the Reserve Fund as property that the Trustee holds separate and apart from the REMIC Regular Interests. On the first Distribution Date, amounts in the Reserve Fund will include any amounts withdrawn from the Interest Coverage Account and deposited in the Reserve Fund pursuant to Section 4.12(c).

(a)   The following amounts shall be deposited into the Reserve Fund:

(i)   On the Closing Date, the Depositor shall deposit, or cause to be deposited, into the Reserve Fund $1,000;

(ii)   On each Distribution Date as to which there is a Net WAC Rate Carryover Amount payable to any of the Class A Certificates or the Mezzanine Certificates, the Trustee has been directed by the Holders of the Class C Certificates to, and therefore shall, deposit into the Reserve Fund the amounts described in Section 4.01(d)(i)(U); and

(iii)   On each Distribution Date as to which there are no Net WAC Rate Carryover Amounts, the Trustee shall deposit into the Reserve Fund on behalf of the Holders of the Class C Certificates, from amounts otherwise distributable to such Class C Certificates, an amount such that when added to other amounts already on deposit in the Reserve Fund, the aggregate amount on deposit therein is equal to $1,000.

(b)   The Reserve Fund shall be treated as an "outside reserve fund" under applicable Treasury regulations and shall not be part of any REMIC created hereunder. For federal and state income tax purposes, the Holders of the Class C Certificates shall be deemed to be the owners of the Reserve Fund and all amounts deposited into the Reserve Fund (other than the initial deposit therein of $1,000) shall be treated as amounts distributed by REMIC 3 to REMIC CX in respect of the Class C Interest, and then distributed by REMIC CX to the Holders of the Class C Certificates. For federal and state income tax purposes, payments in respect of the Class A Certificates and the Mezzanine Certificates of Net WAC Rate Carryover Amounts will not be payments with respect to a "regular interest" in a REMIC within the meaning of Code Section 860G(a)(1).

(c)   By accepting a Class C Certificate, each Holder of a Class C Certificate shall be deemed to have directed the Trustee to, and the Trustee shall pursuant to such direction, deposit into the Reserve Fund the amounts described in Section 3.26(a)(ii) and (a)(iii) above on each Distribution Date. By accepting a Class C Certificate, each Holder of a Class C Certificate further agrees that such direction is given for good and valuable consideration, the receipt and sufficiency of which is acknowledged by such acceptance.

(d)   At the direction of the Holders of a majority in Percentage Interest in the Class C Certificates, the Trustee shall direct any depository institution maintaining the Reserve Fund to invest the funds in such account in one or more Permitted Investments bearing interest or sold at a discount, and maturing, unless payable on demand, (i) no later than the Business Day immediately preceding the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if a Person other than the Trustee or an Affiliate manages or advises such investment, and (ii) no later than the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if the Trustee or an Affiliate manages or advises such investment. If no investment direction of the Holders of a majority in Percentage Interest in the Class C Certificates with respect to the Reserve Fund is received by the Trustee, the Trustee shall invest the funds in the Reserve Fund in Permitted Investments managed by the Trustee or an Affiliate of the kind described in clause (vi) of the definition of Permitted Investments. Notwithstanding the foregoing, any funds in the Reserve Fund shall be invested in Permitted Investments upon and pursuant to written investment directions from the Servicer. All income and gain earned upon such investment shall be deposited into the Reserve Fund. The Trustee shall have no liability for any loss on any investment made pursuant to the terms of this Section 3.26(d).

(e)   For federal tax return and information reporting, the right of the Certificateholders to receive payment on account of the Class A Certificates and the Mezzanine Certificates from the Reserve Fund in respect of any Net WAC Rate Carryover Amount shall be assigned a value of zero.

Section 3.27   Advance Facility.

(a)   The Trustee, on behalf of the Trust, at the direction of the Servicer and with the consent of the NIMS Insurer, is hereby authorized to enter into a facility with any Person which provides that such Person (an "Advancing Person") may make all or a portion of the Advances and/or Servicing Advances to the Trust under this Agreement, although no such facility shall reduce or otherwise affect the Servicer's obligation to fund such Advances and/or Servicing Advances. To the extent that an Advancing Person makes all or a portion of any Advance or any Servicing Advance and provides the Trustee with notice acknowledged by the Servicer that such Advancing Person is entitled to reimbursement, such Advancing Person shall be entitled to receive reimbursement pursuant to this Agreement for such amount to the extent provided in Section 3.27(b). Such notice from the Advancing Person shall specify the amount of the reimbursement and shall specify which Section of this Agreement permits the applicable Advance or Servicing Advance to be reimbursed. The Trustee shall be entitled to rely without independent investigation on the Advancing Person's statement with respect to the amount of any reimbursement pursuant to this Section 3.27 and with respect to the Advancing Person's statement with respect to the Section of this Agreement that permits the applicable Advance or Servicing Advance to be reimbursed. An Advancing Person whose obligations are limited to the making of Advances and/or Servicing Advances shall not be required to meet the qualifications of a Servicer or a Sub-Servicer pursuant to Article VI hereof and will not be deemed to be a Sub-Servicer under this Agreement. If the terms of a facility proposed to be entered into with an Advancing Person by the Trust would not materially and adversely affect the interests of any Certificateholder, then the NIMS Insurer shall not withhold its consent to the Trust's entering into such facility.

(b)   If an advancing facility is entered into, then the Servicer shall not be permitted to reimburse itself under any Section specified or for any amount specified by the Advancing Person in the notice described under Section 3.27(a) above and acknowledged by the Servicer prior to the remittance to the Trust, but instead the Servicer shall include such amounts in the applicable remittance to the Trustee made pursuant to Section 3.10(a). The Trustee is hereby authorized to pay to the Advancing Person reimbursements for Advances and Servicing Advances from the Distribution Account to the same extent the Servicer would have been permitted to reimburse itself for such Advances and/or Servicing Advances in accordance with the specified Sections had the Servicer itself made such Advance or Servicing Advance. The Trustee is hereby authorized to pay directly to the Advancing Person such portion of the Servicing Fee as the parties to any advancing facility may agree.

(c)   All Advances and Servicing Advances made pursuant to the terms of this Agreement shall be deemed made and shall be reimbursed on a "first in-first out" (FIFO) basis.

Section 3.28   PMI Policy; Claims Under the PMI Policy.

Notwithstanding anything to the contrary elsewhere in this Article III, the Servicer shall not agree to any modification or assumption of a PMI Mortgage Loan or take any other action with respect to a PMI Mortgage Loan that could result in denial of coverage under the PMI Policy. The Servicer shall notify the PMI Insurer that the Trustee, as trustee on behalf of the Trust, is the insured, as that term is defined in the PMI Policy, of each PMI Mortgage Loan. The Servicer shall, on behalf of the Trust, prepare and file on a timely basis with the PMI Insurer, with a copy to the Trustee, all claims which may be made under the PMI Policy with respect to

the PMI Mortgage Loans. The Servicer shall take all actions required under the PMI Policy as a condition to the payment of any such claim. Any amount received from the PMI Insurer with respect to any such PMI Mortgage Loan shall be deposited by the Servicer, no later than two Business Days following receipt thereof, into the Collection Account. On each Servicer Remittance Date, the Servicer shall pay to the PMI Insurer the PMI Insurer Fee for such Distribution Date from the amounts on deposit in the Collection Account prior to transferring any amounts in the Collection Account to the Trustee for deposit into the Distribution Account.

Section 3.29   Swap Agreement.

The Depositor hereby directs the Supplemental Interest Trust Trustee to execute and deliver on behalf of the Supplemental Interest Trust the Swap Agreement and authorizes and directs the Supplemental Interest Trust Trustee to perform its obligations thereunder on behalf of the Supplemental Interest Trust in accordance with the terms of the Swap Agreement. The Depositor hereby authorizes and directs the Supplemental Interest Trust Trustee to ratify on behalf of the Supplemental Interest Trust, as the Supplemental Interest Trust's own actions, the terms agreed to by the Depositor (or any of its Affiliates) in relation to the Swap Agreement, as reflected in the Swap Agreement, and the Supplemental Interest Trust Trustee hereby so ratifies the Swap Agreement. The Supplemental Interest Trust Trustee shall amend of the Swap Agreement in accordance with its terms and as requested by a party to the Swap Agreement to cure any ambiguity in or correct or supplement any provision of the Swap Agreement, provided, however, that where compliance with the Rating Agency Condition (as defined in the Swap Agreement) is required under the Swap Agreement, the Supplemental Interest Trust Trustee shall have received a prior written confirmation from each applicable Rating Agency that such amendment would not cause such Rating Agency to downgrade or withdraw the then current ratings of any outstanding Class A Certificates or Mezzanine Certificates. On the Closing Date, the Supplemental Interest Trust Trustee shall enter into the Swap Agreement, solely on behalf of the Supplemental Interest Trust, with the Swap Counterparty. The Swap Agreement shall be part of the Trust Fund but not part of any REMIC. The Swap Counterparty is the calculation agent under the Swap Agreement and shall calculate all amounts pursuant to the Swap Agreement and notify the Supplemental Interest Trust Trustee of all such amounts. The Supplemental Interest Trust Trustee shall not be obligated to enter into any amendment to the Swap Agreement that would in its reasonable judgment adversely affect or alter its duties, obligations, liabilities or protections thereunder.

Section 3.30   Replacement Swap Agreement.

(a)   The Supplemental Interest Trust Trustee shall, solely on behalf of the Supplemental Interest Trust, at the direction of the NIMS Insurer or, with the consent of the NIMS Insurer, at the direction of the Depositor, in the event the Swap Agreement is terminated as a result of the designation by either party thereto of an Early Termination Date, enter into a replacement swap agreement with a replacement counterparty designated by the Depositor or the NIMS Insurer, as applicable. Such replacement swap agreement shall be upon such terms and conditions as shall be determined by the NIMS Insurer or, with the consent of the NIMS Insurer, at the direction of the Depositor, provided, however, that such terms shall not impose on the Supplemental Interest Trust Trustee any duties, burdens obligations or liabilities in its individual capacity not otherwise acceptable to it, provided that such consent shall not be unreasonably withheld.

(b)   Notwithstanding anything to the contrary herein, any Swap Termination Payment received by the Supplemental Interest Trust Trustee shall be deposited in the Supplemental Interest Account and shall be used to make any upfront payment required under a replacement swap agreement and any upfront payment (the "Replacement Payment") received by the Supplemental Interest Trust Trustee from the counterparty to a replacement swap agreement shall be used to pay any Swap Termination Payment owed to the Swap Counterparty that is being replaced. The Swap Counterparty that is being replaced shall have first priority as to such Replacement Payments versus all other creditors of the Supplemental Interest Trust Trustee, and the Supplemental Interest Trust Trustee shall pay from the Replacement Payments received the lesser of (x) the Replacement Payments so received and (y) any Swap Termination Payment owed to the Swap Counterparty (to the extent not already paid by the Supplemental Interest Trust Trustee) that is being replaced immediately upon receipt.

(c)   Notwithstanding anything contained herein, in the event that a replacement swap agreement cannot be obtained within 30 days after receipt by the Supplemental Interest Trust Trustee of the Swap Termination Payment paid by the terminated Swap Counterparty, the Supplemental Interest Trust Trustee will deposit the Swap Termination Payment into a separate, non-interest bearing reserve account and shall, on each Distribution Date, withdraw from the amount then remaining on deposit in such reserve account (the "Swap Termination Reserve Account"), an amount equal to the Net Counterparty Payment, if any, that would have been paid to the Supplemental Interest Trust Trustee by the original Swap Counterparty (computed in accordance with the terms of the original Swap Agreement) and distribute such amount in accordance with Section 4.01(d)(iv)(B) of this Agreement. The Supplemental Interest Trust Trustee shall not be required to establish the Swap Termination Reserve Account until one day prior to such deposit of the Swap Termination Payment.

(d)   If a downgrade event (described in Part 5(b) of Schedule to the Swap Agreement) occurs, the Supplemental Interest Trust Trustee shall, promptly after a Responsible Officer of the Supplemental Interest Trust Trustee has received actual knowledge or written notice of the reduction or withdrawal of the rating (it being understood that the Supplemental Interest Trust Trustee has no duty to monitor the ratings of the Swap Counterparty), request the Swap Counterparty to take actions required to be taken by the Swap Counterparty by Part 5(b) of Schedule to the Swap Agreement.

Section 3.31   Swap Counterparty Default

In the event that the Swap Counterparty fails to perform any of its obligations under the Swap Agreement (including, without limitation, its obligation to make any payment or transfer collateral), or breaches any of its representations and warranties thereunder, or in the event that any Event of Default, Termination Event, or Additional Termination Event (each as defined in the Swap Agreement) occurs with respect to the Swap Agreement, the Supplemental Interest Trust Trustee shall, promptly following actual notice of such failure, breach or event, notify the Depositor and send any notices and make any demands, on behalf of the Supplemental Interest Trust, required to enforce the rights of the Supplemental Interest Trust under the Swap Agreement (subject to Section 8.02(a)(viii)).

In the event that the Swap Counterparty's obligations are guaranteed by a third party under a guaranty relating to the Swap Agreement (such guaranty the "Guaranty" and such third party the "Guarantor"), then to the extent that the Swap Counterparty fails to make any

payment by the close of business on the day it is required to make payment under the terms of the Swap Agreement, the Supplemental Interest Trust Trustee shall, promptly following actual notice of the Swap Counterparty's failure to pay, demand that the Guarantor make any and all payments then required to be made by the Guarantor pursuant to such Guaranty; provided, that the Supplemental Interest Trust Trustee shall in no event be liable for any failure or delay in the performance by the Swap Counterparty or any Guarantor of its obligations hereunder or pursuant to the Swap Agreement and the Guaranty, nor for any special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits) in connection therewith.

ARTICLE IV

FLOW OF FUNDS

Section 4.01   Distributions.

(a)   On each Distribution Date, the Trustee shall withdraw from the Distribution Account that portion of the Available Funds for such Distribution Date consisting of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group I Interest Remittance Amount or the Group II Interest Remittance Amount remaining for such Distribution Date:

(i)   The Group I Interest Remittance Amount shall be distributed as follows:

(A)   *first*, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, the Group I Net Swap Payment, provided a Swap Default with respect to the Swap Counterparty has not occurred and is not continuing, and any unpaid Group I Swap Termination Payment not caused by a Derivative Provider Trigger Event, including any amount remaining unpaid from prior Distribution Dates, as applicable for the related Distribution Date;

(B)   *second*, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, the Group II Net Swap Payment, provided a Swap Default with respect to the Swap Counterparty has not occurred and is not continuing, and any unpaid Group II Swap Termination Payment not caused by a Derivative Provider Trigger Event, including any amount remaining unpaid from prior Distribution Dates, as applicable for the related Distribution Date to the extent not paid pursuant to Section 4.01(a)(ii)(A);

(C)   *third*, to the Final Maturity Reserve Trust, the Group I Final Maturity Reserve Amount, if any, for such Distribution Date;

(D)   *fourth*, to the Final Maturity Reserve Trust, the Group II Final Maturity Reserve Amount, if any, for such Distribution Date, to the extent not paid pursuant to Section 4.01(a)(ii)(C);

(E)   *fifth*, to the Class I-A Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Class; and

(F)   *sixth*, concurrently, to the Class II-A1 Certificates, the Class II-A2 Certificates, the Class II-A3 Certificates, the Class II-A4 Certificates and the Class II-A5 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Classes, in each case, to the extent not paid pursuant to Section 4.01(a)(ii)(E), allocated among the Class II-A1 Certificates, the Class II-A2 Certificates, the Class II-A3 Certificates, the Class II-A4 Certificates and the Class II-A5 Certificates, *pro rata*, based on their respective entitlements.

(ii)   The Group II Interest Remittance Amount shall be distributed as follows:

(A)   *first*, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, the Group II Net Swap Payment, provided a Swap Default with respect to the Swap Counterparty has not occurred and is not continuing, and any unpaid Group II Swap Termination Payment not caused by a Derivative Provider Trigger Event, including any amount remaining unpaid from prior Distribution Dates, as applicable for the related Distribution Date;

(B)   *second*, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, the Group I Net Swap Payment, provided a Swap Default with respect to the Swap Counterparty has not occurred and is not continuing, and any unpaid Group I Swap Termination Payment not caused by a Derivative Provider Trigger Event, including any amount remaining unpaid from prior Distribution Dates, as applicable for the related Distribution Date to the extent not paid pursuant to Section 4.01(a)(i)(A);

(C)   *third*, to the Final Maturity Reserve Trust, the Group II Final Maturity Reserve Amount, if any, for such Distribution Date;

(D)   *fourth*, to the Final Maturity Reserve Trust, the Group I Final Maturity Reserve Amount, if any, to the extent not paid pursuant to Section 4.01(a)(i)(C);

(E)   *fifth*, concurrently, to the Class II-A1 Certificates, the Class II-A2 Certificates, the Class II-A3 Certificates, the Class II-A4 Certificates and the Class II-A5 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Classes, in each case allocated among the Class II-A1 Certificates, the Class II-A2 Certificates, the Class II-A3 Certificates, the Class II-A4 Certificates and the Class II-A5 Certificates, *pro rata*, based on their respective entitlements; and

(F)   *sixth*, to the Class I-A Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Class, to the extent not paid pursuant to Section 4.01(a)(i)(E).

(iii)   The sum of any Group I Interest Remittance Amount and Group II Interest Remittance Amount remaining undistributed following the distributions pursuant to Sections 4.01(a)(i) and (ii) shall be distributed as follows:

first, to the Class M-1 Certificates, the related Monthly Interest Distributable Amount;

second, to the Class M-2 Certificates, the related Monthly Interest Distributable Amount;

third, to the Class M-3 Certificates, the related Monthly Interest Distributable Amount;

fourth, to the Class M-4 Certificates, the related Monthly Interest Distributable Amount;

fifth, to the Class M-5 Certificates, the related Monthly Interest Distributable Amount;

sixth, to the Class M-6 Certificates, the related Monthly Interest Distributable Amount;

seventh, to the Class M-7 Certificates, the related Monthly Interest Distributable Amount;

eighth, to the Class M-8 Certificates, the related Monthly Interest Distributable Amount; and

ninth, to the Class M-9 Certificates, the related Monthly Interest Distributable Amount.

(iv)   Any Group I Interest Remittance Amount or any Group II Interest Remittance Amount remaining undistributed following distributions pursuant to Section 4.01(a)(iii) shall be used in determining the amount of Net Monthly Excess Cashflow, if any, for such Distribution Date.

(b)   On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Class A Certificates and the Mezzanine Certificates shall be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in the following amounts and order of priority:

(i)   the Group I Principal Distribution Amount will be distributed as follows:

(A)   *first*, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, the Group I Net Swap Payment, provided a Swap Default with respect to the Swap Counterparty has not occurred and is not continuing, and any unpaid Group I Swap Termination Payment not caused by a Derivative Provider Trigger Event, including any amount remaining unpaid from

prior Distribution Dates, as applicable, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount for such Distribution Date;

(B)   *second*, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, the Group II Net Swap Payment, provided a Swap Default with respect to the Swap Counterparty has not occurred and is not continuing, and any unpaid Group II Swap Termination Payment not caused by a Derivative Provider Trigger Event, including any amount remaining unpaid from prior Distribution Dates, as applicable, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount, the Group II Interest Remittance Amount and the Group II Principal Distribution Amount for such Distribution Date;

(C)   *third*, to the Final Maturity Reserve Trust, the Group I Final Maturity Reserve Amount, if any, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount for such Distribution Date;

(D)   *fourth*, to the Final Maturity Reserve Trust, the Group II Final Maturity Reserve Amount, if any, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount, the Group II Interest Remittance Amount and the Group II Principal Distribution Amount for such Distribution Date;

(E)   *fifth*, to the Class I-A Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and

(F)   *sixth*, to the Group II Senior Certificates (allocated among the Group II Senior Certificates in the priority described in Section 4.01(b)(v)), until the Certificate Principal Balances thereof have been reduced to zero.

(ii)   the Group II Principal Distribution Amount will be distributed as follows:

(A)   *first*, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, the Group II Net Swap Payment, provided a Swap Default with respect to the Swap Counterparty has not occurred and is not continuing, and any unpaid Group II Swap Termination Payment not caused by a Derivative Provider Trigger Event, including any amount remaining unpaid from prior Distribution Dates, as applicable, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount for such Distribution Date;

(B)   *second*, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, the Group I Net Swap Payment, provided a Swap Default with respect to the Swap Counterparty has not occurred and is not continuing, and any unpaid Group I Swap Termination Payment not caused by a Derivative Provider Trigger Event, including any amount remaining unpaid from prior Distribution Dates, as applicable, remaining unpaid after giving effect to the

distribution of the Group I Interest Remittance Amount, the Group II Interest Remittance Amount and the Group I Principal Distribution Amount for such Distribution Date;

(C)   *third*, to the Final Maturity Reserve Trust, the Group II Final Maturity Reserve Amount, if any, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount for such Distribution Date;

(D)   *fourth*, to the Final Maturity Reserve Trust, the Group I Final Maturity Reserve Amount, if any, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount, the Group II Interest Remittance Amount and the Group I Principal Distribution Amount for such Distribution Date;

(E)   *fifth*, to the Group II Senior Certificates (allocated among the Group II Senior Certificates in the priority described in Section 4.01(b)(v)) until the Certificate Principal Balances thereof have been reduced to zero; and

(F)   *sixth*, to the Class I-A Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

(iii)   the sum of any Group I Principal Distribution Amount and Group II Principal Distribution Amount remaining undistributed following the distributions pursuant to Sections 4.01(b)(i) and (ii) shall be distributed in the following order of priority:

first, to the Class M-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

second, to the Class M-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

third, to the Class M-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

fourth, to the Class M-4 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

fifth, to the Class M-5 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

sixth, to the Class M-6 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

seventh, to the Class M-7 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

eighth, to the Class M-8 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and

ninth, to the Class M-9 Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

(iv)   Any principal remaining undistributed pursuant to Sections 4.01(b)(i), (ii) and (iii) above shall be used in determining the amount of Net Monthly Excess Cashflow, if any, for such Distribution Date.

(v)   With respect to the Group II Senior Certificates, all principal distributions will be allocated to the Class II-A5 Certificates and the Sequential Group II Certificates, pro rata, based on its Certificate Principal Balance (with respect to the Class II-A5 Certificates) or based on their aggregate Certificate Principal Balance (with respect to the Sequential Group II Certificates). With respect to the Sequential Group II Certificates, all principal distributions will be allocated sequentially, to the Class II-A1 Certificates, the Class II-A2 Certificates, the Class II-A3 Certificates and the Class II-A4 Certificates, in each case, until their Certificate Principal Balances have been reduced to zero, with the exception that beginning on the first Distribution Date on or after which the Certificate Principal Balances of the Mezzanine Certificates have been reduced to zero and the Net Monthly Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover Realized Losses on the Group II Mortgage Loans, principal distributions among the Group II Senior Certificates will be allocated, pro rata, based on their Certificate Principal Balances, in each case, until their Certificate Principal Balances have been reduced to zero.

(c)   On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Class A Certificates and the Mezzanine Certificates shall be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in the following amounts and order of priority:

(i)   the Group I Principal Distribution Amount will be distributed as follows:

(A)   *first*, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, the Group I Net Swap Payment, provided a Swap Default with respect to the Swap Counterparty has not occurred and is not continuing, and any unpaid Group I Swap Termination Payment (including any amount not paid on prior Distribution Dates) (unless the Swap Counterparty is the Defaulting Party or the sole Affected Party (each, as defined in the Swap Agreement)), as applicable, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount for such Distribution Date;

(B)   *second*, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, the Group II Net Swap Payment, provided a Swap Default with respect to the Swap Counterparty has not occurred and is not continuing, and any unpaid Group II Swap Termination Payment (including any amount not paid on prior Distribution Dates) (unless the Swap Counterparty is the Defaulting Party or the sole Affected Party (each, as defined in the Swap Agreement)), as applicable, remaining unpaid after giving effect to the

distribution of the Group I Interest Remittance Amount, the Group II Interest Remittance Amount and the Group II Principal Distribution Amount for such Distribution Date;

(C)   *third*, to the Final Maturity Reserve Trust, the Group I Final Maturity Reserve Amount, if any, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount for such Distribution Date;

(D)   *fourth*, to the Final Maturity Reserve Trust, the Group II Final Maturity Reserve Amount, if any, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount, the Group II Interest Remittance Amount and the Group II Principal Distribution Amount for such Distribution Date;

(E)   *fifth*, to the Class I-A Certificates, the Group I Senior Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(F)   *sixth*, to the Group II Senior Certificates, the Group II Senior Principal Distribution Amount, to the extent not paid pursuant to Section 4.01(c)(ii)(E) (allocated among the Group II Senior Certificates in the priority described in Section 4.01(c)(v)), until the Certificate Principal Balances thereof have been reduced to zero.

(ii)   the Group II Principal Distribution Amount will be distributed as follows:

(A)   *first*, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, the Group II Net Swap Payment, provided a Swap Default with respect to the Swap Counterparty has not occurred and is not continuing, and any unpaid Group II Swap Termination Payment (including any amount not paid on prior Distribution Dates) (unless the Swap Counterparty is the Defaulting Party or the sole Affected Party (each, as defined in the Swap Agreement)), as applicable, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount for such Distribution Date;

(B)   *second*, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, the Group I Net Swap Payment, provided a Swap Default with respect to the Swap Counterparty has not occurred and is not continuing, and any unpaid Group I Swap Termination Payment (including any amount not paid on prior Distribution Dates) (unless the Swap Counterparty is the Defaulting Party or the sole Affected Party (each, as defined in the Swap Agreement)), as applicable, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount, the Group II Interest Remittance Amount and the Group I Principal Distribution Amount for such Distribution Date;

(C)   *third*, to the Final Maturity Reserve Trust, the Group II Final Maturity Reserve Amount, if any, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount for such Distribution Date;

(D)   *fourth*, to the Final Maturity Reserve Trust, the Group I Final Maturity Reserve Amount, if any, remaining unpaid after giving effect to the distribution of the Group I Interest Remittance Amount, the Group II Interest Remittance Amount and the Group I Principal Distribution Amount for such Distribution Date;

(E)   *fifth*, to the Group II Senior Certificates, the Group II Senior Principal Distribution Amount (allocated among the Group II Senior Certificates in the priority described in Section 4.01(c)(v)), until the Certificate Principal Balances thereof have been reduced to zero; and

(F)   *sixth*, to the Class I-A Certificates, the Group I Senior Principal Distribution Amount, to the extent not paid pursuant to Section 4.01(c)(i)(E), until the Certificate Principal Balance thereof has been reduced to zero.

(iii)   the sum of any Group I Principal Distribution Amount and Group II Principal Distribution Amount remaining undistributed following the distribution pursuant to Sections 4.01(c)(i) and (ii) shall be distributed in the following order of priority:

first, to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

second, to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

third, to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

fourth, to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

fifth, to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

sixth, to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

seventh, to the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

eighth, to the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

ninth, to the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

(iv)   Any principal remaining undistributed following distributions pursuant to Sections 4.01(c)(i), (ii) and (iii) shall be used in determining the amount of Net Monthly Excess Cashflow, if any, for such Distribution Date.

(v)   With respect to the Group II Senior Certificates, all principal distributions will be allocated to the Class II-A5 Certificates and the Sequential Group II Certificates, pro rata, based on its Certificate Principal Balance (with respect to the Class II-A5 Certificates) or based on their aggregate Certificate Principal Balance (with respect to the Sequential Group II Certificates). With respect to the Sequential Group II Certificates, all principal distributions will be allocated sequentially, to the Class II-A1 Certificates, the Class II-A2 Certificates, the Class II-A3 Certificates and the Class II-A4 Certificates, in each case, until their Certificate Principal Balances have been reduced to zero, with the exception that beginning on the first Distribution Date on or after which the Certificate Principal Balances of the Mezzanine Certificates have been reduced to zero and the Net Monthly Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover realized losses on the Group II Mortgage Loans, principal distributions among the Group II Senior Certificates will be allocated, pro rata, based on their Certificate Principal Balances, in each case, until their Certificate Principal Balances have been reduced to zero.

(d)   (i) On each Distribution Date, the Trustee shall distribute any Net Monthly Excess Cashflow in the following order of priority, in each case to the extent of the Net Monthly Excess Cashflow remaining undistributed:

(A)   to the Class or Classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the sum of any Extra Principal Distribution Amount and the Remaining Principal Distribution Amount for such Distribution Date, payable to such Class or Classes of Certificates as part of the Group I Principal Distribution Amount or the Group II Principal Distribution Amount, as applicable, pursuant to Section 4.01(b) or Section 4.01(c) above, as applicable;

(B)   concurrently, to the Class A Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Classes for such Distribution Date to the extent remaining unpaid after distribution of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount on

such Distribution Date, allocated among such classes, pro rata, based on their respective entitlements;

(C) to the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(D) to the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(E) to the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(F) to the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(G) to the Class M-3 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(H) to the Class M-3 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(I) to the Class M-4 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(J) to the Class M-4 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(K) to the Class M-5 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(L) to the Class M-5 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(M) to the Class M-6 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(N) to the Class M-6 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(O)   to the Class M-7 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(P)   to the Class M-7 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(Q)   to the Class M-8 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(R)   to the Class M-8 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(S)   to the Class M-9 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(T)   to the Class M-9 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(U)   to the Reserve Fund, the amount equal to the difference between any Net WAC Rate Carryover Amounts with respect to the Class A Certificates and the Mezzanine Certificates for such Distribution Date and any amounts deposited in the Reserve Fund pursuant to this Section 4.01(d)(i)(U) that were not distributed on prior Distribution Dates (or, if no Net WAC Rate Carryover Amounts are payable to such Classes of Certificates on such Distribution Date, to the Reserve Fund, an amount such that when added to other amounts already on deposit in the Reserve Fund, the aggregate amount on deposit therein is equal to $1,000);

(V)   to the Supplemental Interest Trust Trustee, for payment to the Swap Counterparty, any unpaid Swap Termination Payment caused by a Derivative Provider Trigger Event payable by the Supplemental Interest Trust Trustee including any amount remaining unpaid from prior Distribution Dates;

(W)   to the Final Maturity Reserve Trust, the Supplemental Final Maturity Reserve Amount for such Distribution Date;

(X)   if such Distribution Date follows the Prepayment Period during which occurs the latest date on which a Prepayment Charge may be required to be paid in respect of any Mortgage Loans, to REMIC PX, as holder of the Class P Interest, in reduction of the Uncertificated Principal Balance thereof, until the Uncertificated Principal Balance thereof is reduced to zero;

(Y)   to REMIC CX, as holder of the Class C Interest, the sum of (A) the Monthly Interest Distributable Amount for the Class C Interest, plus (B)

until the Uncertificated Principal Balance of the Class C Interest is reduced to zero, any Overcollateralization Release Amount for such Distribution Date, plus (C) until the Uncertificated Principal Balance of the Class C Interest is reduced to zero, on any Distribution Date on which the Certificate Principal Balances of the Class A Certificates and the Mezzanine Certificates has been reduced to zero, any remaining amounts for such Distribution Date (in both cases, net of such portion of amounts payable pursuant to this Section 4.01(d)(i)(Y) that were paid pursuant to Section 4.01(d)(i)(U) above); and

(Z)   any remaining amounts to the Class R Certificates (in respect of the appropriate Class R-3 Interest).

(ii)   On each Distribution Date, after making the distributions of the Available Funds as provided in this Section 4.01 (except pursuant to Section 4.01(d)(iii)), the Trustee shall withdraw from the Reserve Fund the amounts on deposit therein and shall distribute such amounts in the following order of priority: first, concurrently, to the Class A Certificates, up to the amount of the related Net WAC Rate Carryover Amount, allocated among the Class A Certificates, pro rata, based on their respective Net WAC Rate Carryover Amounts; then, to the Mezzanine Certificates, up to the amount of the related Net WAC Rate Carryover Amount, in the following order of priority: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates and ninth to the Class M-9 Certificates, in each case to the extent of such amounts remaining in the Reserve Fund.

On the Distribution Date on which the Certificate Principal Balance of the Class A Certificates and the Mezzanine Certificates has been reduced to zero, after making all other distributions on such Distribution Date (including to the Class A Certificates and the Mezzanine Certificates out of the Reserve Fund), the Trustee shall distribute all remaining amounts in the Reserve Fund to the Class C Certificates.

(iii)   On the earlier of the Distribution Date in May 2037 and the termination of the Trust after giving effect to all other distributions pursuant to this Section 4.01, the Trustee shall withdraw from the Final Maturity Reserve Account funds on deposit therein and shall distribute such amounts in the following order of priority:

(A)   concurrently, to the Class A Certificates, in reduction of their respective Certificate Principal Balances, pro rata, based on their Certificate Principal Balances, until the Certificate Principal Balances thereof have been reduced to zero;

(B)   to the Mezzanine Certificates, in reduction of their respective Certificate Principal Balances, in the following order of priority: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates and ninth to the Class M-9

Certificates, in each case until the Certificate Principal Balances thereof have been reduced to zero;

(C)   concurrently, to the Class A Certificates, up to the amount of the related Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Classes remaining unpaid after giving effect to all other distributions pursuant to this Section 4.01, in each case allocated among the Class A Certificates, pro rata, based on their Monthly Interest Distributable Amounts and any Unpaid Interest Shortfall Amounts;

(D)   to the Mezzanine Certificates, up to the amount of the related Monthly Interest Distributable Amount for such Classes remaining unpaid after giving effect to all other distributions pursuant to this Section 4.01, allocated among the Mezzanine Certificates in the following order of priority: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates and ninth to the Class M-9 Certificates;

(E)   to the Mezzanine Certificates, up to the amount of any related Unpaid Interest Shortfall Amount for such Classes remaining unpaid after giving effect to all other distributions pursuant to this Section 4.01, allocated among the Mezzanine Certificates in the following order of priority: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates and ninth to the Class M-9 Certificates;

(F)   concurrently, to the Class A Certificates, up to the amount of the related Net WAC Rate Carryover Amount remaining unpaid after giving effect to all other distributions pursuant to this Section 4.01, allocated among the Class A Certificates, pro rata, based on their unpaid Net WAC Rate Carryover Amounts;

(G)   to the Mezzanine Certificates, up to the amount of the related Net WAC Rate Carryover Amount remaining unpaid after giving effect to all other distributions pursuant to this Section 4.01, in the following order of priority: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates and ninth to the Class M-9 Certificates;

(H)   to the Mezzanine Certificates, up to the amount of the related Allocated Realized Loss Amount remaining unpaid after giving effect to all other distributions pursuant to this Section 4.01, in the following order of priority: first to the Class M-1 Certificates, second to the Class M-2 Certificates,

third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates and ninth to the Class M-9 Certificates;

(I)   to the Supplemental Interest Trust Trustee, for payment to the Swap Counterparty, any unpaid Swap Termination Payment caused by a Derivative Provider Trigger Event payable by the Supplemental Interest Trust Trustee, including any amount remaining unpaid from prior Distribution Dates to the extent not paid with Net Monthly Excess Cashflow on such Distribution Date; and

(J)   to the Class C Certificates, any remaining amount.

Amounts held by the Final Maturity Reserve Trust shall be deemed to be distributed first from amounts received from the Supplemental Interest Trust, if any, and then from all other amounts. Except as provided in the preceding sentence, all amounts distributable to the Class I-A Certificates on account of the Mortgage Loans, shall be distributable first on account of the Group I Mortgage Loans. On the Distribution Date on which the funds are distributed from the Final Maturity Reserve Trust pursuant to this Section 4.01(d)(iii), after making all distributions pursuant to this Section 4.01(d)(iii) (other than pursuant to Section 4.01(d)(iii)(J)), the Trustee shall distribute to itself all amounts remaining in the Final Maturity Reserve Trust that were deposited in the Final Maturity Reserve Account from the Supplemental Interest Trust and shall distribute all other amounts remaining in the Final Maturity Reserve Trust pursuant to Section 4.01(d)(iii)(J).

(iv)   On each Distribution Date, the Supplemental Interest Trust Trustee shall withdraw from the Supplemental Interest Account the amounts equal to the Net Swap Payment and the Swap Termination Payment payable by the Supplemental Interest Trust Trustee, on behalf of the Supplemental Interest Trust, that are required to be deposited in the Supplemental Interest Account pursuant to this Section 4.01 with respect to such Distribution Date and shall distribute such amounts to the Swap Counterparty on such Distribution Date. On each Distribution Date, the Supplemental Interest Trust Trustee shall withdraw from the Supplemental Interest Account the Net Counterparty Payment and the Swap Termination Payment payable by the Swap Counterparty and received by the Supplemental Interest Trust Trustee from the Swap Counterparty and deposited in the Supplemental Interest Account and the initial deposit of $1,000 and shall distribute such amounts as follows (provided the Swap Termination Payment shall be distributed as provided in Section 3.30(c)):

(A)   *first*, for payment to the Swap Counterparty, any unpaid Swap Termination Payment not caused by a Derivative Provider Trigger Event payable by the Supplemental Interest Trust Trustee, on behalf of the Supplemental Interest Trust, including any amount remaining unpaid from prior Distribution Dates; and

(B)   *second*, for payment in the amounts and in accordance with priorities (A) through (Y) of Section 4.01(d)(i) to the extent not paid with Net Monthly Excess Cashflow on such Distribution Date; provided, that any amounts

distributable pursuant to this Section 4.01(d)(iv)(B) to the Seller or any of its Affiliates as the Holder of the Class C Certificates, owner trust certificates, preference shares, subordinate note or another instrument representing the right to receive the proceeds of the trust estate securing payments on the NIM Notes after all of the NIM Notes have been paid off or otherwise no longer outstanding, shall not be distributed pursuant to Section 4.01(d)(i)(Y) and instead will be held in the Supplemental Interest Account and distributed in the manner and priority set forth below.

provided, however, that the amount that shall be distributed pursuant to Section 4.01(d)(iv)(B) priority (1) cannot exceed the aggregate Realized Losses reduced by the aggregate of amounts previously distributed pursuant to this Section 4.01(d)(iv)(B) priority (1).

Any amounts in the Supplemental Interest Account received from the Swap Counterparty and not distributed on a Distribution Date after payments pursuant to Section 4.01(d)(iv)(B) will remain in the Supplemental Interest Account and be distributed pursuant to Section 4.01(d)(iv)(B) on the next Distribution Date. On the Distribution Date on which the Certificate Principal Balance of the Class A Certificates and the Mezzanine Certificates has been reduced to zero, after making all other distributions on such Distribution Date (including to the Class A Certificates and the Mezzanine Certificates out of the Supplemental Interest Account), the Supplemental Interest Trust Trustee shall distribute all remaining amounts in the Supplemental Interest Account to itself.

(v)   On each Distribution Date, all amounts representing Prepayment Charges in respect of the Mortgage Loans received during the related Prepayment Period shall be withdrawn from the Distribution Account and distributed by the Trustee to the Class P Interest, and shall not be available for distribution to any other Class of Certificates. On each Distribution Date, all amounts representing any Servicer Prepayment Charge Payment Amounts paid by or collected by the Servicer during the related Prepayment Period shall be withdrawn from the Distribution Account and distributed by the Trustee to the Class P Interest, and shall not be available for distribution to any other Class of Certificates. The payment of the foregoing amounts in respect of such Regular Interests shall not reduce the Uncertificated Principal Balance thereof.

(e)   [Reserved].

(f)   All distributions made with respect to each Class of Certificates on each Distribution Date shall be allocated pro rata among the outstanding Certificates in such Class based on their respective Percentage Interests. Payments in respect of each Class of Certificates on each Distribution Date will be made to the Holders of the respective Class of record on the related Record Date (except as otherwise provided in this Section 4.01 or Section 9.01 respecting the final distribution on such Class), based on the aggregate Percentage Interest represented by their respective Certificates, and shall be made by wire transfer of immediately available funds to the account of any such Holder at a bank or other entity having appropriate facilities therefor, if such Holder shall have so notified the Trustee in writing at least five Business Days prior to the Record Date immediately prior to such Distribution Date and is the registered owner of Certificates having an initial aggregate Certificate Principal Balance or Notional Amount that is in excess of the lesser of (i) $5,000,000 or (ii) two-thirds of the Original Class Certificate

Principal Balance or Original Class Notional Amount of such Class of Certificates, or otherwise by check mailed by first class mail to the address of such Holder appearing in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the Corporate Trust Office of the Trustee or such other location specified in the notice to Certificateholders of such final distribution.

Each distribution with respect to a Book-Entry Certificate shall be paid to the Depository, which shall credit the amount of such distribution to the accounts of its Depository Participants in accordance with its normal procedures. Each Depository Participant shall be responsible for disbursing such distribution to the Certificate Owners that it represents and to each indirect participating brokerage firm (a "brokerage firm" or "indirect participating firm") for which it acts as agent. Each brokerage firm shall be responsible for disbursing funds to the Certificate Owners that it represents. All such credits and disbursements with respect to a Book-Entry Certificate are to be made by the Depository and the Depository Participants in accordance with the provisions of the Certificates. None of the Trustee, the Delaware Trustee, the Depositor, the Servicer or the Seller shall have any responsibility therefor except as otherwise provided by applicable law.

(g)   The rights of the Certificateholders to receive distributions in respect of the Certificates, and all interests of the Certificateholders in such distributions, shall be as set forth in this Agreement. None of the Holders of any Class of Certificates, the Trustee, the Delaware Trustee or the Servicer shall in any way be responsible or liable to the Holders of any other Class of Certificates in respect of amounts properly previously distributed on the Certificates.

(h)   Except as otherwise provided in Section 9.01, whenever the Trustee expects that the final distribution with respect to any Class of Certificates shall be made on the next Distribution Date, the Trustee shall, no later than three (3) days before the related Distribution Date, mail to the NIMS Insurer and each Holder on such date of such Class of Certificates a notice to the effect that:

(i)   the Trustee expects that the final distribution with respect to such Class of Certificates will be made on such Distribution Date but only upon presentation and surrender of such Certificates at the office of the Trustee therein specified, and

(ii)   no interest shall accrue on such Certificates from and after the end of the related Accrual Period.

Any funds not distributed to any Holder or Holders of Certificates of such Class on such Distribution Date because of the failure of such Holder or Holders to tender their Certificates shall, on such date, be set aside and held in trust by the Trustee and credited to the account of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been given pursuant to this Section 4.01(h) shall not have been surrendered for cancellation within six months after the time specified in such notice, the Trustee shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Trustee shall, directly or through an agent, mail a final notice to the remaining non-tendering Certificateholders concerning surrender of their Certificates but shall continue to hold any remaining funds for the

benefit of non-tendering Certificateholders. The costs and expenses of maintaining the funds in trust and of contacting such Certificateholders shall be paid out of the assets remaining in such trust fund. If within one year after the final notice any such Certificates shall not have been surrendered for cancellation, the Trustee shall pay to WaMu Capital Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated , equally, all such amounts, and all rights of non-tendering Certificateholders in or to such amounts shall thereupon cease. No interest shall accrue or be payable to any Certificateholder on any amount held in trust by the Trustee as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with this Section 4.01(h).

(i) Notwithstanding anything to the contrary herein, (i) in no event shall the Certificate Principal Balance of a Mezzanine Certificate be reduced more than once in respect of any particular amount both (a) allocated to such Certificate in respect of Realized Losses pursuant to Section 4.06 and (b) distributed to such Certificate in reduction of the Certificate Principal Balance thereof pursuant to this Section 4.01, and (ii) in no event shall the Uncertificated Principal Balance of a REMIC Regular Interest be reduced more than once in respect of any particular amount both (a) allocated to such REMIC Regular Interest in respect of Realized Losses pursuant to Section 4.06 and (b) distributed on such REMIC Regular Interest in reduction of the Uncertificated Principal Balance thereof pursuant to Section 4.05.

(j) Any amounts distributed to REMIC CX on any Distribution Date in respect of the Class C Interest under Section 4.01(d)(i) shall, on such Distribution Date, be distributed by REMIC CX to the Holders of the Class C Certificates. Any amounts remaining in REMIC CX shall be distributed to the Holders of the Class R-CX Certificates in respect of the Class R-CX Interest. Any amounts distributed to REMIC PX on any Distribution Date in respect of the Class P Interest shall, on such Distribution Date, be distributed by REMIC PX to the Holders of the Class P Certificates. Any amounts remaining in REMIC PX shall be distributed to the Holders of the Class R-PX Certificates in respect of the Class R-PX Interest. Any amounts distributed to REMIC SwapX on any Distribution Date in respect of the Class Swap IO Interest under Section 4.01(d)(i) shall, on such Distribution Date, be distributed by REMIC CX to the Holders of the Class C Certificates. Any amounts remaining in REMIC CX shall be distributed to the Holders of the Class R-CX Certificates in respect of the Class R-CX Interest. For the avoidance of doubt, the provisions of Sections 4.01(f), 4.01(g) and 4.01(h) shall apply to the Class C Certificates and the Class P Certificates.

(k) For purposes of distributions pursuant to Section 4.01(d)(iv)(B) and for purposes of determining the Class C NIM Payment Amount, the Trustee shall use, and shall be entitled to rely on, the information provided to the Trustee by or on behalf of (i) the Holders of all of the Class C Certificates as to whether and when the NIM Notes have been issued and outstanding and (ii) the indenture trustee under the Indenture with respect to the amount necessary to pay in full the NIM Notes as provided in the Indenture and to pay in full any amounts owed to the NIMS Insurer as provided in the Indenture. Based upon and subject to its receipt of the necessary information it receives from the indenture trustee under the Indenture, the Trustee shall determine the Class C NIM Payment Amount for any Distribution Date using the most current information with respect to such amounts available to the Trustee on such Distribution Date.

Section 4.02   Preference Claims.

The Trustee shall promptly notify the NIMS Insurer of any proceeding or the institution of any action, of which a Responsible Officer of the Trustee has actual knowledge, seeking the avoidance as a preferential transfer under applicable bankruptcy, insolvency, receivership or similar law (a "Preference Claim") of any distribution made with respect to the Class C Certificates or the Class P Certificates. Each Holder of the Class C Certificates or the Class P Certificates, by its purchase of such Certificates, the Servicer, the Trustee and the Delaware Trustee hereby agree that the NIMS Insurer may at any time during the continuation of any proceeding relating to a Preference Claim direct all matters relating to such Preference Claim, including, without limitation, (i) the direction of any appeal of any order relating to such Preference Claim and (ii) the posting of any surety, supersedeas or performance bond pending any such appeal. In addition and without limitation of the foregoing, the NIMS Insurer shall be subrogated to the rights of the Servicer, the Trustee, the Delaware Trustee and each Holder of the Class C Certificates and the Class P Certificates in the conduct of any such Preference Claim, including, without limitation, all rights of any party to an adversary proceeding action with respect to any court order issued in connection with any such Preference Claim; provided, however, that the NIMS Insurer will not have any rights with respect to any Preference Claim set forth in this paragraph unless the Trustee, as indenture trustee or indenture administrator with respect to the Insured NIM Notes or the holder of any Insured NIM Notes has been required to relinquish a distribution made on the Class C Certificates, the Class P Certificates or the Insured NIM Notes, as applicable, and the NIMS Insurer made a payment in respect of such relinquished amount.

Section 4.03   Statements.

(a)   On each Distribution Date, the Trustee shall prepare and make available to each Holder of the Regular Certificates, the Servicer, the NIMS Insurer, the Swap Counterparty, the indenture trustee under the Indenture and the Rating Agencies a statement by electronic medium (as set forth in the penultimate paragraph of this Section 4.03(a)), based on information provided to the Trustee by the Servicer or the Swap Counterparty, as to the distributions made on such Distribution Date:

(i)   the record dates, the accrual period, the determination date and the distribution date;

(ii)   the amount of the distribution made on such Distribution Date to the Holders of each Class of Regular Certificates, separately identified, allocable to principal and the amount of the distribution made to the Holders of the Class P Certificates allocable to Prepayment Charges;

(iii)   the amount of the distribution made on such Distribution Date to the Holders of each Class of Regular Certificates (other than the Class P Certificates), allocable to interest and the Pass-Through Rates, separately identified;

(iv)   the Overcollateralized Amount, the Overcollateralization Release Amount, the Overcollateralization Deficiency Amount and the Overcollateralization Target Amount as of such Distribution Date and the Excess Overcollateralized Amount for the Mortgage Pool for such Distribution Date;

(v)   by Loan Group and in the aggregate amount of servicing compensation received by the Servicer with respect to the related Due Period and such other customary information as the Trustee deems necessary or desirable, or which a Certificateholder reasonably requests, to enable Certificateholders to prepare their tax returns;

(vi)   the Group I Interest Remittance Amount and the Group II Interest Remittance Amount and the Group I Principal Remittance Amount and the Group II Principal Remittance Amount for such Distribution Date;

(vii)   the aggregate amount of Advances and Servicing Advances for the related Due Period, the amount of unrecovered Advances and Servicing Advances (after giving effect to Advances and Servicing Advances made on the Distribution Date) outstanding and the amount of Nonrecoverable Advances and Servicing Advances for such Distribution Date;

(viii) the number and aggregate Stated Principal Balance of the Group I Mortgage Loans, the Group II Mortgage Loans and all Mortgage Loans at the Close of Business at the end of the related Due Period and at the beginning of the related Due Period;

(ix)   the number, aggregate principal balance, weighted average remaining term to maturity and weighted average Mortgage Rate of the Mortgage Loans as of the related Determination Date;

(x)   by Loan Group and in the aggregate, the number and aggregate unpaid principal balance of Mortgage Loans (a) delinquent 30-59 days, (b) delinquent 60-89 days, (c) delinquent 90-119 days and (d) 120 or more days in each case, as of the last day of the preceding calendar month provided, however that any aggregate unpaid principal balance of Mortgage Loans shall be reported as of the last day of the related Due Period, (d) as to which foreclosure proceedings have been commenced and (e) with respect to which the related Mortgagor has filed for protection under applicable bankruptcy laws, with respect to whom bankruptcy proceedings are pending or with respect to whom bankruptcy protection is in force;

(xi)   with respect to any Mortgage Loan that became an REO Property during the preceding Prepayment Period, the unpaid principal balance and the Principal Balance of such Mortgage Loan as of the date it became an REO Property;

(xii)   the total number and cumulative principal balance of all REO Properties as of the Close of Business of the last day of the preceding Prepayment Period;

(xiii) by Loan Group and in the aggregate, the aggregate amount of Principal Prepayments made during the related Prepayment Period;

(xiv)   by Loan Group and in the aggregate, the aggregate amount of principal and interest Realized Losses incurred during the related Prepayment Period and the cumulative amount of principal and interest Realized Losses;

(xv)   the aggregate amount of Extraordinary Trust Fund Expenses withdrawn from the Collection Account or the Distribution Account for such Distribution Date;

(xvi)   the Certificate Principal Balance of the Class A Certificates, the Mezzanine Certificates and the Class C Certificates, before and after giving effect to the distributions made on such Distribution Date, and the Notional Amount of the Class C Certificates, after giving effect to the distributions made on such Distribution Date;

(xvii)   the Monthly Interest Distributable Amount in respect of the Class A Certificates, the Mezzanine Certificates and the Class C Certificates for such Distribution Date and the Unpaid Interest Shortfall Amount, if any, with respect to the Class A Certificates and the Mezzanine Certificates for such Distribution Date;

(xviii) by Loan Group and in the aggregate, the aggregate amount of any Net Prepayment Interest Shortfalls for such Distribution Date, to the extent not covered by payments by the Servicer pursuant to Section 3.24, and the aggregate amount of any Relief Act Interest Shortfalls for such Distribution Date;

(xix)   the Credit Enhancement Percentage for such Distribution Date;

(xx)   the related Net WAC Rate Carryover Amount for the Class A Certificates and the Mezzanine Certificates, if any, for such Distribution Date and the amount remaining unpaid after reimbursements therefor on such Distribution Date;

(xxi)   the Trustee Fee, the Servicer Fee and the PMI Insurer Fee for such Distribution Date;

(xxii)   whether a Stepdown Date or a Trigger Event has occurred;

(xxiii) the Available Funds;

(xxiv)   the respective Pass-Through Rates applicable to the Class A Certificates, the Mezzanine Certificates and the Class C Certificates for such Distribution Date and the Pass-Through Rate applicable to the Class A Certificates and the Mezzanine Certificates for the immediately succeeding Distribution Date;

(xxv)   by Loan Group and in the aggregate, the Principal Balance of Mortgage Loans repurchased by the Seller or the Depositor, as applicable;

(xxvi)   any other information that is required by the Code and regulations thereunder to be made available to Certificateholders;

(xxvii) the amount on deposit in the Reserve Fund;

(xxviii) [reserved];

(xxviii) (A) the dollar amount of claims made under the PMI Policy that were denied during the related Prepayment Period (and the number of Mortgage Loans to which such denials related) and (B) the aggregate dollar amount of claims made under the

PMI Policy that were denied since the Cut-off Date (and the number of Mortgage Loans to which such denials related);

(xxix) the amount of Subsequent Recoveries and Gross Subsequent Recoveries for the related Prepayment Period and the cumulative amount of Subsequent Recoveries and Gross Subsequent Recoveries in the aggregate and for each of Loan Group I and Loan Group II;

(xxx) the Group I Swap Payment, the Group II Swap Payment, the Swap Payment, the Counterparty Payment, the Group I Net Swap Payment, the Group II Net Swap Payment, the Net Swap Payment and the Net Counterparty Payment for such Distribution Date; the Group I Swap Termination Payment paid on such Distribution Date, the Group II Swap Termination Payment paid on such Distribution Date, the Swap Termination Payment and the Swap Termination Payment remaining unpaid from prior Distribution Dates, and in each case whether payable by the Supplemental Interest Trust Trustee or by the Swap Counterparty; and any Counterparty Payments unpaid from prior Distribution Dates;

(xxxi) the Group I Final Maturity Reserve Amount, the Group II Final Maturity Reserve Amount, the Supplemental Final Maturity Reserve Amount, the Aggregate Final Maturity Reserve Amount and the aggregate amount on deposit in the Final Maturity Reserve Account for such Distribution Date; and

(xxxii) the amount on deposit in the Interest Coverage Account.

The Trustee shall make such statement (and, at its option, any additional files containing the same information in an alternative format) available each month to Certificateholders, the Servicer, the NIMS Insurer, the Swap Counterparty and the Rating Agencies via the Trustee's internet website. The Trustee's internet website shall initially be located at http://www.sf.citidirect.com. Questions concerning payments can be addressed to the Trustee's customer service desk at 1-800-422-2066. Parties that are unable to use the above distribution options are entitled to have a paper copy mailed to them via first class mail by calling the customer service desk and indicating such. The Trustee shall have the right to change the way such statements are distributed in order to make such distribution more convenient and/or more accessible to the above parties and the Trustee shall provide timely and adequate notification to all above parties regarding any such changes.

In the case of information furnished pursuant to subclauses (i) through (iii) above, the amounts shall be expressed in a separate section of the report as a dollar amount for each Class for each $1,000 original dollar amount as of the Closing Date.

(b) Within a reasonable period of time after the end of each calendar year, the Trustee shall make available on the Trustee's website to each Person who at any time during such calendar year was a Certificateholder of a Regular Certificate such information concerning distributions made on the Certificates made during such calendar year as is reasonably necessary to provide to enable such Person to prepare their tax returns. Such obligation of the Trustee shall be deemed to have been satisfied to the extent that substantially comparable information shall be prepared and furnished by the Trustee to Certificateholders pursuant to any requirements of the Code as are in force from time to time.

(c)   On each Distribution Date, the Trustee shall make available on the Trustee's website to the Holders of the Residual Certificates and the NIMS Insurer a copy of the reports made available to the Regular Certificateholders in respect of such Distribution Date with such other information as the Trustee deems necessary or appropriate.

(d)   The Trustee shall furnish to the Holders of the Residual Certificates the applicable Form 1066 and each applicable Form 1066Q as required by the Code. Additionally, the Trustee shall make available on its website to each Person who at any time during the calendar year was a Holder of a Residual Certificate certain statements setting forth information set forth in clauses (i) through (xxxii) of Section 4.03(a) above. Such obligation of the Trustee shall be deemed to have been satisfied to the extent that substantially comparable information shall be provided by the Trustee to such Holders pursuant to the rules and regulations of the Code as are in force from time to time.

(e)   On each Distribution Date the Trustee shall provide Bloomberg Financial Markets, L.P. ("Bloomberg") CUSIP level factors for each Class of Certificates as of such Distribution Date, using a format and media mutually acceptable to the Trustee and Bloomberg.

Section 4.04   Remittance Reports; Advances.

(a)   On or before the 18th day of each calendar month commencing in June 2007, or if such 18th day is not a Business Day, the Business Day immediately following such 18th day, but in no event later than such date which would allow the Trustee to submit a claim to the NIMS Insurer under the Indenture, the Servicer shall deliver to the NIMS Insurer and the Trustee by telecopy or electronic mail (or by such other means as the Servicer, the NIMS Insurer and the Trustee, as the case may be, may agree from time to time) a Remittance Report with respect to the related Distribution Date. Not later than each Servicer Remittance Date (or, in the case of certain information, as agreed between the Trustee and the Servicer, not later than four Business Days after the end of each Due Period), the Servicer shall deliver or cause to be delivered to the Trustee in addition to the information provided on the Remittance Report, such other information reasonably available to it with respect to the Mortgage Loans as the Trustee may reasonably require to perform the calculations necessary to make the distributions contemplated by Section 4.01 and to prepare the statements to Certificateholders contemplated by Section 4.03. The Trustee shall not be responsible to recompute, recalculate or verify any information provided to it by the Servicer.

(b)   The amount of Advances to be made by the Servicer for any Distribution Date shall equal, subject to Section 4.04(d), the sum of (i) the aggregate amount of Monthly Payments (with each interest portion thereof net of the related Servicing Fee), due on the related Due Date in respect of the Mortgage Loans (other than with respect to any Balloon Loan with a delinquent Balloon Payment as described in clause (iii) below), which Monthly Payments were delinquent as of the close of business on the related Determination Date, plus (ii) with respect to each REO Property (other than with respect to any REO Property relating to a Balloon Loan with a delinquent Balloon Payment as described in clause (iv) below), which REO Property was acquired during or prior to the related Prepayment Period and as to which such REO Property an REO Disposition did not occur during the related Prepayment Period, an amount equal to the excess, if any, of the Monthly Payments (with each interest portion thereof net of the related Servicing Fee) that would have been due on the related Due Date in respect of the related Mortgage Loans, over the net income from such REO Property transferred to the Distribution

Account pursuant to Section 3.23 for distribution on such Distribution Date, plus (iii) with respect to each Balloon Loan with a delinquent Balloon Payment, an amount equal to the assumed monthly principal and interest payment (with each interest portion thereof net of the related Servicing Fee) that would have been due on the related Due Date based on the original principal amortization schedule for such Balloon Loan assuming such Mortgage Loan was not a Balloon Loan, plus (iv) with respect to each REO Property relating to a Balloon Loan with a delinquent Balloon Payment, which REO Property was acquired during or prior to the related Prepayment Period and as to which REO Property an REO Disposition did not occur during the related Prepayment Period, an amount equal to the excess, if any, of the assumed monthly principal and interest payment (with each interest portion thereof net of the related Servicing Fee) that would have been due on the related Due Date based on the original principal amortization schedule for the related Balloon Loan assuming such Mortgage Loan was not a Balloon Loan, over the net income from such REO Property transferred to the Distribution Account pursuant to Section 3.23 for distribution on such Distribution Date.

On or before 3:00 p.m. New York time on the Servicer Remittance Date, the Servicer shall remit in immediately available funds to the Trustee for deposit in the Distribution Account an amount equal to the aggregate amount of Advances, if any, to be made in respect of the Mortgage Loans and REO Properties for the related Distribution Date either (i) from its own funds or (ii) from the Collection Account, to the extent of funds held therein for future distribution (in which case, it will cause to be made an appropriate entry in the records of Collection Account that amounts held for future distribution have been, as permitted by this Section 4.04, used by the Servicer in discharge of any such Advance) or (iii) in the form of any combination of (i) and (ii) aggregating the total amount of Advances to be made by the Servicer with respect to the Mortgage Loans and REO Properties. Any amounts held for future distribution and so used shall be appropriately reflected in the Servicer's records and replaced by the Servicer by deposit in the Collection Account on or before any future Servicer Remittance Date to the extent that the Available Funds for the related Distribution Date (determined without regard to Advances to be made on the Servicer Remittance Date) shall be less than the total amount that would be distributed to the Classes of Certificateholders pursuant to Section 4.01 on such Distribution Date if such amounts held for future distributions had not been so used to make Advances. The Trustee will provide notice to the NIMS Insurer and the Servicer by telecopy by the close of business on any Servicer Remittance Date in the event that the amount remitted by the Servicer to the Trustee on such date is less than the Advances required to be made by the Servicer for the related Distribution Date.

(c) The obligation of the Servicer to make such Advances is mandatory, notwithstanding any other provision of this Agreement but subject to Section 4.04(d) below, and, with respect to any Mortgage Loan, shall continue until the payment of the Mortgage Loan in full or the recovery of all Liquidation Proceeds thereon.

(d) Notwithstanding anything herein to the contrary, no Advance or Servicing Advance shall be required to be made hereunder by the Servicer if such Advance or Servicing Advance would, if made, constitute a Nonrecoverable Advance. The determination by the Servicer that it has made a Nonrecoverable Advance or that any proposed Advance or Servicing Advance, if made, would constitute a Nonrecoverable Advance, shall be evidenced by an Officer's Certificate of the Servicer delivered to the NIMS Insurer, the Depositor and the Trustee.

Section 4.05   <u>Distributions on the REMIC Regular Interests</u>.

(a)   On each Distribution Date, the Trustee shall cause the sum of the Group I Interest Remittance Amount and the Group I Principal Remittance Amount, in the following order of priority, to be distributed by REMIC 1 to REMIC 2 on account of the REMIC 1 Group I Regular Interests and distributed to the Holders of the Class R Certificates (in respect of the Class R-1 Interest), as the case may be:

(1)   to Holders of REMIC 1 Regular Interest IX, and each of REMIC 1 Regular Interest I-1-A through I-59-B, *pro rata*, in an amount equal to (A) Uncertificated Interest for such REMIC 1 Regular Interests for such Distribution Date, plus (B) any amounts payable in respect thereof remaining unpaid from previous Distribution Dates.

(2)   to the extent of amounts remaining after the distributions made pursuant to clause (1) above, payments of principal shall be allocated to REMIC I Regular Interest IX, then to REMIC I Regular Interests I-1-A through I-59-B starting with the lowest numerical denomination until the Uncertificated Principal Balance of each such REMIC I Regular Interest is reduced to zero, provided that, for REMIC I Regular Interests with the same numerical denomination, such payments of principal shall be allocated pro rata between such REMIC I Regular Interests; and

(3)   to the Holders of REMIC 1 Regular Interest P, (A) all amounts representing Prepayment Charges in respect of the Group I Mortgage Loans received during the related Prepayment Period and (B) on the Distribution Date immediately following the expiration of the latest Prepayment Charge as identified on the Prepayment Charge Schedule or any Distribution Date thereafter until $100 has been distributed pursuant to this clause.

(b)   On each Distribution Date, the Trustee shall cause the sum of the Group II Interest Remittance Amount and the Group II Principal Remittance Amount, in the following order of priority, to be distributed by REMIC 1 to REMIC 2 on account of the REMIC 1 Group II Regular Interests and distributed to the holders of the Class R Certificates (in respect of the Class R-1 Interest), as the case may be:

(1)   to Holders of REMIC 1 Regular Interest IIX and each of REMIC 1 Regular Interest II-1-A through II-59-B, *pro rata*, in an amount equal to (A) Uncertificated Interest for such REMIC 1 Regular Interests for such Distribution Date, plus (B) any amounts payable in respect thereof remaining unpaid from previous Distribution Dates.

(2)   to the extent of amounts remaining after the distributions made pursuant to clause (1) above, payments of principal shall be allocated to REMIC I Regular Interest IIX, then to REMIC I Regular Interests II-1-A through II-59-B starting with the lowest numerical denomination until the Uncertificated Principal Balance of each such REMIC I Regular Interest is reduced to zero, provided that, for REMIC I Regular Interests with the same numerical denomination, such payments of principal shall be allocated pro rata between such REMIC I Regular Interests.

(3)   to the Holders of REMIC 1 Regular Interest P, (A) all amounts representing Prepayment Charges in respect of the Group II Mortgage Loans received

during the related Prepayment Period and (B) on the Distribution Date immediately following the expiration of the latest Prepayment Charge as identified on the Prepayment Charge Schedule or any Distribution Date thereafter until $100 has been distributed pursuant to this clause.

(c)   On each Distribution Date, the following amounts, in the following order of priority, shall be distributed by REMIC 2 to REMIC 3 on account of the REMIC 2 Regular Interests and distributed to the Holders of the Class R Certificates (in respect of the Class R-2 Interest), as the case may be:

(i)   first, to the Holders of REMIC 2 Regular Interest Swap-IO, in an amount equal to (A) Uncertificated Accrued Interest for such REMIC 2 Regular Interest for such Distribution Date, plus (B) any amounts in respect thereof remaining unpaid from previous Distribution Dates; second, to the Holders of REMIC 2 Regular Interest FMR-IO, in an amount equal to (A) Uncertificated Accrued Interest for such REMIC 2 Regular Interest for such Distribution Date, plus (B) any amounts in respect thereof remaining unpaid from previous Distribution Dates; and third to the Holders of REMIC 2 Regular Interests AA, A-IA, A-IIA1, A-IIA2, A-IIA3, A-IIA4, A-IIA5, M1, M2, M3, M4, M5, M6, M7, M8, M9 and ZZ, *pro rata*, in an amount equal to (A) the Uncertificated Interest for such Distribution Date, plus (B) any amounts in respect thereof remaining unpaid from previous Distribution Dates. Amounts payable as Uncertificated Accrued Interest in respect of REMIC 2 Regular Interest ZZ shall be reduced and deferred when the REMIC 2 Overcollateralized Amount is less than the REMIC 2 Overcollateralization Target Amount, by the lesser of (x) the amount of such difference and (y) the Maximum ZZ Uncertificated Interest Deferral Amount and such amount shall be payable to the Holders of REMIC 2 Regular Interests A-IA, A-IIA1, A-IIA2, A-IIA3, A-IIA4, A-IIA5, M1, M2, M3, M4, M5, M6, M7, M8 and M9 in the same proportion as the Extra Principal Distribution Amount is allocated to the Corresponding Certificates and the Uncertificated Principal Balance of the REMIC 2 Regular Interest ZZ shall be increased by such amount;

(ii)   to the Holders of REMIC 2 Regular Interests 1SUB, 1GRP, 2SUB, 2GRP and XX, *pro rata*, in an amount equal to (A) the Uncertificated Accrued Interest for such Distribution Date, plus (B) any amounts in respect thereof remaining unpaid from previous Distribution Dates;

(iii)   to the Holders of REMIC 2 Regular Interests, in an amount equal to 50% of the remainder of the Available Funds such Distribution Date after the distributions made pursuant to clauses (i) and (ii) above, allocated as follows:

(1)   98.00% of such remainder to the Holders of REMIC 2 Regular Interest AA until the Uncertificated Balance of such REMIC 2 Regular Interest is reduced to zero, provided, however, that REMIC 2 Regular Interest AA shall not be reduced until the Distribution Date immediately following the expiration of the latest Prepayment Charge as identified on the Prepayment Charge Schedule or any Distribution Date thereafter, at which point such amount shall be distributed to REMIC 2 Regular

Interest AA, until $100 has been distributed pursuant to this clause;

(2)   2.00% of such remainder, first, to the Holders of REMIC 2 Regular Interest A-IA, A-IIA1, A-IIA2, A-IIA3, A-IIA4, A-IIA5, M1, M2, M3, M4, M5, M6, M7, M8 and M9, 1.00% and in the same proportion as principal payments are allocated to the Corresponding Certificates, until the Uncertificated Balances of such REMIC 2 Regular Interests are reduced to zero and second, to the Holders of REMIC 2 Regular Interest ZZ, until the Uncertificated Balance of such REMIC 2 Regular Interest is reduced to zero; and

(3)   any remaining amount to the Holders of the Class R Certificates (in respect of the Class R-2 Interest);

(iv)   to the Holders of REMIC 2 Regular Interests, in an amount equal to 50% of the remainder of the Available Funds such Distribution Date after the distributions made pursuant to clauses (i) and (ii) above, allocated as follows:

(1)   to the Holders of REMIC 2 Regular Interests 1SUB, 1GRP, 2SUB, 2GRP in such a manner as to keep the Uncertificated Principal Balance of each REMIC 2 Regular Interest with the designation "GRP" equal to 0.01% of the aggregate Stated Principal Balance of the Mortgage Loans in the related Loan Group (determined as of the current Distribution Date), and the Uncertificated Principal Balance of each REMIC 2 Regular Interest with the designation "SUB" equal to 0.01% of the excess of (x) the aggregate Stated Principal Balance of the Mortgage Loans in the related Loan Group over (y) the current Certificate Principal Balance of the Class A Certificates in the related Loan Group (except that if any such excess is a larger number than in the preceding distribution period, the least amount of principal shall be distributed to such REMIC 2 Regular Interests such that the REMIC 2 Subordinated Ratio is maintained); and then to the Holder of REMIC 2 Regular Interest XX, in each case until the Uncertificated Principal Balance of the REMIC 2 Regular Interest has been reduced to zero; and

(2)   any remaining amount to the Holder of the Class R Certificates (in respect of the Class R-2 Interest); and

(v)   to the Holder of the REMIC 2 Regular Interest AA, all amounts representing Prepayment Charges in respect of the Mortgage Loans received during the related Prepayment Period, provided that the payment of such amounts shall not reduce the Uncertificated Principal Balance of such REMIC 2 Regular Interest.

Section 4.06   Allocation of Realized Losses.

(a)   Prior to each Determination Date, the Servicer shall determine as to each Mortgage Loan and REO Property: (i) the total amount of Realized Losses, if any, incurred in connection with any Final Recovery Determinations made during the related Prepayment Period; (ii) whether and the extent to which such Realized Losses constituted Bankruptcy Losses; and (iii) the respective portions of such Realized Losses allocable to interest and allocable to principal. Prior to each Determination Date, the Servicer shall also determine as to each Mortgage Loan: (i) the total amount of Realized Losses, if any, incurred in connection with any Deficient Valuations made during the related Prepayment Period; and (ii) the total amount of Realized Losses, if any, incurred in connection with Debt Service Reductions in respect of Monthly Payments due during the related Due Period. The information described in the two preceding sentences that is to be supplied by the Servicer shall be evidenced by an Officer's Certificate delivered to the NIMS Insurer and the Trustee by the Servicer prior to the Determination Date immediately following the end of (i) in the case of Bankruptcy Losses allocable to interest, the Due Period during which any such Realized Loss was incurred, and (ii) in the case of all other Realized Losses, the Prepayment Period during which any such Realized Loss was incurred.

(b)   If on any Distribution Date after giving effect to all Realized Losses incurred with respect to the Mortgage Loans during or prior to the related Due Period and distributions of principal with respect to the Class A Certificates and the Mezzanine Certificates on such Distribution Date, the Uncertificated Principal Balance of the Class C Interest is equal to zero, Realized Losses equal to the Undercollateralized Amount shall be allocated by the Trustee on such Distribution Date as follows:

(i)   to the Class M-9 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

(ii)   to the Class M-8 Certificates, until the Certificate Principal Balance thereof has been reduced to zero,

(iii)   to the Class M-7 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

(iv)   to the Class M-6 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

(v)   to the Class M-5 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

(vi)   to the Class M-4 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

(vii)   to the Class M-3 Certificates until the Certificate Principal Balance thereof has been reduced to zero;

(viii)   to the Class M-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix)   to the Class M-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

All Realized Losses to be allocated to the Certificate Principal Balances of the Mezzanine Certificates on any Distribution Date shall be so allocated after the actual distributions to be made on such date as provided in Section 4.01. All references above to the Certificate Principal Balance of the Mezzanine Certificates shall be to the Certificate Principal Balance of the Mezzanine Certificates immediately prior to the relevant Distribution Date, before reduction thereof by any Realized Losses or increase thereof by any Subsequent Recoveries, in each case to be allocated to such Mezzanine Certificates on such Distribution Date.

Any allocation of Realized Losses to a Mezzanine Certificate on any Distribution Date shall be made by reducing the Certificate Principal Balance thereof by the amount so allocated. No allocations of any Realized Losses shall be made to the Class A Certificates or the Class P Certificates. Any Realized Losses that reduce the distributions in respect of and/or the Uncertificated Principal Balance of the Class C Interest, shall be allocated by the Trustee to reduce the distributions in respect of and/or the Certificate Principal Balance of the Class C Certificates.

(c)   (i) Realized Losses on the Group I Mortgage Loans shall be allocated by the Trustee on each Distribution Date to REMIC 1 Regular Interest IX. If the Uncertificated Principal Balance of REMIC 1 Regular Interest IX has been reduced to zero, Realized Losses on the Group I Mortgage Loans shall be allocated to the remaining REMIC 1 Group I Regular Interests in ascending numerical order, in each case until the Uncertificated Principal Balance of such REMIC 1 Regular Interest has been reduced to zero. Realized Losses on the Group II Mortgage Loans shall be allocated by the Trustee on each Distribution Date to REMIC 1 Regular Interest IIX. If the Uncertificated Principal Balance of REMIC 1 Regular Interest IIX has been reduced to zero, Realized Losses on the Group II Mortgage Loans shall be allocated to the remaining REMIC 1 Group II Regular Interests in ascending numerical order, in each case until the Uncertificated Principal Balance of such REMIC 1 Regular Interest has been reduced to zero.

(ii)   50% of all Realized Losses on the Mortgage Loans shall be allocated by the Trustee on each Distribution Date to the following REMIC 2 Regular Interests in the specified percentages, as follows:

first, to Uncertificated Accrued Interest payable to the REMIC 2 Regular Interest AA and ZZ up to an aggregate amount equal to the REMIC 2 Interest Loss Allocation Amount, 98% and 2%, respectively;

second, to the Uncertificated Principal Balances of the REMIC 2 Regular Interest AA and ZZ up to an aggregate amount equal to the REMIC 2 Principal Loss Allocation Amount, 98% and 2%, respectively;

third, to the Uncertificated Principal Balances of REMIC 2 Regular Interest AA, M9 and ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 2 Regular Interest M9 has been reduced to zero;

fourth, to the Uncertificated Principal Balances of REMIC 2 Regular Interest AA, M8 and ZZ, 98%, 1% and 1%, respectively, until the

Uncertificated Principal Balance of REMIC 2 Regular Interest M8 has been reduced to zero;

fifth, to the Uncertificated Principal Balances of REMIC 2 Regular Interest AA, M7 and ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 2 Regular Interest M7 has been reduced to zero;

sixth, to the Uncertificated Principal Balances of REMIC 2 Regular Interest AA, M6 and ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 2 Regular Interest M6 has been reduced to zero;

seventh, to the Uncertificated Principal Balances of REMIC 2 Regular Interest AA, M5 and ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 2 Regular Interest M5 has been reduced to zero;

eighth, to the Uncertificated Principal Balances of REMIC 2 Regular Interest AA, M4 and ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 2 Regular Interest M4 has been reduced to zero;

ninth, to the Uncertificated Principal Balances of REMIC 2 Regular Interest AA, M3 and ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 2 Regular Interest M3 has been reduced to zero;

tenth, to the Uncertificated Principal Balances of REMIC 2 Regular Interest AA, M2 and ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 2 Regular Interest M2 has been reduced to zero; and

eleventh, to the Uncertificated Principal Balances of REMIC 2 Regular Interest AA, M1 and ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 2 Regular Interest M1 has been reduced to zero.

(iii)   50% of all Realized Losses on the Mortgage Loans shall be allocated by the Trustee on each Distribution Date to REMIC 2 Regular Interest 1GRP, 1SUB, 2GRP, REMIC 2 Regular Interest 2SUB, and REMIC 2 Regular Interest XX, as follows:

after all distributions have been made on such Distribution Date, Realized Losses shall be applied in such a manner as to keep the Uncertificated Principal Balance of each REMIC 2 Regular Interest ending with the designation "GRP" equal to 0.01% of the aggregate Stated Principal Balance of the Mortgage Loans in the related Loan Group (determined as of the current Distribution Date), and the Uncertificated Principal Balance of each REMIC 2 Regular Interest ending with the designation "SUB" equal to 0.01% of the excess of (x) the aggregate Stated Principal Balance of the Mortgage Loans in the related Loan Group as of the current Distribution Date over (y) the Certificate Principal Balance of the Senior Certificates related to such Loan Group immediately prior

to such Distribution Date (except that if such excess is larger than it was for the preceding Distribution Date, the least amount of Realized Loss shall be allocated such that the REMIC 2 Subordinated Ratio is maintained); and then to REMIC 2 Regular Interest XX.

(d)   If on any Distribution Date Allocated Realized Loss Amounts are to be reinstated due to Subsequent Recoveries, the Allocated Realized Loss Amounts shall be reinstated by the Trustee on such Distribution Date to increase the Certificate Principal Balances of the Mezzanine Certificates in the following order of priority, in each case until the related Allocated Realized Loss Amount has been reduced to zero:

(i)   to the Class M-1 Certificates;

(ii)   to the Class M-2 Certificates;

(iii)   to the Class M-3 Certificates;

(iv)   to the Class M-4 Certificates;

(v)   to the Class M-5 Certificates;

(vi)   to the Class M-6 Certificates;

(vii)   to the Class M-7 Certificates;

(viii) to the Class M-8 Certificates; and

(ix)   to the Class M-9 Certificates.

All Subsequent Recoveries to be allocated to the Certificate Principal Balances of the Mezzanine Certificates on any Distribution Date shall be so allocated after the actual distributions to be made on such date as provided in Section 4.01. All references above to the Certificate Principal Balance of the Mezzanine Certificates shall be to the Certificate Principal Balance of the Mezzanine Certificates immediately prior to the relevant Distribution Date, before reduction thereof by any Realized Losses or increase thereof by any Subsequent Recoveries, in each case to be allocated to the Mezzanine Certificates on such Distribution Date.

Any Allocated Realized Loss Amounts to be reinstated to a Certificate on any Distribution Date due to Subsequent Recoveries shall be made by increasing the Certificate Principal Balance thereof by the amount so reinstated. No allocations of any Subsequent Recoveries shall be made to the Class A Certificates or the Class P Certificates.

(e)   (i) If on any Distribution Date Subsequent Recoveries occurred in the related Prepayment Period relating to the Group I Mortgage Loans, the amount of such Subsequent Recoveries shall be allocated first to the REMIC 1 Group I Regular Interests with the designations "A" and "B" in the reverse order in which Realized Losses were allocated under Section 4.06(c)(i), and then to REMIC 1 Regular Interest IX. If on any Distribution Date Subsequent Recoveries occurred in the related Prepayment Period relating to the Group II Mortgage Loans, the amount of such Subsequent Recoveries shall be allocated first to the REMIC 1 Group II Regular Interests with the designations "A" and "B" in the reverse order in

which Realized Losses were allocated under Section 4.06(c)(i), and then to REMIC 1 Regular Interest IIX.

(ii)   If on any Distribution Date Subsequent Recoveries occurred in the related Prepayment Period, the amount of such Subsequent Recoveries shall be allocated among the REMIC 2 Regular Interests as follows:

(A)   50% of the Subsequent Recoveries from all Loan Groups shall be allocated among the REMIC 3 Regular Interests in the same proportions and amounts, but in the reverse order, as Realized Losses were allocated under Section 4.06(c)(ii).

(B)   50% of the Subsequent Recoveries from all Loan Groups shall be allocated in the same proportions, but in reverse order, as the Realized Losses were allocated under Section 4.06(c)(iii).

Section 4.07   Compliance with Withholding Requirements.

Notwithstanding any other provision of this Agreement, the Trustee shall comply with all federal withholding requirements respecting payments to Certificateholders of interest or original issue discount that the Trustee reasonably believes are applicable under the Code. The consent of Certificateholders shall not be required for such withholding. In the event the Trustee does withhold any amount from interest or original issue discount payments or advances thereof to any Certificateholder pursuant to federal withholding requirements, the Trustee shall indicate the amount withheld to such Certificateholders.

Section 4.08   Commission Reporting.

(a)   The Trustee and the Servicer shall reasonably cooperate with the Depositor in connection with the Trust's satisfying the reporting requirements under the 1934 Act.

(i)   Within 15 days after each Distribution Date, the Depositor shall, in accordance with industry standards and applicable regulations, file with the Commission via the Electronic Data Gathering Analysis and Retrieval System ("EDGAR"), a Distribution Report on Form 10-D, signed by the Depositor, with a copy of the monthly statement to be furnished by the Trustee to the Certificateholders for such Distribution Date and detailing all data elements specified in Item 1121(a) of Regulation AB as part of the monthly statement or otherwise as part of the Form 10-D; provided that the Depositor shall have received no later than 12:00 p.m. P.S.T. 2 Business Days prior to the date such Distribution Report on Form 10-D is required to be filed, all information required to be provided to the Depositor as described in clause (a)(iv) below.

(ii)   The Depositor will prepare and file Current Reports on Form 8-K in respect of the Trust, as and when required.

(iii)   Prior to January 30 of the first year in which the Depositor is able to do so under applicable law, the Depositor shall, in accordance with industry standards and applicable regulations, file a Form 15 Suspension Notice with respect to the Trust, if applicable. Prior to (x) March 15 of the year following the year of the execution of this

Agreement and (y) unless and until a Form 15 Suspension Notice shall have been filed, prior to March 15 of each year thereafter, the Servicer shall provide the Depositor with an Annual Statement of Compliance, together with a copy of the Assessment of Compliance and Attestation Report to be delivered by the Servicer pursuant to Sections 3.20 and 3.21 (including with respect to any Sub-Servicer or subcontractor, if required to be filed). Prior to (x) March 31, of the year following the year of the execution of this Agreement and (y) unless and until a Form 15 Suspension Notice shall have been filed, March 31 of each year thereafter, the Depositor shall, subject to subsection (d) below, file a Form 10-K, in substance as required by applicable law or applicable Securities and Exchange Commission staff's interpretations and conforming to industry standards, with respect to the Trust. Such Form 10-K shall include the Assessment of Compliance, Attestation Report, Annual Statements of Compliance and other documentation provided by the Servicer pursuant to Sections 3.20 and 3.21 (including with respect to any Sub-Servicer or subcontractor, if required to be filed) and with respect to the Trustee, and the Form 10-K (the "Certification") signed by the senior officer of the Depositor in charge of securitization; provided that the Depositor shall have received no later than March 15 of each calendar year prior to the filing deadline for the Form 10-K all information, data and exhibits required to be provided or filed with such Form 10-K and required to be provided to the Depositor as described in clause (a)(iv) below. If they are not so timely delivered, the Depositor shall file an amended Form 10-K including such documents as exhibits reasonably promptly after they are delivered to the Depositor.

(iv)   As to each item of information required to be included in any Form 10-D, Form 8-K or Form 10-K, the Depositor's obligation to include the information in the applicable report is subject to receipt from the entity that is indicated in Exhibit O as the responsible party for providing that information, if other than the Trustee or the Depositor, as applicable, as and when required as described above. Each of the Trustee, the Servicer and the Depositor, as applicable, hereby agree to notify and provide to the Trustee and the Depositor all information that is required to be included in any Form 10-D, Form 8-K or Form 10-K, with respect to which that entity is indicated in Exhibit O as the responsible party for providing that information. The Servicer shall be responsible for determining the pool concentration applicable to any Sub-Servicer or originator at any time, for purposes of disclosure as required by Items 1117 and 1119 of Regulation AB.

(b)   The Depositor shall prepare and the appropriate person shall execute, in accordance with the Exchange Act or any other applicable law, any certification required under the Exchange Act or any other applicable law to accompany the Form 10-K or any other periodic report. The Trustee shall sign a back-up certification (in the form attached hereto as Exhibit P) for the benefit of the Depositor and its officers, directors and Affiliates. The Trustee shall indemnify and hold harmless the Depositor, the Servicer and each Person, if any, who "controls" the Depositor or the Servicer within the meaning of the Securities Act of 1933, as amended, and their respective officers and directors from and against any losses, damages, penalties, fines, forfeitures, reasonable and necessary legal fees and related costs, judgments and other costs and expenses arising out of or based upon (i) a breach of the Trustee's obligations under Section 3.21(e) to provide the Assessment of Compliance until a Form 15 is filed, Section 4.03(a) to make available statements as specified in Section 4.03(a) to the extent the required information has been provided to the Trustee by the Servicer or the Swap Counterparty, Section 4.08(a)(iv) to provide information to be included in any Form 10-D, Form 8-K or Form 10-K or this Section 4.08(b) to provide backup certification or (ii) any material misstatement or omission in

(A) the Certification made in reliance on any material misstatement or omission contained in the certification provided by the Trustee in the form of Exhibit P or in the Assessment of Compliance provided pursuant to Section 3.21 until a Form 15 is filed or (B) the information provided by the Trustee pursuant to Section 4.08(a)(iv) for inclusion in any Form 10-D, Form 8-K or Form 10-K or in the statement provided by the Trustee pursuant to Section 4.03(a) unless such misstatement or omission is based on the information provided to the Trustee by the Servicer or the Swap Counterparty. The Servicer shall indemnify and hold harmless the Depositor, the Trustee and each Person, if any, who "controls" the Depositor or the Trustee within the meaning of the Securities Act of 1933, as amended, and their respective officers and directors from and against any losses, damages, penalties, fines, forfeitures, reasonable and necessary legal fees and related costs, judgments and other costs and expenses arising out of or based upon (i) a breach of the Servicer's obligations under Section 3.20, Section 3.21 or Section 4.08 or (ii) any material misstatement or omission in the Certification made in reliance on any material misstatement or omission contained in any certification provided by the Servicer under this Section 4.08 or in the Officer's Certificate provided pursuant to Section 3.20 or the Assessment of Compliance provided pursuant to Section 3.21. If the indemnification provided for herein is unavailable or insufficient to hold harmless the indemnified party, then (i) the Trustee agrees that in connection with (a) a breach of the Trustee's obligations under Section 3.21(e) to provide the Assessment of Compliance until a Form 15 is filed, Section 4.03(a) to make available statements as specified in Section 4.03(a) to the extent the required information has been provided to the Trustee by the Servicer or the Swap Counterparty, Section 4.08(a)(iv) to provide information to be included in any Form 10-D, Form 8-K or Form 10-K or this Section 4.08(b) to provide backup certification or (b) any material misstatement or omission in (A) the Certification made in reliance on any material misstatement or omission contained in the certification provided by the Trustee in the form of Exhibit P or in the Assessment of Compliance provided pursuant to Section 3.21 until a Form 15 is filed, or (B) the information provided by the Trustee pursuant to Section 4.08(a)(iv) for inclusion in any Form 10-D, Form 8-K or Form 10-K or in the statement provided by the Trustee pursuant to Section 4.03(a) unless such misstatement or omission is based on the information provided to the Trustee by the Servicer or the Swap Counterparty that it shall contribute to the amount paid or payable by the Depositor and/or the Servicer as a result of the losses, claims, damages or liabilities of the Depositor and/or the Servicer in such proportion as is appropriate to reflect the relative fault of the Depositor or the Servicer, as the case may be, on the one hand and the Trustee on the other and (ii) the Servicer agrees that it shall contribute to the amount paid or payable by the Depositor and/or the Trustee as a result of the losses, claims, damages or liabilities of the Depositor and/or the Trustee in such proportion as is appropriate to reflect the relative fault of the Depositor or the Trustee, as the case may be, on the one hand and the Servicer on the other in connection with (a) a breach of the Servicer's obligations under this Section 4.08(b) or (b) any material misstatement or omission in the Certification made in reliance on any material misstatement or omission contained in the certification provided by the Servicer under this Section 4.08 or in the Officer's Certificate provided pursuant to Section 3.20 or the Assessment of Compliance provided pursuant to Section 3.21.

Section 4.09   Supplemental Interest Trust.

(a)   On the Closing Date, there is hereby established a separate common law trust under the laws of the State of Delaware for the benefit of the Holders of the Class A Certificates, the Mezzanine Certificates and the Class C Certificates (the "Supplemental Interest Trust"), into which the Depositor shall deposit: (i) the Swap Agreement and (ii) $1,000. The

Supplemental Interest Trust shall be maintained by the Supplemental Interest Trust Trustee, who initially, shall be the Trustee. On the Closing Date, the Supplemental Interest Trust Trustee shall establish and maintain in its name, a separate non-interest bearing account (the "Supplemental Interest Account"), to be held in the Supplemental Interest Trust into which the Depositor shall initially deposit $1,000. The Supplemental Interest Account shall be an Eligible Account, and funds on deposit therein shall be held separate and apart from, and shall not be commingled with, any other moneys, including, without limitation, other moneys of the Trustee or of the Supplemental Interest Trust Trustee held pursuant to this Agreement.

(b)   The Supplemental Interest Trust Trustee shall deposit, to the extent of available funds, into the Supplemental Interest Account any amounts required to be paid to the Supplemental Interest Trust Trustee pursuant to Section 4.01 and shall distribute from the Supplemental Interest Account any such amounts to the Swap Counterparty as required by Section 4.01(d)(iv). For federal income tax purposes, such amounts paid to the Supplemental Interest Trust on each Distribution Date shall first be deemed paid to the Supplemental Interest Trust in respect of Class Swap IO Upper-Tier Interest to the extent of the amount distributable on such Class Swap IO Upper-Tier Interest on such Distribution Date, and any remaining amount shall be deemed paid to the Supplemental Interest Trust in respect of a Class IO Distribution Amount. The Supplemental Interest Trust Trustee shall deposit into the Supplemental Interest Account any amounts received from the Swap Counterparty and shall distribute from the Supplemental Interest Account any such amounts to the Swap Counterparty and to the Holders of the Class A Certificates, the Mezzanine Certificates and the Class C Certificates as required pursuant to Section 4.01(d)(iv).

(c)   Funds in the Supplemental Interest Account shall be invested in Permitted Investments. The Holders of the majority of the Percentage Interest of the Class C Certificates shall direct the Supplemental Interest Trust Trustee, in writing, as to investment of amounts on deposit therein. All income and gain earned upon such investment shall be deposited into the Supplemental Interest Account.

(d)   In addition, on or after the Closing Date, the Supplemental Interest Trust Trustee shall establish and maintain in its name, a separate non-interest bearing account (the "Credit Support Annex Account"), to be held in the Supplemental Interest Trust. The Credit Support Annex Account shall be an Eligible Account and funds on deposit therein shall be held separate and apart from, and shall not be commingled with, any other moneys, including, without limitation, other moneys of the Trustee or of the Supplemental Interest Trust Trustee held pursuant to this Agreement.

The Supplemental Interest Trust Trustee shall deposit into the Credit Support Annex Account any amounts received from the Swap Counterparty under the Swap Credit Support Annex. Except for investment earnings, the Swap Counterparty shall not have any legal, equitable or beneficial interest in the Credit Support Annex Account other than in accordance with this Agreement, the Swap Agreement and applicable law. The Supplemental Interest Trust Trustee shall maintain and apply all collateral and earnings thereon on deposit in the Credit Support Annex Account in accordance with Swap Credit Support Annex.

Cash collateral posted by the Swap Counterparty in accordance with the Swap Credit Support Annex shall be invested at the direction of the Swap Counterparty in Permitted Investments in accordance with the requirements of the Swap Credit Support Annex.   All

amounts earned on amounts on deposit in the Credit Support Annex Account (whether cash collateral or securities) shall be for the account of and taxable to the Swap Counterparty. Neither the Supplemental Interest Trust Trustee or the Trustee shall be liable for the selection of investments or for the losses incurred thereon. The Supplemental Interest Trustee shall be entitled to rely upon notices and information that it receives from the calculation agent and Swap Counterparty pursuant to the terms of the Swap Agreement, acting in good faith.

Upon the occurrence of an Event of Default, a Termination Event, or an Additional Termination Event (each as defined in the Swap Agreement) or upon the occurrence or designation of an Early Termination Date (as defined in the Swap Agreement) as a result of any such Event of Default, Termination Event, or Additional Termination Event, and, in either such case, unless the Swap Counterparty has paid in full all of its Obligations (as defined in the Swap Credit Support Annex) that are then due, then any collateral posted by the Swap Counterparty in accordance with the Swap Credit Support Annex shall be applied to the payment of any Obligations due to Party B (as defined in the Swap Agreement) in accordance with the Swap Credit Support Annex. To the extent the Supplemental Interest Trust Trustee is required to return any of the Posted Collateral to the Swap Counterparty under the terms of the Swap Credit Support Annex, the Supplemental Interest Trust Trustee shall return such collateral in accordance with the terms of the Swap Credit Support Annex.

It is the intention of the parties that, for federal and state income and state and local franchise tax purposes, the Holders of the Class C Certificates be considered the owners of the Supplemental Interest Trust (exclusive of the Credit Support Annex Account) and that the Supplemental Interest Trust (exclusive of the Credit Support Annex Account) be disregarded as an entity separate from the Holder of the Class C Certificates unless and until the date when either (a) there is more than one Holder of the Class C Certificates or (b) any Class of Certificates in addition to the Class C Certificates is recharacterized as an equity interest in the Supplemental Interest Trust (exclusive of the Credit Support Annex Account) for federal income tax purposes, in which case it is the intention of the parties that, for federal and state income and state and local franchise tax purposes, the Supplemental Interest Trust (exclusive of the Credit Support Annex Account) be treated as a partnership. Neither the Supplemental Interest Trust Trustee nor the Trustee shall be responsible for any entity-level tax reporting, of tax return preparation or filing, for the Supplemental Interest Trust. If the Supplemental Interest Trust becomes characterized as a partnership for federal income tax purposes, the Servicer or its Affiliate shall (i) obtain, or cause to be obtained, a taxpayer identification number for the Supplemental Interest Trust, (ii) prepare and file, or cause to be prepared and filed, any necessary federal, state or local tax returns for the Supplemental Interest Trust, and (iii) prepare and deliver, or cause to be prepared and delivered, to the Swap Counterparty an IRS Form W-9 and to update such form upon expiration, as required under then applicable U.S. Treasury regulations, and promptly upon learning that such IRS Form W-9 (or any successor form thereto) has become obsolete or incorrect. Each Holder of a Class C Certificate and each transferee thereof, by accepting the Class C Certificate, hereby to (x) designates and authorizes the Servicer or its Affiliate to act as its agent and as agent for the Supplemental Interest Trust in obtaining a taxpayer identification number for the Supplemental Interest Trust, preparing and filing tax returns, and issuing the IRS Form W-9, and (y) agrees to cooperate with the Servicer and to provide any information the Servicer reasonably requires to perform the foregoing functions.

(e)   Any obligation of the Supplemental Interest Trust Trustee under the Swap Agreement shall be deemed to be an obligation of the Supplemental Interest Trust.

Section 4.10   Final Maturity Reserve Trust.

(a)   On the Closing Date, there is hereby established a separate common law trust under the laws of the State Delaware for the benefit of the Holders of the Class A Certificates, the Mezzanine Certificates and the Class C Certificates (the "Final Maturity Reserve Trust") into which the Depositor shall deposit $1,000. The Final Maturity Reserve Trust shall be maintained by the Final Maturity Reserve Trust Trustee, who, initially, shall be the Trustee. On the Closing Date, the Final Maturity Reserve Trust Trustee shall establish and maintain in its name, a separate non-interest bearing account (the "Final Maturity Reserve Account"), into which the Depositor shall initially deposit $1,000. The Final Maturity Reserve Account shall be an Eligible Account, and funds on deposit therein shall be held separate and apart from, and shall not be commingled with, any other moneys, including, without limitation, other moneys of the Trustee or of the Final Maturity Reserve Trust Trustee held pursuant to this Agreement.

(b)   The Final Maturity Reserve Trust Trustee shall deposit into the Final Maturity Reserve Account any Group I Final Maturity Reserve Amount, Group II Final Maturity Reserve Amount and Supplemental Final Maturity Reserve Amount pursuant to Section 4.01. The Final Maturity Reserve Trust Trustee shall distribute the funds in the Final Maturity Reserve Account pursuant to Section 4.01(d)(iii).

(c)   Funds in the Final Maturity Reserve Trust shall be held by the Trustee in the Final Maturity Reserve Account uninvested. The Class C Certificates shall evidence ownership of the Final Maturity Reserve Trust for federal income tax purposes.

(d)   For federal income tax purposes, any Certificateholder that receives a principal payment from the Final Maturity Reserve Trust shall be treated as selling a portion of its Certificate to the Holder of the Class C Certificates and as having received the amount of the principal payment from the Holder of the Class C Certificates as the proceeds of the sale. The portion of the Certificate that is treated as having been sold shall equal the amount of the corresponding reduction in the Certificate Principal Balance of such Certificate. Principal payments received from the Final Maturity Reserve Trust shall not be treated as distributions from any REMIC created hereby. All principal distributions from the Final Maturity Reserve Trust shall be accounted for hereunder in accordance with this Section 4.10(d).

Section 4.11   Intention of the Parties and Interpretation.

Each of the parties acknowledges and agrees that the purpose of Sections 3.20, 3.21 and 4.08 of this Agreement is to facilitate compliance by the Depositor with the provisions of Regulation AB, as such may be amended from time to time and subject to clarification and interpretive advice as may be issued by the staff of the Commission from time to time. Therefore, each of the parties agrees that (a) the obligations of the parties hereunder shall be interpreted in such a manner as to accomplish that purpose, (b) the parties' obligations hereunder will be supplemented and modified as necessary to be consistent with any such amendments, interpretive advice or guidance, convention or consensus among active participants in the asset-backed securities markets, advice of counsel, or otherwise in respect of the requirements of Regulation AB, (c) the parties shall comply with requests made by the Depositor for delivery of additional or different information as the Depositor may determine in good faith is necessary to comply with the provisions of Regulation AB, and (d) no amendment of this Agreement shall be

required to effect any such changes in the parties' obligations as are necessary to accommodate evolving interpretations of the provisions of Regulation AB.

Section 4.12   Interest Coverage Account.

(a)   No later than the Closing Date, the Trustee shall establish and maintain a segregated non-interest bearing trust account that is an Eligible Account, which shall be titled "Interest Coverage Account, Citibank, N.A., as trustee for the registered Holders of WaMu Asset-Backed Certificates WaMu Series 2007-HE3 Trust" (the "Interest Coverage Account"). The Trustee shall, promptly upon receipt, deposit in the Interest Coverage Account and retain therein the Interest Coverage Amount remitted on the Closing Date to the Trustee by the Depositor. Funds deposited in the Interest Coverage Account shall be held in trust by the Trustee for the Certificateholders for the uses and purposes set forth herein.

(b)   For federal income tax purposes, the Servicer shall be the owner of the Interest Coverage Account and shall report all items of income, deduction, gain or loss arising therefrom. At no time will the Interest Coverage Account be an asset of any REMIC created hereunder. Amounts held in the Interest Coverage Account shall be invested in Permitted Investments upon and pursuant to written investment directions from the Servicer. The Trustee shall have no liability for losses on any such investment and in the absence of such written directions from the Servicer, the Trustee shall be under no duty to invest (or otherwise pay interest on) such funds. All income and gain realized from investment of funds deposited in the Interest Coverage Account shall be for the sole and exclusive benefit of the Servicer and shall be remitted by the Trustee to the Servicer no later than the first Business Day following receipt of such income and gain by the Trustee. The Servicer shall deposit in the Interest Coverage Account the amount of any net loss incurred in respect of any such Permitted Investment immediately upon realization of such loss.

(c)   On the first Distribution Date, the Trustee shall withdraw from the Interest Coverage Account and deposit in the Reserve Fund an amount equal to the difference between (x) the aggregate amount of interest accrued during the related Accrual Period at the related Formula Rate on the Certificate Principal Balance of each Class of the Class A Certificates and the Mezzanine Certificates immediately prior to such Distribution Date, minus the aggregate amount of any Relief Act Interest Shortfalls or Net Prepayment Interest Shortfalls for such Distribution Date over (y) the sum of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount for such Distribution Date. On the second Distribution Date, the Trustee shall withdraw any remaining amounts from the Interest Coverage Account and distribute them to the Servicer.

ARTICLE V

THE CERTIFICATES

Section 5.01   The Certificates.

(a)   The Certificates in the aggregate will represent the entire beneficial ownership interest in the Mortgage Loans and all other assets included in the Trust Fund.

The Certificates will be substantially in the forms annexed hereto as Exhibits A-1 through A-6. The Certificates of each Class will be issuable in registered form only, in denominations of

authorized Percentage Interests as described in the definition thereof. Each Certificate will share ratably in all rights of the related Class.

Upon original issue, the Certificates shall be executed by the Trustee and authenticated and delivered by the Trustee, to or upon the order of the Depositor. The Certificates shall be executed and attested by manual or facsimile signature on behalf of the Trustee by an authorized signatory. Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Trustee shall bind the Trustee, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Certificates or did not hold such offices at the date of such Certificates. No Certificate shall be entitled to any benefit under this Agreement or be valid for any purpose, unless there appears on such Certificate a certificate of authentication substantially in the form provided herein executed by the Trustee by manual signature, and such certificate of authentication shall be conclusive evidence, and the only evidence, that such Certificate has been duly authenticated and delivered hereunder. All Certificates shall be dated the date of their authentication.

(b)   The Book Entry Certificates shall initially be issued as one or more Certificates held by the Book-Entry Custodian or, if appointed to hold such Certificates as provided below, the Depository and registered in the name of the Depository or its nominee and, except as provided below, registration of the Book-Entry Certificates may not be transferred by the Trustee except to another Depository that agrees to hold the Book-Entry Certificates for the respective Certificate Owners with Ownership Interests therein. The Certificate Owners shall hold their respective Ownership Interests in and to the Book-Entry Certificates through the book-entry facilities of the Depository and, except as provided below, shall not be entitled to definitive, fully registered Certificates ("Definitive Certificates") in respect of such Ownership Interests. All transfers by Certificate Owners of their respective Ownership Interests in the Book-Entry Certificates shall be made in accordance with the procedures established by the Depository Participant or brokerage firm representing such Certificate Owner. Each Depository Participant shall only transfer the Ownership Interests in the Book-Entry Certificates of Certificate Owners it represents or of brokerage firms for which it acts as agent in accordance with the Depository's normal procedures. The Trustee is hereby initially appointed as the Book-Entry Custodian and hereby agrees to act as such in accordance herewith and in accordance with the agreement that it has with the Depository authorizing it to act as such. The Book-Entry Custodian may, and if it is no longer qualified to act as such, the Book-Entry Custodian shall, appoint, by a written instrument delivered to the Depositor, the Servicer and if the Trustee is not the Book-Entry Custodian, the Trustee and any other transfer agent (including the Depository or any successor Depository) to act as Book-Entry Custodian under such conditions as the predecessor Book-Entry Custodian and the Depository or any successor Depository may prescribe, provided that the predecessor Book-Entry Custodian shall not be relieved of any of its duties or responsibilities by reason of any such appointment of other than the Depository. If the Trustee resigns or is removed in accordance with the terms hereof, successor Trustee or, if it so elects, the Depository shall immediately succeed to its predecessor's duties as Book-Entry Custodian. The Depositor shall have the right to inspect, and to obtain copies of, any Certificates held as Book-Entry Certificates by the Book-Entry Custodian.

The Trustee, the Delaware Trustee, the Servicer, the NIMS Insurer and the Depositor may for all purposes (including the making of payments due on the Book-Entry Certificates) deal with the Depository as the authorized representative of the Certificate Owners with respect to the

Book-Entry Certificates for the purposes of the exercise by Certificateholders of the rights of Certificateholders hereunder. The rights of Certificate Owners with respect to the Book-Entry Certificates shall be limited to those established by law and agreements between such Certificate Owners and the Depository Participants and brokerage firms representing such Certificate Owners. The Depositor is hereby authorized to execute and deliver on behalf of the Trust the Letter of Representations to be submitted on behalf of the Trust to the Depository and to perform the obligations of the Issuer (as defined in the Letter of Representations) thereunder. The Trustee is hereby authorized to execute and deliver as agent of the Trust the Letter of Representations to be submitted on behalf of the Trust to the Depository and to perform the obligations of the Agent (as defined in the Letter of Representations) thereunder. Multiple requests and directions from, and votes of, the Depository as Holder of the Book-Entry Certificates with respect to any particular matter shall not be deemed inconsistent if they are made with respect to different Certificate Owners. The Trustee may establish a reasonable record date in connection with solicitations of consents from or voting by Certificateholders and shall give notice to the Depository of such record date.

If (i)(A) the Depositor advises the Trustee in writing that the Depository is no longer willing or able to properly discharge its responsibilities as Depository, and (B) the Depositor is unable to locate a qualified successor, (ii) the Depositor notifies the Trustee and the Depository of its intent to terminate the book-entry system through the Depository and, upon receipt of notice of such intent from the Depository, the Depository Participants with a position in the Book Entry Certificates agree to initiate such termination, or (iii) after the occurrence of a Servicer Event of Default, Certificate Owners representing in the aggregate not less than 51% of the Ownership Interests of the Book-Entry Certificates advise the Trustee through the Depository, in writing, that the continuation of a book-entry system through the Depository is no longer in the best interests of the Certificate Owners, the Trustee shall notify all Certificate Owners, through the Depository, of the occurrence of any such event and of the availability of Definitive Certificates to Certificate Owners requesting the same. Upon surrender to the Trustee of the Book-Entry Certificates by the Book-Entry Custodian or the Depository, as applicable, accompanied by registration instructions from the Depository for registration of transfer, the Trustee shall issue the Definitive Certificates. Such Definitive Certificates will be issued in minimum denominations of $25,000, except that any beneficial ownership that was represented by a Book-Entry Certificate in an amount less than $25,000 immediately prior to the issuance of a Definitive Certificate shall be issued in a minimum denomination equal to the amount represented by such Book-Entry Certificate. None of the Depositor, the Servicer, the Trustee or the Delaware Trustee shall be liable for any delay in the delivery of such instructions and may conclusively rely on, and shall be protected in relying on, such instructions. Upon the issuance of Definitive Certificates all references herein to obligations imposed upon or to be performed by the Depository shall be deemed to be imposed upon and performed by the Trustee, to the extent applicable with respect to such Definitive Certificates, and the Trustee shall recognize the Holders of the Definitive Certificates as Certificateholders hereunder.

Section 5.02   Registration of Transfer and Exchange of Certificates.

(a)   The Trustee shall cause to be kept at one of the offices or agencies to be appointed by the Trustee in accordance with the provisions of Section 8.12 a Certificate Register for the Certificates in which, subject to such reasonable regulations as it may prescribe, the Trustee shall provide for the registration of Certificates and of transfers and exchanges of Certificates as herein provided.

(b)   No transfer, sale, pledge or other disposition of any Class C Certificate, Class P Certificate or Residual Certificate shall be made unless such disposition is exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), and any applicable state securities laws or is made in accordance with the 1933 Act and laws. In the event of any such transfer of any Class C Certificate, Class P Certificate or Residual Certificate (other than in connection with (i) the initial transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Depositor to the Seller, (ii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Seller to an Affiliate of the Seller or to a trust, the depositor of which is an Affiliate of the Seller, (iii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by an Affiliate of the Seller to one or more entities sponsored by such Affiliate or to a trust, the depositor of which is one or more entities sponsored by such Affiliate or (iv) a subsequent transfer of any Class C Certificates, Class P Certificates or Residual Certificates to the Seller or its designee by such entity or trust described in clauses (ii) or (iii) above to which the Certificates were previously transferred in reliance on clauses (ii) or (iii) above) (i) unless such transfer is made in reliance upon Rule 144A (as evidenced by the investment letter delivered to the Trustee, in substantially the form attached hereto as Exhibit J) under the 1933 Act, the Trustee and the Depositor shall require a written Opinion of Counsel (which may be in-house counsel) acceptable to and in form and substance reasonably satisfactory to the Trustee and the Depositor that such transfer may be made pursuant to an exemption, describing the applicable exemption and the basis therefor, from the 1933 Act or is being made pursuant to the 1933 Act, which Opinion of Counsel shall not be an expense of the Trustee, the Delaware Trustee, the Trust Fund or the Depositor or (ii) the Trustee shall require the transferor to execute a transferor certificate (in substantially the form attached hereto as Exhibit L) and the transferee to execute an investment letter (in substantially the form attached hereto as Exhibit J) acceptable to and in form and substance reasonably satisfactory to the Depositor and the Trustee certifying to the Depositor and the Trustee the facts surrounding such transfer, which investment letter shall not be an expense of the Trustee or the Depositor. The Holder of a Class C Certificate, Class P Certificate or Residual Certificate desiring to effect such transfer shall, and does hereby agree to, indemnify the Trustee, the Delaware Trustee, the Depositor and the Trust Fund against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

(c)   For so long as the Supplemental Interest Trust or the Final Maturity Reserve Trust is in existence, no transfer of a Class A Certificate or Mezzanine Certificate shall be made unless the Trustee shall have received a representation letter from the transferee of such Certificate, substantially in the form set forth in Exhibit I, to the effect that either (i) it is neither a Plan nor a Person acting on behalf of any such Plan or using the assets of any such Plan to effect such transfer or (ii) it is an accredited investor within the meaning of Prohibited Transaction Exemption 2007-05, as amended from time to time (the "Exemption") and the acquisition and holding of such Certificate and the separate right to receive payments from the Supplemental Interest Trust Trustee and the Final Maturity Reserve Trust Trustee are eligible for the exemptive relief available under Prohibited Transaction Class Exemption ("PTCE") 84-14 (for transactions by independent "qualified professional asset managers"), 91-38 (for transactions by bank collective investment funds), 90-1 (for transactions by insurance company pooled separate accounts), 95-60 (for transactions by insurance company general accounts) or 96-23 (for transactions effected by "in-house asset managers"). If the Class A Certificate, or the Mezzanine Certificate is a Book-Entry Certificate, the transferee will be deemed to have made a representation as provided in clause (i) or (ii) of this paragraph, as applicable.

Subsequent to the termination of the Supplemental Interest Trust and the Final Maturity Reserve Trust, no transfer of a Mezzanine Certificate shall be made unless the Trustee shall have received a representation letter from the transferee of such Certificate, substantially in the form set forth in Exhibit I, to the effect that either (i) it is neither a Plan nor a Person acting on behalf of any such Plan or using the assets of any such Plan to effect such transfer or (ii) it has acquired and is holding such Certificate in reliance on the Exemption, and that it understands that there are certain conditions to the availability of the Exemption, including that the certificate must be rated, at the time of purchase, not lower than "BBB-"(or its equivalent) by S&P, Fitch, DBRS or Moody's, and the Certificate is so rated or (iii) (1) it is an insurance company, (2) the source of funds used to acquire or hold the certificate or interest therein is an "insurance company general account," as such term is defined in PTCE 95-60, and (3) the conditions in Sections I and III of PTCE 95-60 have been satisfied. If the Mezzanine Certificate is a Book-Entry Certificate, the transferee will be deemed to have made a representation as provided in clause (i), (ii) or (iii) of this paragraph, as applicable.

No transfer of a Class C Certificate, Class P Certificate or Residual Certificate or any interest therein shall be made to any Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any Person acquiring such Certificates with "Plan Assets" of a Plan within the meaning of the Department of Labor regulation promulgated at 29 C.F.R. § 2510.3-101 ("Plan Assets") unless, in the case of the Class C Certificates or the Class P Certificates, the Depositor, the Trustee and the Servicer are provided with an Opinion of Counsel which establishes to the satisfaction of the Depositor, the Trustee and the Servicer that the purchase of such Certificates is permissible under applicable law, will not constitute or result in any prohibited transaction under ERISA or Section 4975 of the Code and will not subject the Depositor, the Servicer, the Trustee, the Delaware Trustee or the Trust Fund to any obligation or liability (including obligations or liabilities under ERISA or Section 4975 of the Code) in addition to those undertaken in this Agreement, which Opinion of Counsel shall not be an expense of the Depositor, the Servicer, the Trustee. the Delaware Trustee or the Trust Fund. Neither an Opinion of Counsel nor any certification will be required in connection with the (i) initial transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Depositor to the Seller, (ii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Seller to an Affiliate of the Seller or to a trust, the depositor of which is an Affiliate of the Seller, (iii) the transfer of any Class C Certificates, Class P Certificates or Residual Certificates by an Affiliate of the Seller to one or more entities sponsored by such Affiliate or to a trust the depositor of which is one or more entities sponsored by such Affiliate or (iv) a subsequent transfer of any Class C Certificates, Class P Certificates or Residual Certificates to the Seller or its designee by such entity or trust described in clauses (ii) or (iii) above to which the Certificates were previously transferred in reliance on clauses (ii) or (iii) above (in which case, the Depositor, the Seller, any such Affiliate and such entities sponsored by such Affiliate shall have deemed to have represented that the applicable transferee is not a Plan or a Person investing Plan Assets) and the Trustee shall be entitled to conclusively rely upon a representation (which, upon the request of the Trustee, shall be a written representation) from the Depositor of the status of each transferee, the Seller or such an Affiliate. Each transferee of a Class C Certificate, Class P Certificate or Residual Certificate shall sign a letter substantially in the form of Exhibit I to demonstrate its compliance with this Section 5.02(c) (other than in connection with the (i) initial transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Depositor to the Seller, (ii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Seller to an Affiliate of the Seller or to a trust, the depositor of which is an Affiliate of the Seller, (iii) the transfer of any

Class C Certificates, Class P Certificates or Residual Certificates by an Affiliate of the Seller to one or more entities sponsored by such Affiliate or to a trust the depositor of which is one or more entities sponsored by such Affiliate or (iv) a subsequent transfer of any Class C Certificates, Class P Certificates or Residual Certificates to the Seller or its designee by such entity or trust described in clauses (ii) or (iii) above to which the Certificates were previously transferred in reliance on clauses (ii) or (iii) above).

For so long as the Swap Agreement is in effect, except as provided in the next sentence, no transfer of any Class C Certificate shall be effective unless and until the proposed transferee of such Class C Certificate provides to each of (a) the Trustee, (b) the Supplemental Interest Trust Trustee and (c) the Swap Counterparty, the appropriate tax certification form (i.e., IRS Form W-9 or IRS Form W-8BEN, W-8IMY, W-8EXP or W-8ECI, as applicable or any successor form thereto), and such proposed transferee agrees to update such forms (i) upon expiration of any such form, (ii) as required under then applicable U.S. Treasury regulations, and (iii) promptly upon learning that any IRS Form W-9 or IRS Form W-8BEN, W-8IMY, W-8EXP or W-8ECI, as applicable or any successor form thereto, has become obsolete or incorrect. The foregoing sentence shall not apply to any transfer of a Class C Certificate if, immediately after such transfer, there would be more than one Holder of the Class C Certificates.   If the Holder of any Class C Certificates or any proposed transferee of a Class C Certificate requests, the Supplemental Interest Trust Trustee shall provide such Holder with the then current contact information for the Swap Counterparty. Except for transfers described in the second sentence of this paragraph, any purported sales or transfers of any Class C Certificate to a transferee that does not comply with the requirements of this paragraph shall be deemed null and void under this Agreement, and the Trustee shall continue to treat the purported transferor as the owner of the relevant Class C Certificates for all purposes of this Agreement. Upon receipt of any tax certification form pursuant to this paragraph, the Supplemental Interest Trust Trustee shall forward a copy of such form to the Swap Counterparty.

The Supplemental Interest Trust Trustee and the Trustee, respectively, shall not be liable for the completeness, accuracy, content or truthfulness of any such tax certification provided to it. The Supplemental Interest Trust Trustee and the Trustee shall only be required to forward any tax certification received by it to the Swap Counterparty at the last known address provided to it, and shall not be liable for the receipt of such tax certification by the Swap Counterparty, nor any failure of the Swap Counterparty to process such certification or to take any action as required under the respective Swap Agreement, or under applicable law. The Supplemental Interest Trustee and the Trustee shall have no duty to take action to correct any misstatement or omission in any tax certification provided to it and forwarded to the Swap Counterparty.

If any Certificate or any interest therein is acquired or held in violation of the provisions of the preceding paragraphs, the next preceding permitted beneficial owner will be treated as the beneficial owner of that Certificate retroactive to the date of transfer to the purported beneficial owner. Any purported beneficial owner whose acquisition or holding of any such Certificate or interest therein was effected in violation of the provisions of the preceding paragraph shall indemnify and hold harmless the Depositor, the Servicer, the Trustee, the Delaware Trustee and the Trust Fund from and against any and all liabilities, claims, costs or expenses incurred by those parties as a result of that acquisition or holding.

(d)   Each Person who has or who acquires any Ownership Interest in a Residual Certificate shall be deemed by the acceptance or acquisition of such Ownership Interest

to have agreed to be bound by the following provisions and to have irrevocably appointed the Depositor or its designee as its attorney-in-fact to negotiate the terms of any mandatory sale under clause (v) below and to execute all instruments of transfer and to do all other things necessary in connection with any such sale, and the rights of each Person acquiring any Ownership Interest in a Residual Certificate are expressly subject to the following provisions:

(i) Each Person holding or acquiring any Ownership Interest in a Residual Certificate shall be a Permitted Transferee and shall promptly notify the Trustee of any change or impending change in its status as a Permitted Transferee.

(ii) No Person shall acquire an Ownership Interest in a Residual Certificate unless such Ownership Interest is a pro rata undivided interest.

(iii) Except in connection with any transfer to an Affiliate of the Depositor, in connection with any proposed transfer of any Ownership Interest in a Residual Certificate, the Trustee shall as a condition to registration of the transfer, require delivery to it, in form and substance satisfactory to it, of each of the following:

(A) an affidavit in the form of Exhibit K hereto from the proposed transferee to the effect that such transferee is a Permitted Transferee and that it is not acquiring its Ownership Interest in the Residual Certificate that is the subject of the proposed transfer as a nominee, trustee or agent for any Person who is not a Permitted Transferee; and

(B) a covenant of the proposed transferee to the effect that the proposed transferee agrees to be bound by and to abide by the transfer restrictions applicable to the Residual Certificates.

(iv) Any attempted or purported transfer of any Ownership Interest in a Residual Certificate in violation of the provisions of this Section shall be absolutely null and void and shall vest no rights in the purported transferee. If any purported transferee shall, in violation of the provisions of this Section, become a Holder of a Residual Certificate, then the prior Holder of such Residual Certificate that is a Permitted Transferee shall, upon discovery that the registration of transfer of such Residual Certificate was not in fact permitted by this Section, be restored to all rights as Holder thereof retroactive to the date of registration of transfer of such Residual Certificate. The Trustee shall not be under any liability to any Person for any registration of transfer of a Residual Certificate that is in fact not permitted by this Section or for making any distributions due on such Residual Certificate to the Holder thereof or taking any other action with respect to such Holder under the provisions of this Agreement so long as the Trustee received the documents specified in clause (iii). The Trustee shall be entitled to recover from any Holder of a Residual Certificate that was in fact not a Permitted Transferee at the time such distributions were made all distributions made on such Residual Certificate. Any such distributions so recovered by the Trustee shall be distributed and delivered by the Trustee to the prior Holder of such Residual Certificate that is a Permitted Transferee.

(v) If any Person other than a Permitted Transferee acquires any Ownership Interest in a Residual Certificate in violation of the restrictions in this Section,

then the Trustee shall have the right but not the obligation, without notice to the Holder of such Residual Certificate or any other Person having an Ownership Interest therein, to notify the Depositor to arrange for the sale of such Residual Certificate. The proceeds of such sale, net of commissions (which may include commissions payable to the Depositor or its affiliates in connection with such sale), expenses and taxes due, if any, will be remitted by the Trustee to the previous Holder of such Residual Certificate that is a Permitted Transferee, except that in the event that the Trustee determines that the Holder of such Residual Certificate may be liable for any amount due under this Section or any other provisions of this Agreement, the Trustee may withhold a corresponding amount from such remittance as security for such claim. The terms and conditions of any sale under this clause (v) shall be determined in the sole discretion of the Trustee and it shall not be liable to any Person having an Ownership Interest in a Residual Certificate as a result of its exercise of such discretion.

(vi)   If any Person other than a Permitted Transferee acquires any Ownership Interest in a Residual Certificate in violation of the restrictions in this Section, then the Trustee will provide to the Internal Revenue Service, and to the persons designated in Section 860E(e)(3) of the Code, information needed to compute the tax imposed under Section 860E(e)(1) of the Code on such transfer.

The foregoing provisions of this Section shall cease to apply to transfers occurring on or after the date on which there shall have been delivered to the Trustee, in form and substance satisfactory to the Trustee, (i) written notification from each Rating Agency that the removal of the restrictions on Transfer set forth in this Section will not cause such Rating Agency to downgrade its rating of any of the Other NIM Notes, the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer) or the Certificates and (ii) an Opinion of Counsel to the effect that such removal will not cause any REMIC created hereunder to fail to qualify as a REMIC.

(e)   Subject to the preceding subsections, upon surrender for registration of transfer of any Certificate at any office or agency of the Trustee designated from time to time for such purpose pursuant to Section 8.12, the Trustee shall execute and authenticate and deliver, in the name of the designated Transferee or Transferees, one or more new Certificates of the same Class of a like aggregate Percentage Interest.

(f)   At the option of the Holder thereof, any Certificate may be exchanged for other Certificates of the same Class with authorized denominations and a like aggregate Percentage Interest, upon surrender of such Certificate to be exchanged at any office or agency of the Trustee maintained for such purpose pursuant to Section 8.12. Whenever any Certificates are so surrendered for exchange the Trustee shall execute, authenticate and deliver the Certificates which the Certificateholder making the exchange is entitled to receive. Every Certificate presented or surrendered for transfer or exchange shall (if so required by the Trustee) be duly endorsed by, or be accompanied by a written instrument of transfer in the form satisfactory to the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing.

(g)   No service charge shall be made for any registration of transfer or exchange of Certificates of any Class, but the Trustee may require payment of a sum sufficient to

cover any tax or governmental charge that may be imposed in connection with any transfer or exchange of Certificates.

All Certificates surrendered for registration of transfer or exchange shall be canceled by the Trustee and disposed of pursuant to its standard procedures.

Notwithstanding any term herein contained to the contrary, the Trustee shall not be under any obligation to determine or monitor whether any transfer or exchange of any Certificate complies with the Securities Act, or any other state securities laws that may be applicable, or ERISA, the Investment Company Act or the Code; provided, however, that if a certificate, opinion or other requirement is specifically set forth in this Section 5.02, the Trustee shall be under a duty to receive and examine such certificate or opinion to determine whether conforms on its face with the requirement specifically set forth in this Section 5.02.

Section 5.03   Mutilated, Destroyed, Lost or Stolen Certificates.

If (i) any mutilated Certificate is surrendered to the Trustee or the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Certificate and (ii) there is delivered to the Trustee, the Depositor and (in the case of a Class C Certificate or Class P Certificate) the NIMS Insurer such security or indemnity as may be required by them to save each of them, and the Trust Fund, harmless, then, in the absence of notice to the Trustee that such Certificate has been acquired by a protected purchaser, the Trustee shall execute, authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a new Certificate of like tenor and Percentage Interest. Upon the issuance of any new Certificate under this Section, the Trustee may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) in connection therewith. Any duplicate Certificate issued pursuant to this Section, shall constitute complete and indefeasible evidence of ownership in the Trust, as if originally issued, whether or not the lost, stolen or destroyed Certificate shall be found at any time.

Section 5.04   Persons Deemed Owners.

The Servicer, the Depositor, the Trustee, the Delaware Trustee, the NIMS Insurer and any agent of the Servicer, the Depositor, the Trustee, the Delaware Trustee, or the NIMS Insurer may treat the Person, including a Depository, in whose name any Certificate is registered as the owner of such Certificate for the purpose of receiving distributions pursuant to Section 4.01 and for all other purposes whatsoever, and none of the Servicer, the Depositor, the Trustee, the Delaware Trustee, the NIMS Insurer nor any agent of any of them shall be affected by notice to the contrary.

ARTICLE VI

THE SERVICER AND THE DEPOSITOR

Section 6.01   Liability of the Servicer and the Depositor.

The Depositor and the Servicer each shall be liable in accordance herewith only to the extent of the obligations specifically imposed by this Agreement and undertaken hereunder by the Depositor and the Servicer herein.

Section 6.02   <u>Merger or Consolidation of the Depositor or the Servicer</u>.

Subject to the following paragraph, the Depositor will keep in full effect its existence, rights and franchises as a corporation under the laws of the jurisdiction of its incorporation. Subject to the following paragraph, the Servicer will keep in full effect its existence, rights and franchises as a corporation under the laws of the jurisdiction of its incorporation and its qualification as an approved conventional seller/servicer for Fannie Mae or Freddie Mac in good standing. The Depositor and the Servicer each will obtain and preserve its qualification to do business as a foreign corporation in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Agreement, the Certificates or any of the Mortgage Loans and to perform its respective duties under this Agreement.

The Depositor or the Servicer may be merged or consolidated with or into any Person, or transfer all or substantially all of its assets to any Person, in which case any Person resulting from any merger or consolidation to which the Depositor or the Servicer shall be a party, or any Person succeeding to the business of the Depositor or the Servicer, shall be the successor of the Depositor or the Servicer, as the case may be, hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding; provided, however, that the successor or surviving Person to the Servicer shall be qualified to service mortgage loans on behalf of Fannie Mae or Freddie Mac; and provided further that the Rating Agencies' ratings of the Other NIM Notes, the Class A Certificates and the Mezzanine Certificates and the shadow rating of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer) in effect immediately prior to such merger or consolidation will not be qualified, reduced or withdrawn as a result thereof (as evidenced by a letter to such effect from the Rating Agencies to the Trustee).

Section 6.03   <u>Limitation on Liability of the Depositor, the Servicer and Others</u>.

None of the Depositor, the Servicer or any of the directors, officers, employees or agents of the Depositor or the Servicer shall be under any liability to the Trust Fund or the Certificateholders for any action taken or for refraining from the taking of any action in good faith pursuant to this Agreement, or for errors in judgment; provided, however, that this provision shall not protect the Depositor, the Servicer or any such person against any breach of warranties, representations or covenants made herein, or against any specific liability imposed on the Servicer or the Depositor, as applicable, pursuant hereto, or against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations and duties hereunder. The Depositor, the Servicer and any director, officer, employee or agent of the Depositor or the Servicer may rely in good faith on any document of any kind which, prima facie, is properly executed and submitted by any Person respecting any matters arising hereunder. The Depositor, the Servicer and any director, officer, employee or agent of the Depositor or the Servicer shall be indemnified and held harmless by the Trust against any loss, liability or expense incurred in connection with any legal action relating to this Agreement or the Certificates, other than any loss, liability or expense incurred by reason of willful misfeasance, bad faith or negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties hereunder. Neither the Depositor nor the Servicer shall be under any obligation to appear in, prosecute or defend any legal action unless such action is related to its respective duties under this Agreement and, in its opinion, does not involve it in any expense or liability; provided, however, that each of the Depositor and the Servicer may in its discretion undertake any such

action which it may deem necessary or desirable with respect to this Agreement and the rights and duties of the parties hereto and the interests of the Certificateholders hereunder. In such event, unless the Depositor or the Servicer acts without the consent of Holders of Certificates entitled to at least 51% of the Voting Rights (which consent shall not be necessary in the case of litigation or other legal action by either to enforce their respective rights or defend themselves hereunder), the legal expenses and costs of such action and any liability resulting therefrom (except any loss, liability or expense incurred by reason of willful misfeasance, bad faith or negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties hereunder) shall be expenses, costs and liabilities of the Trust, and the Depositor and the Servicer shall be entitled to be reimbursed therefor from the Collection Account as and to the extent provided in Section 3.11, any such right of reimbursement being prior to the rights of the Certificateholders to receive any amount in the Collection Account.

The Servicer (except the Trustee to the extent it has succeeded the Servicer as required hereunder) indemnifies and holds the Trustee, the Delaware Trustee, the Depositor and the Trust Fund harmless against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, fees and expenses that the Trustee, the Delaware Trustee, the Depositor or the Trust Fund may sustain in any way related to the failure of the Servicer to perform its duties and service the Mortgage Loans in compliance with the terms of this Agreement. The Servicer shall immediately notify the Trustee, the Delaware Trustee, the NIMS Insurer and the Depositor if a claim is made that may result in such claims, losses, penalties, fines, forfeitures, legal fees or related costs, judgments, or any other costs, fees and expenses, and the Servicer shall assume (with the consent of the Trustee) the defense of any such claim and pay all expenses in connection therewith, including reasonable counsel fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against the Servicer, the Trustee, the Delaware Trustee, the Depositor and/or the Trust Fund in respect of such claim. The provisions of this paragraph shall survive the termination of this Agreement and the payment of the outstanding Certificates.

Section 6.04   Limitation on Resignation of Servicer.

The Servicer shall not resign from the obligations and duties hereby imposed on it except (i) upon determination that its duties hereunder are no longer permissible under applicable law or (ii) with the written consent of the Trustee and the NIMS Insurer and written confirmation from each Rating Agency (which confirmation shall be furnished to the Depositor and the Trustee) that such resignation will not cause such Rating Agency to reduce the then current rating of any of the Other NIM Notes, the Class A Certificates or the Mezzanine Certificates or the shadow rating of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer). Any such determination pursuant to clause (i) of the preceding sentence permitting the resignation of the Servicer shall be evidenced by an Opinion of Counsel to such effect obtained at the expense of the Servicer and delivered to the Trustee. No resignation of the Servicer shall become effective until the Trustee or a successor servicer reasonably acceptable to the NIMS Insurer shall have assumed the Servicer's responsibilities, duties, liabilities (other than those liabilities arising prior to the appointment of such successor) and obligations under this Agreement.

Except as expressly provided herein, the Servicer shall not assign or transfer any of its rights, benefits or privileges hereunder to any other Person, nor delegate to or subcontract with, nor authorize or appoint any other Person to perform any of the duties, covenants or obligations

to be performed by the Servicer hereunder. The foregoing prohibition on assignment shall not prohibit the Servicer from designating a Sub-Servicer as payee of any indemnification amount payable to the Servicer hereunder; provided, however, that as provided in Section 3.06 hereof, no Sub-Servicer shall be a third-party beneficiary hereunder and the parties hereto shall not be required to recognize any Sub-Servicer as an indemnitee under this Agreement. If, pursuant to any provision hereof, the duties of the Servicer are transferred to a successor servicer, the entire amount of the Servicing Fee and other compensation payable to the Servicer pursuant hereto shall thereafter be payable to such successor servicer.

Section 6.05   <u>Rights of the Depositor, the NIMS Insurer and the Trustee in Respect of the Servicer</u>.

The Servicer shall afford (and any Sub-Servicing Agreement shall provide that each Sub-Servicer shall afford) the Depositor, the NIMS Insurer and the Trustee, upon reasonable notice, during normal business hours, access to all records maintained by the Servicer (and any such Sub-Servicer) in respect of the Servicer's rights and obligations hereunder and access to officers of the Servicer (and those of any such Sub-Servicer) responsible for such obligations. Upon request, the Servicer shall furnish to the Depositor, the NIMS Insurer and the Trustee its (and any such Sub-Servicer's) most recent financial statements and such other information relating to the Servicer's capacity to perform its obligations under this Agreement that it possesses. To the extent such information is not otherwise available to the public, the Depositor, the NIMS Insurer and the Trustee shall not disseminate any information obtained pursuant to the preceding two sentences without the Servicer's (or any such Sub-Servicer's) written consent, except as required pursuant to this Agreement or to the extent that it is necessary to do so (i) in working with legal counsel, auditors, taxing authorities or other governmental agencies, rating agencies or reinsurers or (ii) pursuant to any law, rule, regulation, order, judgment, writ, injunction or decree of any court or governmental authority having jurisdiction over the Depositor, the NIMS Insurer, the Trustee or the Trust Fund, and in either case, the Depositor or the Trustee, as the case may be, shall use, and the NIMS Insurer shall be deemed to have agreed with the parties hereto to use, its best efforts to assure the confidentiality of any such disseminated non-public information. The Depositor may, but is not obligated to, enforce the obligations of the Servicer under this Agreement and may, but is not obligated to, perform, or cause a designee to perform, any defaulted obligation of the Servicer under this Agreement or exercise the rights of the Servicer under this Agreement; provided that the Servicer shall not be relieved of any of its obligations under this Agreement by virtue of such performance by the Depositor or its designee. The Depositor shall not have any responsibility or liability for any action or failure to act by the Servicer and is not obligated to supervise the performance of the Servicer under this Agreement or otherwise.

ARTICLE VII

DEFAULT

Section 7.01   <u>Servicer Events of Default</u>.

"Servicer Event of Default," wherever used herein, means any one of the following events:

(i)   any failure by the Servicer to remit to the Trustee for distribution to the Certificateholders any payment (other than an Advance required to be made from its own funds on any Servicer Remittance Date pursuant to Section 4.04) required to be made under the terms of the Certificates and this Agreement which continues unremedied for a period of one Business Day after the date upon which written notice of such failure, requiring the same to be remedied, shall have been given to the Servicer by the Depositor, the Trustee (in which case notice shall be provided by telecopy), or to the Servicer, the Depositor and the Trustee by the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights; or

(ii)   any failure on the part of the Servicer duly to observe or perform in any material respect any of the covenants or agreements on the part of the Servicer contained in this Agreement which continues unremedied for a period of 45 days (30 days in the case of any failure to maintain a Sub-Servicing Agreement with an eligible Sub-Servicer to the extent required in accordance with Section 3.02(c)) after the earlier of (i) the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Servicer by the Depositor or the Trustee, or to the Servicer, the Depositor and the Trustee by the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights and (ii) actual knowledge of such failure by a Servicing Representative of the Servicer; or

(iii)   a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law or the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceeding, or for the winding-up or liquidation of its affairs, shall have been entered against the Servicer and if such proceeding is being contested by the Servicer in good faith, such decree or order shall have remained in force undischarged or unstayed for a period of 60 days or results in the entry of an order for relief or any such adjudication or appointment; or

(iv)   the Servicer shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to it or of or relating to all or substantially all of its property; or

(v)   the Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors; or

(vi)   [reserved]; or

(vii)   any failure of the Servicer to make, or cause an Advancing Person to make, any Advance on any Servicer Remittance Date required to be made from its own funds pursuant to Section 4.04 which continues unremedied until 3:00 p.m. New York time on the Business Day immediately following the Servicer Remittance Date.

If a Servicer Event of Default described in clauses (i) through (vi) of this Section shall occur, then, and in each and every such case, so long as such Servicer Event of Default shall not have been remedied, the Depositor or the Trustee may, and at the written direction of the NIMS Insurer or the Holders of Certificates entitled to at least 51% of Voting Rights, the Trustee shall, by notice in writing to the NIMS Insurer and the Servicer (and to the Depositor if given by the Trustee or to the Trustee if given by the Depositor), terminate all of the rights and obligations of the Servicer in its capacity as Servicer under this Agreement, to the extent permitted by law, and in and to the Mortgage Loans and the proceeds thereof. If a Servicer Event of Default described in clause (vii) hereof shall occur, the Trustee shall, by notice in writing to the Servicer (delivered immediately by facsimile and effective on the date of acknowledgement of receipt in the case of a Servicer Event of Default described in clause (vii)), the NIMS Insurer and the Depositor, terminate all of the rights and obligations of the Servicer in its capacity as Servicer under this Agreement and in and to the Mortgage Loans and the proceeds thereof. On or after the receipt by the Servicer of such written notice, all authority and power of the Servicer under this Agreement, whether with respect to the Certificates (other than as a Holder of any Certificate) or the Mortgage Loans or otherwise, shall pass to and be vested in the Trustee pursuant to and under this Section and, without limitation, the Trustee is hereby authorized and empowered, as attorney-in-fact or otherwise, to execute and deliver on behalf of and at the expense of the Servicer, any and all documents and other instruments and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement or assignment of the Mortgage Loans and related documents, or otherwise. The Servicer agrees, at its sole cost and expense, promptly (and in any event no later than ten Business Days subsequent to such notice) to provide the Trustee with all documents and records requested by it to enable it to assume the Servicer's functions under this Agreement, and to cooperate with the Trustee in effecting the termination of the Servicer's responsibilities and rights under this Agreement, including, without limitation, the transfer within one Business Day to the Trustee for administration by it of all cash amounts which at the time shall be or should have been credited by the Servicer to the Collection Account held by or on behalf of the Servicer, or any REO Account or Servicing Account held by or on behalf of the Servicer or thereafter be received with respect to the Mortgage Loans or any REO Property (provided, however, that the Servicer shall continue to be entitled to receive all amounts accrued or owing to it under this Agreement on or prior to the date of such termination, whether in respect of Advances or otherwise, and shall continue to be entitled to the benefits of Section 6.03, notwithstanding any such termination, with respect to events occurring prior to such termination). For purposes of this Section 7.01, the Trustee shall not be deemed to have knowledge of a Servicer Event of Default unless a Responsible Officer of Trustee assigned to and working in the Trustee's Corporate Trust Office has actual knowledge thereof or unless written notice of any event which is in fact such a Servicer Event of Default is received by the Trustee and such notice references the Certificates, any of the Trust REMICs or this Agreement.

The Trustee shall be entitled to be reimbursed by the Servicer (or by the Trust if the Servicer is unable to fulfill its obligations hereunder) for all costs associated with the transfer of servicing from the predecessor servicer, including without limitation, any costs or expenses associated with the complete transfer of all servicing data and the completion, correction or manipulation of such servicing data as may be required by the Trustee to correct any errors or insufficiencies in the servicing data or otherwise to enable the Trustee to service the Mortgage Loans properly and effectively.

Section 7.02   Trustee to Act; Appointment of Successor.

(a)   On and after the time the Servicer receives a notice of termination, the Trustee shall be the successor in all respects to the Servicer in its capacity as Servicer under this Agreement and the transactions set forth or provided for herein and shall be subject to all the responsibilities, duties and liabilities relating thereto and arising thereafter, which shall be assumed by the Trustee (except for any representations or warranties of the Servicer under this Agreement, the responsibilities, duties and liabilities contained in Section 2.03(c) and its obligation to deposit amounts in respect of losses pursuant to Section 3.12) by the terms and provisions hereof including, without limitation, the Servicer's obligations to make Advances pursuant to Section 4.04; provided, however, that if the Trustee is prohibited by law or regulation from obligating itself to make advances regarding delinquent Mortgage Loans, then the Trustee shall not be obligated to make Advances pursuant to Section 4.04; and provided further, that any failure to perform such duties or responsibilities caused by the Servicer's failure to provide information required by Section 7.01 shall not be considered a default by the Trustee as successor to the Servicer hereunder; provided, however, it is understood and acknowledged by the parties that there will be a period of transition (not to exceed 90 days) before the servicing transfer is fully effected. As compensation therefor, the Trustee shall be entitled to the Servicing Fee, and all other compensation to which the Servicer is entitled under the terms thereof, and all funds relating to the Mortgage Loans to which the Servicer would have been entitled if it had continued to act hereunder (other than amounts which were due or would become due to the Servicer prior to its termination or resignation). Notwithstanding anything herein to the contrary, in no event shall the Trustee be liable for any Servicing Fee or for any differential in the amount of the Servicing Fee paid hereunder and the amount necessary to induce any successor Servicer to act as successor Servicer under this Agreement and the transactions set forth or provided for herein. After the Servicer receives a notice of termination, notwithstanding the above and subject to the next paragraph, the Trustee may, if it shall be unwilling to so act, or shall, if it is unable to so act or if it is prohibited by law from making advances regarding delinquent Mortgage Loans, or if the NIMS Insurer or the Holders of Certificates entitled to at least 51% of the Voting Rights so request in writing to the Trustee, promptly appoint, or petition a court of competent jurisdiction to appoint, an established mortgage loan servicing institution acceptable to each Rating Agency, having a net worth of not less than $15,000,000 and reasonably acceptable to the NIMS Insurer, as the successor to the Servicer under this Agreement in the assumption of all or any part of the responsibilities, duties or liabilities of the Servicer under this Agreement.

No appointment of a successor to the Servicer under this Agreement shall be effective until the assumption by the successor of all of the Servicer's responsibilities, duties and liabilities hereunder. In connection with such appointment and assumption described herein, the Trustee may make such arrangements for the compensation of such successor out of payments on Mortgage Loans as it and such successor shall agree; provided, however, that no such compensation shall be in excess of that permitted the Servicer as such hereunder. The Depositor, the Trustee and such successor shall take such action, consistent with this Agreement, as shall be necessary to effectuate any such succession. Pending appointment of a successor to the Servicer under this Agreement, the Trustee shall act in such capacity as hereinabove provided.

In connection with the termination or resignation of the Servicer hereunder, either (i) the successor Servicer, including the Trustee if the Trustee is acting as successor Servicer, shall represent and warrant that it is a member of MERS in good standing and shall agree to comply in

all material respects with the rules and procedures of MERS in connection with the servicing of the Mortgage Loans that are registered with MERS, in which case the predecessor Servicer shall cooperate with the successor Servicer in causing MERS to revise its records to reflect the transfer of servicing to the successor Servicer as necessary under MERS' rules and regulations, or (ii) the predecessor Servicer shall cooperate with the successor Servicer in causing MERS to execute and deliver an assignment of Mortgage in recordable form to transfer the Mortgage from MERS to the Trustee and to execute and deliver such other notices, documents and other instruments as may be necessary or desirable to effect a transfer of such Mortgage Loan or servicing of such Mortgage Loan on the MERS® System to the successor Servicer. The predecessor Servicer shall file or cause to be filed any such assignment in the appropriate recording office. The predecessor Servicer shall bear any and all fees of MERS, costs of preparing any assignments of Mortgage, and fees and costs of filing any assignments of Mortgage that may be required under this Section 7.02(a).

Upon removal or resignation of the Servicer, the Trustee, with the cooperation of the Depositor, (x) shall solicit bids for a successor Servicer as described below and (y) pending the appointment of a successor Servicer as a result of soliciting such bids, shall serve as Servicer of the Mortgage Loans serviced by such predecessor Servicer. The Trustee shall solicit, by public announcement, bids from housing and home finance institutions, banks and mortgage servicing institutions meeting the qualifications set forth in the first paragraph of this Section 7.02 (including the Trustee or any affiliate thereof). Such public announcement shall specify that the successor Servicer shall be entitled to the servicing compensation agreed upon between the Trustee, the successor Servicer and the Depositor; provided, however, that no such fee shall exceed the Servicing Fee. Within thirty days after any such public announcement, the Trustee with the cooperation of the Depositor, shall negotiate in good faith and effect the sale, transfer and assignment of the servicing rights and responsibilities hereunder to the qualified party submitting the highest satisfactory bid as to the price they will pay to obtain such servicing. The Trustee, upon receipt of the purchase price shall pay such purchase price to the Servicer being so removed, after deducting from any sum received by the Trustee from the successor to the Servicer in respect of such sale, transfer and assignment all costs and expenses of any public announcement and of any sale, transfer and assignment of the servicing rights and responsibilities reasonably incurred hereunder. After such deductions, the remainder of such sum shall be paid by the Trustee to the Servicer at the time of such sale.

(b)   If the Servicer fails to remit to the Trustee for distribution to the Certificateholders any payment required to be made under the terms of this Agreement (for purposes of this Section 7.02(b), a "Remittance") because the Servicer is the subject of a proceeding under the Bankruptcy Code and the making of such Remittance is prohibited by Section 362 of the Bankruptcy Code, the Trustee shall upon written notice of such prohibition, regardless of whether it has received a notice of termination under Section 7.01, shall be treated as though it had succeeded to the Servicer and shall advance the amount of such Remittance by depositing such amount in the Distribution Account on the related Distribution Date. The Trustee shall be obligated to make such advance only if (i) such advance, in the good faith judgment of the Trustee can reasonably be expected to be ultimately recoverable from Stayed Funds and (ii) the Trustee is not prohibited by law from making such advance or obligating itself to do so. Upon remittance of the Stayed Funds to the Trustee or the deposit thereof in the Distribution Account by the Servicer, a trustee in bankruptcy or a federal bankruptcy court, the Trustee may recover the amount so advanced, without interest, by withdrawing such amount from the Distribution Account; however, nothing in this Agreement shall be deemed to affect the

Trustee's rights to recover from the Servicer's own funds interest on the amount of any such advance. If the Trustee at any time makes an advance under this subsection which it later determines in its good faith judgment will not be ultimately recoverable from the Stayed Funds with respect to which such advance was made, the Trustee shall be entitled to reimburse itself for such advance, without interest, by withdrawing from the Distribution Account, out of amounts on deposit therein, an amount equal to the portion of such advance attributable to the Stayed Funds.

Section 7.03   Notification to Certificateholders.

(a)   Upon any termination of the Servicer pursuant to Section 7.01 above or any appointment of a successor to the Servicer pursuant to Section 7.02 above, the Trustee shall give prompt written notice thereof to Certificateholders at their respective addresses appearing in the Certificate Register and to the NIMS Insurer.

(b)   Not later than the later of 60 days after the occurrence of any event, which constitutes or which, with notice or lapse of time or both, would constitute a Servicer Event of Default or five days after a Responsible Officer of the Trustee becomes aware of the occurrence of such an event, the Trustee shall transmit by mail to all Holders of Certificates and to the NIMS Insurer and the Swap Counterparty notice of each such occurrence, unless such default or Servicer Event of Default shall have been cured or waived.

Section 7.04   Waiver of Servicer Events of Default.

The Holders representing at least 66% of the Voting Rights evidenced by all Classes of Certificates affected by any default or Servicer Event of Default hereunder may, with the consent of the NIMS Insurer, waive such default or Servicer Event of Default; provided, however, that a default or Servicer Event of Default under clause (i) or (vii) of Section 7.01 may be waived only by all of the Holders of the Regular Certificates and the NIMS Insurer (as evidenced by the written consent of the NIMS Insurer). Upon any such waiver of a default or Servicer Event of Default, such default or Servicer Event of Default shall cease to exist and shall be deemed to have been remedied for every purpose hereunder. No such waiver shall extend to any subsequent or other default or Servicer Event of Default or impair any right consequent thereon except to the extent expressly so waived.

ARTICLE VIII

THE TRUSTEE

Section 8.01   Duties of Trustees.

The Trustee, prior to the occurrence of a Servicer Event of Default known to the Trustee and after the curing of all Servicer Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Agreement. During a Servicer Event of Default known to the Trustee, the Trustee shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs. Any permissive right of the Trustee enumerated in this Agreement shall not be construed as a duty.

The Trustee, upon receipt of all resolutions, certificates, statements, opinions, reports, documents, orders or other instruments furnished to the Trustee which are specifically required to be furnished pursuant to any provision of this Agreement, shall examine them to determine whether they conform to the requirements of this Agreement. If any such instrument is found not to conform to the requirements of this Agreement in a material manner, the Trustee shall take such action as it deems appropriate to have the instrument corrected, and if the instrument is not corrected to the Trustee's satisfaction, the Trustee will provide notice thereof to the Certificateholders.

No provision of this Agreement shall be construed to relieve the Trustee or Delaware Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct; provided, however, that:

(i) Prior to the occurrence of a Servicer Event of Default known to the Trustee, and after the curing of all such Servicer Events of Default which may have occurred, the duties and obligations of the Trustee shall be determined solely by the express provisions of this Agreement, neither the Trustee nor the Delaware Trustee shall be liable except for the performance of such duties and obligations as are specifically set forth in this Agreement, no implied covenants or obligations shall be read into this Agreement against the Trustee or the Delaware Trustee and, in the absence of bad faith on the part of the Trustee or the Delaware Trustee, such trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to such trustee that conform to the requirements of this Agreement;

(ii) Neither the Trustee nor the Delaware Trustee shall be personally liable for an error of judgment made in good faith by a Responsible Officer or Responsible Officers of such trustee unless it shall be proved that such trustee was negligent in ascertaining the pertinent facts; and

(iii) Neither the Trustee nor the Delaware Trustee shall be personally liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights relating to the time, method and place of conducting any proceeding for any remedy available to such trustee, or exercising any trust or power conferred upon such trustee, under this Agreement.

Section 8.02   Certain Matters Affecting the Trustees.

(a) Except as otherwise provided in Section 8.01:

(i) The Trustee may request and rely conclusively upon and shall be fully protected in acting or refraining from acting upon any resolution, Officer's Certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties and the manner of obtaining consents and evidencing the authorization of the execution thereof shall be subject to such reasonable regulations as such trustee may prescribe;

(ii)   Each of the Trustee and the Delaware Trustee may consult with counsel and any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it hereunder in good faith and in accordance with such Opinion of Counsel;

(iii)   Neither the Trustee nor the Delaware Trustee shall be under any obligation to exercise any of the trusts or powers vested in it by this Agreement or to institute, conduct or defend any litigation hereunder or in relation hereto at the request, order or direction of any of the NIMS Insurer or the Certificateholders, pursuant to the provisions of this Agreement, unless the NIMS Insurer or such Certificateholders shall have offered to such trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which may be incurred therein or thereby; nothing contained herein shall, however, relieve the Trustee of the obligation, upon the occurrence of a Servicer Event of Default (which has not been cured or waived), to exercise such of the rights and powers vested in it by this Agreement, and to use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs;

(iv)   The Trustee shall not be personally liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement;

(v)   Prior to the occurrence of a Servicer Event of Default hereunder and after the curing of all Servicer Events of Default which may have occurred, neither the Trustee nor the Delaware Trustee shall be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond or other paper or document, unless requested in writing to do so by the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights; provided, however, that if the payment within a reasonable time to the Trustee or the Delaware Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of such trustee not reasonably assured to such trustee by the NIMS Insurer or such Certificateholders, such trustee may require reasonable indemnity against such expense, or liability from the NIMS Insurer or such Certificateholders as a condition to taking any such action;

(vi)   The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, custodians, nominees or attorneys, and neither shall be responsible for any willful misconduct or negligence of such agents, custodians, nominees or attorneys (as long as such agents, custodians, nominees or attorneys are appointed with due and proper care);

(vii)   The Trustee shall not be personally liable for any loss resulting from the investment of funds held in the Collection Account or the Supplemental Interest Account at the direction of the Servicer pursuant to Section 3.12 or the Holders of the majority of the Percentage Interest in the Class C Certificates, pursuant to Section 4.09, as applicable;

(viii)   Except as otherwise expressly provided herein, none of the provisions of this Agreement shall require the Trustee to expend or risk its own funds or otherwise to incur any liability, financial or otherwise, in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers (not including expenses, disbursements and advances incurred or made by such trustee including the compensation and the expenses and disbursements of its agents and counsel, in the ordinary course of such trustee's performance in accordance with the provisions of this Agreement) if it shall have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to it against such risk or liability is not assured to it;

(ix)   The Supplemental Interest Trust Trustee and the Final Maturity Reserve Trustee shall have only such duties as are expressly set forth herein (and in the case of the Supplemental Interest Trust Trustee acting solely on behalf of the Supplemental Interest Trust, the Swap Agreement) and no implied duties or obligations shall be read into this Agreement on the part of the Supplemental Interest Trust Trustee or the Final Maturity Reserve Trustee. The Supplemental Interest Trust Trustee shall only be obligated to make payments to the Trust to the extent that the Supplemental Interest Trust Trustee receives the related funds from the Swap Counterparty, and shall only be obligated to make payments to the Swap Counterparty under the Swap Agreement to the extent that the Supplemental Interest Trust Trustee receives the related funds from the Trust;

(x)   Except as expressly provided in this Agreement, in no event shall the Trustee be under any duty or obligation to monitor, determine, investigate or compel compliance by the Trust with the requirements of the Statutory Trust Statute;

(xi)   The Trustee shall not be charged with knowledge or notice of any matter unless it is actually known to a Responsible Officer of the Trustee or written notice is received by the Trustee at the Corporate Trust Office; and

(xii)   In no event shall the Trustee be liable for the actions or omissions of the Servicer (excepting the Trustee's own actions as successor servicer).

(b)   All rights of action under this Agreement or under any of the Certificates, enforceable by the Trustee may be enforced by it without the possession of any of the Certificates, or the production thereof at the trial or other proceeding relating thereto, and any such suit, action or proceeding instituted by the Trustee shall be brought in its name for the benefit of all the Holders of such Certificates, subject to the provisions of this Agreement.

(c)   Each of the Supplemental Interest Trust Trustee and the Final Maturity Reserve Trust Trustee shall be entitled to the same rights, protections, immunities and indemnities afforded to the Trustee hereunder.

Section 8.03   <u>Trustees Not Liable for Certificates or Mortgage Loans</u>.

The recitals contained herein and in the Certificates (other than the signature of the Trustee and the Delaware Trustee, the execution and authentication of the Trustee on the Certificates, the acknowledgments of the Trustee contained in Article II and the representations and warranties of the Trustee in Section 8.13) shall be taken as the statements of the Depositor, and neither the Trustee nor the Delaware Trustee shall assume any responsibility for their

correctness. Neither the Trustee nor the Delaware Trustee makes any representations or warranties as to the validity or sufficiency of this Agreement (other than as specifically set forth in Section 8.13) or of the Certificates (other than execution and authentication of the Trustee on the Certificates) or of any Mortgage Loan or related document. Neither the Trustee nor the Delaware Trustee shall be accountable for the use or application by the Depositor of any of the Certificates or of the proceeds of the Certificates, or for the use or application of any funds paid to the Depositor or the Servicer in respect of the Mortgage Loans or deposited in or withdrawn from the Collection Account by the Servicer, other than any funds held by or on behalf of the Trustee in accordance with Section 3.10.

Section 8.04   Trustees May Own Certificates.

Each of the Trustee and the Delaware Trustee in its individual capacity or any other capacity may become the owner or pledgee of Certificates with the same rights it would have if it were not trustee and may transact banking and/or trust business with the Seller, the Depositor, the Servicer or their Affiliates.

Section 8.05   Trustees' Fees and Expenses.

(a)   On the Closing Date, the Depositor shall pay to the Trustee as specified in a separate agreement between the Depositor and the Trustee. The Trustee shall withdraw from the Distribution Account on each Distribution Date and pay to itself the Trustee Fee for such Distribution Date and any interest earnings (net of losses) on amounts on deposit in the Distribution Account. The right to receive the Trustee Fee may not be transferred in whole or in part except in connection with the transfer of all of the Trustee's responsibilities and obligations under this Agreement. Subject to separate written agreements with the Delaware Trustee, the Servicer covenants and agrees to, and the Servicer shall, pay the Delaware Trustee from time to time, and the Delaware Trustee shall be entitled to payment for all services rendered by it in the exercise and performance of any of the powers and duties hereunder of the Delaware Trustee.

Each of the Trustee and the Delaware Trustee and any director, officer, employee or agent of the Trustee and the Delaware Trustee shall be indemnified by the Trust and held harmless against any loss, liability or expense (not including expenses, disbursements and advances incurred or made by such trustee, including the compensation and the expenses and disbursements of its agents and counsel, in the ordinary course of such trustee's performance in accordance with the provisions of this Agreement) incurred by such trustee arising out of or in connection with the acceptance or administration of its obligations (including, without limitation, its obligation to enter into the Swap Agreement in its capacity as the Supplemental Interest Trust Trustee) and duties under this Agreement, other than any loss, liability or expense (i) in any way relating to the failure of the Servicer to perform its duties and service the Mortgage Loans in compliance with the terms of this Agreement, (ii) that constitutes a specific liability of the Trustee pursuant to Sections 4.08 or 10.01(c) or (iii) any loss, liability or expense incurred by reason of willful misfeasance, bad faith or negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties hereunder, including as a result of a breach of the Trustee's obligations under Article X hereof. Any amounts payable to the Trustee or any director, officer, employee or agent of the Trustee in respect of the indemnification provided by this paragraph (a), or pursuant to any other right of reimbursement from the Trust that the Trustee or any director, officer, employee or agent of the Trustee may have hereunder in its capacity as such, may be withdrawn by the Trustee from the Distribution Account at any time.

Such indemnity shall survive the termination of this Agreement and the resignation of the Trustee or the Delaware Trustee.

As a limitation on the foregoing with respect to certain expenses of the Trustee and the Delaware Trustee, the Trustee and the Delaware Trustee shall receive from the Trust Fund amounts with respect to indemnification for reasonable counsel fees and expenses (collectively, "Legal Fees") in connection with any third-party litigation or other claims alleging violations of laws or regulations relating to consumer lending and/or servicing of the Trust Fund (collectively, "Third Party Claims") in an amount not greater than $50,000 per month (with amounts in excess of $50,000 for any month carried-forward to subsequent months, in each case the Trustee shall have first priority to indemnification over the Delaware Trustee from such monthly and annual amounts). Neither the Trustee nor the Delaware Trustee shall have any obligation to incur additional expenses for which reimbursement is limited pursuant to this paragraph in excess of the aggregate limit set forth above unless it has received reasonable security or indemnity for such additional expenses. The Certificateholders shall hold each of the Trustee and the Delaware Trustee harmless for any consequences to such Certificateholders resulting from any failure of such trustee to incur any such additional expenses in excess of the aforementioned aggregate limit.

(b) Without limiting the Servicer's indemnification obligations under Section 6.03, the Servicer agrees to indemnify each of the Trustee and the Delaware Trustee from, and hold it harmless against, any loss, liability or expense (including reasonable attorney's fees and expenses) resulting from a breach of the Servicer's obligations and duties under this Agreement. Such indemnity shall survive the termination or discharge of this Agreement and the resignation or removal of the Trustee or the Delaware Trustee. Any payment under this Section 8.05(b) made by the Servicer to the Trustee or the Delaware Trustee shall be from the Servicer's own funds, without reimbursement from the Trust Fund therefor.

Section 8.06   Eligibility Requirements for Trustees.

The Trustee hereunder shall at all times be a corporation or an association (other than the Depositor, the Seller, the Servicer or any Affiliate of the foregoing) organized and doing business under the laws of any state or the United States of America, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal or state authority. If such corporation or association publishes reports of conditions at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such corporation or association shall be deemed to be its combined capital and surplus as set forth in its most recent report of conditions so published. The Delaware Trustee hereunder shall at all times have its principal place of business in the State of Delaware and shall satisfy the applicable requirements under the laws of the State of Delaware authorizing it to act as the Delaware Trustee of the Trust. In case at any time the Trustee or the Delaware Trustee shall cease to be eligible in accordance with the provisions of this Section, such trustee shall resign immediately in the manner and with the effect specified in Section 8.07.

Section 8.07   Resignation or Removal of Trustees.

Each of the Trustee and the Delaware Trustee may at any time resign and be discharged from the trust hereby created by giving written notice thereof to the NIMS Insurer, the Depositor, the Servicer, the Swap Counterparty and the Certificateholders. Upon receiving such notice of resignation, the Servicer shall promptly appoint a successor trustee by written instrument, in duplicate, which instrument shall be delivered to the resigning trustee and to the successor trustee acceptable to the NIMS Insurer and to the Holders of Certificates entitled to more than 50% of the Voting Rights. A copy of such instrument shall be delivered to the Certificateholders and the Servicer by the Depositor. If no successor trustee shall have been so appointed and have accepted appointment within 30 days after the giving of such notice of resignation, the resigning trustee may petition any court of competent jurisdiction for the appointment of a successor trustee.

If at any time the Trustee or the Delaware Trustee shall cease to be eligible in accordance with the provisions of Section 8.06 and shall fail to resign after written request therefor by the Servicer (with the consent of the NIMS Insurer) or the NIMS Insurer, or if at any time the Trustee or the Delaware Trustee shall become incapable of acting, or shall be adjudged bankrupt or insolvent, or a receiver of such trustee or of its property shall be appointed, or any public officer shall take charge or control of such trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the Servicer (with the consent of the NIMS Insurer) or the NIMS Insurer, may remove such trustee and the Servicer (with the consent of the NIMS Insurer) may appoint a successor trustee, by written instrument, in triplicate, which instrument shall be delivered to the trustee so removed, the trustee continuing and to the successor trustee. A copy of such instrument shall be delivered to the Certificateholders and the Servicer by the Depositor.

The Holders of Certificates entitled to more than 50% of the Voting Rights, with the consent of the NIMS Insurer, may at any time remove the Trustee or the Delaware Trustee and appoint a successor trustee by written instrument or instruments, in triplicate, signed by the NIMS Insurer or such Holders, as applicable, or their attorneys-in-fact duly authorized, one complete set of which instruments shall be delivered to the Depositor and the Servicer, one complete set to the trustee so removed and one complete set to the successor so appointed. A copy of such instrument shall be delivered to the NIMS Insurer, the Certificateholders, the trustee continuing and the Servicer by the Depositor.

Any resignation or removal of the Trustee or the Delaware Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section shall not become effective until acceptance of appointment by the successor trustee as provided in Section 8.08.

Section 8.08   Successor Trustees.

Any successor trustee appointed as provided in Section 8.07 shall execute, acknowledge and deliver to the Depositor, and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become fully vested with all the rights, powers, duties and obligations of its predecessor hereunder, with the like effect as if originally named as Trustee or Delaware Trustee herein. The predecessor trustee shall deliver to the successor trustee all Mortgage Files and related

documents and statements, as well as all moneys, held by it hereunder (other than any Mortgage Files at the time held by a Custodian, which Custodian shall become the agent of any successor trustee (but not a successor of the Delaware Trustee) hereunder), and the Depositor and the predecessor trustee shall execute and deliver such instruments and do such other things as may reasonably be required for more fully and certainly vesting and confirming in the successor trustee all such rights, powers, duties and obligations.

No successor trustee shall accept appointment as provided in this Section unless at the time of such acceptance such successor trustee shall be eligible under the provisions of Section 8.06 and the appointment of such successor trustee shall not result in a downgrading of the ratings of any of the Other NIM Notes or of any Class of Certificates or of the shadow ratings of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer) by any Rating Agency, as evidenced by a letter from each Rating Agency.

Upon acceptance of appointment by a successor trustee as provided in this Section, the Depositor shall mail notice of the succession of such trustee hereunder to all Holders of Certificates at their addresses as shown in the Certificate Register and the Swap Counterparty. If the Depositor fails to mail such notice within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Depositor.

It is acknowledged and agreed that the Person serving as Trustee hereunder shall also serve as Supplemental Interest Trust Trustee and as Final Maturity Reserve Trust Trustee. If the Trustee resigns or is removed as Trustee hereunder, the Trustee shall also cease to be the Supplemental Interest Trust Trustee and as Final Maturity Reserve Trust Trustee hereunder. Any person appointed as successor trustee hereunder shall also be required to serve as successor supplemental interest trust trustee and final maturity reserve trust trustee.

Section 8.09   Merger or Consolidation of Trustees.

Any corporation or association into which the Trustee or the Delaware Trustee may be merged or converted or with which it may be consolidated or any corporation or association resulting from any merger, conversion or consolidation to which the Trustee or the Delaware Trustee shall be a party, or any corporation or association succeeding to the business of such Trustee or Delaware Trustee, as the case may be, shall be the successor of such trustee hereunder, provided such corporation or association shall be eligible under the provisions of Section 8.06, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

Section 8.10   Appointment of Co-Trustee or Separate Trustee.

Notwithstanding any other provisions hereof, at any time, for the purpose of meeting any legal requirements of any jurisdiction in which any part of REMIC 1, or property securing the same may at the time be located, the Servicer and the Trustee or the Delaware Trustee, acting jointly shall have the power and shall execute and deliver all instruments to appoint one or more Persons approved by such trustee and the NIMS Insurer, to act as co-trustee or co-trustees, jointly with such trustee, or separate trustee or separate trustees, of all or any part of REMIC 1, and to vest in such Person or Persons, in such capacity, such title to REMIC 1, or any part thereof and, subject to the other provisions of this Section 8.10, such powers, duties, obligations,

rights and trusts as the Servicer and the Trustee or the Delaware Trustee, as applicable, may consider necessary or desirable. If the Servicer shall not have joined in such appointment or the NIMS Insurer shall not have approved such appointment within 15 days after the receipt by it of a request so to do, or in case a Servicer Event of Default shall have occurred and be continuing, the Trustee or the Delaware Trustee, as applicable, alone shall have the power to make such appointment. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 8.06 hereunder and no notice to Holders of Certificates of the appointment of co-trustee(s) or separate trustee(s) shall be required under Section 8.08 hereof. If such appointment is at the request of the Servicer, then any expense of the Trustee or the Delaware Trustee, as applicable, shall be deemed a Servicing Advance for all purpose of this Agreement, otherwise it will be an expense of the Trustee or the Delaware Trustee, as applicable, and will be payable out of such trustee's funds.

In the case of any appointment of a co-trustee or separate trustee pursuant to this Section 8.10 all rights, powers, duties and obligations conferred or imposed upon the Trustee or the Delaware Trustee, as applicable, shall be conferred or imposed upon and exercised or performed by the Trustee or the Delaware Trustee, as applicable, and such separate trustee or co-trustee jointly, except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed by the Trustee or the Delaware Trustee, as applicable, (whether as trustee hereunder or as successor to the Servicer hereunder), such trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations (including the holding of title to REMIC 1, or any portion thereof in any such jurisdiction) shall be exercised and performed by such separate trustee or co-trustee at the direction of the Trustee or the Delaware Trustee, as applicable.

Any notice, request or other writing given to the Trustee or the Delaware Trustee, as applicable, shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Agreement and the conditions of this Article VIII. Each separate trustee and co-trustee, upon its acceptance of the trust conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or the Delaware Trustee, as applicable, or separately, as may be provided therein, subject to all the provisions of this Agreement, specifically including every provision of this Agreement relating to the conduct of, affecting the liability of, or affording protection to, the Trustee or the Delaware Trustee, as applicable. Every such instrument shall be filed with the Trustee or the Delaware Trustee, as applicable.

Any separate trustee or co-trustee may, at any time, constitute the Trustee or the Delaware Trustee, as applicable, its agent or attorney-in-fact, with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Agreement on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee or the Delaware Trustee, as applicable, to the extent permitted by law, without the appointment of a new or successor trustee.

Section 8.11   Appointment of Custodians.

Deutsche Bank National Trust Company is hereby appointed as initial Custodian hereunder pursuant to the terms of the Custodial Agreement. The Trustee shall be authorized and

is hereby directed to execute and deliver the Custodial Agreement with such initial Custodian. It is hereby expressly acknowledged and agreed that the Trustee is not responsible for the selection or appointment of such initial Custodian, and the Trustee shall have no liability for the actions or omissions of the initial Custodian. The Trustee may, with the consent of the Depositor and the Servicer, appoint one or more additional or alternative Custodians to hold all or a portion of the Mortgage Files as agent for the Trustee, by entering into a Custodial Agreement. The appointment of any Custodian may at any time be terminated and a substitute Custodian appointed therefor upon the reasonable request of the Servicer to the Trustee and the consent of the NIMS Insurer, the consent to which shall not be unreasonably withheld. The Trustee shall pay any and all fees and expenses of any Custodian (other than the Washington Mutual Custodian) in accordance with each Custodial Agreement. Subject to Article VIII hereof, the Trustee agrees to comply with the terms of each Custodial Agreement and to enforce the terms and provisions thereof against the Custodian for the benefit of the Certificateholders having an interest in any Mortgage File held by such Custodian. Each Custodian shall be a depository institution or trust company subject to supervision by federal or state authority, shall have combined capital and surplus of at least $10,000,000 and shall be qualified to do business in the jurisdiction in which it holds any Mortgage File. Each Custodial Agreement may be amended only as provided in Section 11.01. In no event shall the appointment of any Custodian pursuant to a Custodial Agreement diminish the obligations of the Trustee hereunder. Except in the case of the initial Custodian, the Trustee shall at all times remain responsible under the terms of this Agreement notwithstanding the fact that certain duties have been assigned to the Custodian (other than the Washington Mutual Custodian), but only to the extent the Trustee is responsible for its own acts hereunder. Any documents delivered by the Depositor or the Servicer to a Custodian other than the Trustee, if any, shall be deemed to have been delivered to the Trustee for all purposes hereunder; and any documents held by such a Custodian, if any, shall be deemed to be held by the Trustee for all purposes hereunder. In order to comply with its duties under the U.S. Patriot Act, the Custodian shall obtain and verify certain information and documentation from the other parties to this Agreement, including, but not limited to, such parties' name, address, and other identifying information.

Section 8.12   Appointment of Office or Agency.

The Trustee will appoint an office or agency where the Certificates may be surrendered for registration of transfer or exchange, and presented for final distribution, and where notices and demands to or upon the Trustee in respect of the Certificates and this Agreement may be served. As of the Closing Date, the Trustee designates its offices located at the office of Trustee's agent, located at Citibank, N.A. Corporate Agency and Trust, 111 Wall Street, 15th Floor, New York, NY 10005, Attn: Transfer Desk (WaMu 2007-HE3).

Section 8.13   Representations and Warranties of the Trustee.

The Trustee hereby represents and warrants to the Servicer and the Depositor, as of the Closing Date, that:

           (i)   it is a national banking association duly organized, validly existing and in good standing under the laws of the United States.

           (ii)   the execution and delivery of this Agreement, and the performance and compliance with the terms of this Agreement, will not violate its charter or bylaws or

constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other instrument to which it is a party or which is applicable to it or any of its assets.

(iii)   it has the full power and authority to enter into and consummate all transactions contemplated by this Agreement, has duly authorized the execution, delivery and performance of this Agreement, and has duly executed and delivered this Agreement.

(iv)   this Agreement, assuming due authorization, execution and delivery by the Servicer and the Depositor, constitutes its valid, legal and binding obligation, enforceable against it in accordance with the terms hereof, subject to (A) applicable bankruptcy, insolvency, receivership, reorganization, moratorium and other laws affecting the enforcement of creditors' rights generally, and (B) general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law.

Section 8.14   Duties of Delaware Trustee.

(a)   The Delaware Trustee is appointed to serve as the trustee of the Trust in the State of Delaware for the sole purpose of satisfying the requirement of Section 3807(a) of the Statutory Trust Statute that the Trust have at least one trustee with a principal place of business in Delaware. It is understood and agreed by the parties hereto that the Delaware Trustee shall have none of the duties or liabilities of the Trustee.

(b)   The duties of the Delaware Trustee shall be limited to (i) accepting legal process served on the Trust in the State of Delaware, (ii) the execution of any certificates with respect to the Trust required to be filed with the Secretary of State which the Delaware Trustee is required to execute under Section 3811 of the Statutory Trust Statute and (iii) such other duties as are set forth in this Article VIII. To the extent that, at law or in equity, the Delaware Trustee has duties (including fiduciary duties) and liabilities relating thereto to the Trust or the Holders of the REMIC 1 Regular Interests, REMIC 2 Regular Interests, REMIC 3 Regular Interests or the Certificates, it is hereby understood and agreed by the parties hereto that such duties and liabilities are replaced by the duties and liabilities of the Delaware Trustee expressly set forth in this Agreement.

Section 8.15   Amendment to Certificate of Trust.

If at any time required by Section 3810 of the Statutory Trust Statute, the Delaware Trustee, and upon written instructions from the Delaware Trustee, the Trustee and any other trustee of the Trust shall cause an amendment to the Certificate of Trust to be filed with the Secretary of State in accordance with the provisions of such Section 3810.

Section 8.16   Trustees Act on Behalf of Trust.

Except to the extent otherwise expressly provided herein, in the performance of its obligations under this Agreement, each of the Trustee and the Delaware Trustee shall at all times be acting on behalf of the Trust or the Certificateholders, as applicable.

ARTICLE IX

TERMINATION

Section 9.01   Termination Upon Purchase or Liquidation of All Mortgage Loans.

(a)   Subject to Section 9.02, the Trust and the respective obligations and responsibilities under this Agreement of the Depositor, the Servicer, the Trustee and the Delaware Trustee (other than the obligations of the Servicer to the Trustee and the Delaware Trustee pursuant to Section 8.05 and of the Servicer to provide for and the Trustee to make payments in respect of the REMIC 1 Regular Interests, REMIC 2 Regular Interests, REMIC 3 Regular Interests and the Classes of Certificates as hereinafter set forth) shall terminate in accordance with Section 3808 of the Delaware Trust Statute upon the payment to the Certificateholders and the deposit of all amounts held by or on behalf of the Trustee or the Trust and required hereunder to be so paid or deposited on the Distribution Date coinciding with or following the earlier to occur of (i) the purchase by the Terminator (as defined below) of all Mortgage Loans and each REO Property remaining in REMIC 1 and (ii) the final payment or other liquidation (or any advance with respect thereto) of the last Mortgage Loan or REO Property remaining in REMIC 1; provided, however, that in no event shall the trust created hereby continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late ambassador of the United States to the Court of St. James, living on the date hereof. The purchase by the Terminator of all Mortgage Loans and each REO Property remaining in REMIC 1 shall be at a price (the "Termination Price") equal to (a) if the Terminator is the Servicer purchasing the Mortgage Loans and the REO Properties on its own behalf, 100% of the aggregate Stated Principal Balance of all the Mortgage Loans included in REMIC 1 and accrued interest on the Stated Principal Balance of each such Mortgage Loan at the applicable Net Mortgage Rate in effect from time to time from the Due Date as to which interest was last paid by the related Mortgagor or by an advance by the Servicer to but not including the first day of the month in which such purchase is to be effected, plus the appraised value of each REO Property, if any, included in REMIC 1, such appraisal to be conducted by an appraiser selected by the Terminator in its reasonable discretion and (b) if the Terminator is the Servicer purchasing the Mortgage Loans and the REO Properties at the request of and on behalf of an unaffiliated third party or is the NIMS Insurer, the greater of (A) the aggregate Purchase Price of all the Mortgage Loans included in REMIC 1, plus the appraised value of each REO Property, if any, included in REMIC 1, such appraisal to be conducted by an appraiser selected by the Terminator in its reasonable discretion, and (B) the aggregate fair market value of all of the assets of REMIC 1 (as determined by the Terminator, as of the close of business on the third Business Day next preceding the date upon which notice of any such termination is furnished to Certificateholders pursuant to the third paragraph of this Section 9.01), and any additional amounts necessary to pay all interest accrued on, as well as amounts necessary to pay in full the principal balance of, the NIM Notes and any amounts necessary to reimburse the NIMS Insurer for all amounts paid under the NIMs insurance policy and any other amounts reimbursable or otherwise payable to the NIMS Insurer, in each case, with interest thereon at the applicable rate set forth in the Indenture and to the extent not previously reimbursed or paid and any amounts payable by the Supplemental Interest Trust Trustee to the Swap Counterparty pursuant to the Swap Agreement, including any Swap Termination Payment payable by the Supplemental Interest Trust Trustee including any interest on such Swap Termination Payment at the applicable rate set forth in the Swap Agreement from the Early Termination Date until such Swap Termination Payment is paid.

(b)   The Servicer shall have the right and, if the Servicer does not exercise such right, the NIMS Insurer, shall have the right (the party exercising such right, the "Terminator") to purchase all of the Mortgage Loans and each REO Property remaining in REMIC 1 pursuant to clause (i) of the preceding paragraph no later than the Determination Date in the month immediately preceding the Distribution Date on which the Certificates will be retired; provided, however, that the Terminator may elect to purchase all of the Mortgage Loans and each REO Property remaining in REMIC 1 pursuant to clause (i) of the preceding paragraph only if the aggregate Stated Principal Balance of the Mortgage Loans and each REO Property remaining in the Trust Fund at the time of such election is equal to or less than 10% of the Cut-off Date Principal Balance of the Closing Date Mortgage Loans. Additionally, if the Terminator is the Servicer purchasing the Mortgage Loans and the REO Properties on its own behalf, the Terminator may elect to purchase all of the Mortgage Loans and each REO Property in REMIC 1 pursuant to clause (i) of the preceding paragraph only if the Termination Price (A) is equal to or less than the aggregate fair market value of all of the assets of REMIC 1 (as determined by the Terminator, as of the close of business on the third Business Day next preceding the date upon which notice of any such termination is furnished to Certificateholders pursuant to Section 9.01(c)), less unreimbursed Advances and Servicing Advances (other than Advances and Servicing Advances made with respect to Mortgage Loans as to which the Servicer expects that that foreclosure is not imminent), (B) will result in distributions on the Certificates sufficient (together with all amounts received under the Indenture other than on account of the Certificates) to pay all interest accrued on, as well as amounts necessary to pay in full the principal balance of, the NIM Notes and any amounts necessary to reimburse the NIMS Insurer for all amounts paid under the NIMs insurance policy and any other amounts reimbursable or otherwise payable to the NIMS Insurer, in each case, with interest thereon at the applicable rate set forth in the Indenture and to the extent not previously reimbursed or paid (unless the NIMS Insurer consents to a lesser Termination Price) and (C) will result in distributions to the Swap Counterparty sufficient to pay in full all amounts payable by the Supplemental Interest Trust Trustee to the Swap Counterparty pursuant to the Swap Agreement, including any Swap Termination Payment payable by the Supplemental Interest Trust Trustee including any interest on such Swap Termination Payment at the applicable rate set forth in the Swap Agreement from the Early Termination Date until such Swap Termination Payment is paid. The Terminator shall give notice to the Supplemental Interest Trust Trustee and the Swap Counterparty of its election to purchase all Mortgage Loans and REO Properties remaining to REMIC 1 no later than four Business Days prior to the related Determination Date in the month immediately preceding the Distribution Date on which the Certificates will be retired; provided that the Terminator, or the Supplemental Interest Trust Trustee on its behalf, may request a non-binding estimate of the Swap Termination Payment due upon the exercise of the right of repurchase pursuant to this Section 9.01 prior to such Determination Date.

(c)   Notice of the liquidation of the REMIC 1 Regular Interests shall be given promptly by the Trustee by letter to Certificateholders mailed during the month of such final distribution on or before the Determination Date in such month, in each case specifying (i) the Distribution Date upon which the Trust Fund will terminate and final payment in respect of the REMIC 1 Regular Interests and the related Certificates will be made upon presentation and surrender of the related Certificates at the office of the Trustee therein designated, (ii) that no interest shall accrue in respect of the REMIC 1 Regular Interests or the related Certificates from and after the Accrual Period relating to the final Distribution Date therefor and (iii) that the Record Date otherwise applicable to such Distribution Date is not applicable, payments being made only upon presentation and surrender of the Certificates at the office of the Trustee

designated in such notice for purposes of such surrender. The Trustee shall remit to the Servicer from such funds deposited in the Distribution Account (i) any amounts which the Servicer would be permitted to withdraw and retain from the Collection Account pursuant to Section 3.11 and (ii) any other amounts otherwise payable by the Trustee to the Servicer from amounts on deposit in the Distribution Account pursuant to the terms of this Agreement, in each case prior to making any final distributions pursuant to Section 9.01(d) below. Upon certification to the Trustee by a Servicing Representative of the making of such final deposit, the Trustee shall promptly release or cause to be released to the Terminator the Mortgage Files for the remaining Mortgage Loans, and the Trustee shall execute all assignments, endorsements and other instruments necessary to effectuate such transfer.

(d)   Upon presentation of the Certificates by the Certificateholders on the final Distribution Date, the Trustee shall distribute, in addition with all other amounts distributable in accordance with Section 4.01 on such Distribution Date, to each Certificateholder so presenting and surrendering its Certificates the amount otherwise distributable on such Distribution Date in accordance with Section 4.01 in respect of the Certificates so presented and surrendered. Any funds not distributed to any Holder or Holders of Certificates being retired on such Distribution Date because of the failure of such Holder or Holders to tender their Certificates shall, on such date, be set aside and held in trust by the Trustee and credited to the account of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been given pursuant to this Section 9.01 shall not have been surrendered for cancellation within six months after the time specified in such notice, the Trustee shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. Subject to the applicable law, if within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Trustee shall, directly or through an agent, mail a final notice to remaining related non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of maintaining the funds in trust and of contacting such Certificateholders shall be paid out of the assets remaining in the trust funds. If within one year after the final notice any such Certificates shall not have been surrendered for cancellation, the Trustee shall pay to WaMu Capital Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, equally, all such amounts, and all rights of non-tendering Certificateholders in or to such amounts shall thereupon cease. No interest shall accrue or be payable to any Certificateholder on any amount held in trust by the Trustee as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with this Section 9.01.

Upon the completion of winding up of the Trust, including the payment or the making reasonable provision for payment of all obligations of the Trust in accordance with Section 3808(e) of the Statutory Trust Statute, the Delaware Trustee shall prepare, the Trustee, the Delaware Trustee and any other trustee hereunder shall sign, and the Delaware Trustee (upon the Trustee's consent acting at direction of the Servicer) shall file, a certificate of cancellation with the Secretary of State in accordance with Section 3810 of the Statutory Trust Statute, at which time the Trust and this Agreement shall terminate. The Servicer shall act as the liquidator of the Trust and shall be responsible for taking all actions in connection with winding up the Trust, in accordance with the requirements of this Agreement (including this Section 9.01 and Section 9.02) and applicable law.

Section 9.02   Additional Termination Requirements.

(a)   In the event that the Terminator purchases all the Mortgage Loans and each REO Property or the final payment on or other liquidation of the last Mortgage Loan or REO Property remaining in REMIC 1 pursuant to Section 9.01, the Trust Fund shall be terminated in accordance with the following additional requirements:

(i)   The Trustee shall specify the first day in the 90-day liquidation period in a statement attached to each Trust REMIC's final Tax Return pursuant to Treasury regulation Section 1.860F-1 and shall satisfy all requirements of a qualified liquidation under Section 860F of the Code and any regulations thereunder with respect to each Trust REMIC, as evidenced by an Opinion of Counsel delivered to the Trustee and the Depositor obtained at the expense of the Terminator;

(ii)   During such 90-day liquidation period, and at or prior to the time of making of the final payment on the Certificates, the Trustee shall sell all of the assets of REMIC 1 to the Terminator for cash; and

(iii)   At the time of the making of the final payment on the Certificates, the Trustee shall distribute or credit, or cause to be distributed or credited, to the Holders of the Residual Certificates all cash on hand in the Trust Fund (other than cash retained to meet claims), and the Trust Fund shall terminate at that time.

(b)   At the expense of the Terminator, the Trustee shall prepare or cause to be prepared the documentation required in connection with the adoption of a plan of liquidation of each Trust REMIC pursuant to the Section 9.02(a).

(c)   By their acceptance of Certificates, the Holders thereof hereby agree to authorize the Trustee to specify the 90-day liquidation period for each Trust REMIC, which authorization shall be binding upon all successor Certificateholders.

Section 9.03   Termination of the Supplemental Interest Trust and the Final Maturity Reserve Trust.

(a)   The obligations of the Depositor, the Trustee and the Supplemental Interest Trust Trustee created hereby with respect to the Supplemental Interest Trust shall terminate upon the earlier of:

(i)   the termination of the Swap Agreement pursuant to the terms of the Swap Agreement; and

(ii)   the termination of this Agreement pursuant to Section 9.01.

(b)   The obligations of the Depositor, the Trustee and the Final Maturity Reserve Trust Trustee created hereby with respect to the Final Maturity Reserve Trust shall terminate upon the earlier of:

(i)   the Distribution Date in May 2037; and

(ii)   the termination of this Agreement pursuant to Section 9.01.

ARTICLE X

REMIC PROVISIONS

Section 10.01   <u>REMIC Administration</u>.

(a)   The Trustee shall elect to treat each Trust REMIC as a REMIC under the Code and, if necessary, under applicable state law. Each such election will be made on Form 1066 or other appropriate federal tax or information return (including Form 8811) or any appropriate state return for the taxable year ending on the last day of the calendar year in which the Certificates are issued, copies of which forms and returns shall promptly be furnished by the Trustee to the NIMS Insurer. For the purposes of the REMIC election in respect of REMIC 1, the REMIC 1 Regular Interests shall be designated as the Regular Interests in REMIC 1 and the Class R-1 Interest shall be designated as the Residual Interest in REMIC 1. For the purposes of the REMIC election in respect of REMIC 2, the REMIC 2 Regular Interests shall be designated as the Regular Interests in REMIC 2 and the Class R-2 Interest shall be designated as the Residual Interest in REMIC 2. The REMIC 3 Regular Interests shall be designated as the Regular Interests in REMIC 3 and the Class R-3 Interest shall be designated as the Residual Interest in REMIC 3. For the purposes of the REMIC election in respect of REMIC CX, the Class C Certificates shall be designated as the Regular Interests in REMIC CX and the Class R-CX Interest shall be designated as the Residual Interest in REMIC CX. For the purposes of the REMIC election in respect of REMIC PX, the Class P Certificates shall be designated as the Regular Interests in REMIC PX and the Class R-PX Interest shall be designated as the Residual Interest in REMIC PX. For the purposes of the REMIC election in respect of REMIC SwapX, the Class Swap IO Upper-Tier Interest shall be designated as the Regular Interests in REMIC SwapX and the Class R-SwapX Interest shall be designated as the Residual Interest in REMIC SwapX. The Trustee shall not permit the creation of any "interests" in REMIC 1, REMIC 2, REMIC 3, REMIC CX, REMIC SwapX or REMIC PX (within the meaning of Section 860G of the Code) other than the REMIC 1 Regular Interests, the REMIC 2 Regular Interests, the REMIC 3 Regular Interests and the interests represented by the Certificates.

(b)   The Closing Date is hereby designated as the "Startup Day" of each Trust REMIC within the meaning of Section 860G(a)(9) of the Code.

(c)   The Trustee shall pay, out of funds on deposit in the Distribution Account, any and all expenses relating to any tax audit of the Trust Fund (including, but not limited to, any professional fees or any administrative or judicial proceedings with respect to any Trust REMIC that involve the Internal Revenue Service or state tax authorities) unless such expenses, professional fees or any administrative or judicial proceedings are incurred by reason of the Trustee's willful misfeasance, bad faith or negligence. The Trustee, as agent for each Trust REMIC's tax matters person, shall (i) act on behalf of the Trust Fund in relation to any tax matter or controversy involving any Trust REMIC and (ii) represent the Trust Fund in any administrative or judicial proceeding relating to an examination or audit by any governmental taxing authority with respect thereto and will be entitled to reimbursement from the Trust Fund for any expenses incurred by the Trustee in connection therewith unless such administrative or judicial proceeding relating to an examination or audit by any governmental taxing authority is incurred by reason of the Trustee's willful misfeasance, bad faith or negligence. The holder of the largest Percentage Interest of the Class R Certificates shall be designated, in the manner provided under Treasury regulations Section 1.860F-4(d) and Treasury regulations

Section 301.6231(a)(7)-1, as the tax matters person of each Trust REMIC created hereunder other than REMIC CX, REMIC SwapX and REMIC PX. The holder of the largest Percentage Interest of the Class R-CX Certificates shall be designated, in the manner provided under Treasury regulations Section 1.860F-4(d) and Treasury regulations Section 301.6231(a)(7)-1, as the tax matters person of REMIC CX and REMIC SwapX. The holder of the largest Percentage Interest of the Class R-PX Certificates shall be designated, in the manner provided under Treasury regulations Section 1.860F-4(d) and Treasury regulations Section 301.6231(a)(7)-1, as the tax matters person of REMIC PX. By its acceptance thereof, each such holder hereby agrees to irrevocably appoint the Trustee or an Affiliate as its agent to perform all of the duties of the tax matters person of each respective REMIC.

(d)   The Trustee shall prepare, sign and file in a timely manner, all of the Tax Returns in respect of each REMIC created hereunder, copies of which Tax Returns shall be promptly furnished to the NIMS Insurer. The expenses of preparing and filing such returns shall be borne by the Trustee without any right of reimbursement therefor. The Servicer shall provide on a timely basis to the Trustee or its designee such information with respect to the assets of the Trust Fund as is in its possession and reasonably required by the Trustee to enable it to perform its respective obligations under this Article.

(e)   The Trustee shall perform on behalf of each Trust REMIC all reporting and other tax compliance duties that are the responsibility of such REMIC under the Code, the REMIC Provisions or other compliance guidance issued by the Internal Revenue Service or any state or local taxing authority. Among its other duties, as required by the Code, the REMIC Provisions or such other compliance guidance, the Trustee shall provide (i) to any Transferor of a Residual Certificate (or other person designated in Section 860E(e)(3) of the Code) and to the Internal Revenue Service such information as is necessary for the computation of any tax relating to the transfer of a Residual Certificate to any Person who is not a Permitted Transferee, (ii) to the Certificateholders such information or reports as are required by the Code or the REMIC Provisions including reports relating to interest, original issue discount and market discount or premium (using the Prepayment Assumption as required) and (iii) to the Internal Revenue Service the name, title, address and telephone number of the person who will serve as the representative of each Trust REMIC. The Servicer shall provide on a timely basis to the Trustee such information with respect to the assets of the Trust Fund, including, without limitation, the Mortgage Loans, as is in its possession and reasonably required by the Trustee to enable it to perform its obligations under this subsection. In addition, the Depositor shall provide or cause to be provided to the Trustee, within ten (10) days after the Closing Date, all information or data that the Trustee reasonably determines to be relevant for tax purposes as to the valuations and issue prices of the Certificates, including, without limitation, the price, yield, prepayment assumption and projected cash flow of the Certificates. The Depositor shall also provide such information or data to the NIMS Insurer.

(f)   The Trustee shall take such action and shall cause each Trust REMIC created hereunder to take such action as shall be necessary to create or maintain the status thereof as a REMIC under the REMIC Provisions (and the Servicer shall assist the Trustee, to the extent reasonably requested by the Trustee to do specific actions in order to assist in the maintenance of such status). The Trustee shall not take any action, cause the Trust Fund to take any action or fail to take (or fail to cause to be taken) any action that, under the REMIC Provisions, if taken or not taken, as the case may be, could (i) endanger the status of any Trust REMIC as a REMIC or (ii) result in the imposition of a tax upon the Trust Fund (including but not limited to the tax on

prohibited transactions set forth in Section 860F(a) of the Code and the tax on contributions to a REMIC set forth in Section 860G(d) of the Code) (either such event, an "Adverse REMIC Event") unless the Trustee and the NIMS Insurer have received an Opinion of Counsel, addressed to the Trustee and the NIMS Insurer (at the expense of the party seeking to take such action but in no event at the expense of the Trustee) to the effect that the contemplated action will not, with respect to any Trust REMIC, endanger such status or result in the imposition of such a tax, nor shall the Servicer take or fail to take any action (whether or not authorized hereunder) as to which the Trustee has advised it in writing that it has received an Opinion of Counsel to the effect that an Adverse REMIC Event could occur with respect to such action; provided that the Servicer may conclusively rely on such Opinion of Counsel and shall incur no liability for its action or failure to act in accordance with such Opinion of Counsel. The Trustee shall deliver to the NIMS Insurer a copy of any such advice or opinion. In addition, prior to taking any action with respect to any Trust REMIC or the assets thereof, or causing any Trust REMIC to take any action, which is not contemplated under the terms of this Agreement, the Servicer will consult with the Trustee or its designee, in writing, with respect to whether such action could cause an Adverse REMIC Event to occur with respect to a Trust REMIC, and the Servicer shall not take any such action or cause any Trust REMIC to take any such action as to which the Trustee has advised it in writing that an Adverse REMIC Event could occur; provided that the Servicer may conclusively rely on such writing and shall incur no liability for its action or failure to act in accordance with such writing. The Trustee may consult with counsel to make such written advice, and the cost of same shall be borne by the party seeking to take the action not permitted by this Agreement, but in no event shall such cost be an expense of the Trustee. At all times as may be required by the Code, the Trustee will ensure that substantially all of the assets of REMIC 1 will consist of "qualified mortgages" as defined in Section 860G(a)(3) of the Code and "permitted investments" as defined in Section 860G(a)(5) of the Code.

(g)   If any tax is imposed on prohibited transactions of any Trust REMIC created hereunder pursuant to Section 860F(a) of the Code, on the net income from foreclosure property of any such REMIC pursuant to Section 860G(c) of the Code, or on any contributions to any such REMIC after the Startup Day therefor pursuant to Section 860G(d) of the Code, or if any other tax is imposed by the Code or any applicable provisions of state or local tax laws, such tax shall be charged (i) to the Trustee pursuant to Section 10.03 hereof, if such tax arises out of or results from a breach by the Trustee of any of its obligations under this Article X, (ii) to the Servicer pursuant to Section 10.03 hereof, if such tax arises out of or results from a breach by the Servicer of any of its obligations under Article III or this Article X, or (iii) otherwise against amounts on deposit in the Distribution Account and shall be paid by withdrawal therefrom.

(h)   On or before April 15 of each calendar year (or the applicable deadline thereafter if extensions for filing are properly filed) commencing after the date of this Agreement, the Trustee shall deliver to the Servicer, the NIMS Insurer and each Rating Agency a Certificate from a Responsible Officer of the Trustee stating the Trustee's compliance with this Article X.

(i)   The Trustee shall, for federal income tax purposes, maintain books and records with respect to each Trust REMIC on a calendar year and on an accrual basis.

(j)   Following the Startup Day, the Trustee shall not accept any contributions of assets to any Trust REMIC other than in connection with any Substitute Mortgage Loan delivered in accordance with Section 2.03 unless it shall have received an Opinion of Counsel to

the effect that the inclusion of such assets in the Trust Fund will not cause any Trust REMIC to fail to qualify as a REMIC at any time that any Certificates are outstanding or subject any Trust REMIC to any tax under the REMIC Provisions or other applicable provisions of federal, state and local law or ordinances.

(k)   Neither the Trustee nor the Servicer shall enter into any arrangement by which any Trust REMIC will receive a fee or other compensation for services or permit any Trust REMIC to receive any income from assets other than "qualified mortgages" as defined in Section 860G(a)(3) of the Code or "permitted investments" as defined in Section 860G(a)(5) of the Code.

(l)   The Trustee shall treat each of the Reserve Fund, the Supplemental Interest Trust (other than the Credit Support Annex Account) and the Final Maturity Reserve Trust as an outside reserve fund within the meaning of Treasury Regulation 1.860G-2(h) that is owned by the Holders of the Class C Certificates and that is not an asset of any REMIC. The Trustee shall treat the Credit Support Annex Account as an outside reserve fund within the meaning of Treasury Regulation 1.860G-2(h) that is owned by the Swap Counterparty andthat is not an asset of any REMIC. The Trustee shall treat the beneficial owners of the Certificates (other than the Class P Certificates, the Class C Certificates and the Residual Certificates) as having entered into a notional principal contract with respect to the beneficial owners of the Class C Certificates. Pursuant to each such notional principal contract, all beneficial owners of the Certificates (other than the Class P Certificates, the Class C Certificates and the Residual Certificates) shall be treated as having agreed to pay, on each Distribution Date, to the beneficial owners of the Class C Certificates an aggregate amount equal to the excess, if any, of (i) the amount payable on such Distribution Date on the interest in REMIC 3 corresponding to such Class of Certificates over (ii) the amount payable on such Class of Certificates on such Distribution Date (such excess, a "Class C Shortfall"). A Class C Shortfall payable from interest collections shall be allocated pro rata among such Certificates based on the amount of interest otherwise payable to such Certificates, and a Class C Shortfall payable from principal collections shall be allocated to the most subordinate Class of Certificates with an outstanding Certificate Principal Balance to the extent of such balance. In addition, pursuant to such notional principal contract, the beneficial owner of the Class C Certificates shall be treated as having agreed to pay (i) Net WAC Rate Carryover Amounts and (ii) on any Distribution Date on or after June 2017 through the Distribution Date in May 2027 if amounts are not paid in to the Final Maturity Reserve Trust because the Final Maturity Reserve Funding Date has occurred or the amount on Schedule III exceeds the Stated Principal Balance of the 40-year Mortgage Loans, any amounts that would have been paid to the Final Maturity Reserve Trust if the Final Maturity Reserve Funding Date had not occurred or the Stated Principal Balance of the 40-year Mortgage Loans exceeded the amount on Schedule III, to the extent such amounts are used to make payments on such Certificates to the Holders of the Certificates (other than the Class P Certificates, the Class C Certificates and the Residual Certificates) pursuant to the terms of this Agreement. Any payments on the Certificates in light of the foregoing shall not be payments with respect to a "regular interest" in a REMIC within the meaning of Code Section 860G(a)(1). However, any payment from the Certificates of a Class C Shortfall shall be treated for tax purposes as having been received by the beneficial owners of such Certificates in respect of their interests in the REMIC 3 and as having been paid by such beneficial owners to the Supplemental Interest Trust Trustee pursuant to the notional principal contract. Thus, each Certificate (other than the Class P Certificates, the Class C Certificates and the Residual Certificates) shall be treated as representing ownership of not only regular interests in REMIC 3, but also ownership of an

interest in (and obligations with respect to) a notional principal contract. For purposes of determining the issue price of the regular interests in REMIC 3, the Trustee shall assume that the notional principal contract has a value of $10,000 as of the Closing Date in favor of the Certificates (other than the Class C Certificates, the Class P Certificates and the Residual Certificates) and shall allocate such value proportionately to each such Class of Certificates based on such Class's initial Certificate Principal Balance.

Section 10.02   Prohibited Transactions and Activities.

None of the Depositor, the Servicer, the Trustee or the Delaware Trustee shall sell, dispose of or substitute for any of the Mortgage Loans (except in connection with (i) the foreclosure of a Mortgage Loan, including but not limited to, the acquisition or sale of a Mortgaged Property acquired by deed in lieu of foreclosure, (ii) the bankruptcy of REMIC 1, (iii) the termination of REMIC 1 pursuant to Article IX of this Agreement, (iv) a substitution pursuant to Article II of this Agreement or (v) a purchase of Mortgage Loans pursuant to Article II or III of this Agreement), nor acquire any assets for any Trust REMIC (other than REO Property acquired in respect of a defaulted Mortgage Loan), nor sell or dispose of any investments in the Collection Account or the Distribution Account for gain, nor accept any contributions to any Trust REMIC after the Closing Date (other than a Substitute Mortgage Loan delivered in accordance with Section 2.03), unless it and the NIMS Insurer have received an Opinion of Counsel, addressed to the Trustee and the NIMS Insurer (at the expense of the party seeking to cause such sale, disposition, substitution, acquisition or contribution but in no event at the expense of the Trustee or the Delaware Trustee) that such sale, disposition, substitution, acquisition or contribution will not (a) affect adversely the status of any Trust REMIC as a REMIC or (b) cause any Trust REMIC to be subject to a tax on "prohibited transactions" or "contributions" pursuant to the REMIC Provisions.

Section 10.03   Trustee, Servicer and Depositor Indemnification.

(a)   The Trustee agrees to indemnify the Trust Fund, the Delaware Trustee, the Depositor and the Servicer for any taxes and costs including, without limitation, any reasonable attorneys' fees imposed on or incurred by the Trust Fund, the Delaware Trustee, the Depositor or the Servicer as a result of a breach of the Trustee's covenants set forth in this Article X or any state, local or franchise taxes imposed upon the Trust as a result of the location of the Trustee.

(b)   The Servicer agrees to indemnify the Trust Fund, the Delaware Trustee, the Depositor and the Trustee for any taxes and costs including, without limitation, any reasonable attorneys' fees imposed on or incurred by the Trust Fund, the Delaware Trustee, the Depositor or the Trustee as a result of a breach of the Servicer's covenants set forth in Article III or this Article X or any state, local or franchise taxes imposed upon the Trust as a result of the location of the Servicer or any Sub-Servicer.

(c)   The Depositor agrees to indemnify the Trust Fund, the Delaware Trustee, the Servicer and the Trustee for any taxes and costs including, without limitation, any reasonable attorneys' fees imposed on or incurred by the Trust Fund, the Delaware Trustee, the Servicer or the Trustee as a result of a breach of the Depositor's covenants set forth in this Article X.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.01   Amendment.

This Agreement or any Custodial Agreement may be amended from time to time by the Depositor, the Servicer, the Trustee, the Delaware Trustee and, if applicable, the Custodian, with the consent of the NIMS Insurer, and if necessary, with the prior written consent of the Swap Counterparty (as described below), and without the consent of any of the Certificateholders, (i) to cure any ambiguity or defect, (ii) to correct, modify or supplement any provisions herein (including to give effect to the expectations of Certificateholders), or in any Custodial Agreement, (iii) to modify, eliminate or add to any of its provisions to such extent as shall be necessary or desirable to maintain the qualification of the Trust Fund as a REMIC at all times that any Certificate is outstanding or to avoid or minimize the risk of the imposition of any tax on the Trust Fund pursuant to the Code that would be a claim against the Trust Fund, provided that the Trustee, the NIMS Insurer, the Depositor and the Servicer have received an Opinion of Counsel to the effect that (A) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (B) such action will not adversely affect the status of the Trust Fund as a REMIC or adversely affect in any material respect the interest of any Certificateholder or (iv) to make any other provisions with respect to matters or questions arising under this Agreement or in any Custodial Agreement which shall not be inconsistent with the provisions of this Agreement or such Custodial Agreement, provided that, in each case, such action shall not, as evidenced by an Opinion of Counsel delivered to the parties hereto and the NIMS Insurer, adversely affect in any material respect the interests of any Certificateholder, provided, further, that (A) such action will not affect in any material respect the permitted activities of the Trust and (B) such action will not increase in any material respect the degree of discretion which the Servicer is allowed to exercise in servicing the Mortgage Loans and, provided, further, that any such amendment which modifies the rights or obligations of the Delaware Trustee hereunder shall require the consent of the Delaware Trustee. No amendment shall be deemed to adversely affect in any material respect the interests of any Certificateholder who shall have consented thereto, and no Opinion of Counsel shall be required to address the effect of any such amendment on any such consenting Certificateholder.

This Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Servicer, the Trustee, the Delaware Trustee and, if applicable, the Custodian, with the consent of the NIMS Insurer, and if necessary, with the prior written consent of the Swap Counterparty (as described below), and with the consent of the Holders of Certificates entitled to at least 66% of the Voting Rights, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or any Custodial Agreement or of modifying in any manner the rights of the Holders of Certificates; provided, however, that no such amendment shall (i) reduce in any manner the amount of, or delay the timing of, payments received on Mortgage Loans which are required to be distributed on any Certificate without the consent of the Holder of such Certificate, (ii) adversely affect in any material respect the interests of the Holders of any Class of Certificates in a manner, other than as described in (i), without the consent of the Holders of Certificates of such Class evidencing at least 66% of the Voting Rights allocated to such Class, or (iii) modify the consents required by the immediately preceding clauses (i) and (ii) without the consent of the Holders of all Certificates then outstanding and, provided, further, that any such amendment which modifies

the rights or obligations of the Delaware Trustee hereunder shall require the consent of the Delaware Trustee. Notwithstanding any other provision of this Agreement, for purposes of the giving or withholding of consents pursuant to this Section 11.01, Certificates registered in the name of the Depositor or the Servicer or any Affiliate thereof shall be entitled to Voting Rights with respect to matters affecting such Certificates.

In addition to the provisions of this Section 11.01 and as long as the Swap Counterparty remains the Swap Counterparty under the Swap Agreement or is owed any amounts under this Agreement, the prior written consent of the Swap Counterparty shall be necessary for the adoption of any proposed amendment of this Agreement that, in the Swap Counterparty's reasonable determination, materially affects the Swap Counterparty's rights or interests under this Agreement, including, but not limited to, the right to receive any Net Swap Payment or Swap Termination Payment due and owing to it under this Agreement; provided that any such consent of the Swap Counterparty shall not be unreasonably withheld.

Notwithstanding any contrary provision of this Agreement, the Trustee and the NIMS Insurer shall be entitled to receive an Opinion of Counsel to the effect that such amendment will not result in the imposition of any tax on any Trust REMIC pursuant to the REMIC Provisions or cause any Trust REMIC to fail to qualify as a REMIC at any time that any Certificates are outstanding and that such amendment is authorized by the terms of this Section 11.01.

Promptly after the execution of any such amendment the Trustee shall furnish a copy of such amendment to each Certificateholder and the NIMS Insurer.

It shall not be necessary for the consent of Certificateholders under this Section 11.01 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent shall approve the substance thereof. The manner of obtaining such consents and of evidencing the authorization of the execution thereof by Certificateholders shall be subject to such reasonable regulations as the Trustee may prescribe.

The cost of any Opinion of Counsel to be delivered pursuant to this Section 11.01 shall be borne by the Person seeking the related amendment, but in no event shall such Opinion of Counsel be an expense of the Trustee, the Delaware Trustee or the Trust Fund.

Each of the Trustee and the Delaware Trustee may, but shall not be obligated to enter into any amendment pursuant to this Section that affects its rights, duties and immunities under this Agreement or otherwise.

Section 11.02   Recordation of Agreement; Counterparts.

To the extent permitted by applicable law, this Agreement is subject to recordation in all appropriate public offices for real property records in all the counties or other comparable jurisdictions in which any or all of the properties subject to the Mortgages are situated, and in any other appropriate public recording office or elsewhere, such recordation to be effected by the Servicer at the expense of the Trust, but only upon direction of Certificateholders accompanied by an Opinion of Counsel to the effect that such recordation materially and beneficially affects the interests of the Certificateholders.

For the purpose of facilitating the recordation of this Agreement as herein provided and for other purposes, this Agreement may be executed simultaneously in any number of

counterparts, each of which counterparts shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

Section 11.03   Limitation on Rights of Certificateholders.

The death or incapacity of any Certificateholder shall not (i) operate to terminate this Agreement or the Trust, (ii) entitle such Certificateholder's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of the Trust, or (iii) otherwise affect the rights, obligations and liabilities of the parties hereto or any of them.

Except as expressly provided for herein, no Certificateholder shall have any right to vote or in any manner otherwise control the operation and management of the Trust, or the obligations of the parties hereto, nor shall anything herein set forth or contained in the terms of the Certificates be construed so as to constitute the Certificateholders from time to time as partners or members of an association; nor shall any Certificateholder be under any liability to any third person by reason of any action taken by the parties to this Agreement pursuant to any provision hereof.

No Certificateholder shall have any right by virtue of any provision of this Agreement to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Agreement, unless such Holder previously shall have given to the Trustee a written notice of default and of the continuance thereof, as hereinbefore provided, and unless also the Holders of Certificates entitled to at least 25% of the Voting Rights shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee for 15 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding. It is understood and intended, and expressly covenanted by each Certificateholder with every other Certificateholder and the Trustee, that no one or more Holders of Certificates shall have any right in any manner whatever by virtue of any provision of this Agreement to affect, disturb or prejudice the rights of the Holders of any other of such Certificates, or to obtain or seek to obtain priority over or preference to any other such Holder, which priority or preference is not otherwise provided for herein, or to enforce any right under this Agreement, except in the manner herein provided and for the equal, ratable and common benefit of all Certificateholders. For the protection and enforcement of the provisions of this Section 11.03 each and every Certificateholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 11.04   Governing Law; Jurisdiction.

This Agreement shall be construed in accordance with the laws of the State of Delaware and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

Section 11.05   Notices.

All directions, demands and notices hereunder shall be in writing and shall be deemed to have been duly given if personally delivered at or mailed by first class mail, postage prepaid, by facsimile or by express delivery service, to (a) in the case of the Servicer, Washington Mutual

Bank, 1301 Second Avenue, Seattle, Washington 98101, Attention: General Counsel (telecopy number: (206) 554-2717), with a copy to Washington Mutual Bank, 11200 W. Parkland Ave., Milwaukee, WI 53224, Attention: Investor Reporting, or such other address or telecopy number as may hereafter be furnished to the other parties hereto in writing by the Servicer, (b) in the case of the Trustee, Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, NY 10013, Attention: Agency and Trust (WaMu Series 2007-HE3) or such other address or telecopy number as may hereafter be furnished to the other parties hereto in writing by the Trustee, (c) in the case of the Delaware Trustee, Christiana Bank & Trust Company, 300 Delaware Avenue, Suite 714, Wilmington, DE 19801, or such other address as may be furnished to the other parties hereto in writing by the Delaware Trustee, (d) in the case of the Depositor, WaMu Asset Acceptance Corp., 1400 South Douglass Road, Suite 100, Anaheim, California 92806, Attention: General Counsel (telecopy number: (206) 554-2717), or such other address or telecopy number as may be furnished to the other parties hereto in writing by the Depositor, (e) in the case of the Swap Counterparty, as provided in the Swap Agreement, and (f) in the case of the NIMS Insurer, the NIMS Insurer's address or telecopy number as set forth in the Indenture, or such other addresses or telecopy number as may be furnished to the other parties hereto in writing by the NIMS Insurer. Any notice required or permitted to be mailed to a Certificateholder shall be given by first class mail, postage prepaid, at the address of such Holder as shown in the Certificate Register. Notice of any Servicer default shall be given by telecopy and by certified mail. Any notice so mailed within the time prescribed in this Agreement shall be conclusively presumed to have duly been given when mailed, whether or not the Certificateholder receives such notice. A copy of any notice required to be telecopied hereunder shall also be mailed to the appropriate party in the manner set forth above.

Section 11.06   Severability of Provisions.

If any one or more of the covenants, agreements, provisions or terms of this Agreement shall for any reason whatsoever be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement or of the Certificates or the rights of the Holders thereof.

Section 11.07   Notice to the Rating Agencies, the Swap Counterparty and the NIMS Insurer.

The Trustee shall use its best efforts promptly to provide notice to the Rating Agencies, the Swap Counterparty and the NIMS Insurer with respect to each of the following of which it has actual knowledge:

1.   Any amendment to this Agreement;

2.   The occurrence of any Servicer Event of Default that has not been cured or waived;

3.   The resignation or termination of the Servicer, the Trustee or the Delaware Trustee;

4.   The repurchase or substitution of Mortgage Loans pursuant to or as contemplated by Section 2.03;

5.   The final payment to the Holders of any Class of Certificates;

6.   Any change in the location of the Collection Account or the Distribution Account;

7.   The Trustee were it to succeed as Servicer, is unable to make advances regarding delinquent Mortgage Loans; and

8.   The filing of any claim under the Servicer's blanket bond and errors and omissions insurance policy required by Section 3.14 or the cancellation or material modification of coverage under any such instrument.

In addition, the Trustee shall promptly make available to each Rating Agency and the Swap Counterparty copies of each Statement to Certificateholders described in Section 4.03 hereof and the Servicer shall promptly furnish to each Rating Agency copies of the following:

1.   each annual statement as to compliance described in Section 3.20 hereof;

2.   each annual independent public accountants' servicing report described in Section 3.21 hereof.

Any such notice pursuant to this Section 11.07 shall be in writing and shall be deemed to have been duly given if personally delivered or mailed by first class mail, postage prepaid, or by express delivery service to (i) Moody's Investors Service, Inc., 99 Church Street, New York, New York 10048, Attention: MBS Monitoring/WaMu Series 2007-HE3 Trust, (ii) Standard & Poor's Rating Services, Inc., 55 Water Street, New York, New York 10041, (iii) Fitch, Inc., One State Street Plaza, New York, NY 10004, Attention: RMBS Performance Analytics (iv) Barclays Bank PLC, 5 The North Colonnade, Canary Wharf, London E14 4BB, England, with a copy to: Barclays Bank PLC, General Counsel's Office, 200 Park Avenue, New York, NY 10166 and (v) the NIMS Insurer at the address provided in Section 11.05.

In addition, each party hereto agrees that it will furnish or make available to the NIMS Insurer a copy of any opinions, notices, reports, schedules, certificates, statements, rating confirmation letters or other information that are furnished hereunder to the Trustee or the Certificateholders.

Section 11.08   Article and Section References.

All Article and Section references used in this Agreement, unless otherwise provided, are to articles and sections in this Agreement.

Section 11.09   Third-Party Beneficiaries.

(a)   The NIMS Insurer shall be deemed a third-party beneficiary of this Agreement, and shall be entitled to enforce such rights, in each case, as if it were a party hereto. Notwithstanding anything to the contrary anywhere in this Agreement, all rights of the NIMS Insurer hereunder (i) shall be suspended whenever rights of the NIMS Insurer under the Indenture (other than the right to consent to amendments to the Indenture) are suspended and (ii) except in the case of any right to indemnification hereunder shall permanently terminate upon the later to occur of (A) the payment in full of the Insured NIM Notes as provided in the Indenture and (B) the payment in full to the NIMS Insurer of any amounts owed to the NIMS Insurer as provided in the Indenture.

(b)   The Swap Counterparty shall be deemed a third-party beneficiary of this Agreement, and shall be entitled to enforce such rights, in each case, as if it were a party hereto. Notwithstanding anything to the contrary anywhere in this Agreement, all rights of the Swap Counterparty hereunder shall permanently terminate upon the later to occur of (i) the expiration of the Swap Agreement, and (ii) the payment in full to the Swap Counterparty, of any amounts owed to it under the Swap Agreement.

Section 11.10   <u>Grant of Security Interest</u>.

It is the express intent of the parties hereto that the conveyance of the Mortgage Loans and the other property specified in Section 2.01 by the Depositor to the Trust be, and be construed as, a sale and not a pledge to secure a debt or other obligation of the Depositor. However, in the event that, notwithstanding the aforementioned intent of the parties, the Mortgage Loans or other property conveyed to the Trust pursuant to Section 2.01 are held to be property of the Depositor, then, (a) it is the express intent of the parties that such conveyance be deemed a pledge of the Mortgage Loans and all other property conveyed to the Trust pursuant to Section 2.01 by the Depositor to the Trust to secure a debt or other obligation of the Depositor and (b)(1) this Agreement shall also be deemed to be a security agreement within the meaning of Articles 8 and 9 of the Uniform Commercial Code as in effect from time to time in the State of Delaware; (2) the conveyance provided for in Section 2.01 hereof shall be deemed to be a grant by the Depositor to the Trust of a security interest in all of the Depositor's right, title and interest in and to the Mortgage Loans and all amounts payable to the holders of the Mortgage Loans and all other property conveyed to the Trust pursuant to Section 2.01 in accordance with the terms thereof and all proceeds of the conversion, voluntary or involuntary, of the foregoing into cash, instruments, securities or other property, including without limitation all amounts, other than investment earnings, from time to time held or invested in the Collection Account and the Distribution Account, whether in the form of cash, instruments, securities or other property; (3) the obligations secured by such security agreement shall be deemed to be all of the Depositor's obligations under this Agreement, including the obligation to provide to the Certificateholders and the Swap Counterparty the benefits of this Agreement relating to the Mortgage Loans and the Trust Fund; and (4) notifications to persons holding such property, and acknowledgments, receipts or confirmations from persons holding such property, shall be deemed notifications to, or acknowledgments, receipts or confirmations from, financial intermediaries, bailees or agents (as applicable) of the Trust for the purpose of perfecting such security interest under applicable law. Accordingly, the Depositor hereby grants to the Trust a security interest in the Mortgage Loans and all other property described in clause (2) of the preceding sentence, for the purpose of securing to the Trust the performance by the Depositor of the obligations described in clause (3) of the preceding sentence. Notwithstanding the foregoing, the parties hereto intend the conveyance pursuant to Section 2.01 to be a true, absolute and unconditional sale of the Mortgage Loans and assets constituting the Trust Fund by the Depositor to the Trust.

IN WITNESS WHEREOF, the Depositor, the Servicer, the Trustee and the Delaware Trustee have caused their names to be signed hereto by their respective officers thereunto duly authorized, all as of the day and year first above written.

WAMU ASSET ACCEPTANCE CORP.,
as Depositor

By:
Name: Trisha Lowe
Title: Vice President

WASHINGTON MUTUAL BANK,
as Servicer

By:
Name: Barbara Loper
Title: Vice President

CITIBANK, N.A.,
as Trustee

By: _____
Name:
Title:

CHRISTIANA BANK & TRUST COMPANY,
as Delaware Trustee

By: _____
Name:
Title:

IN WITNESS WHEREOF, the Depositor, the Servicer, the Trustee and the Delaware Trustee have caused their names to be signed hereto by their respective officers thereunto duly authorized, all as of the day and year first above written.

WAMU ASSET ACCEPTANCE CORP.,
as Depositor

By: _____

Name: Trisha Lowe

Title: Vice President

WASHINGTON MUTUAL BANK,
as Servicer

By: _____

Name: Barbara Loper

Title: Vice President

CITIBANK, N.A.,
as Trustee

By: _____

Name: **Valerie Delgado**

Title: **Vice President**

CHRISTIANA BANK & TRUST COMPANY,
as Delaware Trustee

By: _____

Name:

Title:

IN WITNESS WHEREOF, the Depositor, the Servicer, the Trustee and the Delaware Trustee have caused their names to be signed hereto by their respective officers thereunto duly authorized, all as of the day and year first above written.

WAMU ASSET ACCEPTANCE CORP.,
as Depositor

By: _____
Name: Trisha Lowe
Title: Vice President

WASHINGTON MUTUAL BANK,
as Servicer

By: _____
Name: Barbara Loper
Title: Vice President

CITIBANK, N.A.,
as Trustee

By: _____
Name:
Title:

CHRISTIANA BANK & TRUST COMPANY,
as Delaware Trustee

By: *Deborah L. Lutes*
Name:
Title:
           Deborah L. Lutes
           Trust Officer

STATE OF WASHINGTON)
) ss.:
COUNTY OF KING)

On May 3, 2007 before me, Griffin C. Deebach, personally appeared TRISHA LOWE, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.



Signature ______________________



Notary Public
State of Washington
GRIFFIN C DEEBACH
My Appointment Expires Apr 19, 2008

(Seal)

STATE OF WASHINGTON)
) ss.:
COUNTY OF KING)

On May 3, 2007 before me, Griffin C. Deebach, personally appeared BARBARA LOPER, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Signature ____________________





Notary Public
State of Washington
GRIFFIN C DEEBACH
My Appointment Expires Apr 19, 2008
(Seal)

STATE OF ~~NEW YORK~~ California)
                 Orange) ss.:
COUNTY OF ~~NEW YORK~~)

On May 7, 2007 before me,  My Van Luong , personally appeared
Valerie Delgado , personally ~~known to me~~ (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Signature

MY VAN LUONG
COMM. # 1652881
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
COMM. EXPIRES MARCH 20, 2010

(Seal)

Pooling and Servicing Agreement

STATE OF DELAWARE)
) ss.:
COUNTY OF NEW CASTLE)

On this 8 day of May 2007 before me, a Notary Public in and for said State, personally appeared Deborah L. Lutes, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacit(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature Patricia A. Smith

PATRICIA A. SMITH
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires May 29, 2009

(Seal)

EXHIBIT A-1

[FORM OF SENIOR CERTIFICATE]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE EVIDENCES A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, May 1, 2007
First Distribution Date	:	June 25, 2007
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$[_____]
Original Class Certificate Principal Balance of this Class	:	$[_____.__]
Percentage Interest	:	100%
Pass-Through Rate	:	Variable
CUSIP	:	[_____]
Class	:	[___]

Final Scheduled Distribution Date   :   May 2037

Assumed Final Maturity Date   :   June 2049

WaMu Asset-Backed Certificates
WaMu Series 2007-HE3 Trust,
Class [___]

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

WAMU ASSET ACCEPTANCE CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Servicer, the Trustee or the Delaware Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Certificate (obtained by dividing the Denomination of this Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by WaMu Asset Acceptance Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of May 1, 2007 (the "Agreement") among the Depositor, Washington Mutual Bank, as servicer (the "Servicer"), Citibank, N.A., as trustee (the "Trustee") and Christiana Bank & Trust Company, as Delaware trustee (the "Delaware Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Reference is hereby made to the further provisions of this Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: _____, 2007

                                               WAMU SERIES 2007-HE3 TRUST

                                               By: CITIBANK, N.A.
                                                         not in its individual capacity, but solely as Trustee

                                               By: _____

This is one of the Class [___]
Certificates referenced in the within-
mentioned Agreement

By: _____
     Authorized Signatory of
     Citibank, N.A.,
     as Trustee

EXHIBIT A-2

FORM OF SUBORDINATE CERTIFICATE

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS I-A CERTIFICATES, THE CLASS II-A1 CERTIFICATES, THE CLASS II-A2 CERTIFICATES, THE CLASS II-A3 CERTIFICATES, THE CLASS II-A4 CERTIFICATES [,/AND] THE CLASS II-A5 CERTIFICATES [AND ANY ADDITIONAL CERTIFICATES, IF APPLICABLE] TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE EVIDENCES A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, May 1, 2007
First Distribution Date	:	June 25, 2007
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$[_____]
Original Class Certificate Principal Balance of this Class	:	$[_____.__]
Percentage Interest	:	100%

Pass-Through Rate	:	Variable
CUSIP	:	[_____]
Class	:	[___]
Final Scheduled Distribution Date	:	May 2037
Assumed Final Maturity Date	:	June 2049

WaMu Asset-Backed Certificates
WaMu Series 2007-HE3 Trust,
Class [___]

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

WAMU ASSET ACCEPTANCE CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Servicer, the Trustee or the Delaware Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Certificate (obtained by dividing the Denomination of this Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by WaMu Asset Acceptance Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of May 1, 2007 (the "Agreement") among the Depositor, Washington Mutual Bank, as servicer (the "Servicer"), Citibank, N.A., as trustee (the "Trustee") and Christiana Bank & Trust Company, as Delaware trustee (the "Delaware Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Reference is hereby made to the further provisions of this Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: _____, 2007

WAMU SERIES 2007-HE3 TRUST

By: CITIBANK, N.A.
not in its individual capacity, but solely as Trustee

By: _____

This is one of the Class [___]
Certificates referenced in the within-mentioned Agreement

By: _____
Authorized Signatory of
Citibank, N.A.,
as Trustee

EXHIBIT A-3

FORM OF CLASS C CERTIFICATE

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE EVIDENCES OWNERSHIP OF TWO SEPARATE "REGULAR INTERESTS" IN "REAL ESTATE MORTGAGE INVESTMENT CONDUITS," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). ANY RESALE OR TRANSFER OF THIS CERTIFICATE WITHOUT REGISTRATION THEREOF UNDER THE ACT MAY ONLY BE MADE IN A TRANSACTION EXEMPTED FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS I-A CERTIFICATES, THE CLASS II-A1 CERTIFICATES, THE CLASS II-A2 CERTIFICATES, THE CLASS II-A3 CERTIFICATES, THE CLASS II-A4 CERTIFICATES, THE CLASS II-A5 CERTIFICATES, THE CLASS M-1 CERTIFICATES, THE CLASS M-2 CERTIFICATES, THE CLASS M-3 CERTIFICATES, THE CLASS M-4 CERTIFICATES, THE CLASS M-5 CERTIFICATES, THE CLASS M-6 CERTIFICATES, THE CLASS M-7 CERTIFICATES, THE CLASS M-8 CERTIFICATES AND THE CLASS M-9 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

Certificate No.   :   [__]

Cut-off Date   :   With respect to any Mortgage Loan, May 1, 2007

First Distribution Date   :   June 25, 2007

Initial Notional Amount of this
Certificate ("Denomination")   : $[_____]

Original Notional Amount of this
Class   : $[_____]

Percentage   :   100%

Pass-Through Rate   :   Variable

Class   :   C

WaMu Asset-Backed Certificates
WaMu Series 2007-HE3 Trust,
Class C

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

WAMU ASSET ACCEPTANCE CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Servicer, the Trustee or the Delaware Trustee referred to below or any of their respective affiliates.

This certifies that WM Asset Holdings Corp. is the registered owner of the Percentage Interest evidenced by this Certificate (obtained by dividing the Denomination of this Certificate by the Original Notional Amount) in certain distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by WaMu Asset Acceptance Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of May 1, 2007 (the "Agreement") among the Depositor, Washington Mutual Bank, as servicer (the "Servicer"), Citibank, N.A., as trustee (the "Trustee") and Christiana Bank & Trust Company, as Delaware trustee (the "Delaware Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

No transfer, sale, pledge or other disposition of a Certificate of this Class shall be made unless such disposition is exempt from the registration requirements of the 1933 Act, and any applicable state securities laws or is made in accordance with the 1933 Act and laws. In the event that a transfer is to be made in reliance upon an exemption from the Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Depositor in writing the facts surrounding the transfer. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Depositor an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Delaware Trustee, the Servicer or the Depositor; or there shall be delivered to the Trustee and the Depositor a transferor certificate by the transferor and an investment letter shall be executed by the transferee. The Holder hereof desiring to effect such transfer shall, and does hereby agree to, indemnify the Trustee, the Delaware Trustee and the Depositor against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Reference is hereby made to the further provisions of this Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: _____, 2007

WAMU SERIES 2007-HE3 TRUST

By: CITIBANK, N.A.
     not in its individual capacity, but solely as Trustee

By: _____

This is one of the Class C
Certificates referenced in the within-
mentioned Agreement

By: _____
    Authorized Signatory of
    Citibank, N.A.,
    as Trustee

EXHIBIT A-4

FORM OF CLASS P CERTIFICATE

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A
"REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT,"
AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF
THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF
1933, AS AMENDED (THE "ACT").   ANY RESALE OR TRANSFER OF THIS
CERTIFICATE WITHOUT REGISTRATION THEREOF UNDER THE ACT MAY ONLY BE
MADE IN A TRANSACTION EXEMPTED FROM THE REGISTRATION REQUIREMENTS
OF THE ACT AND IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT
REFERRED TO HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER
RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE
RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE
MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

Certificate No.	:	[__]
Cut-off Date	:	With respect to any Mortgage Loan, May 1, 2007
First Distribution Date	:	June 25, 2007
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$100.00
Original Class Certificate Principal Balance of this Class	:	$100.00
Percentage Interest	:	100%
Class	:	P

WaMu Asset-Backed Certificates
WaMu Series 2007-HE3 Trust,
Class P

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

WAMU ASSET ACCEPTANCE CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Servicer, the Trustee or the Delaware Trustee referred to below or any of their respective affiliates.

This certifies that WM Asset Holdings Corp. is the registered owner of the Percentage Interest evidenced by this Certificate (obtained by dividing the Denomination of this Certificate by the Original Class Certificate Principal Balance) in certain distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by WaMu Asset Acceptance Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of May 1, 2007 (the "Agreement") among the Depositor, Washington Mutual Bank, as servicer (the "Servicer"), Citibank, N.A., as trustee (the "Trustee") and Christiana Bank & Trust Company, as Delaware trustee (the "Delaware Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

This Certificate does not have a pass-through rate and will be entitled to distributions only to the extent set forth in the Agreement.

No transfer, sale, pledge or other disposition of a Certificate of this Class shall be made unless such disposition is exempt from the registration requirements of the 1933 Act, and any applicable state securities laws or is made in accordance with the 1933 Act and laws. In the event that a transfer is to be made in reliance upon an exemption from the Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Depositor in writing the facts surrounding the transfer. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Depositor an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Delaware Trustee, the Servicer or the Depositor; or there shall be delivered to the Trustee and the Depositor a transferor certificate by the transferor and an investment letter shall be executed by the transferee. The Holder hereof desiring to effect such transfer shall, and does hereby agree to, indemnify the Trustee, the Delaware Trustee and the Depositor against any liability that may

result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Reference is hereby made to the further provisions of this Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: _____, 2007


WAMU SERIES 2007-HE3 TRUST

By: CITIBANK, N.A.
not in its individual capacity, but solely as Trustee

By: _____


This is one of the Class P
Certificates referenced in the within-
mentioned Agreement

By: _____
    Authorized Signatory of
    Citibank, N.A.,
    as Trustee

EXHIBIT A-5

FORM OF RESIDUAL CERTIFICATES

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS "RESIDUAL INTEREST(S)" IN ONE OR MORE SEPARATE "REAL ESTATE MORTGAGE INVESTMENT CONDUIT(S)," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). ANY RESALE OR TRANSFER OF THIS CERTIFICATE WITHOUT REGISTRATION THEREOF UNDER THE ACT MAY ONLY BE MADE IN A TRANSACTION EXEMPTED FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

THIS CLASS [R/R-CX/R-PX] CERTIFICATE HAS NO PRINCIPAL BALANCE, DOES NOT BEAR INTEREST AND WILL NOT RECEIVE ANY DISTRIBUTIONS EXCEPT AS PROVIDED HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO A "DISQUALIFIED ORGANIZATION," AS SUCH TERM IS DEFINED IN SECTION 860E OF THE CODE, SHALL BE MADE.

NEITHER THIS CERTIFICATE NOR ANY INTEREST HEREIN MAY BE TRANSFERRED UNLESS THE PROPOSED TRANSFEREE DELIVERS TO THE TRUSTEE A TRANSFER AFFIDAVIT IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE.

Certificate No.	:	[__]
Cut-off Date	:	With respect to any Mortgage Loan, May 1, 2007
First Distribution Date	:	June 25, 2007
Percentage Interest	:	100%
Class	:	[R/R-CX/R-PX]

WaMu Asset-Backed Certificates
WaMu Series 2007-HE3 Trust,
Class [R/R-CX/R-PX]

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting primarily of a pool of first and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

WAMU ASSET ACCEPTANCE CORP., as Depositor

This Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Servicer, the Trustee or the Delaware Trustee referred to below or any of their respective affiliates.

This certifies that WM Asset Holdings Corp. is the registered owner of the Percentage Interest evidenced by this Certificate specified above in the interest represented by all Certificates of the Class to which this Certificate belongs in a Trust consisting primarily of the Mortgage Loans deposited by WaMu Asset Acceptance Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of May 1, 2007 (the "Agreement") among the Depositor, Washington Mutual Bank, as servicer (the "Servicer"), Citibank, N.A., as trustee (the "Trustee") and Christiana Bank & Trust Company, as Delaware trustee (the "Delaware Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

This Certificate does not have a principal balance or pass-through rate and will be entitled to distributions only to the extent set forth in the Agreement. In addition, any distribution of the proceeds of any remaining assets of the Trust will be made only upon presentment and surrender of this Certificate at the office or agency designated by the Trustee.

No transfer, sale, pledge or other disposition of a Certificate of this Class shall be made unless such disposition is exempt from the registration requirements of the 1933 Act, and any applicable state securities laws or is made in accordance with the 1933 Act and laws. In the event that a transfer is to be made in reliance upon an exemption from the Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Depositor in writing the facts surrounding the transfer. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Depositor an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Delaware Trustee, the Servicer or the Depositor; or there shall be delivered to the Trustee and the Depositor a transferor certificate by the transferor and an investment letter shall be executed by the transferee. The Holder hereof desiring to effect such transfer shall, and does hereby agree to, indemnify the Trustee, the Delaware Trustee and the Depositor against any liability that may

result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made.

Each Holder of this Certificate will be deemed to have agreed to be bound by the restrictions of the Agreement, including but not limited to the restrictions that (i) each person holding or acquiring any Ownership Interest in this Certificate must be a Permitted Transferee, (ii) no Ownership Interest in this Certificate may be transferred without delivery to the Trustee of (a) a transfer affidavit of the proposed transferee and (b) a transfer certificate of the transferor, each of such documents to be in the form described in the Agreement, (iii) each person holding or acquiring any Ownership Interest in this Certificate must agree to require a transfer affidavit and to deliver a transfer certificate to the Trustee as required pursuant to the Agreement, (iv) each person holding or acquiring an Ownership Interest in this Certificate must agree not to transfer an Ownership Interest in this Certificate if it has actual knowledge that the proposed transferee is not a Permitted Transferee and (v) any attempted or purported transfer of any Ownership Interest in this Certificate in violation of such restrictions will be absolutely null and void and will vest no rights in the purported transferee. Pursuant to the Agreement, the Trustee will provide the Internal Revenue Service and any pertinent persons with the information needed to compute the tax imposed under the applicable tax laws on transfers of residual interests to Disqualified Organizations, if any Disqualified Organization acquires an Ownership Interest on a Class R Certificate in violation of the restrictions mentioned above.

Reference is hereby made to the further provisions of this Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized officer of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: _____, 2007

                                        WAMU SERIES 2007-HE3 TRUST

                                        By: CITIBANK, N.A.
                                             not in its individual capacity, but solely as
                                             Trustee

                                        By: _____

This is one of the Class [R/R-CX/R-
PX] Certificates referenced in the
within-mentioned Agreement

By: _____
     Authorized Signatory of
     Citibank, N.A.,
     as Trustee

EXHIBIT A-6

[FORM OF REVERSE OF CERTIFICATE]

Reverse of Class [__] Certificates

WaMu Asset-Backed Certificates
WaMu Series 2007-HE3 Trust

This Certificate is one of a duly authorized issue of Certificates designated as WaMu Asset-Backed Certificates, WaMu Series 2007-HE3 Trust (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that neither the Trustee nor the Delaware Trustee is liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee and the Delaware Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the Delaware Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Servicer, the Trustee, the Delaware Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such

consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Servicer, the Trustee, the Delaware Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Servicer, the Trustee, the Delaware Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Servicer, the Trustee, the Delaware Trustee, the NIMS Insurer, if any, or any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans and REO Properties is equal to or less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero and (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust.

[to be used only in the case of the Class R Certificates:] [By acceptance of this Certificate, the Holders of this Certificate direct the Trustee to pay any amounts due to the Holders of this Certificate on the first Distribution Date to the Holders of the Class C Certificates.]

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

_____

_____
(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated: _____

_____
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____
_____
for the account of _____,
account number _____,
or, if mailed by check, to _____
_____.
Applicable statements should be mailed to _____
_____.

This information is provided by _____,
the assignee named above, or _____,
as its agent.

EXHIBIT B

FORM OF SWAP AGREEMENT

See closing book or exhibit to Form 8-K filed with the SEC under
WaMu Series 2007-HE3 Trust

EXHIBIT C

FORM OF MORTGAGE LOAN PURCHASE AGREEMENT

See closing book or exhibit to Form 8-K filed with the SEC under
WaMu Series 2007-HE3 Trust

EXHIBIT D

MORTGAGE LOAN SCHEDULE

Copies of the Mortgage Loan Schedule (which has been intentionally omitted from this filing) may be obtained from WaMu Asset Acceptance Corp. by contacting:

James Mark
WaMu Asset Acceptance Corp.
1301 Second Avenue WMC 1505
Seattle, Washington 98101
Telephone:(206) 302-4186
Facsimile: (206) 302-4498

EXHIBIT E-1

REQUEST FOR RELEASE
(for Trustee /Custodian)

Loan Information

      Name of Mortgagor: _____

      Servicer
      Loan No.:   _____

Trustee /Custodian

      Name: _____

      Address: _____

      Trustee/
      Custodian
      Mortgage File No.:   _____

Depositor

      Name: WAMU ASSET ACCEPTANCE CORP.

      Address: _____

      Certificates: WaMu Asset-Backed Certificates, WaMu Series 2007-HE3

                       Trust.

The undersigned Servicer hereby acknowledges that it has received from _____, as Trustee for WaMu Series 2007-HE3 Trust, the documents referred to below (the "Documents"). All capitalized terms not otherwise defined in this Request for Release shall have the meanings given them in the Pooling and Servicing Agreement, dated as of May 1, 2007, among the Trustee, the Delaware Trustee, the Depositor and the Servicer (the "Pooling and Servicing Agreement").

(a)　　Promissory Note dated [_____, 20__], in the original principal sum of $[_____], made by _____, payable to, or endorsed to the order of, the Trustee.

(b)　　Mortgage recorded on _____ as instrument no. _____ in the County Recorder's Office of the County of _____, State of _____ in book/reel/docket _____ of official records at page/image _____.

(c)　　Deed of Trust recorded on _____ as instrument no. _____ in the County Recorder's Office of the County of _____, State of _____ in book/reel/docket _____ of official records at page/image _____.

(d)　　Assignment of Mortgage or Deed of Trust to the Trustee, recorded on _____ as instrument no. _____ in the County Recorder's Office of the County of _____, State of _____ in book/reel/docket _____ of official records at page/image _____.

(e)　　Other documents, including any amendments, assignments or other assumptions of the Mortgage Note or Mortgage.

(f)　　_____

(g)　　_____

(h)　　_____

(i)　　_____

The undersigned Servicer hereby acknowledges and agrees as follows:

(1)　　The Servicer shall hold and retain possession of the Documents in trust for the benefit of the Trust, solely for the purposes provided in the Agreement.

(2)　　The Servicer shall not cause or permit the Documents to become subject to, or encumbered by, any claim, liens, security interest, charges, writs of attachment or other impositions nor shall the Servicer assert or seek to assert any claims or rights of setoff to or against the Documents or any proceeds thereof.

(3)   The Servicer shall return each and every Document previously requested from the Mortgage File to the Trustee when the need therefor no longer exists, unless the Mortgage Loan relating to the Documents has been liquidated and the proceeds thereof have been remitted to the Collection Account and except as expressly provided in the Agreement.

(4)   The Documents and any proceeds thereof, including any proceeds of proceeds, coming into the possession or control of the Servicer shall at all times be ear-marked for the account of the Trust, and the Servicer shall keep the Documents and any proceeds separate and distinct from all other property in the Servicer's possession, custody or control.

Dated: _____

WASHINGTON MUTUAL BANK

By: _____
Name:
Title:

EXHIBIT E-2

REQUEST FOR RELEASE
(Certificate – Mortgage Loan Paid in Full)

OFFICERS' CERTIFICATE AND TRUST RECEIPT
WAMU ASSET-BACKED CERTIFICATES
WAMU SERIES 2007-HE3 TRUST

_____ HEREBY CERTIFIES THAT HE/SHE IS AN OFFICER OF THE SERVICER, HOLDING THE OFFICE SET FORTH BENEATH HIS/HER SIGNATURE, AND HEREBY FURTHER CERTIFIES AS FOLLOWS:

WITH RESPECT TO THE MORTGAGE LOANS, AS THE TERM IS DEFINED IN THE POOLING AND SERVICING AGREEMENT DESCRIBED IN THE ATTACHED SCHEDULE:

ALL PAYMENTS OF PRINCIPAL, PREMIUM (IF ANY), AND INTEREST HAVE BEEN MADE.

LOAN NUMBER: _____ BORROWER'S NAME: _____

COUNTY: _____

WE HEREBY CERTIFY THAT ALL AMOUNTS RECEIVED IN CONNECTION WITH SUCH PAYMENTS, WHICH ARE REQUIRED TO BE DEPOSITED IN THE COLLECTION ACCOUNT PURSUANT TO SECTION 3.10 OF THE POOLING AND SERVICING AGREEMENT, HAVE BEEN OR WILL BE CREDITED.

DATED: _____

_____
/ / VICE PRESIDENT

/ / ASSISTANT VICE PRESIDENT

EXHIBIT E-3

FORM OF MORTGAGE LOAN ASSIGNMENT AGREEMENT

This MORTGAGE LOAN ASSIGNMENT AGREEMENT (this "Agreement"), dated as of _____, 200___, is by and between _____, a _____, as purchaser (the "Company"), and WAMU SERIES 2007-HE3 TRUST, by Citibank, N.A., not in its individual capacity, but solely as trustee, except with respect to Article 3, as seller (the "Trust").

In consideration of the mutual covenants made herein and for other good and valuable consideration the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1. DEFINITIONS

Capitalized terms used but not defined herein shall have the meanings assigned to them in the Pooling and Servicing Agreement dated as of May 1, 2007 (the "Pooling and Servicing Agreement") by and among Washington Mutual Bank, as servicer (the "Servicer") and as seller, WaMu Asset Acceptance Corp., as depositor, Citibank, N.A. (the "Trustee"), as Trustee and Christiana Bank & Trust Company (the "Delaware Trustee"), as Delaware Trustee.

ARTICLE 2. SALE AND CONVEYANCE OF MORTGAGE LOAN; POSSESSION OF FILES; PAYMENT OF PURCHASE PRICE; DELIVERY OF MORTGAGE LOAN DOCUMENTS; RECORDATION OF ASSIGNMENTS OF MORTGAGE

Section 2.1   Sale and Conveyance of Mortgage Loans; Possession of Files

(a)   Pursuant to Section 2.03 of the Pooling and Servicing Agreement and Section 6._____ of the Mortgage Loan Purchase Agreement, subject to the provisions of the Pooling and Servicing Agreement and after the deposit of the Purchase Price in the Collection Account and the Trustee's receipt of a written certification from the Servicer of such deposit (the "Certification"), the Trust hereby sells, transfers, assigns, sets over, and conveys to the Company, without recourse, or, except as set forth in Article 3, representations or warranties, all the right, title, and interest of the Trust in and to the mortgage loan identified on Schedule I attached hereto (the "Mortgage Loan").

(b)   In accordance with Section 3.17 of the Pooling and Servicing Agreement, the Trustee, on behalf of the Trust, will deliver to the Company, or to such third party as the Company may direct, the documents comprising the Mortgage File with respect to the Mortgage Loan upon the Trustee's receipt of the Certification. Upon payment for the Mortgage Loan pursuant to Section 2.1(c) below, the beneficial ownership of the Mortgage Note, the Mortgage, and each of the other documents comprising the Mortgage File with respect to the Mortgage Loan is and shall be vested in the Company, and the ownership of all records and documents with respect to the Mortgage Loan prepared by or which come into the possession of the Trustee or the Trust or any agent or designee thereof shall immediately vest in the Company and shall be delivered to the Company or as the Company may otherwise direct.

(c)   In full consideration for the sale of the Mortgage Loan pursuant to Section 2.1(a) hereof, and upon the terms and conditions of this Agreement, the Company hereby purchases the Mortgage Loan.

(d)   Subject to the fulfillment of any other conditions to such [purchase/repurchase] under the Pooling and Servicing Agreement and following the deposit of the Purchase Price in the Collection Account and the Trustee's receipt of the Certification, the Company shall own and be entitled to receive with respect to the Mortgage Loan all Monthly Payments and all other recoveries of principal and interest. All such amounts that are collected after the date of the deposit of the Purchase Price and the Trustee's receipt of the Certification shall be held and remitted by the Servicer to the Company in accordance with the terms of this Agreement.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF THE TRUST CONCERNING THE MORTGAGE LOAN

The Trustee hereby represents and warrants to, and agrees with the Company that, as to the Mortgage Loan and as of the date first written above:

The Trustee, to the actual knowledge of a Responsible Officer of the Trustee, has not taken any action with respect to the Mortgage Loans, other than at the direction of the Company, its attorneys and subservicers or WaMu Asset Acceptance Corp., which would result in the imposition of any lien on, security interest in, or other encumbrance of, the real property securing the Mortgage Loan, other than permitted pursuant to the Pooling and Servicing Agreement, and other than such action as might be required to preserve and maintain the Mortgage.

ARTICLE 4. MISCELLANEOUS PROVISIONS

Section 4.1   Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York (including Section 5-1401 of the New York General Obligations Law) and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws without giving effect to conflict of laws principles other than Section 5-1401 of the New York General Obligations Law.

Section 4.2   Severability of Provisions

If any one or more of the covenants, agreements, provisions, or terms of this Agreement shall be held invalid for any reason whatsoever, then such covenants, agreements, provisions, or terms shall be deemed severable from the remaining covenants, agreements, provisions, or terms of this Agreement and shall in no way affect the validity or enforceability of the other covenants, agreements, provisions, or terms of this Agreement or the rights of the parties hereunder.

Section 4.3   Schedules

The schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.

Section 4.4   Counterparts; Successors and Assigns

This Agreement may be executed in one or more counterparts, and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed to be an original; such counterparts, together, shall constitute one and the same agreement. This Agreement shall inure to the benefit of and be binding upon the Company and the Trust.

Section 4.5   Effect of Headings

The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

Section 4.6   Survival

The representations, warranties, covenants and agreements of the parties provided in this Agreement and the parties' obligations hereunder shall survive the execution, delivery and termination of this Agreement.

Section 4.7   Costs

The Company shall pay all costs, fees and expenses incurred in connection with the transfer and delivery of the Mortgage Loan purchased by the Company under this Agreement.

Section 4.8   Limitation on Liability of the Trustee

It is expressly understood and agreed by the parties hereto that, except with respect to Article 3, (i) this Agreement is executed and delivered by the Trustee not individually or personally but solely as trustee of the Trust, in the exercise of the powers and authority conferred and vested in it under the Pooling and Servicing Agreement, (ii) each of the representations, undertakings and agreements herein made on the part of the Trust is made and intended not as personal representations, undertakings and agreements by the Trustee but is made and intended for the purpose of binding only the Trust, (iii) nothing herein contained shall be construed as creating any liability on the part of the Trustee, individually or personally, to perform any covenant either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties hereto and by any Person claiming by, through or under the parties hereto and (iv) under no circumstances shall the Trustee be personally liable for the payment of any indebtedness or expenses of the Trust or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Trust under this Agreement or any other related documents as to all of which recourse shall be had solely to the assets of the Trust in accordance with the terms of the Pooling and Servicing Agreement.

[Signature page follows]

TO WITNESS THIS, the Company and the Trust have caused their names to be signed to this Mortgage Loan Assignment Agreement by their duly authorized respective officers as of the day and year first above written.

WAMU SERIES 2007-HE3 TRUST,
by Citibank, N.A., except with respect to Article 3, not in its individual capacity, but solely as Trustee

By: _____
    Name: _____
    Title: _____

[_____]

By: _____
    Name: _____
    Title: _____

STATE OF _____)
) ss.
COUNTY OF _____)

         This instrument was acknowledged before me on _____, 200___, by
_____ as _____ of Washington Mutual Bank.

                                  _____

                                  Print Name: _____

                                  NOTARY PUBLIC in and for the State of
                                  _____, residing at _____
                                  My commission expires _____

STATE OF _____)
) ss.
COUNTY OF _____)

      This instrument was acknowledged before me on _____, 200___, by _____ as _____ of Citibank, N.A., as Trustee for WaMu Series 2007-HE3 Trust and not in its individual capacity.

                          _____

                          Print Name: _____

                          NOTARY PUBLIC in and for the State of _____, residing at _____
My commission expires _____

SCHEDULE I

MORTGAGE LOAN SCHEDULE

EXHIBIT F-1

FORM OF [TRUSTEE'S] [CUSTODIAN'S] INITIAL CERTIFICATION

[Date]

WaMu Asset Acceptance Corp.   Washington Mutual Bank
1301 Second Avenue, WMC 1501   1301 Second Avenue, WMC 1401
Seattle, WA 98101   Seattle, WA 98101

Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

     Re: [Pooling and Servicing Agreement (the "Pooling and Servicing Agreement"), dated as of May 1, 2007 among WaMu Asset Acceptance Corp., Washington Mutual Bank, Citibank, N.A. and Christiana Bank & Trust Company, WaMu Asset-Backed Certificates, WaMu Series 2007-HE3 Trust][Custodial Agreement, dated as of May 10, 2007, between Citibank, N.A., as Trustee and Deutsche Bank National Trust Company, as Custodian]

Ladies and Gentlemen:

  Pursuant to [Section 2.02 of the Pooling and Servicing Agreement][Section 2 of the Custodial Agreement], the undersigned, as [Trustee][Custodian], hereby acknowledges receipt of each Mortgage File and certifies that, as to each Mortgage Loan listed in the Mortgage Loan Schedule (other than any Mortgage Loan paid in full or any Mortgage Loan specifically identified in the exception report annexed hereto as not being covered by this certification), (i) all documents constituting part of such Mortgage File (other than such documents described in Section 2.01(e) of the Pooling and Servicing Agreement) required to be delivered to it pursuant to the Pooling and Servicing Agreement are in its possession, (ii) such documents have been reviewed by it and are not mutilated, torn or defaced unless initialed by the related borrower and relate to such Mortgage Loan and (iii) based on its examination and only as to the foregoing, the information set forth in the Mortgage Loan Schedule that corresponds to items (i), (ii), (ix), (xii), (xiv) (to the extent of the Gross Margin, Maximum Mortgage Rate and the Minimum Mortgage Rate) and (xvi) of the definition of "Mortgage Loan Schedule" of the Pooling and Servicing Agreement accurately reflects information set forth in the Mortgage File.

  The [Trustee][Custodian] has made no independent examination of any documents contained in each Mortgage File beyond the review specifically required in the above-referenced Pooling and Servicing Agreement. The [Trustee][Custodian] makes no representations as to: (i)

the validity, legality, sufficiency, enforceability due authorization, recordability or genuineness of any of the documents contained in the [Mortgage/Custodial] File of any of the Mortgage Loans identified on the Mortgage Loan Schedule, or (ii) the collectability, insurability, effectiveness, perfection or priority, including the authority or capacity of any Person to execute or issue any documents in the Custodial File or suitability of any such Mortgage Loan.

Capitalized terms used herein without definition shall have the meaning given to them in the Pooling and Servicing Agreement.

[CITIBANK, N.A., as Trustee]

[DEUTSCHE BANK NATIONAL TRUST COMPANY, as Custodian]

By: _____
　　　Name: _____
　　　Title: _____

EXHIBIT F-2

FORM OF [TRUSTEE'S] [CUSTODIAN'S] FINAL CERTIFICATION

[Date]

WaMu Asset Acceptance Corp.
1301 Second Avenue, WMC 1501
Seattle, WA 98101

Washington Mutual Bank
1301 Second Avenue, WMC 1401
Seattle, WA 98101

Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> Re: [Pooling and Servicing Agreement (the "Pooling and Servicing Agreement"), dated as of May 1, 2007 among WaMu Asset Acceptance Corp., Washington Mutual Bank, Citibank, N.A. and Christiana Bank & Trust Company, WaMu Asset-Backed Certificates, WaMu Series 2007-HE3 Trust][Custodial Agreement, dated as of May 10, 2007, between Citibank, N.A., as Trustee and Deutsche Bank National Trust Company, as Custodian]

Ladies and Gentlemen:

In accordance with [Section 2.02 of the Pooling and Servicing Agreement][Section 2 of the Custodial Agreement], the undersigned, as [Trustee][Custodian], hereby certifies that as to each Mortgage Loan listed in the Mortgage Loan Schedule (other than any Mortgage Loan paid in full or listed on the attachment hereto), it has received:

(a) the original Mortgage Note, endorsed in blank or in the following form: "Pay to the order of Citibank, N.A., as Trustee under the applicable agreement, without recourse," with all prior and intervening endorsements showing a complete chain of endorsement from the originator to the Person so endorsing to the Trustee or (in the case of not more than 1.00% of the Mortgage Loans, by aggregate principal balance as of the Cut-off Date) a copy of such original Mortgage Note with an accompanying Lost Note Affidavit executed by the Seller;

(b) the original Mortgage, noting the presence of the MIN of the Mortgage Loan and language indicating that the Mortgage Loan is a MOM Loan if the Mortgage Loan is a MOM loan, with evidence of recording thereon, and a copy, certified by the appropriate recording office, of the recorded power of attorney, if the Mortgage was executed pursuant to a power of attorney, with evidence of recording thereon;

(c) unless the Mortgage Loan is registered on the MERS® System, an original Assignment in blank;

(d) the original recorded Assignment or Assignments showing a complete chain of assignment from the Originator to the Person assigning the Mortgage to the Trustee or in blank (or to MERS, if the Mortgage Loan is registered on the MERS® System and noting the presence of the MIN) as contemplated by the immediately preceding clause (iii);

(e) the original or copies of each assumption, modification, written assurance or substitution agreement, if any; and

(f) as an original, photocopy or in electronic form, the lender's title insurance policy, together with all endorsements or riders issued with or subsequent to the issuance of such policy, insuring the priority of the Mortgage as a first or second lien on the Mortgaged Property represented therein as a fee interest vested in the Mortgagor, or in the event such title policy is unavailable, a written commitment or uniform binder or preliminary report of title issued by the title insurance or escrow company.

The [Trustee][Custodian] has made no independent examination of any documents contained in each Mortgage File beyond the review specifically required in the above-referenced Pooling and Servicing Agreement. The [Trustee][Custodian] makes no representations as to: (i) the validity, legality, sufficiency, enforceability due authorization, recordability or genuineness of any of the documents contained in the [Mortgage/Custodial] File of any of the Mortgage Loans identified on the Mortgage Loan Schedule, or (ii) the collectability, insurability, effectiveness, perfection or priority, including the authority or capacity of any Person to execute or issue any documents in the Custodial File or suitability of any such Mortgage Loan.

Capitalized terms used herein without definition shall have the meaning given to them in the Pooling and Servicing Agreement.

[CITIBANK, N.A., as Trustee]

[DEUTSCHE BANK NATIONAL TRUST
COMPANY, as Custodian]

By: _____
    Name: _____
    Title: _____

EXHIBIT G

FORM OF RESIDUAL NIM HOLDER CERTIFICATE

Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> Re: Pooling and Servicing Agreement (the "Agreement"), dated as of May 1, 2007
> among WaMu Asset Acceptance Corp., Washington Mutual Bank, Citibank, N.A.
> and Christiana Bank & Trust Company, WaMu Asset-Backed Certificates, WaMu
> Series 2007-HE3 Trust

Ladies and Gentlemen:

The undersigned hereby certifies that the undersigned is the Residual NIM Holder and
further certifies that the undersigned is not an Affiliate of Washington Mutual Bank, a federal
savings association. Capitalized terms used in this certificate without definition have the
meaning given to them in the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of
_____, 200__.

[_____]

By: _____
     Name: _____
     Title: _____

EXHIBIT H

FORM OF LOST NOTE AFFIDAVIT

Personally appeared before me the undersigned authority to administer oaths, _____, who first being duly sworn deposes and says: Deponent is _____ of _____, successor by merger to _____ ("Seller") and who has personal knowledge of the facts set out in this affidavit.

On _____, _____did execute and deliver a promissory note in the principal amount of $[_____].

That said note has been misplaced or lost through causes unknown and is presently lost and unavailable after diligent search has been made. Seller's records show that an amount of principal and interest on said note is still presently outstanding, due, and unpaid, and Seller is still owner and holder in due course of said lost note.

Seller executes this Affidavit for the purpose of inducing Citibank, N.A., as Trustee on behalf of WaMu Series 2007-HE3 Trust, to accept the transfer of the above described loan from Seller.

Seller agrees to indemnify Citibank, N.A., Christiana Bank & Trust Company, WaMu Asset Acceptance Corp. and Washington Mutual Bank harmless for any losses incurred by such parties resulting from the above described promissory note has been lost or misplaced.

By: _____

_____

STATE OF   )
)   SS:
COUNTY OF   )

On this _____ day of _____, 20_, before me, a Notary Public, in and for said County and State, appeared _____, who acknowledged the extension of the foregoing and who, having been duly sworn, states that any representations therein contained are true.

Witness my hand and Notarial Seal this _____ day of _____, 20__.

_____

_____

My commission expires _____

_____.

EXHIBIT I

FORM OF ERISA REPRESENTATION

[DATE]

WaMu Asset Acceptance Corp.
1301 Second Avenue, WMC 3501A
Seattle, WA 98101

Washington Mutual Bank
1301 Second Avenue, WMC 1401
Seattle, WA 98101

Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

     Re: WaMu Asset-Backed Certificates,
       WaMu Series 2007-HE3 Trust

Ladies and Gentlemen:

     _____ (the "Transferee") intends to acquire from _____ (the "Transferor") $[_____] Initial Certificate Principal Balance of the Class [____] Certificate of WaMu Asset-Backed Certificates, WaMu Series 2007-HE3 Trust (the "Certificates"), issued pursuant to a Pooling and Servicing Agreement dated as of May 1, 2007 (the "Agreement") among WaMu Asset Acceptance Corp., as depositor (the "Depositor"), Washington Mutual Bank, as servicer (the "Servicer"), Citibank, N.A., as Trustee (the "Trustee") and Christiana Bank & Trust Company, as Delaware Trustee (the "Delaware Trustee"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned thereto in the Pooling and Servicing Agreement. The Transferee hereby certifies, represents and warrants to, and covenants with the Depositor, the Trustee and the Servicer that the following statements in either (1) or (2) are accurate:

    _____ (1) The Certificates (A) are not being acquired by, and will not be transferred to, any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other retirement arrangement, including individual retirement accounts and annuities, Keogh plans and bank collective investment funds and insurance company general or separate accounts in which such plans, accounts or arrangements are invested, that is subject to Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986 (the "Code") (any of the foregoing, a "Plan"), (B) are not being acquired with "plan assets" of a Plan within the meaning of the Department of Labor ("DOL") regulation, 29 C.F.R. § 2510.3-101, and

(C) will not be transferred to any entity that is deemed to be investing in plan assets within the meaning of the DOL regulation at 29 C.F.R. § 2510.3-101; or

_____ (2)   (A) In the case of the Class C Certificates and the Class P Certificates, the Transferee will provide an Opinion of Counsel to the Depositor, the Trustee and the Servicer which establishes to the satisfaction of the Depositor, the Trustee and the Servicer that the purchase of such Certificates is permissible under applicable law, will not constitute or result in any prohibited transaction under ERISA or Section 4975 of the Code and will not subject the Depositor, the Trustee, the Servicer, or the Trust Fund to any obligation or liability (including obligations or liabilities under ERISA or Section 4975 of the Code) in addition to those undertaken in this Agreement; and

(B)   In the case of the Class A Certificates and the Mezzanine Certificates, for so long as the Supplemental Interest Trust and the Final Reserve Maturity Trust are in existence, such Transferee is an accredited investor within the meaning of Prohibited Transaction Exemption 2007-05, as amended from time to time (the "Exemption") and the acquisition and holding of such Certificate are eligible for the exemptive relief available under Prohibited Transaction Class Exemption ("PTCE") 84-14, PTCE 91-38, PTCE 90-1, PTCE 95-60 or PTCE 96-23; and

(C)   In the case of the Mezzanine Certificates subsequent to the termination of the Supplemental Interest Trust and the Final Maturity Reserve Trust, the Transferee has acquired and is holding such Certificate in reliance on the Exemption, and the Transferee understands that there are certain conditions to the availability of the Exemption, including that the Certificate must be rated, at the time of purchase, not lower than "BBB-" (or its equivalent) by S&P, Fitch, Moody's and Dominion Bond Rating Service Limited (known as DBRS Limited) or Dominion Bond Rating Service, Inc. (known as DBRS, Inc.) (each, an "Exemption Rating Agency"), and the Certificate is so rated or (i) the Transferee is an insurance company, (ii) the source of funds used to acquire or hold the Certificate or interest therein is an "insurance company general account," as such term is defined in PTCE 95-60, and (iii) the conditions in Sections I and III of PTCE 95-60 have been satisfied.

IN WITNESS WHEREOF, the Transferee executed this certificate.


[Transferee]

By: _____

Name: _____

Title: _____


EXHIBIT J

FORM OF INVESTMENT LETTER [NON-RULE 144A]

[DATE]

WaMu Asset Acceptance Corp.
1301 Second Avenue, WMC 1501
Seattle, WA 98101

Citibank, N.A.
Corporate Agency & Trust
111 Wall Street, 15th Floor
New York, NY 10005
Attn: Transfer Desk (WaMu 2007-HE3)

> Re: WaMu Asset-Backed Certificates,
>   WaMu Series 2007-HE3 Trust

Ladies and Gentlemen:

In connection with our acquisition of $[_____] Initial Certificate Principal Balance of the Class [__] Certificate of WaMu Asset-Backed Certificates, WaMu Series 2007-HE3 Trust (the "Certificates"), issued pursuant to a Pooling and Servicing Agreement dated as of May 1, 2007 (the "Agreement") among WaMu Asset Acceptance Corp., as depositor (the "Depositor"), Washington Mutual Bank, as servicer (the "Servicer") and as seller, Citibank, N.A., as trustee (the "Trustee") and Christiana Bank & Trust Company, as Delaware Trustee (the "Delaware Trustee"), we certify that (a) we understand that the Certificates are not being registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws and are being transferred to us in a transaction that is exempt from the registration requirements of the Act and any such laws, (b) we are an "accredited investor," as defined in Regulation D under the Act, and have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of investments in the Certificates, (c) we have had the opportunity to ask questions of and receive answers from the Depositor concerning the purchase of the Certificates and all matters relating thereto or any additional information deemed necessary to our decision to purchase the Certificates, (d) we are not an employee benefit plan that is subject to the Employee Retirement Income Security Act of 1974, as amended, or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, nor are we acting on behalf of any such plan, (e) we are acquiring the Certificates for investment for our own account and not with a view to any distribution of such Certificates (but without prejudice to our right at all times to sell or otherwise dispose of the Certificates in accordance with clause (g) below), (f) we have not offered or sold any Certificates to, or solicited offers to buy any Certificates from, any person, or otherwise approached or negotiated with any person with respect thereto, or taken any other action which would result in a violation of Section 5 of the

Act, and (g) we will not sell, transfer or otherwise dispose of any Certificates unless (1) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Act or is exempt from such registration requirements, and if requested, we will at our expense provide an opinion of counsel satisfactory to the addressees of this certificate that such sale, transfer or other disposition may be made pursuant to an exemption from the Act, (2) the purchaser or transferee of such Certificate has executed and delivered to you a certificate to substantially the same effect as this certificate, and (3) the purchaser or transferee has otherwise complied with any conditions for transfer set forth in the Agreement.

Very truly yours,

[NAME OF TRANSFEREE]

By: _____
                    Authorized Officer

FORM OF RULE 144A INVESTMENT LETTER

[DATE]

WaMu Asset Acceptance Corp.
1301 Second Avenue, WMC 1501
Seattle, WA 98101

Citibank, N.A.
Corporate Agency & Trust
111 Wall Street, 15th Floor
New York, NY 10005
Attn: Transfer Desk (WaMu 2007-HE3)

               Re: WaMu Asset-Backed Certificates,
                        WaMu Series 2007-HE3 Trust

Ladies and Gentlemen:

In connection with our acquisition of $[_____] Initial Certificate Principal Balance of the Class [__] Certificate of WaMu Asset-Backed Certificates, WaMu Series 2007-HE3 Trust (the "Certificates"), issued pursuant to a Pooling and Servicing Agreement dated as of May 1, 2007 (the "Agreement") among WaMu Asset Acceptance Corp., as depositor (the "Depositor"), Washington Mutual Bank, as servicer (the "Servicer") and as seller, Citibank, N.A., as trustee (the "Trustee") and Christiana Bank & Trust Company, as Delaware Trustee (the "Delaware Trustee"), we certify that (a) we understand that the Certificates are not being registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws and are being transferred to us in a transaction that is exempt from the registration requirements of the Act and any such laws, (b) we have had the opportunity to ask questions of and receive answers from the Depositor concerning the purchase of the Certificates and all matters relating thereto or any additional information deemed necessary to our decision to purchase the Certificates, (c) we are not an employee benefit plan that is subject to the Employee Retirement Income Security Act of 1974, as amended, or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, nor are we acting on behalf of any such plan, (d) we have not, nor has anyone acting on our behalf offered, transferred, pledged, sold or otherwise disposed of the Certificates, any interest in the Certificates or any other similar security to, or solicited any offer to buy or accept a transfer, pledge or other disposition of the Certificates, any interest in the Certificates or any other similar security from, or otherwise approached or negotiated with respect to the Certificates, any interest in the Certificates or any other similar security with, any person in any manner, or made any general solicitation by means of general advertising or in any other manner, or taken any other action, that would constitute a distribution of the Certificates under the Securities Act or that would render the disposition of the Certificates a violation of Section 5 of the Securities Act or require registration pursuant thereto, nor will act, nor has authorized or will authorize any person to act, in such manner with respect to the Certificates, (e) we are a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities

Act and have completed either of the forms of certification to that effect attached hereto as Annex 1 or Annex 2. We are aware that the sale to us is being made in reliance on Rule 144A. We are acquiring the Certificates for our own account or for resale pursuant to Rule 144A and further, understand that such Certificates may be resold, pledged or transferred only (i) to a person reasonably believed to be a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A, or (ii) pursuant to another exemption from registration under the Securities Act.

Very truly yours,

[NAME OF TRANSFEREE]

By: _____
                    Authorized Officer

ANNEX 1 TO EXHIBIT J-2

QUALIFIED INSTITUTIONAL BUYER STATUS UNDER SEC RULE 144A

[For Transferees Other Than Registered Investment Companies]

The undersigned (the "Buyer") hereby certifies as follows to the parties listed in the Rule 144A Transferee Certificate to which this certification relates with respect to the Certificates described therein:

1.   As indicated below, the undersigned is the chief financial officer, a person fulfilling an equivalent function, or other executive officer of the Buyer.

2.   In connection with purchases by the Buyer, the Buyer is a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") because (i) the Buyer owned and/or invested on a discretionary basis at least $100,000,000 in securities (except for the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A) and (ii) the Buyer satisfies the criteria in the category marked below.

_____ Corporation, etc. The Buyer is a corporation (other than a bank, savings and loan association or similar institution), Massachusetts or similar business trust, partnership, or any organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

_____ Bank. The Buyer (a) is a national bank or a banking institution organized under the laws of any State, U.S. territory or the District of Columbia, the business of which is substantially confined to banking and is supervised by the State or territorial banking commission or similar official or is a foreign bank or equivalent institution, and (b) has an audited net worth of at least $25,000,000 as demonstrated in its latest annual financial statements, a copy of which is attached hereto, as of a date not more than 16 months preceding the date of sale of the Certificates in the case of a U.S. bank or a banking institution organized under the laws of any State, U.S. territory or the District of Columbia, and not more than 18 months preceding such date of sale for a foreign bank or equivalent institution.

_____ Savings and Loan. The Buyer (a) is a savings and loan association, building and loan association, cooperative bank, homestead association or similar institution, which is supervised and examined by a State or Federal authority having supervision over any such institutions or is a foreign savings and loan association or equivalent institution and (b) has an audited net worth of at least $25,000,000 as demonstrated in its latest annual financial statements, a copy of which is attached hereto, as of a date not more than 16 months preceding the date of sale of the Certificates in the case of a U.S. savings and loan association, building and loan association, cooperative bank, homestead association or similar institution, and not more than 18 months preceding such date of sale for a foreign savings and loan association, or equivalent institution.

_____ Broker-dealer. The Buyer is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

_____ Insurance Company. The Buyer is an insurance company whose primary and predominant business activity is the writing of insurance or the reinsuring of risks underwritten by insurance companies and which is subject to supervision by the insurance commissioner or a similar official or agency of a State, U.S. territory or the District of Columbia.

_____ State or Local Plan. The Buyer is a plan established and maintained by a State, its political subdivisions, or any agency or instrumentality of the State or its political subdivisions, for the benefit of its employees.

_____ ERISA Plan. The Buyer is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974.

_____ Investment Advisor. The Buyer is an investment advisor registered under the Investment Advisers Act of 1940.

_____ Other. (Please supply a brief description of the entity and a cross-reference to the paragraph and subparagraph under subsection (a)(1) of Rule 144A pursuant to which it qualifies. Note that registered investment companies should complete Annex 2 rather than this Annex 1.)

3. The term "securities" as used herein does not include (i) securities of issuers that are affiliated with the Buyer, (ii) if the Buyer is a dealer, securities that are part of an unsold allotment to or subscription by the Buyer as a participant in a public offering, (iii) bank deposit notes and certificates of deposit, (iv) loan participations, (v) repurchase agreements, (vi) securities owned but subject to a repurchase agreement and (vii) currency, interest rate and commodity swaps. For purposes of determining the aggregate amount of securities owned and/or invested on a discretionary basis by the Buyer, the Buyer did not include any of the securities referred to in this paragraph.

4. For purposes of determining the aggregate amount of securities owned and/or invested on a discretionary basis by the Buyer, the Buyer used the cost of such securities to the Buyer, except the Buyer reports its securities holdings in its financial statements on the basis of their market value, and no current information with respect to the cost of those securities has been published, in which case, the securities were valued at market. Further, in determining such aggregate amount, the Buyer may have included securities owned by subsidiaries of the Buyer, but only if such subsidiaries are consolidated with the Buyer in its financial statements prepared in accordance with generally accepted accounting principles and if the investments of such subsidiaries are managed under the Buyer's direction. However, such securities were not included if the Buyer is a majority-owned, consolidated subsidiary of another enterprise and the Buyer is not itself a reporting company under the Securities Exchange Act of 1934, as amended.

5. The Buyer acknowledges that it is familiar with Rule 144A and understands that the seller to it and other parties related to the Certificates are relying and will continue to rely on

the statements made herein because one or more sales to the Buyer may be in reliance on Rule 144A.

    <u>   </u>   <u>   </u>   Will the Buyer be purchasing the Certificates only for the
    Yes   No   Buyer's own account?

6.   If the answer to the foregoing question is "no", then in each case where the Buyer is purchasing for an account other than its own, such account belongs to a third party that is itself a "qualified institutional buyer" within the meaning of Rule 144A, and the "qualified institutional buyer" status of such third party has been established by the Buyer through one or more of the appropriate methods contemplated by Rule 144A.

7.   Until the date of purchase of the Rule 144A Securities, the Buyer will notify each of the parties to which this certification is made of any changes in the information and conclusions herein. Until such notice is given, the Buyer's purchase of the Certificates will constitute a reaffirmation of this certification as of the date of such purchase. In addition, if the Buyer is a bank or savings and loan as provided above, the Buyer agrees that it will furnish to such parties updated annual financial statements promptly after they become available.


_____

Print Name of Buyer


By: _____
Name: _____
Title: _____

Date: _____

ANNEX 2 TO EXHIBIT J-2

QUALIFIED INSTITUTIONAL BUYER STATUS UNDER SEC RULE 144A

[For Transferees That are Registered Investment Companies]

The undersigned (the "Buyer") hereby certifies as follows to the parties listed in the Rule 144A Transferee Certificate to which this certification relates with respect to the Certificates described therein:

1. As indicated below, the undersigned is the chief financial officer, a person fulfilling an equivalent function, or other executive officer of the entity purchasing the Certificates or, if the Buyer is a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") because Buyer is part of a Family of Investment Companies (as defined below), is an executive officer of the investment adviser (the "Adviser").

2. In connection with purchases by Buyer, the Buyer is a "qualified institutional buyer" as defined in SEC Rule 144A because (i) the Buyer is an investment company registered under the Investment Company Act of 1940, as amended and (ii) as marked below, the Buyer alone owned and/or invested on a discretionary basis, or the Buyer's Family of Investment Companies, owned at least $100,000,000 in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year. For purposes of determining the amount of securities owned by the Buyer or the Buyer's Family of Investment Companies, the cost of such securities was used, except where the Buyer or any member of the Buyer's Family of Investment Companies, as the case may be, reports its securities holdings in its financial statements on the basis of their market value, and no current information with respect to the cost of those securities has been published, in which case, the securities of such entity were valued at market.

_____ The Buyer owned and/or invested on a discretionary basis, $[____________] in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A).

_____ The Buyer is part of a Family of Investment Companies which owned in the aggregate $[____________] in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A).

3. The term "Family of Investment Companies" as used herein means two or more registered investment companies (or series thereof) that have the same investment adviser or investment advisers that are affiliated (by virtue of being majority owned subsidiaries of the same parent or because one investment adviser is a majority owned subsidiary of the other).

4. The term "securities" as used herein does not include (i) securities of issuers that are affiliated with the Buyer or are part of the Buyer's Family of Investment Companies, (ii)

bank deposit notes and certificates of deposit, (iii) loan participations, (iv) repurchase agreements, (v) securities owned but subject to a repurchase agreement and (vi) currency, interest rate and commodity swaps. For purposes of determining the aggregate amount of securities owned and/or invested on a discretionary basis by the Buyer, or owned by the Buyer's Family of Investment Companies, the securities referred to in this paragraph were excluded.

     5.   The Buyer is familiar with Rule 144A and understands that the parties listed in the Rule 144A Transferee Certificate to which this certification relates are relying and will continue to rely on the statements made herein because one or more sales to the Buyer will be in reliance on Rule 144A.

              ____   ____   Will the Buyer be purchasing the Certificates only for the
              Yes   No   Transferee's own account?

     6.   If the answer to the foregoing question is "no", then in each case where the Buyer is purchasing for an account other than its own, such account belongs to a third party that is itself a "qualified institutional buyer" within the meaning of Rule 144A, and the "qualified institutional buyer" status of such third party has been established by the Buyer through one or more of the appropriate methods contemplated by Rule 144A.

     7.   Until the date of purchase of the Certificates, the undersigned will notify the parties listed in the Rule 144A Transferee Certificate to which this certification relates of any changes in the information and conclusions herein. Until such notice is given, the Buyer's purchase of the Certificates will constitute a reaffirmation of this certification by the undersigned as of the date of such purchase.

                                        Print Name of Buyer or Adviser

By: _____

Name: _____

Title: _____

IF AN ADVISER:

                                               Print Name of Buyer

Date: _____

EXHIBIT K

FORM OF CLASS R CERTIFICATE, CLASS R-CX CERTIFICATE
AND CLASS R-PX CERTIFICATE TRANSFER AFFIDAVIT

TRANSFER AFFIDAVIT AND AGREEMENT

WAMU ASSET-BACKED CERTIFICATES,
WAMU SERIES 2007-HE3 TRUST

STATE OF _____)
) ss.:
COUNTY OF _____)

The undersigned, being first duly sworn, deposes and says as follows:

1.   The undersigned is an officer of _____, the proposed Transferee of an Ownership Interest in the Class [___] Certificate (the "Certificate") issued pursuant to the Pooling and Servicing Agreement, dated as of May 1, 2007 (the "Agreement"), relating to the above-referenced Certificates, among WaMu Asset Acceptance Corp., as depositor (the "Depositor"), Washington Mutual Bank, as servicer (the "Servicer") and as seller, Citibank, N.A., as Trustee (the "Trustee") and Christiana Bank & Trust Company, as Delaware Trustee (the "Delaware Trustee"). Capitalized terms used, but not defined herein shall have the meanings ascribed to such terms in the Agreement. The Transferee has authorized the undersigned to make this affidavit on behalf of the Transferee.

2.   The Transferee is, as of the date hereof and will be, as of the date of the Transfer, a Permitted Transferee. The Transferee is acquiring its Ownership Interest in the Certificate either (i) for its own account or (ii) as nominee, trustee or agent for another Person and has attached hereto an affidavit from such Person in substantially the same form as this affidavit. The Transferee has no knowledge that any such affidavit is false.

3.   The Transferee has been advised and understands that (i) a tax will be imposed on Transfers of the Certificate to Persons that are not Permitted Transferees; (ii) such tax will be imposed on the transferor, or, if such Transfer is through an agent (which includes a broker, nominee or middleman) of a Person that is not a Permitted Transferee, on the agent; and (iii) the Person otherwise liable for the tax shall be relieved of liability for the tax if the subsequent Transferee furnished to such Person an affidavit that such subsequent Transferee is a Permitted Transferee and, at the time of Transfer, such Person does not have actual knowledge that the affidavit is false.

4.   The Transferee has been advised and understands that a tax will be imposed on a "pass-through entity" holding the Certificate if at any time during the taxable year of the pass-through entity a Person that is not a Permitted Transferee is the record holder of an interest in such entity. The Transferee understands that such tax will not be imposed for any period with respect to which the record holder furnishes to the pass-through entity an affidavit that such record holder is a Permitted Transferee and the pass-through entity does not have actual knowledge that such affidavit is false. (For this purpose, a "pass-through entity" includes a

regulated investment company, a real estate investment trust or common trust fund, a partnership, trust or estate, and certain cooperatives and, except as may be provided in Treasury Regulations, persons holding interests in pass-through entities as a nominee for another Person.)

5.   The Transferee has reviewed the provisions of Section 5.02(d) of the Agreement and understands the legal consequences of the acquisition of an Ownership Interest in the Certificate including, without limitation, the restrictions on subsequent Transfers and the provisions regarding voiding the Transfer and mandatory sales. The Transferee expressly agrees to be bound by and to abide by the provisions of Section 5.02(d) of the Agreement and the restrictions noted on the face of the Certificate. The Transferee understands and agrees that any breach of any of the representations included herein shall render the Transfer to the Transferee contemplated hereby null and void.

6.   The Transferee agrees to require a Transfer Affidavit from any Person to whom the Transferee attempts to Transfer its Ownership Interest in the Certificate, and in connection with any Transfer by a Person for whom the Transferee is acting as nominee, trustee or agent, and the Transferee will not Transfer its Ownership Interest or cause any Ownership Interest to be Transferred to any Person that the Transferee knows is not a Permitted Transferee. In connection with any such Transfer by the Transferee, the Transferee agrees to deliver to the Trustee a certificate substantially in the form set forth as Exhibit L to the Agreement (a "Transferor Certificate") to the effect that such Transferee has no actual knowledge that the Person to which the Transfer is to be made is not a Permitted Transferee.

7.   The Transferee does not have the intention to impede the assessment or collection of any tax legally required to be paid with respect to the Certificate.

8.   The Transferee's taxpayer identification number is _____.

9.   The Transferee is a U.S. Person as defined in Code Section 7701(a)(30).

10.   The Transferee is aware that the Certificate may be "noneconomic residual interests" within the meaning of Treasury regulations promulgated pursuant to the Code and that the transferor of a noneconomic residual interest will remain liable for any taxes due with respect to the income on such residual interest, if a significant purpose of the transfer was to impede the assessment or collection of tax. The Transferee understands that, as the holder of a noneconomic residual interest, the Transferee may incur tax liabilities in excess of any cash flows generated by the Certificates. The Transferee intends to pay taxes associated with holding the Certificate as they become due.

11.   The Transferee is not an employee benefit plan that is subject to ERISA or a plan that is subject to Section 4975 of the Code, nor is it acting on behalf of such a plan.

IN WITNESS WHEREOF, the Transferee has caused this instrument to be executed on its behalf, pursuant to authority of its Board of Directors, by its Vice President, attested by its Secretary, this ___ day of [_____].

[TRANSFEREE NAME]

By: _____

Name: _____

Title: _____

[Corporate Seal]

ATTEST:

_____

Secretary

On [_____, 200_] before me, _____, personally appeared _____, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Signature _____

(Seal)

EXHIBIT L

FORM OF TRANSFEROR CERTIFICATE

[DATE]

WaMu Asset Acceptance Corp.
1301 Second Avenue, WMC 1501
Seattle, WA 98101

Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> Re: WaMu Asset-Backed Certificates,
> WaMu Series 2007-HE3 Trust

Ladies and Gentlemen:

In connection with our disposition of the Class [__] Certificates (the "Certificates"), issued pursuant to the Pooling and Servicing Agreement dated as of May 1, 2007 (the "Agreement") among WaMu Asset Acceptance Corp., as depositor (the "Depositor"), Washington Mutual Bank, as servicer (the "Servicer") and as seller, Citibank, N.A., as Trustee (the "Trustee") and Christiana Bank & Trust Company, as Delaware Trustee (the "Delaware Trustee") we certify that (a) we understand that the Certificates have not been registered under the Securities Act of 1933, as amended (the "Act"), and are being disposed by us in a transaction that is exempt from the registration requirements of the Act, (b) we have not offered or sold any Certificates to, or solicited offers to buy any Certificates from, any person, or otherwise approached or negotiated with any person with respect thereto, in a manner that would be deemed, or taken any other action which would result in, a violation of Section 5 of the Act, (c) to the extent we are disposing of the Class [__] Certificate, we have no knowledge that the Transferee is not a Permitted Transferee and (d) no purpose of the proposed disposition of the Class [__] Certificate is to impede the assessment or collection of tax.

Very truly yours,

TRANSFEROR

By: _____
Name: _____
Title: _____

EXHIBIT M

[RESERVED]

EXHIBIT N

CRITERIA TO BE ADDRESSED
IN ASSESSMENT OF COMPLIANCE

Key:
X - obligation

Where there are multiple checks for criteria the attesting party will identify in their management assertion that they are attesting only to the portion of the distribution chain they are responsible for in the related transaction agreements.

Reg AB Reference	Servicing Criteria	Servicer	Trustee	Custodian
General Servicing Considerations				
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	X		
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	X	X	
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the Pool Assets are maintained.			
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	X		
Cash Collection and Administration				
1122(d)(2)(i)	Payments on pool assets are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	X	X	
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	X	X	
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for	X		

Reg AB Reference	Servicing Criteria	Servicer	Trustee	Custodian
	such advances, are made, reviewed and approved as specified in the transaction agreements.			
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of over collateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.		**X**	
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.	**X**	**X**	
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	**X**		
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	**X**	**X**	
	Investor Remittances and Reporting			
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction		**X**	

Reg AB Reference	Servicing Criteria	Servicer	Trustee	Custodian
	agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the Trustee's records as to the total unpaid principal balance and number of Pool Assets serviced by the Servicer.			
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.		X	
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records, or such other number of days specified in the transaction agreements.		X	
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.		X	
	Pool Asset Administration			
1122(d)(4)(i)	Collateral or security on pool assets is maintained as required by the transaction agreements or related pool asset documents.	X		X
1122(d)(4)(ii)	Pool assets and related documents are safeguarded as required by the transaction agreements	X		X
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	X	X	
1122(d)(4)(iv)	Payments on pool assets, including any payoffs, made in accordance with the related pool asset documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related pool asset documents.	X		
1122(d)(4)(v)	The Servicer's records regarding the pool assets agree with the Servicer's records with respect to an obligor's unpaid principal balance.	X		

Reg AB Reference	Servicing Criteria	Servicer	Trustee	Custodian
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's pool assets (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.	X		
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.	X		
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a pool asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent pool assets including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	X		
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for pool assets with variable rates are computed based on the related pool asset documents.	X		
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's pool asset documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable pool asset documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related pool assets, or such other number of days specified in the transaction agreements.	X		
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the	X		

Reg AB Reference	Servicing Criteria	Servicer	Trustee	Custodian
	appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.			
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the Servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.	X		
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.	X		
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	X		
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	X		

EXHIBIT O

FORM 10-D, FORM 8-K AND FORM 10-K
REPORTING RESPONSIBILITY

As to each item described below, the entity indicated as the Responsible Party shall be responsible for reporting the information to the Depositor pursuant to Section 4.08(a)(iv). If the Depositor is indicated below as to any item, then the Depositor is primarily responsible for obtaining that information.

Under Item 1 of Form 10-D: a) items marked "4.03 statement" are required to be included in the periodic Distribution Date statement under Section 4.03, provided by the Trustee based on information received from the Servicer; the Swap Provider or PMI Insurer and b) items marked "Form 10-D report" are required to be in the Form 10-D report but not the 4.03 statement, provided by the party indicated. Information under all other Items of Form 10-D is to be included in the Form 10-D report. Items indicated as "N/A" are not applicable to the transaction.

Form	Item	Description	Responsible Party
10-D	1	**Distribution and Pool Performance Information**	
		Item 1121 – Distribution and Pool Performance Information	
		(1) Any applicable record dates, accrual dates, determination dates for calculating distributions and actual distribution dates for the distribution period.	4.03 statement
		(2) Cash flows received and the sources thereof for distributions, fees and expenses.	4.03 statement
		(3) Calculated amounts and distribution of the flow of funds for the period itemized by type and priority of payment, including:	4.03 statement
		(i) Fees or expenses accrued and paid, with an identification of the general purpose of such fees and the party receiving such fees or expenses.	4.03 statement and the Depositor, as applicable
		(ii) Payments accrued or paid with respect to enhancement or other support identified in Item 1114 of Regulation AB (such as insurance premiums or other enhancement maintenance fees), with an identification of the general purpose of such payments and the party receiving such payments.	4.03 statement and the Depositor, as applicable
		(iii) Principal, interest and other distributions accrued and paid on the asset-backed securities by type and by class or series and any principal or interest shortfalls or carryovers.	4.03 statement
		(iv) The amount of excess cash flow or excess spread and the disposition of excess cash flow.	4.03 statement
		(4) Beginning and ending principal balances of the asset-backed securities.	4.03 statement

Form	Item	Description	Responsible Party
		(5) Interest rates applicable to the pool assets and the asset-backed securities, as applicable. Consider providing interest rate information for pool assets in appropriate distributional groups or incremental ranges.	4.03 statement
		(6) Beginning and ending balances of transaction accounts, such as reserve accounts, and material account activity during the period.	4.03 statement
		(7) Any amounts drawn on any credit enhancement or other support identified in Item 1114 of Regulation AB, as applicable, and the amount of coverage remaining under any such enhancement, if known and applicable.	4.03 statement
		(8) Number and amount of pool assets at the beginning and ending of each period, and updated pool composition information, such as weighted average coupon, weighted average life, weighted average remaining term, pool factors and prepayment amounts.	4.03 statement
		(9) Delinquency and loss information for the period. In addition, describe any material changes to the information specified in Item 1100(b)(5) of Regulation AB regarding the pool assets.	4.03 statement Form 10-D report: Depositor
		(10) Information on the amount, terms and general purpose of any advances made or reimbursed during the period, including the general use of funds advanced and the general source of funds for reimbursements.	4.03 statement
		(11) Any material modifications, extensions or waivers to pool asset terms, fees, penalties or payments during the distribution period or that have cumulatively become material over time.	4.03 statement (as to fees, penalties or payments received) and the Servicer, as applicable
		(12) Material breaches of pool asset representations or warranties or transaction covenants.	Depositor
		(13) Information on ratio, coverage or other tests used for determining any early amortization, liquidation or other performance trigger and whether the trigger was met.	4.03 statement
		(14) Information regarding any new issuance of asset-backed securities backed by the same asset pool,	Form 10-D report: Depositor
		information regarding any pool asset changes (other than in connection with a pool asset converting into cash in accordance with its terms), such as additions or removals in connection with a prefunding or revolving period and pool asset substitutions and repurchases (and purchase rates, if applicable), and cash flows available for future purchases, such as the	Form 10-D report: Depositor

Form	Item	Description	Responsible Party
		balances of any prefunding or revolving accounts, if applicable.	
		Disclose any material changes in the solicitation, credit-granting, underwriting, origination, acquisition or pool selection criteria or procedures, as applicable, used to originate, acquire or select the new pool assets.	Form 10-D report: Servicer
		Item 1121(b) – Pre-Funding or Revolving Period Information Updated pool information as required under Item 1121(b).	N/A
	2	**Legal Proceedings**	
		Item 1117 – Legal Proceedings pending against the following entities, or their respective property, that is material to Certificateholders, including proceedings known to be contemplated by governmental authorities:	
		Sponsor (Seller)	Seller
		Depositor	Depositor
		Trustee	Trustee
		Issuing entity	Depositor
		Servicer, affiliated servicer, other servicer servicing 20% or more of pool assets at time of report, other material servicers	Servicer
		Originator of 20% or more of pool assets as of the Cut-off Date	Seller
		Custodian	Custodian
	3	**Sales of Securities and Use of Proceeds**	
		Information from Item 2(a) of Part II of Form 10-Q	Depositor
		With respect to any sale of securities by the sponsor, depositor or issuing entity, that are backed by the same asset pool or are otherwise issued by the issuing entity, whether or not registered, provide the sales and use of proceeds information in Item 701 of Regulation S-K. Pricing information can be omitted if securities were not registered.	
	4	**Defaults Upon Senior Securities**	
		Information from Item 3 of Part II of Form 10-Q	N/A
		Report the occurrence of any Event of Default (after expiration of any grace period and provision of any required notice)	
	5	**Submission of Matters to a Vote of Security Holders**	

Form	Item	Description	Responsible Party
		Information from Item 4 of Part II of Form 10-Q	Servicer, if the Servicer is the party submitting the matter to a vote or has knowledge of the submission, Depositor, if the Depositor is the party submitting the matter to a vote or has knowledge of the submission, and the Trustee in all other cases
	6	**Significant Obligors of Pool Assets**	
		Item 1112(b) – Significant Obligor Financial Information*	N/A
		*This information need only be reported on the Form 10-D for the distribution period in which updated information is required pursuant to the Item.	
	7	**Significant Enhancement Provider Information**	
		Item 1114(b)(2) – Credit Enhancement Provider Financial Information*	Depositor
		Determining applicable disclosure threshold	
		Obtaining required financial information or effecting incorporation by reference	
		Item 1115(b) – Derivative Counterparty Financial Information*	Depositor
		Determining current maximum probable exposure	
		Determining current significance percentage	
		Obtaining required financial information or effecting incorporation by reference	
		*This information need only be reported on the Form 10-D for the distribution period in which updated information is required pursuant to the Items.	
	8	**Other Information**	
		Disclose any information required to be reported on Form 8-K during the period covered by the Form 10-D but not reported	The Responsible Party for the applicable Form 8-K item as indicated below
	9	**Exhibits**	
		Distribution report	Trustee
		Exhibits required by Item 601 of Regulation S-K, such as material agreements	Depositor
8-K	1.01	**Entry into a Material Definitive Agreement**	
		Disclosure is required regarding entry into or amendment of any definitive agreement that is material to the securitization, even if depositor is not a	Depositor; or any of the following that is a party to the agreement if Servicer is not: Trustee, Purchaser, Depositor

Form	Item	Description	Responsible Party
		party. Examples: servicing agreement, custodial agreement. Note: disclosure not required as to definitive agreements that are fully disclosed in the prospectus	
	1.02	**Termination of a Material Definitive Agreement**	
		Disclosure is required regarding termination of any definitive agreement that is material to the securitization (other than expiration in accordance with its terms), even if depositor is not a party. Examples: servicing agreement, custodial agreement.	Depositor; or any of the following that is a party to the agreement if Servicer is not: Trustee, Purchaser, Depositor
	1.03	**Bankruptcy or Receivership**	
		Disclosure is required regarding the bankruptcy or receivership, if known to the Servicer, with respect to any of the following: Sponsor (Seller), Depositor, Servicer, affiliated servicer, other servicer servicing 20% or more of pool assets at time of report, other material servicers, Certificate Administrator, Trustee, significant obligor, credit enhancer (10% or more), derivatives counterparty, Custodian	Depositor
	2.04	**Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement**	
		Includes an early amortization, performance trigger or other event, including event of default, that would materially alter the payment priority/distribution of cash flows/amortization schedule. Disclosure will be made of events other than waterfall triggers which are disclosed in the 4.03 statement	N/A
	3.03	**Material Modification to Rights of Security Holders**	
		Disclosure is required of any material modification to documents defining the rights of Certificateholders, including the Pooling and Servicing Agreement	Depositor
	5.03	**Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year**	
		Disclosure is required of any amendment "to the governing documents of the issuing entity"	Depositor
	5.06	**Change in Shell Company Status**	
		[Not applicable to ABS issuers]	Depositor

Form	Item	Description	Responsible Party
	6.01	**ABS Informational and Computational Material**	
		[Not included in reports to be filed under Section 8.12]	
	6.02	**Change of Servicer or Trustee**	
		Requires disclosure of any removal, replacement, substitution or addition of any servicer, affiliated servicer, other servicer servicing 10% or more of pool assets at time of report, other material servicers, certificate administrator or Trustee. Reg AB disclosure about any new servicer or Trustee is also required.	Trustee or Servicer, as applicable
	6.03	**Change in Credit Enhancement or Other External Support**	
		Covers termination of an enhancement in manner other than by its terms, the addition of an enhancement, or a material change in the enhancement provided. Applies to external credit enhancements as well as derivatives. Reg AB disclosure about any new enhancement provider is also required.	Depositor
	6.04	**Failure to Make a Required Distribution**	Trustee
	6.05	**Securities Act Updating Disclosure**	
		If any material pool characteristic differs by 5% or more at the time of issuance of the securities from the description in the prospectus, provide updated Reg AB disclosure about the actual asset pool.	Depositor
		If there are any new servicers or originators required to be disclosed under Regulation AB as a result of the foregoing, provide the information called for in Items 1108 and 1110 respectively.	Depositor
	7.01	**Regulation FD Disclosure**	Depositor
	8.01	**Other Events**	
		Any event, with respect to which information is not otherwise called for in Form 8-K, that the registrant deems of importance to security holders.	Depositor
	9.01	**Financial Statements and Exhibits**	The Responsible Party applicable to reportable event
10-K	9B	**Other Information**	
		Disclose any information required to be reported on Form 8-K during the fourth quarter covered by the Form 10-K but not reported	The Responsible Party for the applicable Form 8-K item as indicated above
	15	**Exhibits and Financial Statement Schedules**	
		Item 1112(b) – Significant Obligor Financial Information	Depositor
		Item 1114(b)(2) – Credit Enhancement Provider	Depositor

Form	Item	Description	Responsible Party
		Financial Information	
		Determining applicable disclosure threshold	
		Obtaining required financial information or effecting incorporation by reference	
		Item 1115(b) – Derivative Counterparty Financial Information	Depositor
		Determining current maximum probable exposure	
		Determining current significance percentage	
		Obtaining required financial information or effecting incorporation by reference	
		Item 1117 – Legal proceedings pending against the following entities, or their respective property, that is material to Certificateholders, including proceedings known to be contemplated by governmental authorities:	
		Sponsor (Seller)	Seller
		Depositor	Depositor
		Trustee	Trustee
		Issuing entity	Depositor
		Servicer, affiliated servicer, other servicer servicing 20% or more of pool assets at time of report, other material servicers	Servicer
		Originator of 20% or more of pool assets as of the Cut-off Date	Servicer
		Custodian	
		Item 1119 – Affiliations and relationships between the following entities, or their respective affiliates, that are material to Certificateholders::	
		Sponsor (Seller)	Seller
		Depositor	Depositor
		Trustee	Trustee
		Servicer, affiliated servicer, other servicer servicing 20% or more of pool assets at time of report, other material servicers	Servicer
		Originator	Seller
		Item 1122 – Assessment of Compliance with Servicing Criteria	Each Party participating in the servicing function

Form	Item	Description	Responsible Party
		Item 1123 – Servicer Compliance Statement	Servicer

EXHIBIT P

FORM OF TRUSTEE CERTIFICATION

Re: WaMu Asset-Backed Certificates, WaMu Series 2007-HE3 Trust (the
        "Trust") issued pursuant to the Pooling and Servicing Agreement, dated as
        of May 1, 2007 (the "Pooling and Servicing Agreement"), among WaMu
        Asset Acceptance Corp., as depositor (the "Depositor"), Washington
        Mutual Bank, as seller and servicer (the "Seller" and the "Servicer"),
        Citibank, N.A., as Trustee (the "Trustee") and Christiana Bank & Trust
        Company, as Delaware Trustee (the "Delaware Trustee")

        I, [identify the certifying individual], a [title] of Citibank, N.A. certify to the Depositor
and its officers, directors and affiliates, and with the knowledge and intent that they will rely
upon this certification, that:

        1.   I have reviewed the annual report on Form 10-K (the "Annual Report") for
the fiscal year [___], and all reports on Form 10-D containing distribution reports filed in respect
of periods included in the year covered by the Annual Report (collectively with the Annual
Report, the "Reports"), of the Trust;

        2.   Based on my knowledge, the information in the Reports prepared by the
Trustee, taken as a whole, does not contain any untrue statement of a material fact or omit to
state a material fact necessary to make the statements made, in light of the circumstances under
which such statements were made, not misleading as of the last day of the period covered by the
Annual Report; and

        3.   Based on my knowledge, the distribution or servicing information required
to be provided to the Trustee by the Servicer under the Pooling and Servicing Agreement for
inclusion in the Reports is included in the Reports.

        In giving the certifications above, I have reasonably relied on information provided to me
by the Servicer and the Swap Provider.

        Date: _____

                                                CITIBANK, N.A., as Trustee

                                                By: _____
                                                Name: _____
                                                Title: _____

SCHEDULE I

PREPAYMENT CHARGE SCHEDULE

AVAILABLE UPON REQUEST

SCHEDULE II

SWAP NOTIONAL AMOUNT SCHEDULE

Period	Distribution Date	Swap Notional Amount ($)	Strike Rate (%)
1	June 25, 2007	0	0
2	July 25, 2007	898,048,184	5.030
3	August 25, 2007	891,598,365	5.030
4	September 25, 2007	882,692,476	5.030
5	October 25, 2007	872,036,454	5.030
6	November 25, 2007	859,861,630	5.030
7	December 25, 2007	856,400,679	5.030
8	January 25, 2008	851,221,886	5.030
9	February 25, 2008	844,327,303	5.030
10	March 25, 2008	835,975,602	5.030
11	April 25, 2008	825,902,256	5.030
12	May 25, 2008	813,782,699	5.030
13	June 25, 2008	797,489,810	5.030
14	July 25, 2008	776,757,272	5.030
15	August 25, 2008	753,543,895	5.030
16	September 25, 2008	731,192,509	5.030
17	October 25, 2008	710,207,522	5.030
18	November 25, 2008	690,368,264	5.030
19	December 25, 2008	671,518,532	5.030
20	January 25, 2009	653,566,023	5.030
21	February 25, 2009	636,543,252	5.030
22	March 25, 2009	620,385,388	5.030
23	April 25, 2009	604,672,888	5.030
24	May 25, 2009	373,263,386	5.030
25	June 25, 2009	359,546,965	5.030
26	July 25, 2009	334,745,373	5.030
27	August 25, 2009	313,060,886	5.030
28	September 25, 2009	295,636,980	5.030
29	October 25, 2009	280,830,963	5.030
30	November 25, 2009	267,960,382	5.030
31	December 25, 2009	256,480,417	5.030
32	January 25, 2010	246,135,016	5.030
33	February 25, 2010	236,614,670	5.030
34	March 25, 2010	227,464,212	5.030
35	April 25, 2010	218,463,546	5.030
36	May 25, 2010	209,640,349	5.030
37	June 25, 2010	209,489,604	5.030
38	July 25, 2010	197,051,539	5.030
39	August 25, 2010	188,510,931	5.030
40	September 25, 2010	181,069,852	5.030
41	October 25, 2010	174,163,237	5.030
42	November 25, 2010	167,813,798	5.030
43	December 25, 2010	161,855,292	5.030

Period	Distribution Date	Swap Notional Amount ($)	Strike Rate (%)
44	January 25, 2011	156,222,601	5.030
45	February 25, 2011	150,990,232	5.030
46	March 25, 2011	145,960,585	5.030
47	April 25, 2011	141,449,494	5.030
48	May 25, 2011	137,079,664	5.030
49	June 25, 2011	132,870,029	5.030
50	July 25, 2011	128,791,586	5.030
51	August 25, 2011	124,833,127	5.030
52	September 25, 2011	120,950,648	5.030
53	October 25, 2011	117,165,820	5.030
54	November 25, 2011	113,479,171	5.030
55	December 25, 2011	109,890,569	5.030
56	January 25, 2012	106,399,180	5.030
57	February 25, 2012	103,001,791	5.030
58	March 25, 2012	99,733,865	5.030
59	April 25, 2012	96,601,212	5.030
60	May 25, 2012	93,609,805	5.030

SCHEDULE III

40 YEAR LOAN FINAL MATURITY SCHEDULE

Period	Distribution Date	Principal Balance of the Mortgage Loans Having 40-Year Original Terms To Maturity ($)
121	June 25, 2017	6,284,182.04
122	July 25, 2017	6,196,993.73
123	August 25, 2017	6,110,991.89
124	September 25, 2017	6,026,160.47
125	October 25, 2017	5,942,483.68
126	November 25, 2017	5,859,945.89
127	December 25, 2017	5,778,531.72
128	January 25, 2018	5,698,225.99
129	February 25, 2018	5,619,013.73
130	March 25, 2018	5,540,880.11
131	April 25, 2018	5,463,810.60
132	May 25, 2018	5,387,790.81
133	June 25, 2018	5,312,806.53
134	July 25, 2018	5,238,843.78
135	August 25, 2018	5,165,888.75
136	September 25, 2018	5,093,927.79
137	October 25, 2018	5,022,947.50
138	November 25, 2018	4,952,934.60
139	December 25, 2018	4,883,876.00
140	January 25, 2019	4,815,758.81
141	February 25, 2019	4,748,570.29
142	March 25, 2019	4,682,297.92
143	April 25, 2019	4,616,929.26
144	May 25, 2019	4,552,452.12
145	June 25, 2019	4,488,854.43
146	July 25, 2019	4,426,124.29
147	August 25, 2019	4,364,249.98
148	September 25, 2019	4,303,219.92
149	October 25, 2019	4,243,022.69
150	November 25, 2019	4,183,647.03
151	December 25, 2019	4,125,081.81
152	January 25, 2020	4,067,316.07
153	February 25, 2020	4,010,339.01
154	March 25, 2020	3,954,139.95
155	April 25, 2020	3,898,708.35
156	May 25, 2020	3,844,033.86
157	June 25, 2020	3,790,106.18
158	July 25, 2020	3,736,915.26

Period	Distribution Date	Principal Balance of the Mortgage Loans Having 40-Year Original Terms To Maturity ($)
159	August 25, 2020	3,684,451.10
160	September 25, 2020	3,632,703.87
161	October 25, 2020	3,581,663.87
162	November 25, 2020	3,531,321.53
163	December 25, 2020	3,481,667.38
164	January 25, 2021	3,432,692.15
165	February 25, 2021	3,384,386.61
166	March 25, 2021	3,336,741.71
167	April 25, 2021	3,289,748.51
168	May 25, 2021	3,243,398.19
169	June 25, 2021	3,197,682.04
170	July 25, 2021	3,152,591.45
171	August 25, 2021	3,108,117.98
172	September 25, 2021	3,064,253.26
173	October 25, 2021	3,020,989.06
174	November 25, 2021	2,978,317.23
175	December 25, 2021	2,936,229.75
176	January 25, 2022	2,894,718.71
177	February 25, 2022	2,853,776.30
178	March 25, 2022	2,813,394.81
179	April 25, 2022	2,773,566.64
180	May 25, 2022	2,734,284.33
181	June 25, 2022	2,695,540.44
182	July 25, 2022	2,657,327.68
183	August 25, 2022	2,619,638.88
184	September 25, 2022	2,582,466.92
185	October 25, 2022	2,545,804.78
186	November 25, 2022	2,509,645.59
187	December 25, 2022	2,473,982.49
188	January 25, 2023	2,438,808.81
189	February 25, 2023	2,404,117.86
190	March 25, 2023	2,369,903.12
191	April 25, 2023	2,336,158.15
192	May 25, 2023	2,302,876.54
193	June 25, 2023	2,270,052.06
194	July 25, 2023	2,237,678.47
195	August 25, 2023	2,205,749.67
196	September 25, 2023	2,174,259.63
197	October 25, 2023	2,143,202.38
198	November 25, 2023	2,112,572.08
199	December 25, 2023	2,082,362.93

Period	Distribution Date	Principal Balance of the Mortgage Loans Having 40-Year Original Terms To Maturity ($)
200	January 25, 2024	2,052,569.20
201	February 25, 2024	2,023,185.27
202	March 25, 2024	1,994,205.59
203	April 25, 2024	1,965,624.65
204	May 25, 2024	1,937,437.04
205	June 25, 2024	1,909,637.46
206	July 25, 2024	1,882,220.60
207	August 25, 2024	1,855,181.29
208	September 25, 2024	1,828,514.40
209	October 25, 2024	1,802,214.88
210	November 25, 2024	1,776,277.72
211	December 25, 2024	1,750,698.04
212	January 25, 2025	1,725,470.96
213	February 25, 2025	1,700,591.69
214	March 25, 2025	1,676,055.52
215	April 25, 2025	1,651,857.77
216	May 25, 2025	1,627,993.88
217	June 25, 2025	1,604,459.28
218	July 25, 2025	1,581,249.52
219	August 25, 2025	1,558,360.17
220	September 25, 2025	1,535,786.89
221	October 25, 2025	1,513,525.39
222	November 25, 2025	1,491,571.42
223	December 25, 2025	1,469,920.81
224	January 25, 2026	1,448,569.43
225	February 25, 2026	1,427,513.21
226	March 25, 2026	1,406,748.16
227	April 25, 2026	1,386,270.29
228	May 25, 2026	1,366,075.73
229	June 25, 2026	1,346,160.60
230	July 25, 2026	1,326,521.11
231	August 25, 2026	1,307,153.51
232	September 25, 2026	1,288,054.13
233	October 25, 2026	1,269,219.28
234	November 25, 2026	1,250,645.38
235	December 25, 2026	1,232,328.88
236	January 25, 2027	1,214,266.29
237	February 25, 2027	1,196,454.14
238	March 25, 2027	1,178,889.02
239	April 25, 2027	1,161,567.58
240	May 25, 2027	1,144,486.50

SCHEDULE IV

PMI MORTGAGE LOAN SCHEDULE

(NOT APPLICABLE)